Form 10-K, Exhibit 13
period 1996-03-31
FIRSTFED BANCORP INC
filed 1996-06-28
CIK 876947

                                                                      Exhibit 13

   FirstFed Bancorp, Inc. (the "Company") is a financial institution holding company located in Bessemer, Alabama. It serves portions of the greater Birmingham metropolitan area and counties to the south and west through its financial institution subsidiaries, First Federal Savings Bank ("First Federal") and First State Bank of Bibb County ("First State"). First Federal is a first-tier subsidiary of the Company and First State is a wholly-owned subsidiary of First State Corporation ("FSC") which is a first-tier subsidiary of the Company.

   First Federal is a federally chartered savings bank originally chartered in 1936. First Federal offers traditional deposit and mortgage loan products, principally one-to-four-family residential loans and, to a lesser extent, commercial and consumer loans. First Federal conducts its business through four offices, one each in Bessemer, Hueytown, Pelham and Hoover, Alabama.

   FSC and First State were acquired by the Company on January 2, 1996. First State is an Alabama chartered commercial bank that offers traditional deposit products and commercial, mortgage and consumer loans. First State conducts its business through three offices, one each in West Blocton, Woodstock and Centreville, Alabama.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

                                                      Year Ended March 31,
                             -------------------------------------------------------------------
                                  1996         1995          1994          1993          1992
                             -------------  -----------  ------------  ------------  -----------
                                         (Amounts in thousands, except per share data)

INCOME STATEMENT DATA

Interest income                  $ 10,542     $  8,329      $  7,836      $  8,417      $  8,622
Interest expense                    5,791        3,860         3,511         3,981         5,417
                                 --------     --------      --------      --------      --------
Net interest income                 4,751        4,469         4,325         4,436         3,205
 Provision for loan losses             75           52            69            90             -
                                 --------     --------      --------      --------      --------
Net interest income after
 provision for loan losses          4,676        4,417         4,256         4,346         3,205
Noninterest income                    496          274           293           209           201
Noninterest expense                 3,616        3,093         3,046         2,584         2,197
                                 --------     --------      --------      --------      --------
Income before provision
 for income taxes                   1,556        1,598         1,503         1,971         1,209
Provision for income taxes            554          715           565           728           420
                                 --------     --------      --------      --------      --------
Net income                       $  1,002     $    883      $    938      $  1,243      $    789
                                 ========     ========      ========      ========      ========
Earnings per share               $   1.54     $   1.27      $   1.32      $   1.75      $   1.14(1)
                                 ========     ========      ========      ========      ========

                                                        As of March 31,
                             -------------------------------------------------------------------
                                  1996         1995          1994          1993          1992
                             -------------  -----------  ------------  ------------  -----------
                                                    (Amounts in thousands)
BALANCE SHEET DATA

Total assets                     $166,184     $129,069      $114,449      $111,868      $108,387
Loans receivable, net             126,199      106,224        87,445        78,863        74,600
Mortgage-backed securities          4,766        5,288         6,655         8,773        13,245
Securities                         14,653        7,645        11,222        15,398         5,909
Deposits                          145,858      106,428        94,939        91,384        89,029
Stockholders' equity               17,231       18,734        18,559        19,159        18,174

                                                      Year Ended March 31,
                             -------------------------------------------------------------------
                                  1996         1995          1994          1993          1992
                             -------------  -----------  ------------  ------------  -----------

KEY OPERATING DATA

Return on average assets              .72%         .74%          .83%         1.13%          .77%
Return on average equity             5.63         4.74          5.03          6.66          5.46
Average equity to average
 assets                             12.78        15.73         16.48         16.96         14.18
Dividend payout ratio                 .83          .60          1.19           .31           .12(1)
Customer service
 facilities and number
 providing
  full services,
   respectively                       7-7          4-4           4-4           4-2           3-2

   __________
     (1) Earnings per share and the dividend payout ratio are presented on a retroactive basis as if the 690,000 shares issued in connection with the conversion of First Federal from mutual to stock form in December 1991 had been outstanding during all of fiscal 1992. (See Note 1 of Notes to Consolidated Financial Statements.)

                            QUARTERLY FINANCIAL DATA
                                  (UNAUDITED)
            (Dollar amounts in thousands, except per share amounts)




                                                                              Three Months Ended
                                                             ---------------------------------------------------
Fiscal 1995
                                                               June 30    September 30  December 31    March 31
                                                             -----------  ------------  -----------  -----------
     Interest income                                         $     1,924  $      1,976  $     2,108  $     2,321
     Interest expense                                                850           886          994        1,130
                                                             -----------  ------------  -----------  -----------
     Net interest income                                           1,074         1,090        1,114        1,191
     Provision for loan losses                                         6             -            -           46
                                                             -----------  ------------  -----------  -----------
     Net interest income after provision for loan losses           1,068         1,090        1,114        1,145
     Noninterest income                                               66            87           74           47
     Noninterest expense                                             762           783          733          815
                                                             -----------  ------------  -----------  -----------
     Income before income taxes                                      372           394          455          377
     Provision for income taxes                                      148           146          209          212
                                                             -----------  ------------  -----------  -----------
     Net income                                              $       224  $        248  $       246  $       165
                                                             ===========  ============  ===========  ===========
     Earnings per share                                             $.32          $.35         $.36         $.24
                                                             ===========  ============  ===========  ===========

     Fiscal 1996

     Interest income                                         $     2,387  $      2,466  $     2,540  $     3,149
     Interest expense                                              1,319         1,379        1,403        1,690
                                                             -----------  ------------  -----------  -----------
     Net interest income                                           1,068         1,087        1,137        1,459
     Provision for loan losses                                        15            15           15           30
                                                             -----------  ------------  -----------  -----------
     Net interest income after provision for loan losses           1,053         1,072        1,122        1,429
     Noninterest income                                               59            75          106          256
     Noninterest expense                                             803           799          933        1,081
                                                             -----------  ------------  -----------  -----------
     Income before income taxes                                      309           348          295          604
     Provision for income taxes                                      127           146           45          236
                                                             -----------  ------------  -----------  -----------
     Net income                                              $       182  $        202  $       250  $       368(1)
                                                             ===========  ============  ===========  ===========
     Earnings per share                                      $       .27  $        .31  $       .37  $       .59
                                                             ===========  ============  ===========  ===========

   __________
     (1) On January 2, 1996, the Company acquired FSC and its wholly owned subsidiary, First State. Results of operations of FSC and First State are included in quarterly data subsequent to that date.

                               COMMON STOCK DATA

       The Company's common stock began trading in December 1991 through the National Daily Quotation Service "Pink Sheets" published by the National Quotation Bureau, Inc. There currently are 607,410 shares of common stock outstanding and approximately 343 holders of record of the common stock. The following table sets forth certain information known to management as to the range of the high and low bid prices for the Company's common stock and cash dividends declared per share of common stock for the calendar quarters indicated.



                                                       Dividends
                                                        Declared
                           High Bid (1)  Low Bid (1)  Per Share(2)
                           ------------  -----------  ------------
        Fiscal 1995:
         First Quarter          $21.25       $21.00        $.30
         Second Quarter          21.00        20.00         .16
         Third Quarter           20.75        20.75         .16
         Fourth Quarter          21.00        21.50         .16

        Fiscal 1996:
         First Quarter          $23.00       $22.00        $.80
         Second Quarter          23.75        23.25         .16
         Third Quarter           23.50        22.00         .16
         Fourth Quarter          24.00        23.50         .16
                                ------       ------        ----

- - ----------------------

     (1) Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

     (2) See Note 15 of Notes to Consolidated Financial Statements.

                             FIRSTFED BANCORP, INC.
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                         AS OF MARCH 31, 1996 AND 1995
            (Dollar amounts in thousands, except per share amounts)

                                                        1996           1995
                                                   --------------  -------------
     ASSETS

     Cash and cash equivalents:
         Cash on hand and in banks                       $  2,221       $  2,822
         Interest-bearing deposits in other banks           5,018          1,534
         Federal funds sold                                 4,875          1,300
                                                         --------       --------
                                                           12,114          5,656
                                                         --------       --------
     Securities available for sale                         10,845          1,860
     Assets held for sale                                   1,582            106
     Securities, fair value of $3,821 and
      $5,752, respectively                                  3,808          5,785
     Mortgage-backed securities, fair value of
      $4,778 and $5,243, respectively                       4,766          5,288
     Loans receivable, net of allowance for loan
      losses of $621 and $242, respectively               126,199        106,224
     Land, buildings and equipment, less
      accumulated depreciation of
      $1,063 and $923, respectively                         2,606          1,912
     Goodwill                                               1,598              -
     Real estate owned                                         12              1
     Real estate held for investment                          997            995
     Accrued interest receivable                            1,326            985
     Other assets                                             331            257
                                                         --------       --------
                                                         $166,184       $129,069
                                                         ========       ========

     LIABILITIES AND STOCKHOLDERS' EQUITY

     Liabilities:
         Deposits                                       $145,858      $106,428
         Borrowed funds                                    2,002         3,207
         Accrued interest payable                            172            76
         Income taxes payable                                232            95
         Dividend payable                                     97           107
         Other liabilities                                   592           422
                                                        --------      --------
                                                         148,953       110,335
                                                        --------      --------
     Commitments and contingencies (Notes 2, 3,
      4, 5, 9 and 10)

     Stockholders' equity:
         Preferred stock, $.01 par value,
          1,000,000 shares authorized, none issued
          and outstanding                                      -             -
         Common stock, $.01 par value, 3,000,000
          shares authorized, 730,084 issued
          and 607,410 outstanding in 1996 and
          711,501 issued and 671,214
          outstanding in 1995                                  7             7
         Paid-in capital                                   6,457         6,250
         Retained earnings                                13,831        13,662
         Treasury stock, at cost (122,674 and
          40,287 shares, respectively)                    (2,774)         (850)
         Unearned compensation                              (204)         (245)
         Unrealized loss on securities
          available for sale, net                            (86)          (90)
                                                        --------      --------
                                                          17,231        18,734
                                                        --------      --------
                                                        $166,184      $129,069
                                                        ========      ========

 The accompanying notes are an integral part of these consolidated statements.

                             FIRSTFED BANCORP, INC.
                       CONSOLIDATED STATEMENTS OF INCOME
               FOR THE YEARS ENDED MARCH 31, 1996, 1995 and 1994
            (Dollar amounts in thousands, except per share amounts)

                                 1996            1995            1994
                             -------------  --------------  -------------
INTEREST INCOME
 Interest and fees on loans        $ 9,416         $7,248          $6,488
 Interest and dividends on
  securities                           496            594             702
 Interest on
  mortgage-backed
  securities                           345            385             487
 Other interest income                 285            102             159
                                   -------         ------          ------
  Total interest income             10,542          8,329           7,836
                                   -------         ------          ------

INTEREST EXPENSE
 Interest on deposits                5,612          3,684           3,511
 Interest on other
  borrowings                           179            176               -
                                   -------         ------          ------
  Total interest expense             5,791          3,860           3,511
                                   -------         ------          ------

Net interest income                  4,751          4,469           4,325
 Provision for loan losses              75             52              69
                                   -------         ------          ------
Net interest income after
 provision for loan losses           4,676          4,417           4,256
                                   -------         ------          ------
NONINTEREST INCOME
 Fees for customer services            316            215             186
 Miscellaneous operating
  and non-operating
  income, net                          180             59             107
                                   -------         ------          ------
Total noninterest income               496            274             293
                                   -------         ------          ------

NONINTEREST EXPENSE
 Salaries and employee
  benefits                           1,866          1,520           1,557
 Office building and
  equipment expense                    450            322             305
 Deposit insurance expense             285            259             222
 Net (gain) loss on real
  estate owned                           1            (11)             27
 Amortization of goodwill               27              -               -
 Other operating expenses              987          1,003             935
                                   -------         ------          ------
  Total noninterest expense          3,616          3,093           3,046
                                   -------         ------          ------

Income before provision
 for income taxes                    1,556          1,598           1,503
  Provision for income
   taxes                               554            715             565
                                   -------         ------          ------

NET INCOME                         $ 1,002         $  883          $  938
                                   =======         ======          ======

EARNINGS PER SHARE                   $1.54          $1.27           $1.32
                                   =======         ======          ======

 The accompanying notes are an integral part of these consolidated statements.

                             FIRSTFED BANCORP, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
               FOR THE YEARS ENDED MARCH 31, 1996, 1995 AND 1994
            (Dollar amounts in thousands, except per share amounts)


                                                                                                          Unrealized
                                                                                                           Loss on
                                                                                                          Securities
                                                                                          Unearned        Available
                             Common         Paid-In         Retained       Treasury        Compen-        for Sale,
                              Stock         Capital         Earnings         Stock         sation            Net
                            --------      -----------     ------------     ---------     -----------     -----------
BALANCE, March 31, 1993     $      7      $     6,070     $     13,486     $      -      $      (404)    $      -

 Amortization of unearned
  compensation                     -                -                -            -               89            -
 Net income                        -                -              938            -                -            -
 Dividends declared ($1.60
  per share)                       -                -           (1,118)           -                -            -
 Exercise of stock options         -              158                -            -                -            -
 Purchase of treasury stock        -                -                -         (644)               -            -
 Unrealized loss on
  securities available
  for sale, net                    -                -                -            -                -          (23)
                            --------      -----------     ------------     --------      -----------     --------

BALANCE, March 31, 1994            7            6,228           13,306         (644)            (315)         (23)
 Amortization of unearned
  compensation                     -                -                -            -               80            -
 Awards under stock plans          -               10                -            -              (10)           -
 Net income                        -                -              883            -                -            -
 Dividends declared ($.78
  per share)                       -                -             (527)           -                -            -
 Exercise of stock options         -               12                -            -                -            -
 Purchase of treasury stock        -                -                -         (206)               -            -
 Change in unrealized loss on
  securities available for
  sale, net                        -                -                -            -                -          (67)
                            --------      -----------     ------------     --------      -----------     --------

BALANCE, March 31, 1995            7            6,250           13,662         (850)            (245)         (90)
 Amortization of unearned
  compensation                     -                -                -            -               94            -
 Awards under stock plans          -               29                -            -              (29)           -
 Net income                        -                -            1,002            -                -            -
 Dividends declared ($1.28
  per share)                       -                -             (833)           -                -            -
 Exercise of stock options         -              178                -            -                -            -
 Purchase of treasury stock        -                -                -       (1,924)               -            -
 Purchase of stock for stock
  plan                             -                -                -            -              (24)           -
 Change in unrealized loss on
  securities available for
  sale, net                        -                -                -            -                -            4
                            --------      -----------     ------------     --------      -----------     --------

BALANCE, March 31, 1996     $      7      $     6,457     $     13,831     $ (2,774)     $      (204)    $    (86)
                            ========      ===========     ============     ========      ===========     ========

 The accompanying notes are an integral part of these consolidated statements.

                             FIRSTFED BANCORP, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE YEARS ENDED MARCH 31, 1996, 1995 AND 1994
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                         (Dollar amounts in thousands)


CASH FLOWS FROM OPERATING ACTIVITIES:                                            1996                1995              1994
                                                                                -------            --------           -------
Net income                                                                     $  1,002            $    883           $   938
Adjustments to reconcile net income to net cash provided by (used in)
    operating activities:
  Depreciation                                                                      202                 150               136
  Amortization of unearned compensation                                              94                  80                89
  Amortization of purchase premiums                                                  45                  57               160
  Accretion of deferred income                                                     (108)                (74)             (129)
  Provision (credit) for deferred income taxes                                       93                  30                 -
  Provision (credit) for loss on real estate owned                                    -                  (9)               26
  Provision for loan loss                                                            75                  52                69
  Loan fees (cost) deferred, net                                                   (164)                142               167
  FHLB stock dividend                                                                 -                   -               (67)
  (Gain) loss on sale of real estate owned, net                                      (3)                (11)              (24)
  (Gain) loss on sale of equipment                                                   (8)                  -                 -
  Net loans (originated for sale) sold                                           (1,476)                 76              (182)
  Amortization of goodwill                                                           27                   -                 -
  Change in assets and liabilities, net of effect from purchase of subsidiary:
     (Increase) decrease in accrued interest                                        (73)               (180)              152
     (Increase) decrease in other assets                                             86                 (90)               20
     Increase (decrease) in accrued interest payable                                 15                  27               (10)
     Increase (decrease) in current income taxes payable                            (36)                  8              (213)
     Increase (decrease) in other liabilities                                        (3)               (284)              210
                                                                               --------            --------           -------
     Net cash provided by (used in) operating activities                           (232)                857             1,342
                                                                               --------            --------           -------
CASH FLOWS FROM INVESTING ACTIVITIES:

 Purchase of subsidiary, net of cash acquired                                    (1,439)                  -                 -
 Proceeds from maturities of securities available for sale                          641               1,450             1,985
 Proceeds from maturities of securities                                           2,995               2,000                 -
 Purchase of securities available for sale                                       (1,499)                  -                 -
 Principal payments received on mortgage-backed securities                          693               1,333             4,179
 Proceeds from sales of real estate owned                                            18                 126               322
 Net loan repayments (originations)                                              (3,469)            (18,959)           (8,776)
 Capital expenditures                                                              (131)               (943)             (161)
 Purchase of real estate held for investment                                         (2)                  -               (92)
 Proceeds from sale of fixed assets                                                   8                   -                 -
                                                                               --------            --------           -------
            Net cash used in investing activities                                (2,185)            (14,993)           (2,543)
                                                                               --------            --------           -------
    CASH FLOWS FROM FINANCING ACTIVITIES:

 Increase in deposits, net                                                       12,683              11,489             3,555
 Proceeds from FHLB advances                                                        591               3,500                 -
 Payment of FHLB advances                                                        (1,796)               (293)                -
 Repurchase of stock for stock plan                                                 (24)                  -                 -
 Principal payment on note payable                                                    -                   -              (355)
 Proceeds from exercise of stock options                                            178                  12               158
 Cash dividends paid                                                               (833)               (522)           (1,111)
 Purchase of treasury stock                                                      (1,924)               (206)             (644)
                                                                               --------            --------           -------
    Net cash provided by financing activities                                     8,875              13,980             1,603
                                                                               --------            --------           -------
    NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                          6,458                (156)              402
    CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                              5,656               5,812             5,410
                                                                               --------            --------           -------
    CASH AND CASH EQUIVALENTS AT END OF PERIOD                                 $ 12,114            $  5,656           $ 5,812
                                                                               ========            ========           =======

 The accompanying notes are an integral part of these consolidated statements.

                             FIRSTFED BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         MARCH 31, 1996, 1995 AND 1994

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Organization and Basis of Presentation

  FirstFed Bancorp, Inc. (the "Company") is the holding company and sole shareholder of First Federal Savings Bank ("First Federal") and First State Corporation ("FSC"). FSC was acquired by the Company on January 2, 1996, and is the sole shareholder of First State Bank of Bibb County ("First State"). First Federal and First State are referred to herein as the "Banks". There are no material assets in FSC except for the investment in First State. In December 1991, the Company sold 690,000 shares of common stock through subscription offerings in connection with First Federal's conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank (the "Conversion"). Net proceeds of the offering were approximately $5.4 million. Reference is made to Note 3 concerning establishment of the liquidation account at the time of Conversion.

  The accompanying consolidated financial statements include the accounts of the Company, First Federal, FSC and First State. All significant intercompany balances and transactions have been eliminated in consolidation.

  Nature of Operations

  The Banks, through seven branch offices located in Alabama, are engaged in a full range of banking services. Those services consist of providing various deposit opportunities to customers and originating primarily 1-4 family mortgage loans and to a lesser extent commercial and installment loans in portions of the Birmingham metropolitan areas and counties surrounding its south and west sides.

  Pervasiveness of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Land, Buildings and Equipment

  Land, buildings and equipment are stated at cost. Depreciation is provided at straight-line rates over the estimated service lives of the related property (15-50 years for buildings and improvements and 3-10 years for furniture and equipment).

  Expenditures for maintenance and repairs are charged to operations as incurred; expenditures for renewals and improvements are capitalized and written off through depreciation and amortization charges. Equipment retired or sold is removed from the asset and related accumulated depreciation accounts and any profit or loss resulting therefrom is reflected in the consolidated statements of income.

 Loans Receivable

  Loans receivable are stated at unpaid principal balances, less the allowance for loan losses, and net deferred loan origination fees. Interest is credited to income based upon the principal amount outstanding.

  An allowance is established for uncollectible interest on loans that are 90 days past due based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgement, the borrower's ability to make periodic interest and principal payments has been demonstrated, in which case the loan is returned to accrual status.

  Loan Origination Fees and Related Costs

  Nonrefundable fees associated with loan originations, net of direct costs associated with originating loans, are deferred and amortized over the contractual lives of the loans or the repricing period for certain loans using the level yield method. Such amortization is reflected in "Interest and fees on loans" in the accompanying consolidated statements of income.

  Loan commitment fees are recognized in income upon expiration of the commitment period, unless the commitment results in the loan being funded.

  Allowance for Loan Losses

  The allowance for loan losses is maintained through provisions charged to expense at levels which management considers adequate to absorb losses inherent in the loan portfolio at each reporting date. Management's estimation of this amount includes a review of all loans for which full collectibility is not reasonably assured and considers, among other factors, prior years' loss experience, economic conditions, distribution of portfolio loans by risk class and the estimated value of underlying collateral. Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from their estimations; however, the allowance is reviewed periodically and as adjustments become necessary they are reported in earnings in the periods in which they become known.

  The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures," as of April 1, 1995. These standards require that certain impaired loans be measured based on the present value of expected future cash flows discounted at the loans' original effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance. The Company had previously measured the allowance for loan losses using methods similar to those prescribed in these standards. As a result of adopting these standards, no additional provision to the allowance for loan losses was required as of April 1, 1995. As the Company's loan portfolio is comprised primarily of one-to-four family residential mortgages and consumer installment loans, which are exempt from SFAS Nos. 114 and 118 due to the Company evaluating them collectively for impairment, the Company had no loans designated as impaired under the provisions of SFAS Nos. 114 and 118 at March 31, 1996.

  Income Taxes

  The consolidated financial statements have been prepared on an accrual basis. Because some income and expense items are recognized in different periods for financial reporting purposes and for purposes of computing currently payable income taxes, a provision or credit for deferred income taxes is made for such temporary differences.

  Statements of Cash Flows

  For purposes of presenting the statements of cash flows, the Company considers cash on hand and in banks, interest bearing deposits in other banks and Federal funds sold to be cash and cash equivalents.

                                                                                1996           1995           1994
                                                                               ------         ------         ------
SUPPLEMENTAL CASH FLOW INFORMATION:                                                       (In Thousands)
      Cash paid during the
       period for-
          Income taxes                                                        $  424         $  648         $  778
          Interest                                                             5,695          3,883          3,521
                                                                              ======         ======         ======
       Non-cash transactions-
          Transfers of loans receivable to real estate owned                  $   26         $   60         $   88
          Noncash compensation under stock plans                                  24              -              -
          Declaration of cash dividend payable                                    97            107            101
          Transfer of mortgage-backed securities held for sale to
            held to maturity at amortized cost                                     -              -          1,492
          Transfer of securities held for sale to available for sale
            at fair value                                                          -              -          3,414
          Change in unrealized net loss on securities available for sale,
            net of deferred tax of ($2,000) and $37,000, respectively             (4)            67             23
                                                                              ======         ======         ======

  Assets Held for Sale

  Assets held for sale are recorded at the lower of amortized cost or market value, as such assets are not intended to be held to maturity. As of March 31, 1996 and 1995, assets held for sale consisted of mortgage loans in the process of being sold to third-party investors.

Securities

  The Company classifies securities as either trading, available for sale or held to maturity based on management's intent at the time of purchase.

  Securities designated as available for sale are carried at fair value. The unrealized difference between amortized cost and fair value of securities available for sale is excluded from earnings and is reported net of deferred taxes as a component of stockholders' equity. This caption includes securities that management intends to use as part of its asset/liability management strategy or that may be sold in response to changes in interest rates, changes in prepayment risk, liquidity needs, or for other purposes.

  Securities classified as held to maturity are carried at amortized cost, as the Company has the ability and positive intent to hold these securities to maturity. There are no securities classified as trading as of March 31, 1996 or 1995.

  Amortization of premium and accretion of discount are computed under the interest method. The adjusted cost of the specific security sold is used to compute realized gain or loss on the sale of securities.

  Pending accounting Standards

  In March 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain indentifiable intangibles and goodwill related to those assets to be held and used and for long-lived assets and certain indentifable intangibles to be disposed of. This Standard requires that long-lived assets and certain indentifiable intangibles to be held and used be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the review for recoverability, based on undiscounted expected future cash flows, indicates that impairment exists, the loss should be measured based on the fair value of the asset. The Company adopted the provisions of the Standard on April 1, 1996, without a significant impact on the Company's financial position.

  In May 1995, the FASB issued SFAS No. 122 "Accounting for Mortgage Servicing Rights," an amendment to SFAS No. 65. This Standard amends certain provisions of SFAS No. 65 to eliminate the accounting distinction between rights to service mortgage loans for others that are acquired through loan origination activities and those acquired through purchase transactions. This Standard applies prospectively for fiscal years beginning after December 15, 1995, to transactions in which a mortgage banking enterprise sells or securitizes mortagage loans with servicing rights retained and to impairment evaluations of all amounts capitalized as mortgage servicing rights, including those pruchased before adoption of this Standard. Management adopted the provisions of this Standard on April 1, 1996. Based on the Company's current operating activities, management does not believe that the adoption of this Standard will have a material impact on the Company's financial condition or results of operations.

  Mortgage-Backed Securities

  The Company intends and has the ability to hold mortgage-backed securities to maturity. Accordingly, they are stated at amortized cost. Amortization of premiums and accretion of discounts are calculated on the level yield method. Gains/(losses) on sales of mortgage-backed securities are calculated based on specific identification of securities sold.

  Earnings Per Share and Dividends

  Earnings per share for fiscal year ended March 31, 1996, has been computed based on the weighted average number of shares of common stock and common stock equivalents outstanding during the year. Common stock equivalents includes the number of shares issuable on exercise of the outstanding stock options less the number of shares that could have been purchased with the proceeds from the exercise of the stock options based on the greater of the average price of the common stock during the year or the price of the common stock as of year end. The weighted average number of shares used for fiscal years ended March 31, 1996, 1995, and 1994 were 649,267, 696,853 and 710,441, respectively. Total dividends declared during the fiscal year are based on shares outstanding, excluding treasury shares.

  Business Combination

  On January 2, 1996, the Company acquired FSC and its wholly owned subsidiary, First State. This transaction was accounted for under the purchase method of accounting and, accordingly, the consolidated statement of income includes FSC and First State's results of operations subsequent to that date. The cash purchase price was approximately $4,275,000 for the acquisition of all outstanding shares of FSC. The total purchase price exceeded the fair value of net assets acquired by approximately $1,600,000, which is being amortized over 15 years as goodwill.

  Assuming the acquisition of First State had been consummated at April 1, 1994, the consolidated results of operations on a pro forma basis for the years ended March 31, 1996, and March 31, 1995, would have been as follows:

                                            March 31,
                                     1996                1995
                                 -----------         -----------
    Net Interest Income          $ 5,749,000         $ 5,716,000

    Net Income                   $ 1,162,000         $ 1,010,000

    Earnings Per Share           $      1.79         $      1.45

2. INTEREST RATE SENSITIVITY:

  A portion of the Company's interest earning assets are long-term fixed-rate mortgage loans and mortgage-backed securities (approximately 17%); likewise, one source of funds is savings deposits with maturities longer than three years (approximately 15%). Because of the short-term nature of most savings deposits, their cost generally reflects returns currently available in the money market. Accordingly, the savings deposits have a high degree of interest rate sensitivity. Long-term fixed-rate loans in the mortgage loan portfolio have much less sensitivity to changes in current market rates. As a result, the Bank focuses on originating adjustable-rate mortgage loans and holding adjustable-rate mortgage-backed securities (approximately 80%). Even so, changes in market interest rates may affect the level of net interest income as related to such fixed rate loans.

3. EQUITY:

  For Federal income tax purposes, First Federal is generally allowed a special bad debt deduction limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and savings accounts at the end of the year. Subject to certain limitations, which are controllable by First Federal, the income offset by these deductions claimed for tax purposes may never be recognized as taxable income. At March 31, 1996, retained earnings included approximately $4,656,000 for which no income tax has been provided. In recent months, several regulatory and legislative proposals have included provisions which may eliminate the special bad debt deduction which has heretofore been available for savings banks. The impact of such, if any, is not expected to be material to the consolidated financial statements.

  As required by the Office of Thrift Supervision ("OTS") regulations, First Federal established a liquidation account at the time of the Conversion for the benefit of the remaining eligible account holders. The initial balance of this liquidation account was equal to First Federal's net worth as defined by OTS regulations as of the date of the latest statement of financial condition at the time of conversion. In the event of a complete liquidation of First Federal (and only in such event) each eligible holder shall be entitled to receive a liquidation distribution from this account in the amount of the then current adjusted balance for deposits then held, before any liquidation distribution may be made to any stockholders. The liquidation account will not restrict First Federal's use or application of net worth except for the repurchase of First Federal's stock and the payment of dividends, if such payments would cause a reduction in First Federal's net worth below the liquidation account. Furthermore, First Federal may be prohibited from declaring cash dividends and repurchasing its own stock based upon various other regulatory restrictions.

  Regulation

  OTS regulations require First Federal to maintain capital sufficient to meet three requirements, as defined: (1) a tangible capital requirement equal to 1.5% of adjusted total assets; (2) a leverage ratio (expressed as the ratio of core capital, as defined, to as adjusted total assets), requirement equal to 3% of adjusted total assets; and (3) a risk-based capital requirement equal to 8% of risk-weighted assets. Capital for purposes of computing the risk-based computation is derived by aggregating First Federal's stockholders' equity and the general allowance for loan losses. For purposes of risk-based capital requirements, such capital is then expressed as a percentage of total First Federal assets as adjusted by specified percentages representative of the relative credit risk of First Federal's assets. At March 31, 1996, First Federal exceeded all capital requirements and is considered "well capitalized" for regulatory purposes..

  The Company and First State are required by Federal Reserve Board ("FRB") regulation to maintain (1) a leverage ratio of at least 3% (generally increased by the FRB from 100 to 200 basis points based on its review of individual holding companies and banks), (2) a ratio of Tier 1 capital to risk-based assets of 4% and (3) a ratio of total capital to risk-based assets of 8%. At March 31, 1996, both the Company and First State exceeded all applicable capital requirements and were classified as "well capitalized."

4. INCENTIVE COMPENSATION AND EMPLOYEE BENEFITS:

  Defined Benefit Pension Plan

  First Federal has a noncontributory defined benefit pension plan available to all eligible employees. The following table sets forth the plan's funded status as of March 31, 1996, 1995 and 1994:

                                                                             1996         1995       1994
                                                                            -------     -------     -------
                                                                                    (In thousands)
Actuarial present value of benefit obligations:
Accumulated benefit obligation, including vested benefits
  of ($1,018), ($980), and ($815) at March 31, 1996, 1995,
  and 1994, respectively                                                    $(1,096)    $(1,049)    $  (869)
                                                                            =======     =======     =======

Projected benefit obligation for services rendered to date                  $(1,495)    $(1,405)    $(1,204)
Plan assets at fair value, primarily pooled stock and bond funds              1,403       1,208       1,163
                                                                            -------     -------     -------
Projected benefit obligation in excess of plan assets                           (92)       (197)        (41)
Unrecognized transitional asset                                                 (32)        (35)        (39)
Unrecognized prior service cost                                                   3           3           3
Unrecognized net (gain) loss                                                     54         188           7
                                                                            -------     -------     -------
 Accrued pension expense included in other liabilities                      $   (67)    $   (41)    $   (70)
                                                                            =======     =======     =======

The components of net pension expense consist of the following:

                                                                             1996        1995        1994
                                                                            -------     -------     -------
                                                                                      (In thousands)
 Service cost                                                               $    65     $    49     $    48
 Interest cost                                                                  110          83          79
 Actual return on assets                                                       (238)          5        (139)
 Net amortization and deferral                                                  114        (112)         60
                                                                            -------     -------     -------
  Net periodic pension expense                                              $    51     $    25     $    48
                                                                            =======     =======     =======

  In determining the actuarial present value of the projected benefit obligation, the weighted-average discount rate was 7% and the rate of increase in future compensation levels was 5% for 1996, 1995 and 1994. The expected long-term rate of return on assets was 9.5% for 1996, 9% for 1995 and 8% for 1994.

  Employee Stock Ownership Plan

  During fiscal 1992, the Company established an Employee Stock Ownership Plan
(ESOP) for eligible employees. The ESOP purchased 41,400 shares of the Company's common stock with the proceeds from a $414,000 third party bank note. During fiscal 1994, the Company replaced the third party as lender on the note. The balance on the note at March 31, 1996 was $177,000. The note is secured by the common stock owned by the ESOP. Principal payments under the note are due in equal and annual installments through December 1998; interest is payable quarterly at a rate of 8.5%. The expense related to the ESOP for fiscal 1996, 1995 and 1994 was approximately $59,000, $59,000 and $57,000, respectively. Unearned compensation related to the ESOP was approximately $158,000 and $219,000 at March 31, 1996 and 1995, and is shown as a reduction of stockholders' equity in the accompanying consolidated statements of financial condition.

  Recognition  and Retention Plans

  During fiscal 1992, the Company established two Recognition and Retention Plans (RRPs) which purchased 16,898 shares of the Company's common stock issued in the Conversion and 10,702 shares on the open market subsequent to the Conversion. The RRPs provide for awards of common stock to directors and officers of the Bank at no cost to these participants. During fiscal 1996, an additional 1,020 shares were purchased on the open market and awarded to directors elected subsequent to the Conversion. The aggregate fair market value of the shares purchased by the RRPs is considered unearned compensation at the time of purchase and compensation is earned ratably over the stipulated period. The expense related to the RRPs for fiscal 1996, 1995 and 1994 was approximately $21,000 and $20,000 and $32,000, respectively. At March 31, 1996 and 1995, unearned compensation related to the RRPs was approximately $19,000 and $17,000, respectively, and is shown as a reduction to stockholders' equity in the accompanying consolidated statements of financial condition.

  Directors' Retirement Plan

  During fiscal 1992, the Company established the Outside Directors' Retirement Plan (DRP) whereby nonmanagement directors or their beneficiaries will be provided specific amounts of annual retirement benefits for a period of 10 years following retirement. During fiscal 1994, the DRP was amended to include all directors and was renamed the Directors' Retirement Plan. The amendment also reduced the vesting period for the directors. The related compensation expense for the DRP was approximately $43,000, $40,000 and $218,000 for fiscal 1996, 1995 and 1994, respectively. During fiscal 1995, a trust was established and funds were transferred to the trust. As of March 31, 1996, the trust was fully funded.

  Stock Option Plans

  The Company has two stockholder-approved stock option plans, the Incentive Stock Option Plan for senior officers and key employees (the "Stock Plan") and the Stock Option Plan for Outside Directors (the "Directors' Plan"). Both plans provide for the grant of options at an exercise price equal to the fair market value on the date of grant. Options under the Stock Plan become exercisable on a basis as determined by the Stock Option Committee. Options granted under the Directors' Plan are immediately exercisable. Options under both plans expire no later than 10 years from date of grant.

                                  Employee   Director    Total
                                  ---------  ---------  --------

Outstanding, March 31, 1993         18,750     34,500    53,250
Granted                              7,500          -     7,500
Exercised                           (1,800)   (14,000)  (15,800)
                                    ------    -------   -------
Outstanding, March 31, 1994         24,450     20,500    44,950
Granted                              5,000          -     5,000
Exercised                           (1,200)         -    (1,200)
Forfeited                           (1,000)         -    (1,000)
                                    ------    -------   -------
Outstanding, March 31, 1995         27,250     20,500    47,750
Granted                                204      1,000     1,204
Exercised                           (8,250)    (8,750)  (17,000)
                                    ------    -------   -------
Outstanding, March 31, 1996         19,204     12,750    31,954
                                    ======    =======   =======

Authorized for future grants
 March 31, 1996                      5,700        450     6,150
                                    ======    =======   =======

  The options granted in fiscal 1996 were at an exercise price of $23.00 and $23.75; the options granted in fiscal 1995 and 1994 were at an exercise price of $21.00 and $21.125, respectively. The options exercised in fiscal 1996, 1995 and 1994 were at an exercise price of $10.00. The weighted average exercise price of options outstanding at March 31, 1996, 1995 and 1994 is $14.48, $12.67 and $11.86, respectively.

  The Company adopted the 1995 Stock Option and Incentive Plan for select key employees and directors during fiscal 1996. The plan provides for the grant of options at an exercise price equal to the fair market value on the date of grant. The plan is subject to the approval of stockholders.

  Incentive Compensation Plan

  During fiscal 1995, the Company established the stockholder-approved FirstFed Bancorp, Inc. Incentive Compensation Plan whereby eligible employees and directors may receive cash bonuses in the event the Company achieves certain performance goals indicative of its profitability and stability. In addition, key employees and directors are eligible to receive "Restricted Stock" awards and stock option awards. The Restricted Stock awards are considered unearned compensation at the time of award and compensation is earned ratably over the stipulated three year vesting period. There were 1,228 and 501 shares of restricted stock awarded in fiscal 1996 and 1995, respectively. The expense related to the Restricted Stock awards for fiscal 1996 and 1995 was approximately $15,000 and $1,000. At March 31, 1996 and 1995, unearned compensation related to the Restricted Stock awards was approximately $27,000 and $9,000, and is shown as a reduction to stockholders' equity in the accompanying consolidated statements of financial condition.

  The stock options awards are incentive stock options for employees and non-incentive stock options for non-employee directors. Both provide for the grant of options at an exercise price equal to the fair market value on the date of grant. Options granted are immediately exercisable. Options expire no later than 10 years from date of grant.

                                        Employee  Director   Total
                                        --------  ---------  ------

         Outstanding, March 31, 1995       1,665       840   2,505
         Granted                           4,095     2,045   6,140
         Exercised                             -      (355)   (355)
                                           -----     -----   -----
         Outstanding, March 31, 1996       5,760     2,530   8,290
                                           =====     =====   =====

  The options granted in fiscal 1996 and 1995 were at an exercise price of $23.75 and $21.00. The options exercised in fiscal 1996 were at exercise prices of $23.75 and $21.00. The Company reserved 24,000 shares of common stock for issuance to participants as options and restricted stock awards. There are 13,626 shares available for future grants at March 31, 1996.

  Savings Plan

  First State sponsors a 401(k) savings plan covering substantially all of its employees and makes matching contributions up to 4% of employee contributions. First State's matching contributions for the three months ended March 31, 1996, totalled $3,041.

  Stock Based Compensation

  In October 1995, SFAS No. 123, "Accounting for Stock Based Compensation", was issued. The new standard allows companies to continue to record compensation cost under Accounting Principles Board Opinion ("APB") No. 25 or to record compensation cost based on the fair value of stock based awards. Management has decided to continue using its current accounting policy under APB No. 25; and as a result, adoption of SFAS No. 123 will not affect the financial condition or results of operations of the Company. SFAS No. 123 does, however, require certain pro forma disclosures reflecting what compensation cost would have been if the fair value based method of recording compensation expense for stock based compensation had been adopted. The disclosure requirements of SFAS No. 123 were adopted by the Company as of April 1, 1996.

5. LOANS RECEIVABLE:

  Loans receivable at March 31, 1996 and 1995, consisted of the following:

                                            1996       1995
                                          ---------  ---------
                                             (In thousands)
       Mortgage loans:
        One to four family residential     $100,596   $ 96,372
        Commercial real estate                8,237      5,645
        Other                                 4,010        857
        Commercial loans                      6,527      3,162
        Consumer loans                       11,469      5,146
                                           --------   --------
                                            130,839    111,182

         Less--
        Undisbursed portion of
         mortgage loans                       3,381      4,006
        Escrow, net                             173        262
        Discount on loans purchased               4          5
        Allowance for loan losses               621        242
        Net deferred loan fees                  461        443
                                           --------   --------
                                           $126,199   $106,224
                                           ========   ========

  First Federal and First State have a credit concentration in residential real estate mortgage loans. Substantially all of the customers are located in the trade areas of Jefferson, Shelby and Bibb Counties in Alabama, primarily in the cities of Bessemer, Hoover, Hueytown, Pelham and West Blocton. Although the Banks generally have conservative underwriting standards, including a collateral policy calling for low loan to collateral values, the ability of their borrowers to meet their residential mortgage obligations is dependent upon local economic conditions.

  In the ordinary course of business, First Federal and First State make loans to officers, directors, employees and other related parties. These loans are made on substantially the same terms as those prevailing for comparable transactions with others. Such loans do not involve more than normal risk of collectibility nor do they present other unfavorable features. The amounts of such related party loans and commitments at March 31, 1996 and 1995, were $2,348,000 and $3,675,000, respectively. During fiscal 1996, new loans totalled $1,453,000, repayments were $684,000 and loans that are no longer related totalled $2,096,000.

  An analysis of the allowance for loan losses is detailed below:

                            For the Year Ended March 31,
                           -------------------------------
                             1996       1995       1994
                           ---------  ---------  ---------
                                   (In thousands)
Balance, beginning
 of year                      $ 242      $ 215      $ 152
  Provision                      75         52         69
 Charge-offs                    (96)       (55)       (36)
Recoveries                       80         30         30
Addition of First State         320          -          -
                              -----      -----      -----
Balance, end of year          $ 621      $ 242      $ 215
                              =====      =====      =====

6.  REAL ESTATE OWNED AND HELD FOR INVESTMENT:


   Real estate owned is recorded at the lower of the recorded investment in the loan or fair value of the property, less estimated costs of disposition. Holding costs related to real estate owned and held for investment are expensed as incurred. Valuations are periodically performed by management and a provision for estimated losses on real estate is charged to earnings when such losses are anticipated.

  Real estate held for investment of $997,000 is recorded at cost which does not exceed fair value and primarily represents commercial property located in Hoover, Alabama, which is currently under a lease contract with a purchase option.

7.  DEPOSITS:

  The weighted average rates payable on all deposits at March 31, 1996 and 1995 were 4.81% and 4.56% respectively. Deposits at March 31 and the related range of interest rates payable for deposits outstanding at March 31, 1996, were as follows:

                                              1996         1995
                                            --------     --------
               Types and rates:                 (In thousands)
               Transaction accounts,
                2.25% to 3.25%              $ 25,588     $ 14,894
               Passbook savings,
                 3.00% to 3.50%               27,548       23,095
               Savings certificates,
                 3.00% to 8.00%               92,722       68,439
                                            --------     --------
                                            $145,858     $106,428
                                            --------     --------

  The aggregate amount of jumbo savings certificates with a minimum denomination of $100,000 was $17,967,000 and $8,666,000 at March 31, 1996 and 1995,
respectively.

  Interest on deposits for the fiscal years ended March 31, 1996, 1995 and 1994 consisted of the following:

                                   1996     1995     1994
                                  -------  -------  -------
                                       (In thousands)
          Transaction accounts     $  357   $  348   $  334
          Passbook savings            873      752      728
          Savings certificates      4,382    2,584    2,449
                                   ------   ------   ------
                                   $5,612   $3,684   $3,511
                                   ------   ------   ------

At March 31, 1996 and 1995, the scheduled maturities of savings certificates were as follows:

                                   1996          1995
                                 --------      --------
                                     (In thousands)
         Within one year         $ 52,284      $ 30,801
         One to three years        18,536        26,645
         Three to five years       21,902        10,993
                                 --------      --------
                                 $ 92,722      $ 68,439
                                 ========      ========

8. BORROWED FUNDS:

  The following table presents federal funds purchased, securities sold under agreements to repurchase and short-term FHLB advances.

                                                                Securities
                                                    Federal     Sold Under
                                                     Funds      Agreements        FHLB
                                                   Purchased   to Repurchase    Advances
                                                   ---------   -------------    --------
                                                          (Dollars in thousands)
     March 31, 1995:
     Balance                                       $       -   $           -    $  1,150
     Maximum indebtedness at any month end             3,000           1,000       1,150
     Daily average indebtedness outstanding              938             258         561
     Average fate paid for the year                     5.50%           5.21%       6.26%
     Average rate on period-end borrowings                 -               -        6.26%

     March 31, 1996:
     Balance                                       $       -   $           -    $  1,002
     Maximum indebtedness at any month end             2,000               -       2,207
     Daily average indebtedness outstanding              257               -       1,578
     Average rate paid for the year                     5.30%              -        6.52%
     Average rate on period-end borrowings                 -               -        6.16%

  Additionally, the Company has long-term FHLB advances. Outstanding at March 31, 1996, is an advance of $1,000,000 at a rate of 7.26% and matures in fiscal 1998. Outstanding at March 31, 1995, are advances of $1,000,000 and $1,057,000 at rates of 7.26% and 6.73%, respectively.

9. COMMITMENTS AND CONTINGENCIES:

  Off-Balance Sheet Items

  The Banks' policies as to collateral and assumption of credit risk for off-balance sheet items are essentially the same as those for extensions of credit to its customers. At March 31, 1996, the Banks' off-balance sheet activities include outstanding commitments to originate and fund adjustable-rate single-family mortgage loans, home equity loans and lines of credit of $7.7 million.

  Leases

  First Federal has a lease agreement for the building in which a branch office is located. Rental expense under this lease was $24,900, $24,135 and $23,352 for the years ended March 31, 1996, 1995 and 1994, respectively. The lease agreement expires May 31, 1999. Future minimum lease payments under the lease in effect at March 31, 1996, are $27,000 for 1997, $28,000 for 1998, $29,000 for
1999 and $5,000 for 2000.

  FDIC Assessments

  The FDIC's Savings Association Insurance Fund ("SAIF") assessments became effective January 1, 1990. The FDIC Improvement Act of 1991 expanded the FDIC's assessment latitude, including the ability to base assessments on risk profile. The SAIF assessment rate has been $2.30/$1,000 since January 1, 1991.

  First State is a member of the FDIC's Bank Insurance Fund ("BIF"). The current BIF rate of assessment is $.04/$1,000 for well-capitalized institutions.

  A number of proposals are being considered to recapitalize the SAIF in order to eliminate the BIF/SAIF premium disparity. The most common discussed proposals considered by the Congress provide for a one time assessment of approximately
 .80% of insured deposits to be imposed on all SAIF-insured deposits held as of March 31, 1995. Also under consideration is the merger of the BIF and SAIF into one fund as soon as practicable after they both reach their designated reserve ratios. At this time, it is unknown whether any proposal will be implemented or whether premiums for either BIF or SAIF members will be adjusted in the future by the FDIC or by legislative action. If a special assessment as described above were to be required, it would result in a one-time charge with an after tax impact to First Federal of up to $600,000. First Federal would continue to exceed all regulatory capital requirements if such a special assessment were required. If such a special assessment were required and the SAIF as a result were fully recapitalized, it could have the effect of reducing First Federal's deposit insurance premiums to the SAIF, thereby increasing net income in future periods.

  Stock Repurchase Program

  The Company has an approved a stock repurchase program of up to 10% of its outstanding common stock at the time of announcement. As of March 31, 1996, approximately 51,000 shares can be repurchased under this program.

  Special Dividend Declared

  Subsequent to year end, the Company declared a special dividend of $.16 per share payable on June 7, 1996, to stockholders of record on June 3, 1996. The total cash payments required for this dividend will be approximately $97,000.

  Employment Agreements

  The Company has employment agreements with three executive officers. These agreements provide for salary continuation for the remaining term of the contract and insurance benefits for a six month period in the event of a change in control of the Company or the death of the officer. These contracts currently expire December 31, 1998, and the maximum aggregate liability to the Company at March 31, 1996, is approximately $804,000.

  Lease/Purchase Contract

  During May 1995, the Company entered into a contract for the lease of its investment property located in Hoover, Alabama. The contract contains a purchase option that expires February 1998.

  Litigation

  The Company and the Banks are parties to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the consolidated financial statements.

10. INCOME TAXES:

  The provision for income taxes was as follows:

                                                        For the Year Ended
                                                             March 31,
                                                     -------------------------
                                                      1996      1995      1994
                                                     ------    ------    ------
                                                          (In thousands)
             Current:
               Federal                               $ 407     $ 611     $ 510
               State                                    54        74        55
                                                     -----     -----     -----
                                                       461       685       565
             Deferred, net                              93        30         -
                                                     -----     -----     -----
               Totals                                $ 554     $ 715     $ 565
                                                     -----     -----     -----

  The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate of 34% to income before taxes were as follows:

                                                        For the Year Ended
                                                             March 31,
                                                    ---------------------------
                                                      1996     1995      1994
                                                    --------  -------  --------
                                                          (In thousands)

             Pre-tax income at statutory rates        $ 529     $ 544    $ 511
             Add (deduct):
             State income tax, net of federal
                tax benefit                              34        49       78
             Restoration of deferred tax liability        -       103        -
             Other, net                                  (9)       19      (24)
                                                      -----     -----    -----
                Totals                                $ 554     $ 715    $ 565
                                                      =====     =====    =====

  The components of the net deferred tax liability as of March 31, 1996, 1995 and 1994 were as follows:

                                                       1996     1995    1994
                                                      -------  ------  ------
                                                          (In thousands)

             Deferred tax asset
              Retirement and other benefit plans       $ 178   $ 233   $ 233
              Unrealized loss on securities
               available for sale                         60      50      14
              Other                                       51      90      78
                                                       -----   -----   -----
             Total deferred tax asset                    289     373     315
                                                       -----   -----   -----

             Deferred tax liability
              Deferred loan fees                        (220)   (151)   (163)
              FHLB stock dividend                       (203)   (181)   (181)
              Depreciation                               (54)    (58)    (56)
              Other                                      (38)    (65)     (5)
                                                       -----   -----   -----
             Total deferred tax liability               (515)   (455)   (405)
                                                       -----   -----   -----
             Net deferred tax liability                $(226)  $ (82)  $ (90)
                                                       =====   =====   =====

11.  SECURITIES AND MORTGAGE-BACKED SECURITIES:

  The amortized cost, approximate fair value and gross unrealized gains and losses of the Bank's securities as of March 31, 1996 and 1995, were as follows:

                                                           SECURITIES HELD TO MATURITY
                             ----------------------------------------------------------------------------------------
                                           March 31, 1996                               March 31, 1995
                             -------------------------------------------  -------------------------------------------
                                          Gross        Gross                           Gross       Gross
                             Amortized  Unrealized  Unrealized    Fair    Amortized  Unrealized  Unrealized    Fair
                               Cost        Gain       (Loss)      Value     Cost        Gain       (Loss)      Value
                             ---------  ----------  -----------  -------  ---------  ----------  -----------  -------
                                                                  (In thousands)
U. S. Government Agency
   securities                  $ 1,512  $        -   $     (12)  $ 1,500  $   4,522  $        2  $      (35)  $ 4,489
FHLB and Federal Reserve
    stock, at cost               1,282           -           -     1,282      1,263           -           -     1,263
Obligations of states and
   political subdivisions        1,014          27          (2)    1,039          -           -           -         -
                             ---------  ----------  ----------  --------  ---------  ----------  ----------   -------
                               $ 3,808  $       27   $     (14)  $ 3,821  $   5,785  $        2  $      (35)  $ 5,752
                             =========  ==========  ==========  ========  =========  ==========  ==========   =======


                                                           SECURITIES AVAILABLE FOR SALE
                             -----------------------------------------------------------------------------------------
                                            March 31, 1996                               March 31, 1995
                             --------------------------------------------  -------------------------------------------
                                          Gross        Gross                            Gross       Gross
                             Amortized  Unrealized  Unrealized     Fair    Amortized  Unrealized  Unrealized    Fair
                               Cost        Gain       (Loss)      Value      Cost        Gain       (Loss)      Value
                             ---------  ----------  -----------  --------  ---------  ----------  -----------  -------
                                                                  (In thousands)
U. S. Government Agency
 securities                  $  10,991  $        8  $     (154)  $ 10,845  $   2,000  $        -  $     (140)  $ 1,860
                             =========  ==========  ==========   ========  =========  ==========  ==========   =======

  The amortized cost and estimated fair value of securities held to maturity and securities available for sale at March 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                        Securities              Securities
                                                     Held to Maturity       Available for Sale
                                                  ----------------------  ----------------------

                                                  Amortized               Amortized
                                                    Cost     Fair Value     Cost      Fair Value
                                                  ---------  ----------   ---------   ----------
                                                                    (In thousands)
        Due in one year or less                 $      -      $      -    $   3,578     $   3,567
        Due after one year through five years        150           154        6,517         6,395
        Due after five years through ten years     2,376         2,385          896           883
                                                --------      --------    ---------     ---------
                                                   2,526         2,539       10,991        10,845
        FHLB and Federal Reserve stock             1,282         1,282            -             -
                                                --------      --------    ---------     ---------
                                                $  3,808      $  3,821    $  10,991     $  10,845
                                                ========      ========    =========     =========

  Securities and mortgage-backed securities totaling $5,304,000 have been pledged as collateral against certain large public deposits at March 31, 1996. Deposits associated with pledged securities and mortgage-backed securities had an aggregate balance of $4,938,000 at March 31, 1996.

 Mortgage-backed securities at March 31 consisted of the following:

                                                    1996       1995
                                                 ---------  ---------
                                                    (In thousands)
                  Mortgage-backed securities      $  4,633   $  5,128
                  Premiums on mortgage-backed
                    securities                         133        160
                                                  --------   --------
                                                    $4,766     $5,288
                                                  ========   ========


  The differences between amortized cost and fair value for mortgage-backed securities at are representative of gross unrealized gains and losses of $47,000 and $(35,000) at March 31, 1996,and $57,000 and $(102,000) at March 31, 1995.
The mortgage-backed securities held at March 31, 1996, bear interest at fixed and adjustable rates ranging from 4.93% to 9.50% and mature at various dates ranging from April 1997 to November 2021.

12.  ACCRUED INTEREST RECEIVABLE:

 Accrued interest receivable at March 31 is summarized as follows:


                                                          1996          1995
                                                        --------      --------
                                                             (In thousands)
               Securities                                $   220       $   143
               Securities available for sale                  24             8
               Mortgage-backed securities                     48            50
               Loans receivable                            1,034           784
                                                        --------      --------
                                                         $ 1,326       $   985
                                                        ========      ========

13.  LAND, BUILDINGS AND EQUIPMENT:

 Land, buildings and equipment at March 31 are summarized as follows:

                                                          1996          1995
                                                        --------      --------
                                                             (In thousands)
               Land                                      $   506       $   418
               Buildings and improvements                  2,027         1,527
               Equipment                                   1,136           890
                                                        --------      --------
                                                           3,669         2,835
                  Less: Accumulated depreciation           1,063           923
                     Net carrying amounts               --------      --------
                                                         $ 2,606       $ 1,912
                                                        ========      ========

14.  SUPPLEMENTAL INCOME STATEMENT INFORMATION:

 The following provides further analysis of other operating expenses for the years ended March 31:

                                                          1996         1995        1994
                                                        --------     --------    --------
                                                                  (In thousands)
               Professional services                     $   163      $   202     $   174
               Computer Services                             210          171         149
               Advertising                                    96          132         127
               Other                                         518          498         485
                                                        --------     --------    --------
                                                         $   987      $ 1,003     $   935
                                                        ========     ========    ========

15.  PARENT COMPANY FINANCIAL STATEMENTS:

  Separate condensed financial statements of FirstFed Bancorp, Inc., (the "Parent Company") as of and for the years ended March 31, 1996 and 1995, are presented below:

                       STATEMENTS OF FINANCIAL CONDITION
                            MARCH 31, 1996 AND 1995
                                 (In thousands)

         ASSETS:                                             1996       1995
                                                           --------   --------
           Interest-bearing deposits                        $ 1,832    $ 1,605
           Investment in subsidiaries                        14,522     16,275
           Real estate held for investment                      997        995
           Other assets                                          73         21
                                                            -------    -------
             Total assets                                   $17,424    $18,896
                                                            =======    =======
         LIABILITIES:
           Dividend payable                                 $    97    $   107
           Other liabilities                                     96         55
                                                            -------    -------
             Total liabilities                                  193        162
                                                            -------    -------
         STOCKHOLDERS' EQUITY:
           Preferred stock                                        -          -
           Common stock                                           7          7
           Paid-in-capital                                    6,457      6,250
           Retained earnings                                 13,831     13,662
           Treasury stock                                    (2,774)      (850)
           Unearned compensation                               (204)      (245)
           Unrealized loss on securities
            available for sale, net                             (86)       (90)
                                                            -------    -------
             Total stockholders' equity                      17,231     18,734
                                                            -------    -------
             Total liabilities and stockholders'
               equity                                       $17,424    $18,896
                                                            =======    =======

                              STATEMENTS OF INCOME
               FOR THE YEARS ENDED MARCH 31, 1996, 1995 AND 1994
                                 (In thousands)

                                                     1996      1995       1994
                                                   --------  --------   --------
  Income from subsidiaries:
    Dividends                                      $ 7,177     $  915    $1,171
    Interest                                            36         53        59
  Interest income                                       18         24        10
  Rental income                                         77         10        52
                                                   -------     ------    ------
    Total income                                     7,308      1,002     1,292
  Operating expense                                   (382)      (172)      (86)
                                                   -------     ------    ------
  Income before income taxes and
    equity in undistributed
    (distribution in excess of)
    current year subsidiaries
    earnings                                         6,926        830     1,206
  Income taxes                                         108        (10)      (12)
                                                   -------     ------    ------
  Income before equity in
    undistributed (distribution
    in excess of) current year
    subsidiaries earnings                            7,034        820     1,194
  Equity in undistributed current
    year subsidiaries earnings                           -         63         -
  Distribution in excess of
    current year subsidiaries
    earnings                                        (6,032)         -      (256)
                                                   -------     ------    ------
    Net income                                     $ 1,002     $  883    $  938
                                                   =======     ======    ======

                            STATEMENTS OF CASH FLOWS
               FOR THE YEARS ENDED MARCH 31, 1996, 1995 AND 1994
                                 (In thousands)

Operating Activities:                           1996        1995        1994
                                             ----------  ----------  ----------
  Net income                                   $ 1,002      $  883     $   938
  Distribution in excess of (equity in
   undistributed)
   current year earnings of subsidiary           6,032         (63)        256
                                               -------      ------     -------
                                                 7,034         820       1,194
  Adjustments to reconcile net income to
   net cash provided by operating activities:
     Amortization of unearned compensation          95          80          89
     Other, net                                    (22)          2         (82)
                                               -------      ------     -------
  Net cash provided by operating
   activities                                    7,107         902       1,201
                                               -------      ------     -------

Investing Activities:
  Capital contribution to First Federal              -          (5)        (19)
  Purchase of FSC                               (4,275)          -           -
  Capital expenditures                              (2)          -         (73)
                                               -------      ------     -------
  Net cash used in investing activities         (4,277)         (5)        (92)
                                               -------      ------     -------

Financing Activities:
  Payment of note payable                            -           -        (355)
  Repurchase of stock for stock plans              (24)          -           -
  Proceeds from exercise of stock options          178          12         158
  Dividends paid                                  (833)       (522)     (1,111)
  Purchase of treasury stock                    (1,924)       (206)       (644)
                                               -------      ------     -------
  Net cash used in financing activities         (2,603)       (716)     (1,952)
                                               -------      ------     -------
Increase (decrease) in cash and cash
 equivalents                                       227         181        (843)
Cash and cash equivalents at beginning of
 year                                            1,605       1,424       2,267
                                               -------      ------     -------
Cash and cash equivalents at end of year       $ 1,832      $1,605     $ 1,424
                                               =======      ======     =======

  First Federal is restricted by the OTS as to the amount of dividends it may pay to FirstFed Bancorp, Inc. Under the capital distribution rule, which includes dividend payments from First Federal to FirstFed Bancorp, Inc., the ability of an institution to pay dividends will depend on which of three categories it is in: Tier 1, Tier 2, or Tier 3. Tier 1 institutions currently meet fully phased-in capital requirements, Tier 2 institutions currently meet minimum capital requirements and Tier 3 institutions currently fail minimum capital requirements. First Federal is a Tier 1 institution and, accordingly, can pay dividends up to 100% of net income and 50% of surplus capital existing at the beginning of the year, as long as the payment of such dividends does not reduce capital to a level below First Federal's regulatory capital requirements as defined by the OTS without prior OTS approval. Accordingly, under these regulations approximately $1.2 million was available for dividend at March 31, 1996, without prior OTS approval.

  Banking laws and other regulations limit the amount of dividends a bank subsidiary may pay without prior regulatory approval. At March 31, 1996, approximately $85,000 was available for dividend payment from First State without such prior approval.

16.  FAIR VALUES OF FINANCIAL INSTRUMENTS:

  The Company's fair values of financial instruments as presented in accordance with the requirements of SFAS No. 107 and their related carrying amounts are as follows:

                                                March 31, 1996
                                           -----------------------
                                           Carrying     Estimated
                                            Amount      Fair Value
                                           ---------    ----------
     FINANCIAL ASSETS:
     Cash and due from banks                $  2,221     $  2,221
     Interest bearing deposits in banks        5,018        5,018
     Federal funds sold                        4,875        4,875
     Securities available for sale             1,582        1,582
     Securities                                3,808        3,821
     Mortgage-backed securities                4,766        4,778
     Loans, net                              126,199      127,405

     FINANCIAL LIABILITIES:

                       Deposits               $145,858     $147,987
  In cases where quoted market prices are not available, fair values have been estimated using present value or other valuation techniques. These methods are highly sensitive to the assumptions used, such as those concerning appropriate discount rates and estimates of future cash flows. In that regard, estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current settlement of the underlying financial instruments, and they are not intended to represent a measure of the underlying value of the Company.

  The Company adopted SFAS No. 119 "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments" as of March 31, 1996. As the Company does not invest in derivatives, adoption of this standard had no material effect on the Company's financial statement disclosures.

  The following methods and assumptions were used by the Company in estimating the fair values provided above:

  Cash and Due from Banks, Interest Bearing Deposits in Banks, and Federal Funds Sold

  The carrying value of highly liquid instruments, such as cash on hand, interest and noninterest bearing deposits in financial institutions, and federal funds sold are considered to approximate their fair values.

  Securities Available for Sale and Securities

  Substantially all of the Company's securities held to maturity and available for sale have a readily determinable fair value. Fair values for these securities are based on quoted market prices, where available. If not available, fair values are based on market prices of comparable instruments.

  Loans, Net

  For loans with rates that are repriced in coordination with movements in market rates and with no significant change in credit risk, fair value estimates are based on carrying values. The fair values for other types of loans are estimated by discounting future cash flows using current rates at which loans with similar terms would be made to borrowers of similar credit ratings.

  Deposits

  The fair value of deposit liabilities with no stated maturity are disclosed as the amount payable on demand at the reporting date (i.e., at their carrying or book value). The fair values of fixed maturity deposits are estimated using a discounted cash flow calculation that applies rates currently offered for time deposits of similar remaining maturities.

  The economic value attributable to the long-term relationship with depositors who provide low-cost funds to the Company is considered to be a separate intangible asset and is excluded from the presentation above.

  Off-Balance-Sheet Instruments

  Off-balance-sheet financial instruments include commitments to extend credit and standby letters of credit. The fair value of such instruments is negligible since the arrangements are at current rates, are for short periods and because of no significant credit exposure.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To FirstFed Bancorp, Inc.:

  We have audited the accompanying consolidated statements of financial condition of FirstFed Bancorp, Inc. (a Delaware Corporation) and subsidiaries as of March 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FirstFed Bancorp, Inc. and subsidiaries as of March 31, 1996 and 1995, and the results of their operations and cash flows for each of the three years in the period ended March 31, 1996, in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP


Birmingham, Alabama,
May 10, 1996

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

                                    GENERAL

  FirstFed Bancorp, Inc. (the "Company") is a financial institution holding company headquartered in Bessemer, Alabama. The Company owns 100% of the outstanding shares of common stock of its wholly-owned subsidiaries, First Federal Savings Bank ("First Federal") and First State Corporation ("FSC"). FSC owns 100% of the outstanding shares of common stock of First State Bank of Bibb County ("First State"). The Company's assets consist primarily of its investment in its financial institution subsidiaries, real estate held for investment and liquid investments.

COMPARISON OF FINANCIAL CONDITION
    AND RESULTS OF OPERATIONS
  AS OF MARCH 31, 1996 AND 1995,
     AND FOR THE YEARS ENDED
     MARCH 31, 1996 AND 1995

CHANGES IN FINANCIAL CONDITION

  Total assets were $166.2 million at March 31, 1996, compared to $129.1 million at March 31, 1995. This $37.1 million increase resulted from continued growth and, to a greater extent, the purchase of FSC. The purchase of FSC was consummated on January 2, 1996. FSC was acquired in a cash transaction for $4.2 million and resulted in the recording of approximately $1.6 million of goodwill, which is being amortized over 15 years at $106,000 per year. First State assets totalled approximately $34.2 million at March 31, 1996. This acquisition resulted in an increase in loans, securities and deposits of $16.3 million, $9.4 million and $26.7 million, respectively. During the year ended March 31, 1996, First Federal experienced growth in both loans and deposits of $3.4 million and $12.7 million, respectively. Deposits increased primarily because of the implementation of a new checking account program, ATM cards and competitive pricing of longer term certificates of deposit.

  Stockholders' equity decreased $1.4 million to $17.3 million at March 31, 1996. The decrease in equity during fiscal 1996 was primarily due to $833,000 in dividends declared and the purchase of 82,387 shares of treasury stock for $1,924,000, partially offset by 1996 earnings of $1,002,000. Earnings per share were $1.54 for the year ended March 31, 1996, and $.59 for the quarter ended March 31, 1996.

   The Banks meet regulatory requirements related to liquidity and capital. If needed, sources of additional liquidity include certain securities which have been designated as available for sale and borrowing ability from the FHLB-Atlanta of approximately $58.5 million at March 31, 1996. See Notes 3 and 9 of the "Notes to Consolidated Financial Statements" regarding liquidity and capital resources.

GENERAL RESULTS OF OPERATIONS

  Net income for the year ended March 31, 1996, was $1,002,000, an increase of 13.5% from the prior year's amount of $883,000. This increase was the result of both the acquisition of First State, which contributed $85,000 net of goodwill amortization, to earnings during the quarter ended March 31, 1996, and increased earnings for First Federal and the Company as discussed further below.

INTEREST INCOME

  Total interest income increased $2.2 million to $10.5 million for fiscal 1996 from $8.3 million for fiscal 1995. This increase is primarily due to an increase in the average yield on interest earning assets to 7.9% during fiscal 1996 from 7.3% for fiscal 1995, and a 17.3% increase in the average balance of interest earning assets. The higher average balance of loans during fiscal 1996 as compared to fiscal 1995 resulted from increased mortgage, commercial and consumer lending activity in fiscal 1996 and the acquisition of First State. There was an increase in the average yield on mortgage loans to 8.0% in fiscal 1996 from 7.4% in fiscal 1995, and an increase in the average yield on other loans to 10.3% from 8.4%. Interest earned on securities decreased $98,000 to $496,000 in fiscal 1996 from $594,000 in fiscal 1995. The decrease was primarily the result of a 9.3% decrease in the average balance and a decrease in yield to 6.1% in fiscal 1996 from 6.6% in fiscal 1995. Interest earned on mortgage-backed securities decreased in fiscal 1996 to $345,000 from $385,000 in fiscal 1995. This reflects a 16.1% decrease in the average balance of mortgage-backed securities to $5.0 million during fiscal 1996 from $5.9 million during fiscal 1995 as a result of principal repayments and prepayments during fiscal 1996. The yield on mortgage-backed securities decreased slightly from fiscal 1995. In summary, relatively more funds were used to fund higher yielding loans than investing in securities.

Interest Expense

  Total interest expense for fiscal 1996 increased $1.9 million to $5.8 million in 1996 from $3.9 million in fiscal 1995. The increase was the result of a higher level of deposits and higher market rates paid on deposits in fiscal 1996. The average level of deposits increased $19.6 million, or 20.5%, to $115.4 million in fiscal 1996 from the fiscal 1995 average level of $95.8 million, while the average rate paid on deposits increased to 4.86% in fiscal 1996 from 3.84% in fiscal 1995. Average borrowings were $2.6 million at an average rate of 6.8%.

Net Interest Income

  Net interest income for the year ended March 31, 1996, increased $282,000, or 6.3%, to $4.8 million from the fiscal 1995 level of $4.5 million. This increase was primarily due to the increase in average total interest-earning assets to $134.1 million for fiscal 1996, an increase of $19.9 million from fiscal 1995. On the other hand, average deposits also increased $19.6 million in fiscal 1996 over 1995. The interest rate spread was 3.0% in fiscal 1996 as compared to 3.4% in fiscal 1995.

Provision for Loan Losses

  During fiscal 1996 the provision made to the allowance for loan losses was $75,000. This provision maintained the general loan loss allowance at a level within the Banks' acceptable range of estimated loss exposure and was based on historical loss experience, current economic conditions and distribution of portfolio loans by risk class. The $96,000 in gross charge-offs for fiscal 1996 were partially offset by recoveries of $80,000. Additionally, the existing allowance for First State of $320,000 was consolidated to bring the allowance to its March 31, 1996, level of $621,000. In the opinion of management, the allowance for loan losses at March 31, 1996, was adequate to cover losses inherent in the loan portfolios of First Federal and First State. See Note 6 of the "Notes to Consolidated Financial Statements".

Noninterest Income

  Noninterest income for fiscal 1996 totalled $496,000 as compared to $274,000 for fiscal 1995. The increase was the result of increased service charges, the sale of loans in the secondary market and the addition of First State, which contributed noninterest income of $82,000 during the quarter ended March 31, 1996.

Noninterest Expense

  Noninterest expense for fiscal 1996 totalled $3.6 million as compared to $3.1 million for fiscal 1995. See Note 14 to the "Notes to Consolidated Financial Statements" for an analysis of significant other operating expense items. The increase in noninterest expense was primarily related to the addition of First State, which incurred noninterest expense of $246,000 during the quarter ended March 31, 1996, and increased salary expense. The increase in salary expense was attributable to annual compensation adjustments and the addition of First State.

Income Taxes

  Federal and state income taxes decreased $161,000, or 22.5% to $554,000 in fiscal 1996 from $715,000 in fiscal 1995. The Company's effective tax rate for fiscal 1996 was 37%, compared to 45% in fiscal 1995. The higher effective tax rate in fiscal 1995 was primarily due to additional deferred provisions recorded in connection with the Company's liability related to its tax bad debt reserve. The fiscal 1996 rate returned to its approximate historical level. See Note 10 to the "Notes to Consolidated Financial Statements".

COMPARISON OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS OF MARCH 31, 1995
           AND 1994, AND FOR THE YEARS ENDED MARCH 31, 1995 AND 1994

CHANGES IN FINANCIAL CONDITION

  Total assets were $129.1 million at March 31, 1995, compared to $114.4 million at March 31, 1994. This $14.7 million increase resulted primarily from an increase in loan demand in single-family residential mortgage loans, consumer loans and commercial loans. The increase in loans receivable was $18.8 million. During the years ended March 31, 1995 and 1994, First Federal originated mortgage loans in the amounts of $32.0 million and $35.6 million, respectively, and other loans in the amounts of $9.1 million and $2.0 million, respectively. Loan demand has been primarily funded by deposit growth, but also by repayments of securities and mortgage-backed securities, borrowings and cash flows provided by operating activities. Investing activities included no purchases of securities during fiscal 1995 and 1994. There were also no purchases of mortgage backed securities during fiscal 1995 and 1994. During fiscal 1995, proceeds from maturities of securities and principal payments received on mortgage-backed securities were $3.5 million and $1.3 million, respectively. The $790,000 increase in land, building and equipment is due to the addition and renovation of First Federal's main office in Bessemer. This much needed expansion is the result of the growth of the Company since the stock offering in 1991.

  Deposits were $106.4 million at March 31, 1995, compared to $94.9 million at March 31, 1994. The $11.5 million increase in deposits is primarily due to the offering of higher rates to fund the afore-mentioned loan growth.

  Stockholders' equity increased $175,000 to $18.7 million at March 31, 1995. The increase in equity during fiscal 1995 is primarily due to earnings of $883,000 net of approximately $527,000 in dividends declared and the purchase of 9,787 shares of treasury stock for $206,000.

GENERAL RESULTS OF OPERATIONS

  Net income for the year ended March 31, 1995, was $883,000, a decrease of 5.9% from the prior year's amount of $938,000. The decrease primarily resulted from a 26.5% increase in the provision for deferred income taxes.

INTEREST INCOME

  Interest income increased $493,000 to $8.3 million for fiscal 1995 from $7.8 million for fiscal 1994. This increase is primarily due to an increase in the average balance of interest earning assets during fiscal 1995, and a slight increase in the average yield on interest earning assets to 7.3% during fiscal 1995 from 7.2% for fiscal 1994. The higher average balance of loans during fiscal 1995 as compared to fiscal 1994 resulted from increased mortgage, commercial and consumer lending activity in fiscal 1995. There was a decrease in the average yield on mortgage loans to 7.4% in fiscal 1995 from 7.7% in fiscal 1994, and an increase in the average yield on other loans to 8.4% from 7.5%. Interest earned on mortgage-backed securities decreased in fiscal 1995 to $385,000 from $487,000 in fiscal 1994. This reflects a 32.2% decrease in the average balance of mortgage-backed securities to $5.9 million during fiscal 1995 from $8.7 million during fiscal 1994 as a result of principal repayments and prepayments during fiscal 1995. The yield on mortgage-backed securities increased to 6.5% in fiscal 1995 from 5.6% in fiscal 1994.

INTEREST EXPENSE

  Interest expense for fiscal 1995 increased $349,000, or 9.9%, to $3.9 million in 1995 from $3.5 million in fiscal 1994. The increase was primarily a result of higher market rates paid on deposits in fiscal 1995. The average level of deposits increased $2.2 million, or 2.4%, to $95.8 million in fiscal 1995 from the fiscal 1994 average level of $93.6 million, while the average rate paid on deposits increased to 3.84% in fiscal 1995 from 3.75% in fiscal 1994. During fiscal 1995, the Company borrowed money in the form of Federal Home Loan Bank ("FHLB") advances, federal funds purchased and reverse repurchase agreements. The average borrowings were $3,000,000 at an average rate of 6.0%.

Net Interest Income

  Net interest income for the year ended March 31, 1995, increased $144,000, or 3.3%, to $4.5 million from the fiscal 1994 level of $4.3 million. This increase was primarily due to an increase in the average total interest-earning assets to $114.2 million for fiscal 1995, an increase of $4.6 million from fiscal 1994, which was slightly offset by a decrease in interest rate spread to 3.38% in fiscal 1995 compared to 3.40% in fiscal 1994.

Provision for Loan Losses

  During fiscal 1995 the provision made to the allowance for loan losses was $52,000. This provision maintained the general loan loss reserve at a level within First Federal's acceptable range of estimated loss exposure and is based on historical loss experience, current economic conditions and distribution of portfolio loans by risk class. The $55,000 in gross charge-offs for fiscal 1995 were partially offset by recoveries of $30,000. In the opinion of management, the allowance for loan losses at March 31, 1995 was adequate to cover losses inherent in the loan portfolio. See Note 6 of the "Notes to Consolidated Financial Statements".

Noninterest Income

  Noninterest income for fiscal 1995 totalled $274,000 as compared to $293,000 for fiscal 1994. Other income consists primarily of service fees earned on customers' deposit accounts.

Noninterest Expense

  Noninterest expense during fiscal 1995 remained at the fiscal 1994 level of $3.1 million. See Note 14 to the "Notes to Consolidated Financial Statements" for an analysis of significant other operating expense items.

Income Taxes

  Federal and state income taxes increased $150,000, or 26.5%, to $715,000 in fiscal 1995 from $565,000 in fiscal 1994. The Company's effective tax rate for fiscal 1995 was 45% compared to 38% in fiscal 1994. The higher effective tax rate was primarily due to additional deferred provisions recorded in connection with the Company's liability related to its tax bad debt reserve. Management does not believe that this effective tax rate will be reflected in future periods and the rate will return to its historical level of approximately 38%. See Note 10 to the "Notes to Consolidated Financial Statements".

                           LEGISLATIVE DEVELOPMENTS

  Legislation currently under consideration by the United States Congress would fully capitalize the Savings Association Insurance Fund ("SAIF") by requiring a one-time special assessment on all SAIF-member institutions including First Federal. Such legislation would also require banks that are members of the Bank Insurance Fund ("BIF") to pay 75% of the annual interest on bonds issued by the Financing Corporation to recapitalize the predecessor to the SAIF, and could have the result of increasing First State's future BIF deposit insurance premiums. See Note 9 of "Notes to Consolidated Financial Statements".