Form 10-K, Exhibit 13
period 1997-03-31
FIRSTFED BANCORP INC
filed 1997-06-30
CIK 876947

LETTER TO STOCKHOLDERS


     To Our Stockholders:

     This past year has been a very successful one for your Company. At year-end, total assets had grown to $178 million, an increase of $12 million over last year. Deposits grew 8.3% to $158 million, as compared to $146 million at the prior year-end. Net income of over $1 million was higher than the prior fiscal year, in spite of nonrecurring expenses totaling $626,000 after income taxes.

     As mentioned above, nonrecurring charges were incurred during fiscal
1997. The nonrecurring expense was primarily related to a special assessment paid by all savings banks to fully capitalize the Savings Association Insurance Fund. This payment was required by legislation signed on September 30, 1996. The intent of the legislation was to create parity between banks and thrifts in terms of the cost of deposit insurance. While the one-time special assessment was costly to the industry, future deposit insurance premiums have been lowered and this issue is now behind us.

     Without nonrecurring expenses, net income exceeded $1.6 million, which was an approximate 60% increase over the prior year. The increase in earnings was largely a function of improvement in net interest income. Additionally, earnings benefitted from an increase in noninterest income and a decrease in noninterest expense.

        A strong contributor to overall profitability has been the addition of First State Bank of Bibb County. Fiscal 1997 represents the first full year to include the results of First State.This acquisition has produced positive results and demonstrated an effective utilization of capital by growth and expansion. The Company still maintained a capital level at over 10% of assets, reflecting good financial strength. Utilization of capital through future acquisitions will be considered should opportunities arise.

        The financial success of your Company created the opportunity for a two-for-one stock split effected in the form of a 100% stock dividend paid on April 16, 1997. At about the same time, the common stock was listed on the NASDAQ SmallCap Market under the symbol "FFDB". Liquidity and marketability should be enhanced as a result of these actions.

        Looking to next year, we are in the process of constructing a new First Federal branch in Vance, Alabama. Vance is located in Tuscaloosa County, adjacent to Bibb County, which is served by First State Bank. This location was targeted to be an area of future growth, as it is home to many successful existing businesses and the new Mercedes-Benz plant. This community is expected to be very receptive to the community banking atmosphere of First Federal. The new branch will allow the Company to serve an expanded customer base and market area, resulting in increased franchise value.

        In conclusion, our dedicated staff and Board of Directors are committed to the continued success of the Company. As always, our focus will remain on service to the customer and community. Through these efforts, we expect our tradition of community banking service to thrive as we move forward.

                                    Sincerely,

                                    /s/ B. K. Goodwin, III

                                    B. K. Goodwin, III
                                    Chairman of the Board, Chief
                                    Executive Officer and President

                SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA


                                                                                  Year Ended March 31,
                                                          -----------------------------------------------------------------
                                                            1997(3)       1996(3)       1995          1994          1993
                                                          ---------     ---------     ---------     ---------     ---------
                                                                     (Amounts in thousands, except per share data)
INCOME STATEMENT DATA
Interest income                                           $  13,321     $  10,542     $   8,329     $   7,836     $   8,417
Interest expense                                              7,306         5,791         3,860         3,511         3,981
                                                          ---------     ---------     ---------     ---------     ---------
Net interest income                                           6,015         4,751         4,469         4,325         4,436
Provision for loan losses                                       186            75            52            69            90
                                                          ---------     ---------     ---------     ---------     ---------
Net interest income after provision for loan losses           5,829         4,676         4,417         4,256         4,346
Noninterest income                                              908           496           274           293           209
Noninterest expense                                           5,218         3,616         3,093         3,046         2,584
                                                          ---------     ---------     ---------     ---------
Income before provision for income taxes                      1,519         1,556         1,598         1,503         1,971
Provision for income taxes                                      506           554           715           565           728
                                                          ---------     ---------     ---------     ---------     ---------
Net income                                                $   1,013(2)  $   1,002     $     883     $     938     $   1,243
                                                          =========     =========     =========     =========     =========
Earnings per share (1)                                    $     .82(2)  $     .77     $     .64     $     .66     $     .88
                                                          =========     =========     =========     =========     =========

                                                                                  As of March 31,
                                                          -----------------------------------------------------------------
                                                            1997(3)       1996(3)       1995          1994          1993
                                                          ---------     ---------     ---------     ---------     ---------
                                                                                (Amounts in thousands)
BALANCE SHEET DATA
Total assets                                              $ 178,124     $ 166,184     $ 129,069     $ 114,449     $ 111,868
Loans receivable, net                                       126,849       126,199       106,224        87,445        78,863
Mortgage-backed securities                                   13,329         4,766         5,288         6,655         8,773
Securities                                                   16,703        14,653         7,645        11,222        15,398
Deposits                                                    157,970       145,858       106,428        94,939        91,384
Stockholders' equity                                         17,923        17,231        18,734        18,559        19,159

                                                                                 Year Ended March 31,
                                                          -----------------------------------------------------------------
                                                            1997(3)       1996(3)       1995          1994          1993
                                                          ---------     ---------     ---------     ---------     ---------
KEY OPERATING DATA
Return on average assets                                        .54%(2)       .72%          .74%          .83%         1.13%
Returns on average equity                                      5.80(2)       5.63          4.74          5.03          6.66
Average equity to average assets                               9.81         12.78         15.73         16.48         16.96
Dividend payout ratio                                           .60           .83           .60          1.19           .31
Customer service facilities and
  full service facilities, respectively                         7-7           7-7           4-4           4-4           4-2

-----------
(1) Earnings per share data has been restated to reflect the two-for-one stock split paid on April 16, 1997.
(2) Includes the impact of nonrecurring expenses totaling $626,000 after income taxes.
(3) On January 2, 1996, the Company acquired FSC and its wholly owned subsidiary, First State. Results of operations of FSC and First State are included in financial data subsequent to that date.

                            QUARTERLY FINANCIAL DATA
                                  (UNAUDITED)
            (Dollar amounts in thousands, except per share amounts)



                                                                          Three Months Ended
                                                            -------------------------------------------------

     Fiscal 1996
                                                              June 30    September 30  December 31  March 31
                                                            -----------  ------------  -----------  ---------
     Interest income                                             $2,387        $2,466       $2,540    $3,149
     Interest expense                                             1,319         1,379        1,403     1,690
                                                                 ------        ------       ------    ------
     Net interest income                                          1,068         1,087        1,137     1,459

     Provision for loan losses                                       15            15           15        30
                                                                 ------        ------       ------    ------
     Net interest income after provision for loan losses          1,053         1,072        1,122     1,429

     Noninterest income                                              59            75          106       256

     Noninterest expense                                            803           799          933     1,081
                                                                 ------        ------       ------    ------
     Income before income taxes                                     309           348          295       604

     Provision for income taxes                                     127           146           45       236
                                                                 ------        ------       ------    ------
     Net income                                                  $  182        $  202       $  250    $  368(1)
                                                                 ======        ======       ======    ======
     Earnings per share(3)                                       $  .14        $  .15       $  .18    $  .30
                                                                 ======        ======       ======    ======


     Fiscal 1997

     Interest income                                             $3,183        $3,372       $3,418    $3,348

     Interest expense                                             1,724         1,876        1,869     1,837
                                                                 ------        ------       ------    ------
     Net interest income                                          1,459         1,496        1,549     1,511

     Provision for loan losses                                       30            55           50        51
                                                                 ------        ------       ------    ------
     Net interest income after provision for loan losses          1,429         1,441        1,499     1,460

     Noninterest income                                             194           204          219       291

     Noninterest expense                                          1,068         2,141          928     1,081
                                                                 ------        ------       ------    ------
     Income before income taxes                                     555          (496)         790       670

     Provision for income taxes                                     195          (171)         250       232
                                                                 ------        ------       ------    ------
     Net income                                                  $  360        $ (325)(2)   $  540(2) $  438
                                                                 ======        ======       ======    ======
     Earnings per share(3)                                       $  .29        $ (.26)(2)   $  .43(2) $  .35
                                                                 ======        ======       ======    ======

     (1) On January 2, 1996, the Company acquired FSC and its wholly owned subsidiary, First State. Results of operations of FSC and First State are included in quarterly data subsequent to that date.
     (2) Includes the impact of recording the original estimate and subsequent adjustment of nonrecurring expenses. Actual charges totalled $626,000 after income taxes.
     (3) Earnings per share data has been restated to reflect the two-for-one stock split paid on April 16, 1997.

                             FIRSTFED BANCORP, INC.
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                         AS OF MARCH 31, 1997 AND 1996
            (Dollar amounts in thousands, except per share amounts)

                                                                                1997           1996
                                                                           --------------  -------------
ASSETS

Cash and cash equivalents:
    Cash on hand and in banks                                                    $  5,411       $  2,221
    Interest-bearing deposits in other banks                                        4,354          5,018
    Federal funds sold                                                              4,200          4,875
                                                                                 --------       --------
                                                                                   13,965         12,114
                                                                                 --------       --------
Securities available for sale                                                      10,330         10,845
Assets held for sale                                                                  331          1,582
Securities, fair value of $6,395 and
 $3,821, respectively                                                               6,373          3,808
Mortgage-backed securities, fair value of $13,382
 and $4,778, respectively                                                          13,329          4,766
Loans receivable, net of allowance for loan
 losses of $733 and $621, respectively                                            126,849        126,199
Land, buildings and equipment, less
 accumulated depreciation of
 $1,893 and $1,654, respectively                                                    2,642          2,606
Goodwill                                                                            1,487          1,598
Real estate owned                                                                     131             12
Real estate held for investment                                                       931            997
Accrued interest receivable                                                         1,450          1,326
Other assets                                                                          306            331
                                                                                 --------       --------
                                                                                 $178,124       $166,184
                                                                                 ========       ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
  Deposits                                                                       $157,970       $145,858
  Borrowed funds                                                                    1,000          2,002
  Accrued interest payable                                                            156            172
  Income taxes payable                                                                318            232
  Dividend payable                                                                    123             97
  Other liabilities                                                                   634            592
                                                                                 --------       --------
                                                                                  160,201        148,953
                                                                                 --------       --------
Commitments and contingencies (Notes 2, 3, 4, 5, 9 and 10)

Stockholders' equity:
  Preferred stock, $.01 par value, 1,000,000 shares authorized, none
    issued and outstanding                                                              -              -
  Common stock, $.01 par value, 3,000,000 shares authorized, 1,477,530 issued and 1,231,582 outstanding in 1997 and 730,084 issued and
    607,410 outstanding in 1996                                                        14              7
  Paid-in capital                                                                   6,601          6,457
  Retained earnings                                                                14,256         13,831
  Treasury stock, at cost (245,948 and 245,348 shares, respectively)               (2,781)        (2,774)
  Unearned compensation                                                               (95)          (204)
  Unrealized loss on securities available for sale, net                               (72)           (86)
                                                                                 --------       --------
                                                                                   17,923         17,231
                                                                                 --------       --------
                                                                                 $178,124       $166,184
                                                                                 ========       ========

 The accompanying notes are an integral part of these consolidated statements.

                             FIRSTFED BANCORP, INC.
                       CONSOLIDATED STATEMENTS OF INCOME

               FOR THE YEARS ENDED MARCH 31, 1997, 1996 and 1995

            (Dollar amounts in thousands, except per share amounts)

                                                                 1997           1996            1995
                                                             -------------  -------------  --------------
INTEREST INCOME
  Interest and fees on loans                                    $   11,339     $    9,416      $   7,248
  Interest and dividends on securities                               1,047            496            594
  Interest on mortgage-backed securities                               536            345            385
  Other interest income                                                399            285            102
                                                                   -------        -------         ------
      Total interest income                                         13,321         10,542          8,329
                                                                   -------        -------         ------

INTEREST EXPENSE
  Interest on deposits                                               7,208          5,612          3,684
  Interest on other borrowings                                          98            179            176
                                                                   -------        -------         ------
      Total interest expense                                         7,306          5,791          3,860
                                                                   -------        -------         ------

Net interest income                                                  6,015          4,751          4,469
      Provision for loan losses                                        186             75             52
                                                                   -------        -------         ------
Net interest income after provision for loan losses                  5,829          4,676          4,417
                                                                   -------        -------         ------

NONINTEREST INCOME
  Fees for customer services                                           626            316            215
  Miscellaneous income, net                                            282            180             59
                                                                   -------        -------         ------
      Total noninterest income                                         908            496            274
                                                                   -------        -------         ------
NONINTEREST EXPENSE
  Salaries and employee benefits                                     2,198          1,866          1,520
  Office building and equipment expense                                546            450            322
  Deposit insurance expense                                            220            285            259
  Net (gain) loss on real estate owned                                  20              1            (11)
  Amortization of goodwill                                             111             27              -
  Other operating expenses                                           1,169            987          1,003
  Special deposit insurance assessment                                 704              -              -
  Litigation expense                                                   250              -              -
                                                                   -------        -------         ------
      Total noninterest expense                                      5,218          3,616          3,093
                                                                   -------        -------         ------

Income before provision for income taxes                             1,519          1,556          1,598
      Provision for income taxes                                       506            554            715
                                                                   -------        -------         ------

NET INCOME                                                      $    1,013     $    1,002      $     883
                                                                   =======        =======         ======

EARNINGS PER SHARE                                              $      .81     $      .77      $     .64
                                                                   =======        =======         ======


 The accompanying notes are an integral part of these consolidated statements.

                            FIRSTFED BANCORP, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED MARCH 31, 1997, 1996, AND 1995

            (Dollar amounts in thousand, except per share amounts)


                                                                                                                    Unrealized
                                                                                                                     Loss on
                                                                                                                    Securities
                                                                                                      Unearned      Available
                                            Common       Paid-In        Retained        Treasury      Compen-       for Sale
                                            Stock        Capital        Earnings         Stock        sation           Net
                                          ----------   -----------    ------------    ------------  ------------  -------------
BALANCE, March 31, 1994                   $        7   $     6,228    $     13,306    $       (644) $       (315) $         (23)

 Amortization of unearned
  compensation                                     -             -               -               -            80              -
 Awards under stock plans                          -            10               -               -           (10)             -
 Net Income                                        -             -             883               -             -              -
 Dividends declared ($.39 per share)               -             -            (527)              -             -              -
 Exercise of stock options                         -            12               -               -             -              -
 Purchase of treasury stock                        -             -               -            (206)            -              -
 Change in unrealized loss on
  securities available
  for sale, net                                    -             -               -               -             -            (67)
                                          ----------   -----------    ------------    ------------  ------------  -------------

BALANCE, March 31, 1995                            7         6,250          13,662            (850)         (245)           (90)

 Amortization of unearned
  compensation                                     -             -               -               -            94              -
 Awards under stock plans                          -            29               -               -           (29)             -
 Net Income                                        -             -           1,002               -             -              -
 Dividends declared ($.64 per share)               -             -            (833)              -             -              -
 Exercise of stock options                         -           178               -               -             -              -
 Purchase of treasury stock                        -             -               -          (1,924)            -              -
 Purchase of stock for stock plan                  -             -               -               -           (24)             -
 Change in unrealized loss on
  securities available for
  sale, net                                        -             -               -               -             -              -
                                          ----------   -----------    ------------    ------------  ------------  -------------

BALANCE, March 31, 1996                            7         6,457          13,831          (2,774)         (204)           (86)

 Amortization of unearned
  compensation                                     -             -               -               -           115              -
 Awards under stock plans                          -             6               -               -            (6)             -
 Net Income                                        -             -           1,013               -             -              -
 Dividends declared ($.48 per share)               -             -            (588)              -             -              -
 Exercise of stock options                         -           145               -               -             -              -
 Purchase of treasury stock                        -             -               -              (7)            -              -
 Change in unrealized loss on
  securities available for
  sale, net                                        -             -               -               -             -             14
 Two-for-one stock split                           7            (7)              -               -             -              -
                                          ----------   -----------    ------------    ------------  ------------  -------------

BALANCE, March 31, 1997                   $       14   $     6,601    $     14,256    $     (2,781) $        (95) $         (72)
                                          ==========   ===========    ============    ============  ============  =============


 The accompanying notes are an integral part of these consolidated statements.

                             FIRSTFED BANCORP, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE YEARS ENDED MARCH 31, 1997, 1996 AND 1995
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                         (Dollar amounts in thousands)


CASH FLOWS FROM OPERATING ACTIVITIES:                                                         1997       1996       1995
                                                                                            ---------  ---------  ---------
        Net income                                                                          $  1,013    $ 1,002   $    883
        Adjustments to reconcile net income to net cash provided by (used in)
            operating activities:
         Depreciation                                                                            252        202        150
         Amortization of unearned compensation                                                   115         94         80
         Amortization of purchase premiums                                                        91         45         57
         Accretion of deferred income, net                                                       (33)      (108)       (74)
         Provision (credit) for deferred income taxes                                            (74)        93         30
         Provision (credit) for loss on real estate owned                                          -          -         (9)
         Provision for loan losses                                                               186         75         52
         Loan fees (cost) deferred, net                                                         (127)      (164)       142
         (Gain) loss on sale of real estate owned, net                                             3         (3)       (11)
         Loss on sale of real estate held for investment                                          16          -          -
         (Gain) loss on sale of equipment                                                          -         (8)         -
         Net loans (originated for sale) sold                                                  1,251     (1,476)        76
         Amortization of goodwill                                                                111         27          -
         Change in assets and liabilities, net of effect from purchase of subsidiary:
            Increase in accrued interest receivable                                             (124)       (73)      (180)
            (Increase) decrease in other assets                                                   25         86        (90)
            Increase (decrease) in accrued interest payable                                      (16)        15         27
            Increase (decrease) in current income taxes payable                                  155        (36)         8
            Increase (decrease) in other liabilities                                              42         (3)      (284)
                                                                                            --------    -------   --------
            Net cash provided by (used in) operating activities                                2,886       (232)       857
                                                                                            --------    -------   --------
    CASH FLOWS FROM INVESTING ACTIVITIES:
       Purchase of subsidiary, net of cash acquired                                                -     (1,439)         -
       Proceeds from maturities of securities available for sale                               2,250        641      1,450
       Proceeds from the sale of securities available for sale                                   857          -          -
       Proceeds from maturities of securities                                                  1,626      2,995      2,000
       Purchase of securities                                                                 (4,202)         -          -
       Purchase of securities available for sale                                              (2,591)    (1,499)         -
       Purchase of mortgage-backed securities                                                (10,967)         -          -
       Principal payments received on mortgage-backed securities                               2,342        693      1,333
       Proceeds from sales of real estate owned                                                   25         18        126
       Net loan repayments (originations)                                                       (823)    (3,469)   (18,959)
       Capital expenditures                                                                     (288)      (131)      (943)
       Purchase of real estate held for investment                                                 -         (2)         -
       Proceeds from sale of real estate held for investment                                      50          -          -
       Proceeds from sale of fixed assets                                                          -          8          -
                                                                                            --------    -------   --------
              Net cash used in investing activities                                          (11,721)    (2,185)   (14,993)
                                                                                            --------    -------   --------
    CASH FLOWS FROM FINANCING ACTIVITIES:
       Increase in deposits, net                                                              12,112     12,683     11,489
       Proceeds from FHLB advances                                                                 -        591      3,500
       Payment of FHLB advances                                                               (1,002)    (1,796)      (293)
       Repurchase of stock for stock plan                                                          -        (24)         -
       Proceeds from exercise of stock options                                                   145        178         12
       Cash dividends paid                                                                      (562)      (833)      (522)
       Purchase of treasury stock                                                                 (7)    (1,924)      (206)
                                                                                            --------    -------   --------
            Net cash provided by financing activities                                         10,686      8,875     13,980
                                                                                            --------    -------   --------
    NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                       1,851      6,458       (156)
    CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                          12,114      5,656      5,812
                                                                                            --------    -------   --------
    CASH AND CASH EQUIVALENTS AT END OF PERIOD                                              $ 13,965    $12,114   $  5,656
                                                                                            ========    =======   ========

 The accompanying notes are an integral part of these consolidated statements.

                             FIRSTFED BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         MARCH 31, 1997, 1996 AND 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

   Organization and Basis of Presentation

   FirstFed Bancorp, Inc. (the "Company") is the holding company and sole shareholder of First Federal Savings Bank ("First Federal") and First State Corporation ("FSC"). FSC was acquired by the Company on January 2, 1996, and is the sole shareholder of First State Bank of Bibb County ("First State"). First Federal and First State are referred to herein collectively as the "Banks". There are no material assets in FSC except for the investment in First State. The accompanying consolidated financial statements include the accounts of the Company, First Federal, FSC and First State. All significant intercompany balances and transactions have been eliminated in consolidation.

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

   Loans Receivable

   Loans receivable are stated at unpaid principal balances, net of the allowance for loan losses and deferred loan origination fees and costs. Interest is credited to income based upon the principal amount outstanding. An allowance is established for uncollectible interest on loans that are 90 days past due based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgement, the borrower's ability to make periodic interest and principal payments has been demonstrated, in which case the loan is returned to accrual status.

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

   Allowance for Loan Losses


   The allowance for loan losses is maintained through provisions charged to expense at levels which management considers adequate to absorb losses inherent in the loan portfolio at each reporting date. Management's estimation of this amount includes a review of all loans for which full collectibility is not reasonably assured and considers, among other factors, prior years' loss experience, economic conditions, distribution of portfolio loans by risk class, and the estimated value of underlying collateral, and the balance of any impaired loans (generally considered to be nonperforming loans, excluding residential mortgages and other homogeneous loans). Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from their estimations; however, the allowance is reviewed periodically and as adjustments become necessary they are reported in earnings in the periods in which they become known. Specific allowances for impaired loans are based on comparisons of the carrying values of the loans to the present value of these loans' estimated cash flows at each loan's effective interest rate, the fair value of the collateral, or the loans' observable market prices. The Company has no loans designated as impaired at March 31, 1997 or 1996.

   Income Taxes

   The consolidated financial statements have been prepared on an accrual basis. Because some income and expense items are recognized in different periods for financial reporting purposes and for purposes of computing currently payable income taxes, a provision or credit for deferred income taxes is made for such temporary differences.

   Statements of Cash Flows

   For purposes of presenting the consolidated statements of cash flows, the Company considers cash on hand and in banks, interest-bearing deposits in other banks and Federal funds sold to be cash and cash equivalents.


                                                                                 1997             1996            1995
                                                                                 ----             ----            ----
SUPPLEMENTAL CASH FLOW INFORMATION:                                                          (In Thousands)

  Cash paid during the period for-
    Income taxes                                                               $  425           $  424          $  648
    Interest                                                                    7,322            5,695           3,883
                                                                               ======           ======          ======
  Non-cash transactions-
    Transfers of loans receivable to real estate owned                         $  147           $   26          $   60
    Noncash compensation under stock plans                                          6               24               -
    Declaration of cash dividend payable                                          123               97             107
    Change in unrealized net loss on securities available for sale,
      net of deferred tax of ($7,000), ($2,000) and $37,000, respectively         (14)              (4)             67
                                                                               ======           ======          ======

   Assets Held for Sale

   Assets held for sale are recorded at the lower of amortized cost or market value, as such assets are not intended to be held to maturity. As of March 31, 1997 and 1996, assets held for sale consisted of mortgage loans in the process of being sold to third-party investors.


   Securities

   The Company classifies securities as either trading, available for sale or held to maturity based on management's intent at the time of purchase and the Company's ability to hold such securities to maturity.

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

   Securities classified as held to maturity are carried at amortized cost, as the Company has the ability and positive intent to hold these securities to maturity. Federal Home Loan Bank and Federal Reserve stock are required stock holdings and are carried at amortized cost, which is deemed to approximate market value. There are no securities classified as trading as of March 31, 1997 or 1996.

   Amortization of premium and accretion of discount are computed under the interest method. The adjusted cost of the specific security sold is used to compute realized gain or loss on the sale of securities.

   Mortgage-Backed Securities

   The Company intends and has the ability to hold mortgage-backed securities to maturity. Accordingly, they are stated at amortized cost. Amortization of premiums and accretion of discounts are calculated on the level yield method. Gains and losses on sales of mortgage-backed securities are calculated based on the adjusted cost of the specific identification of securities sold.

   Earnings Per Share and Dividends

   Earnings per share has been computed based on the weighted average number of shares of common stock and common stock equivalents outstanding during the year. Common stock equivalents includes the number of shares issuable on exercise of the outstanding stock options less the number of shares that could have been purchased with the proceeds from the exercise of the stock options based on the greater of the average price of the common stock during the year or the price of the common stock as of year end. The weighted average number of shares used for fiscal years ended March 31, 1997, 1996, and 1995 were 1,260,706, 1,299,105 and
1,393,706, respectively. Total dividends declared during the fiscal year are based on shares outstanding.

   New Accounting Pronouncements

   In June 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted. The Company adopted the provisions of the Standard on January 1, 1997. Based on the Company's current operation activities, management does not believe that the adoption of this statement will have a material impact on the Company's financial condition or results of operations.

   In February 1997, the FASB issued SFAS No. 128, "Earnings per Share." This Statement established standards for computing and presenting earnings per share, ("EPS"). This Statement will simplify the standards for computing EPS previously found in APB Opinion No. 15, "Earnings per Share," and will make them comparable to international EPS standards. It will replace the presentation of primary EPS with a presentation of basic EPS and will require dual presentation of basic and diluted EPS on the face of the income statement and disclosure of a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. This Statement is effective for financial statements issued for periods ending after December 15, 1997, including interim periods and requires restatement of all prior-period EPS data presented. The Company will adopt the Statement at fiscal year-end 1998. Had the Company implemented SFAS No. 128 on April 1, 1995, the pro forma EPS results would have been as follows:


                                          1997                              1996
                           --------------------------------   -------------------------------
                                        Dilutive                          Dilutive
                                       Effect of                         Effect of
                             Basic      Options   Diluted       Basic     Options    Diluted
                                         Issued                            Issued
                           ----------- --------- ----------   ---------- --------- ----------
     Net Income            $ 1,013,000     -     $1,013,000   $1,002,000     -     $1,002,000
     Shares available to
      common shareholders    1,223,052    37,654  1,260,706    1,272,482    26,623  1,299,105
                           ----------- --------- ----------   ---------- --------- ----------

     Earnings Per Share    $      0.83     -     $     0.81   $     0.79     -     $     0.77
                           =========== ========= ==========   ========== ========= ==========

   Business Combination

   On January 2, 1996, the Company acquired FSC and its wholly owned subsidiary, First State. This transaction was accounted for under the purchase method of accounting and, accordingly, the consolidated statements of income include FSC and First State's results of operations subsequent to that date. The purchase price was approximately $4,275,000 for the acquisition of all outstanding shares of FSC. The total purchase price exceeded the fair value of net assets acquired by approximately $1,600,000, which is being amortized over 15 years as goodwill.

   Assuming the acquisition of First State had been consummated at April 1, 1994, the consolidated results of operations on a pro forma basis for the years ended March 31, 1996, and March 31, 1995, would have been as follows:



                           1996         1995
                       -----------  -----------

Net Interest Income     $5,749,000   $5,716,000

Net Income              $1,162,000   $1,010,000

Earnings Per Share      $      .90   $      .72


   Stock Split

   On February 18, 1997, the Board of Directors declared a two-for-one stock split, effected in the form of a 100% stock dividend on the Company's outstanding common stock to stockholders of record on April 1, 1997. Common stock and paid-in capital as of March 31, 1997, have been restated to reflect the split. All share and per share data included in this Annual Report have been restated to reflect the split.

2. INTEREST RATE SENSITIVITY:

   A portion of the Company's interest-earning assets are long-term fixed-rate mortgage loans and mortgage-backed securities (approximately 14%); likewise, one source of funds is savings deposits with maturities longer than three years (approximately 8%). Because of the short-term nature of most savings deposits, their cost generally reflects returns currently available in the money market. Accordingly, the savings deposits have a high degree of interest rate sensitivity. Long-term fixed-rate loans in the mortgage loan portfolio have much less sensitivity to changes in current market rates. As a result, the Banks focus on originating adjustable-rate mortgage loans and holding adjustable-rate mortgage-backed securities (approximately 67% of total loans). Even so, changes in market interest rates may affect the level of net interest income as related to such fixed rate loans.

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



4. INCENTIVE COMPENSATION AND EMPLOYEE BENEFITS:

   Defined Benefit Pension Plan

   First Federal has a noncontributory defined benefit pension plan available to all eligible employees. The following table sets forth the plan's funded status as of March 31, 1997, 1996 and 1995:



                                                                                1997          1996          1995
                                                                           -------------  ------------- ------------
                                                                                          (In thousands)
 Actuarial present value of benefit obligations:
  Accumulated benefit obligation, including vested benefits
    of ($754), ($1,018), and ($980) at March 31, 1997, 1996,
    and 1995, respectively                                                  $     (808)    $ (1,096)     $  (1,049)
                                                                            ===========    =========     ==========

Projected benefit obligation for services rendered to date                  $   (1,241)    $ (1,495)     $  (1,405)
Plan assets at fair value, primarily pooled stock and bond funds                   989        1,403          1,208
                                                                            -----------    ---------     ----------
Projected benefit obligation in excess of plan assets                             (252)         (92)          (197)
Unrecognized transitional asset                                                    (18)         (32)           (35)
Unrecognized prior service cost                                                      2            3              3
Unrecognized net loss                                                              157           54            188
                                                                            -----------    ---------     ----------
  Accrued pension expense included in other liabilities                     $     (111)    $    (67)     $     (41)
                                                                            ===========    =========     ==========

 The components of net pension expense consist of the following:

                                                                                1997          1996          1995
                                                                           -------------  ------------- ------------
                                                                                          (In thousands)
Service cost                                                                $       76     $     65      $      49
Interest cost                                                                       75          110             83
Actual return on assets                                                            (91)        (238)             5
Net amortization and deferral                                                       67          114           (112)
                                                                            -----------    ---------     ----------
  Net periodic pension expense                                              $      127     $     51      $      25
                                                                            ===========    =========     ==========


   In determining the actuarial present value of the projected benefit obligation, the weighted-average discount rate was 7% and the rate of increase in future compensation levels was 5% for 1997, 1996 and 1995. The expected long-term rate of return on assets was 9.0% for 1997, 9.5% for 1996 and 9.0% for 1995.

   Employee Stock Ownership Plan

   During fiscal 1992, the Company established an Employee Stock Ownership Plan
(ESOP) for eligible employees. The ESOP purchased 82,800 shares of the Company's common stock with the proceeds from a $414,000 third party bank note. During fiscal 1994, the Company replaced the third party as lender on the note. The balance on the note at March 31, 1997, was $80,100. The note is secured by the common stock owned by the ESOP. Principal payments under the note are due in equal and annual installments through December 1998; interest is payable quarterly at a rate of 8.5%. The compensation expense related to the ESOP for fiscal 1997, 1996 and 1995 was approximately $59,000 in each year. Unearned compensation was also reduced by $38,000 representing a payment on the note with dividends paid on unallocated ESOP shares. Unearned compensation related to the ESOP was approximately $61,000 and $158,000 at March 31, 1997 and 1996, and is shown as a reduction of stockholders' equity in the accompanying consolidated statements of financial condition.

   Recognition and Retention Plans

   During fiscal 1992, the Company established two Recognition and Retention Plans (RRPs) which purchased 33,796 shares of the Company's common stock issued in the Conversion and 21,404 shares on the open market subsequent to the Conversion. The RRPs provide for awards of common stock to directors and officers of the Bank at no cost to these participants. During fiscal 1996, an additional 2,040 shares were purchased on the open market and awarded to directors elected subsequent to the Conversion. The aggregate fair market value of the shares purchased by the RRPs is considered unearned compensation at the time of purchase and compensation is earned ratably over the stipulated period. The compensation expense related to the RRPs for fiscal 1997, 1996 and 1995 was approximately $7,000, $21,000 and $20,000, respectively. At March 31, 1997 and 1996, unearned compensation related to the RRPs was approximately $12,000 and $19,000, respectively, and is shown as a reduction to stockholders' equity in the accompanying consolidated statements of financial condition.

   Directors' Retirement Plan

   During fiscal 1992, the Company established the Outside Directors' Retirement Plan (DRP) whereby nonmanagement directors or their beneficiaries will be provided specific amounts of annual retirement benefits for a period of 10 years following retirement. During fiscal 1994, the DRP was amended to include all directors and was renamed the Directors' Retirement Plan. The amendment also reduced the vesting period for the directors. The related compensation expense for the DRP was approximately $43,000 and $40,000 for fiscal 1996 and 1995, respectively. There was no compensation expense for the DRP for fiscal 1997 due to appreciation of trust assets. During fiscal 1995, a trust was established and funds were transferred to the trust. As of March 31, 1997 and 1996, the trust was fully funded.


   Stock Option Plans

   The Company has three stockholder-approved stock option plans; the Incentive Stock Option Plan for senior officers and key employees (the "Stock Plan"), the Stock Option Plan for Outside Directors (the "Directors' Plan") and the 1995 Stock Option and Incentive Plan (the "1995 Plan"). All plans provide for the grant of options at an exercise price equal to the fair market value on the date of grant. Options under the Stock Plan become exercisable on a basis as determined by the Stock Option Committee. Options granted under the Directors' Plan and 1995 Plan are immediately exercisable. Options under all plans expire no later than 10 years from date of grant.


                                                      1997                        1996                   1995
                                           ------------------------      ---------------------    -------------------
                                                           Weighted                   Weighted               Weighted
                                                           Average                    Average                Average
                                                           Exercise                   Exercise               Exercise
                                             Shares         Price         Shares       Price      Shares      Price
                                           ----------      --------      --------     --------    ------     --------
        Outstanding at beginning
          of year                             63,908        $  7.07        95,500      $  6.22     89,900     $ 5.81
        Granted                               57,000          11.98         2,408        11.56     10,000      10.50
        Exercised                            (12,400)          7.50       (34,000)        5.00     (2,400)      5.00
        Forfeited                                  -              -             -            -     (2,000)     10.56
                                            --------                      -------                 -------
        Outstanding at end of year           108,508           9.60        63,908         7.07     95,500       6.22
                                            ========                      =======                 =======

        Exercisable at end of year           101,608           9.47        47,508         6.42     62,500       5.20

        Weighted average fair value
          of options granted                 $  2.39                       $ 1.72                    N/A


   32,600 of the 108,508 options outstanding at March 31, 1997, have an exercise price of $5.00 and a weighted average remaining contractual life of 4.75 years. All of these options are exercisable. The remaining 75,908 options have exercise prices between $10.50 and $13.00, with a weighted average remaining contractual life of 8.50 years. 69,008 of these options are exercisable; their weighted average exercise price is $11.58.

   Incentive Compensation Plan

   During fiscal 1995, the Company established the stockholder-approved FirstFed Bancorp, Inc. Incentive Compensation Plan whereby eligible employees and directors may receive cash bonuses in the event the Company achieves certain performance goals indicative of its profitability and stability. In addition, key employees and directors are eligible to receive "Restricted Stock" awards and stock option awards. The Restricted Stock awards are considered unearned compensation at the time of award and compensation is earned ratably over the stipulated three year vesting period. There were 492 and 2,456 shares of restricted stock awarded in fiscal 1997 and 1996, respectively. The compensation expense related to the Restricted Stock awards for fiscal 1997, 1996 and 1995 was approximately $11,000, $15,000 and $1,000. At March 31, 1997 and 1996,
unearned compensation related to the Restricted Stock awards was approximately $22,000 and $27,000, and is shown as a reduction to stockholders' equity in the accompanying consolidated statements of financial condition.

   The stock option awards are incentive stock options for employees and non-incentive stock options for non-employee directors. Both provide for the grant of options at an exercise price equal to the fair market value on the date of grant. Options granted are immediately exercisable. Options expire no later than 10 years from date of grant.

                                                          1997                       1996                   1995
                                               -----------------------     ----------------------    -------------------
                                                              Weighted                   Weighted               Weighted
                                                              Average                    Average                Average
                                                              Exercise                   Exercise               Exercise
                                                 Shares        Price        Shares        Price       Shares     Price
                                               -----------    --------     --------      --------    --------   --------
        Outstanding at beginning
          of year                                 16,580       $ 11.50       5,010       $ 10.50          -     $     -
        Granted                                    2,460         12.50      12,280         11.88      5,010       10.50
        Exercised                                 (4,470)        11.55        (710)        11.03          -           -
        Forfeited                                   (320)        11.88           -             -          -           -
                                                --------                   -------                   ------
        Outstanding at end of year                14,250         11.64      16,580         11.50      5,010       10.50
                                                ========                   =======                   ======

        Exercisable at end of year                14,250         11.64      16,580         11.50      5,010       10.50

        Weighted average fair value
          of options granted                     $  2.55                   $  2.17                     N/A


   The Company reserved 48,000 shares of common stock for issuance to participants as options and restricted stock awards. There are 24,620 shares available for future grants at March 31, 1997.

   Savings Plan

   First State sponsors a 401(k) savings plan covering substantially all of its employees and makes matching contributions up to 4% of employee contributions. First State's matching contributions for the three months ended March 31, 1996, totalled $3,041 and for the year ended March 31, 1997, totalled $12,676.

   Stock Based Compensation

   In accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", the Company has elected to continue to apply APB Opinion 25 and related Interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation cost for options granted at market value. If the Company had elected to recognize compensation cost for options granted in 1997 and 1996, based on the fair value of the options granted at grant date as permitted by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands except per share amounts):

                                                       1997           1996
                                                    ----------     ----------
               Net income - as reported              $   1,013      $   1,002
                                                     =========      =========
               Net income - pro forma                $     891            975
                                                     =========      =========
               Earnings per share - as reported      $     .81      $     .77
                                                     =========      =========
               Earnings per share - pro forma        $     .70      $     .75
                                                     =========      =========


   Because the SFAS No. 123 method of accounting has not been applied to options granted prior to April 1, 1995, the resulting pro-forma compensation cost may not be representative of that to be expected in future years.

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                          1997          1996
                                                        --------      --------

               Expected dividend yield                    3.69%          3.96%

               Expected stock price volatility              23%            23%

               Risk-free interest rate                    6.48%          5.54%

               Expected life of options                 4 years       4 years

5. LOANS RECEIVABLE:


Loans receivable at March 31, 1997 and 1996, consisted of the following:

                                              1997          1996
                                           ----------    ----------
                                                (In thousands)
        Mortgage loans:
          One to four family residential    $ 95,451      $100,596
          Commercial real estate              12,849         8,237
          Other                                1,741         4,010
        Commercial loans                       7,804         6,527
        Consumer loans                        12,407        11,469
                                            --------      --------
                                             130,252       130,839
                                            ========      ========
        Less--
          Undisbursed portion of
            mortgage loans                     2,523         3,381
          Escrow, net                            177           173
          Discount on loans purchased              3             4
          Allowance for loan losses              733           621
          Net deferred loan fees (costs)         (33)          461
                                            --------      --------
                                            $126,849      $126,199
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

    In the ordinary course of business, First Federal and First State make loans to officers, directors, employees and other related parties. These loans are made on substantially the same terms as those prevailing for comparable transactions with others. Such loans do not involve more than normal risk of collectibility nor do they present other unfavorable features. The amounts of such related party loans and commitments at March 31, 1997 and 1996, were $2,254,000 and $2,348,000, respectively. During fiscal 1997, new loans totalled $1,137,000, repayments were $1,103,000 and loans that are no longer related totalled $128,000.

   An analysis of the allowance for loan losses is detailed below:

                                   For the Year Ended March 31,
                                  -------------------------------
                                    1997       1996       1995
                                  ---------  ---------  ---------
                                          (In thousands)
       Balance, beginning
         of year                     $ 621      $ 242      $ 215
       Provision                       186         75         52
       Charge-offs                    (242)       (96)       (55)
       Recoveries                      168         80         30
       Addition of First State           -        320          -
                                     -----      -----      -----
       Balance, end of year          $ 733      $ 621      $ 242
                                     -----      -----      -----

6.  REAL ESTATE OWNED AND HELD FOR INVESTMENT:


   Foreclosed real estate owned is carried at the lower of the recorded investment in the loan or fair value of the property, less estimated costs of disposition. Real estate held for investment is recorded at cost which does not exceed fair value and primarily represents commercial property located in Hoover, Alabama, which is currently under a lease contract with a purchase option. Holding costs related to real estate owned and real estate held for investment are expensed as incurred. Valuations are periodically performed by management and a provision for estimated losses on real estate is charged to earnings when such losses are anticipated.

7.  DEPOSITS:

   The weighted average rates payable on all deposits at March 31, 1997 and 1996, were 4.73% and 4.81% respectively. Deposits at March 31 and the related range of interest rates payable for deposits outstanding at March 31, 1997, were as follows:

                                        1997          1996
                                     ----------    ----------
     Types and rates:                     (In thousands)
     Transaction accounts,
       0.00% to 3.25%                $  26,803     $  25,588
     Passbook savings,
       3.00% to 3.50%                   26,093        27,548
     Savings certificates,
       3.00% to 8.00%                  105,074        92,722
                                     ----------    ----------
                                     $ 157,970     $ 145,858
                                     ==========    ==========


  The aggregate amount of jumbo savings certificates with a minimum denomination of $100,000 was $18,957,000 and $17,967,000 at March 31, 1997 and 1996,
respectively.


  Interest on deposits for the fiscal years ended March 31, 1997, 1996 and 1995 consisted of the following:


                                        1997          1996          1995
                                     ----------    ----------    ----------
                                                 (In thousands)
     Transaction accounts            $     389     $     357     $     348
     Passbook savings                      819           873           752
     Savings certificates                6,000         4,382         2,584
                                     ----------    ----------    ----------
                                     $   7,208     $   5,612     $   3,684
                                     ==========    ==========    ==========


  At March 31, 1997 and 1996, the scheduled maturities of savings certificates were as follows:

                                        1997          1996
                                     ----------    ----------
                                          (In thousands)
     Within one year                 $  66,027     $  52,284
     One to three years                 26,006        18,536
     Three to five years                13,041        21,902
                                     ----------    ----------
                                     $ 105,074     $  92,722
                                     ==========    ==========


8.BORROWED FUNDS:

  The following table presents federal funds purchased and short-term FHLB advances.

                                                      Federal
                                                       Funds             FHLB
                                                     Purchased         Advances
                                                     ----------       ----------
                                                        (Dollars in thousands)
     March 31, 1996:
     Balance                                         $       -         $   1,002
     Maximum indebtedness at any month end               2,000             2,207
     Daily average indebtedness outstanding                257             1,578
     Average rate paid for the year                       5.30%             6.52%
     Average rate on period-end borrowings                   -              6.16%

     March 31, 1997:
     Balance                                         $       -         $   1,000
     Maximum indebtedness at any month end                   -             1,943
     Daily average indebtedness outstanding                  -             1,418
     Average rate paid for the year                          -              6.83%
     Average rate on period-end borrowings                   -              7.26%

  Additionally, the Company had long-term FHLB advances outstanding at March 31, 1996, of $1,000,000 at a rate of 7.26% that matures in fiscal 1998. There were no long-term FHLB advances outstanding at March 31, 1997.

9.COMMITMENTS AND CONTINGENCIES:

  Off-Balance Sheet Items

  The Banks' policies as to collateral and assumption of credit risk for off-balance sheet items are essentially the same as those for extensions of credit to its customers. At March 31, 1997, the Banks' off-balance sheet activities include outstanding commitments to originate and fund adjustable-rate single-family mortgage loans, home equity loans and lines of credit of $4.9 million.


  Leases

  First Federal has a lease agreement for the building in which a branch office is located. Rental expense under this lease was $25,690, $24,900 and $24,135 for the years ended March 31, 1997, 1996 and 1995, respectively. The lease agreement expires May 31, 1999. Future minimum lease payments under the lease in effect at March 31, 1997, are $28,000 for 1998, $29,000 for 1999 and $5,000 for 2000.


  Stock Repurchase Program

  The Company has approved a stock repurchase program of up to 10% of its outstanding common stock at the time of announcement. As of March 31, 1997, approximately 122,000 shares can be repurchased under this program.


  Special Dividend Declared

  Subsequent to year end, the Company declared a special dividend of $.10 per share payable on June 12, 1997, to stockholders of record on June 2, 1997. The total cash payments required for this dividend will be approximately $123,000.


  Employment Agreements

  The Company has employment agreements with three executive officers. These agreements provide for salary continuation for the remaining term of the contract and insurance benefits for a six month period in the event of a change in control of the Company or the death of the officer. These contracts currently expire December 31, 1999, and the maximum aggregate liability to the Company at March 31, 1997, is approximately $876,000.


  Lease/Purchase Contract

  During May 1995, the Company entered into a contract for the lease of its investment property located in Hoover, Alabama. The contract contains a purchase option that expires February 1998.


  Branch Construction Contract

  During fiscal 1997, First Federal entered into a contract for the construction of a branch in Vance, Alabama. The branch is scheduled to open in July, 1997.


  Litigation

  The Company and the Banks are parties to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the consolidated financial statements.

10. INCOME TAXES:

  The provision for income taxes was as follows:

                                                         For the Year Ended
                                                              March 31,
                                               --------------------------------------
                                                  1997          1996          1995
                                               ----------    ----------    ----------
                                                           (In thousands)
     Current:
        Federal                                $     508     $     407     $     611
        State                                         72            54            74
                                               ----------    ----------     ---------
                                                     580           461           685
     Deferred, net                                   (74)           93            30
                                               ----------    ----------     ---------
        Totals                                 $     506     $     554      $    715
                                               ==========    ==========     =========


  The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate of 34% to income before taxes were as follows:

                                                         For the Year Ended
                                                              March 31,
                                               --------------------------------------
                                                  1997          1996          1995
                                               ----------    ----------    ----------
                                                           (In thousands)
     Pre-tax income at statutory rates         $     516     $     529     $     544
     Add (deduct):
     State income tax, net of federal
       tax benefit                                    39            34            49
     Restoration of deferred tax liability             -             -           103
     Other, net                                      (49)           (9)           19
                                               ----------    ----------    ----------
       Totals                                  $     506     $     554     $     715
                                               ==========    ==========    ==========


  The components of the net deferred tax liability as of March 31, 1997, 1996 and 1995 were as follows:

                                                  1997          1996          1995
                                               ----------    ----------    ----------
                                                           (In thousands)
     Deferred tax asset:
      Retirement and other benefit plans       $     196     $     178     $     233
      Unrealized loss on securities
       available for sale                             53            60            50
      Other                                          110            51            90
                                               ----------    ----------    ----------
     Total deferred tax asset                        359           289           373
     Deferred tax liability:
      Deferred loan fees                            (194)         (220)         (151)
      FHLB stock dividend                           (203)         (203)         (181)
      Depreciation                                   (51)          (54)          (58)
      Other                                          (70)          (38)          (65)
                                               ----------    ----------    ----------
     Total deferred tax liability                   (518)         (515)         (455)
                                               ----------    ----------    ----------
     Net deferred tax liability                $    (159)    $    (226)    $     (82)
                                               ==========    ==========    ==========



  Thrift institutions, in determining taxable income, have historically been allowed special bad debt deductions based on specified experience formula or on a percentage of taxable income before such deductions. The bad debt deduction based on the latter has been gradually reduced to 8%. On August 2, 1996, Congress passed the Small Business Job Protection Act that will, among other things, repeal the tax bad debt reserve method for thrifts effective for taxable years beginning after December 31, 1995. As a result, thrifts must recapture into taxable income the amount of their post-1987 tax bad debt reserves over a six-year period beginning after 1995. This recapture can be deferred for up to two years if the thrift satisfies a residential loan portfolio test. The Bank is expected to recapture approximately $545,000, $338,000 tax effected, of its tax bad debt reserves into taxable income over six years as a result of this new law. The recapture will not have any effect on the Company's net income because the related tax expense has already been accrued.
  Because of such repeal, thrifts such as First Federal may only use the same tax bad debt reserve that is allowed for commercial banks. Accordingly, a thrift with assets of $500 million or less may only add to its tax bad debt reserves based upon its moving six-year average experience of actual loan losses (i.e., the experience method).
  The portion of a thrift's tax bad debt reserve that is not recaptured under this new law is only subject to recapture at a later date under certain circumstances. These include stock repurchases, redemptions by the thrift or if the thrift converts to a type of institution (such as credit union) that is not considered a commercial bank for tax purposes. However, no further recapture would be required if the thrift converted to a commercial bank charter or was acquired by a commercial bank.



11. SECURITIES AVAILABLE FOR SALE, AND SECURITIES AND MORTGAGE-BACKED
    SECURITIES:


  The amortized cost, approximate fair value and gross unrealized gains and losses of the Banks' securities as of March 31, 1997 and 1996, were as follows:


                                                            SECURITIES AND MORTGAGE-BACKED SECURITIES
                                -------------------------------------------------------------------------------------------------
                                                   March 31, 1997                                    March 31, 1996
                                ----------------------------------------------------  -------------------------------------------
                                                     Gross        Gross                            Gross       Gross
                                  Amortized       Unrealized    Unrealized    Fair    Amortized  Unrealized  Unrealized    Fair
                                     Cost            Gain         (Loss)      Value     Cost        Gain       (Loss)      Value
                                --------------  --------------  -----------  -------  ---------  ----------  -----------  -------
                                                                         (In thousands)
U. S. Government Agency
     securities                    $   3,990        $      -     $       -  $  3,990   $  1,512     $     -     $   (12)   $1,500
FHLB and Federal Reserve
     stock, at cost                    1,393               -             -     1,393      1,282           -           -     1,282
Obligations of states and
     political subdivisions              990              23            (1)    1,012      1,014          27          (2)    1,039
                                   ---------        --------     ---------  --------   --------     -------     -------    ------
                                   $   6,373        $     23     $      (1) $  6,395   $  3,808     $    27     $   (14)   $3,821
                                   =========        ========     =========  ========   ========     =======     =======    ======
Mortgage-backed securities         $  13,329        $    107     $     (54) $ 13,382   $  4,766     $    47     $   (35)   $4,778
                                   =========        ========     =========  ========   ========     =======     =======    ======



                                                                  SECURITIES AVAILABLE FOR SALE
                                -------------------------------------------------------------------------------------------------
                                                   March 31, 1997                                    March 31, 1996
                                ----------------------------------------------------  -------------------------------------------
                                                     Gross        Gross                            Gross       Gross
                                  Amortized       Unrealized    Unrealized    Fair    Amortized  Unrealized  Unrealized    Fair
                                     Cost            Gain         (Loss)      Value     Cost        Gain       (Loss)      Value
                                --------------  --------------  -----------  -------  ---------  ----------  -----------  -------
                                                                         (In thousands)
U. S. Government Agency
     securities                    $  10,456        $      -     $    (126) $ 10,330   $ 10,991     $     8     $  (154)  $10,845
                                   =========        ========     =========  ========   ========     =======     =======   =======

  The amortized cost and estimated fair value of securities and securities available for sale at March 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers may have the right to call or prepay obligations with or without call or prepayment penalties.



                                                 Securities            Securities
                                                                    Available for Sale
                                            ---------------------  --------------------
                                            Amortized              Amortized
                                               Cost    Fair Value     Cost    Fair Value
                                            ---------  ----------  ---------  ----------
                                                           (In thousands)
Due in one year or less                      $    25     $    25    $  3,804  $  3,770
Due after one year through five years          4,255       4,258       5,563     5,491
Due after five years through ten years           700         719       1,089     1,069
                                             -------     -------    --------  --------
                                               4,980       5,002      10,456    10,330
FHLB and Federal Reserve stock                 1,393       1,393           -         -
                                             -------     -------    --------  --------
                                             $ 6,373     $ 6,395    $ 10,456  $ 10,330
                                             =======     =======    ========  ========

   Securities and mortgage-backed securities totaling $4,771,000 have been pledged as collateral against certain large public deposits at March 31, 1997. Deposits associated with pledged securities and mortgage-backed securities had an aggregate balance of $3,664,000 at March 31, 1997. The mortgage-backed securities held at March 31, 1997, bear interest at fixed and adjustable rates ranging from 6.08% to 9.50% and mature at various dates ranging from April 1997 to February 2026. Proceeds from sales of securities were $857,000 in 1997. Gross gains of $5,017 and gross losses of $5,811 were realized on those sales in 1997. There were no sales of securities or mortgage-backed securities during fiscal 1996 or 1995.


12.  ACCRUED INTEREST RECEIVABLE:

   Accrued interest receivable at March 31 is summarized as follows:

                                           1997     1996
                                          -------  -------
                                           (In thousands)
         Securities                        $  109   $  220
         Securities available for sale        100       24
         Mortgage-backed securities            93       48
         Loans receivable                   1,148    1,034
                                           ------   ------
                                           $1,450   $1,326
                                           ======   ======


13.  LAND, BUILDINGS AND EQUIPMENT:

   Land, buildings and equipment at March 31 are summarized as follows:



                                               1997     1996
                                              -------  -------
                                               (In thousands)
         Land                                  $  566   $  506
         Buildings and improvements             2,379    2,307
         Equipment                              1,590    1,447
                                               ------   ------
                                                4,535    4,260
           Less:  Accumulated depreciation      1,893    1,654
                                               ------   ------
              Net carrying amounts             $2,642   $2,606
                                               ======   ======


14. SUPPLEMENTAL INCOME STATEMENT INFORMATION:

   The following provides further analysis of other operating expenses for the years ended March 31:


                                      1997    1996    1995
                                     -------  -----  -------
                                         (In thousands)
         Professional services        $  216  $ 163   $  202
         Computer services               246    210      171
         Advertising                      82     96      132
         Stationary and supplies         114     92       66
         Other                           511    426      432
                                      ------  -----   ------
                                      $1,169  $ 987   $1,003
                                      ======  =====   ======

15. PARENT COMPANY FINANCIAL STATEMENTS:

   Separate condensed financial statements of FirstFed Bancorp, Inc., (the "Parent Company") as of and for the years ended March 31, 1997 and 1996, are presented below:

                       STATEMENTS OF FINANCIAL CONDITION
                            MARCH 31, 1997 AND 1996
                                 (In thousands)


     ASSETS:                                       1997       1996
                                                 ---------  ---------
      Interest-bearing deposits                   $ 1,487    $ 1,832
      Investment in subsidiaries                   15,548     14,522
      Real estate held for investment                 931        997
      Other assets                                    270         73
                                                  -------    -------
        Total assets                              $18,236    $17,424
                                                  =======    =======

     LIABILITIES:
      Dividend payable                            $   123    $    97
      Other liabilities                               190         96
                                                  -------    -------
        Total liabilities                             313        193
                                                  -------    -------

     STOCKHOLDERS' EQUITY:
      Preferred stock                                   -          -
      Common stock                                     14          7
      Paid-in-capital                               6,601      6,457
      Retained earnings                            14,256     13,831
      Treasury stock                               (2,781)    (2,774)
      Unearned compensation                           (95)      (204)
      Unrealized loss on securities available
        for sale, net                                 (72)       (86)
                                                  -------    -------
        Total stockholders' equity                 17,923     17,231
                                                  -------    -------
        Total liabilities and stockholders'
        equity                                    $18,236    $17,424
                                                  =======    =======


                             STATEMENTS OF INCOME
               FOR THE YEARS ENDED MARCH 31, 1997, 1996 AND 1995
                                (In thousands)


                                        1997           1996            1995
                                   --------------  -------------  --------------
Income from subsidiaries:
  Dividends                            $    -         $ 7,177        $  915
  Interest                                 50              36            53
Interest income                            13              18            24
Rental income                             129              77            10
                                       ------         -------        ------
    Total income                          192           7,308         1,002
Operating expense                        (302)           (382)         (172)
                                       ------         -------        ------
Income (loss) before income taxes
  and equity in undistributed
  (distribution in excess of)
  current year subsidiaries
  earnings                               (110)          6,926           830
Income taxes                               35             108           (10)
                                       ------         -------        ------
Income (loss) before equity in
  undistributed (distribution in
  excess of) current year
  subsidiaries earnings                   (75)          7,034           820
Equity in undistributed current
  year subsidiaries earnings            1,088               -            63
Distribution in excess of current
  year subsidiaries earnings                -          (6,032)            -
                                       ------         -------        ------
  Net income                           $1,013         $ 1,002        $  883
                                       ======         =======        ======

                           STATEMENTS OF CASH FLOWS
               FOR THE YEARS ENDED MARCH 31, 1997, 1996 AND 1995
                                (In thousands)




Operating Activities:                      1997         1996          1995
                                       ------------  -----------  -------------
  Net income                             $ 1,013      $ 1,002         $  883
  Distribution in excess of (equity
    in undistributed) current year
    earnings of subsidiary                (1,088)       6,032            (63)
                                         -------      -------         ------
                                             (75)       7,034            820
  Adjustments to reconcile net income
  to net cash provided by operating
  activities:
      Amortization of unearned
        compensation                         115           95             80
      Other, net                             (11)         (22)             2
                                         -------      -------         ------
  Net cash provided by operating
    activities                                29        7,107            902
                                         -------      -------         ------

  Investing Activities:
    Capital contribution to First
      Federal                                  -            -             (5)
    Purchase of FSC                            -       (4,275)             -
    Capital expenditures                       -           (2)             -
    Proceeds from the sale of real
      estate held for investment              50            -              -
                                         -------      -------         ------
    Net cash provided by (used
      in, investing activities                50       (4,277)            (5)
                                         -------      -------         ------

  Financing Activities:
    Repurchase of stock for stock plans        -          (24)             -
    Proceeds from exercise of
      stock options                          145          178             12
    Dividends paid                          (562)        (833)          (522)
    Purchase of treasury stock                (7)      (1,924)          (206)
                                         -------      -------         ------
    Net cash used in financing
      activities                            (424)      (2,603)          (716)
                                         -------      -------         ------

  Increase (decrease) in cash and
    cash equivalents                        (345)         227            181

  Cash and cash equivalents at
    beginning of year                      1,832        1,605          1,424
                                         -------      -------         ------
  Cash and cash equivalents at end
    of year                              $ 1,487      $ 1,832         $1,605
                                         =======      =======         ======


   First Federal is restricted by the OTS as to the amount of dividends it may pay to FirstFed Bancorp, Inc. Under the capital distribution rule, which includes dividend payments from First Federal to FirstFed Bancorp, Inc., the ability of an institution to pay dividends will depend on which of three categories it is in: Tier 1, Tier 2, or Tier 3. Tier 1 institutions currently meet fully phased-in capital requirements, Tier 2 institutions currently meet minimum capital requirements and Tier 3 institutions currently fail minimum capital requirements. First Federal is a Tier 1 institution and, accordingly, can pay dividends up to 100% of net income and 50% of surplus capital existing at the beginning of the year, as long as the payment of such dividends does not reduce capital to a level below First Federal's regulatory capital requirements as defined by the OTS without prior OTS approval. Accordingly, under these regulations approximately $2.1 million was available for dividend at March 31, 1997, without prior OTS approval.

   Banking laws and other regulations limit the amount of dividends a bank subsidiary may pay without prior regulatory approval. At March 31, 1997, approximately $400,000 was available for dividend payment from First State without such prior approval.

16.  FAIR VALUES OF FINANCIAL INSTRUMENTS:

   The Company's fair values of financial instruments as presented in accordance with the requirements of SFAS No. 107 and their related carrying amounts are as follows:


                                                             March 31, 1997                       March 31, 1996
                                                      ----------------------------         -----------------------------

                                                       Carrying        Estimated             Carrying        Estimated
                                                        Amount         Fair Value             Amount         Fair Value
                                                      ----------      ------------         -----------      ------------
       FINANCIAL ASSETS:
       Cash and due from banks                         $   5,411       $   5,411            $   2,221        $   2,221
       Interest bearing deposits in banks                  4,354           4,354                5,018            5,018
       Federal funds sold                                  4,200           4,200                4,875            4,875
       Securities available for sale                      10,330          10,330               10,845           10,845
       Securities                                          6,373           6,395                3,808            3,821
       Mortgage-backed  securities                        13,329          13,382                4,766            4,778
       Loans, net                                        126,849         127,392              126,199          127,405
       Accrued interest receivable                         1,450           1,450                1,326            1,326

       FINANCIAL LIABILITIES:
       Deposits                                        $ 157,970       $ 159,251            $ 145,858        $ 147,987
       Borrowed Funds                                      1,000           1,000                2,002            2,002
       Accrued interest payable                              156             156                  172              172


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


    Securities Available for Sale, Securities and Mortgage-Backed Securities

    Substantially all of the Company's securities, securities available for sale and mortgage-backed securities have a readily determinable fair value. Fair values for these securities are based on quoted market prices, where available. If not available, fair values are based on market prices of comparable instruments. The carrying amount of accrued interest on securities available for sale, securities and mortgage-backed securities approximates fair value.

    Loans, Net

    For loans with rates that are repriced in coordination with movements in market rates and with no significant change in credit risk, fair value estimates are based on carrying values. The fair values for other types of loans are estimated by discounting future cash flows using current rates at which loans with similar terms would be made to borrowers of similar credit ratings. The carrying amount of accrued interest on loans approximates fair value.

    Deposits

    The fair value of deposit liabilities with no stated maturity are disclosed as the amount payable on demand at the reporting date (i.e., at their carrying or book value). The fair values of fixed maturity deposits are estimated using a discounted cash flow calculation that applies rates currently offered for time deposits of similar remaining maturities.

    The economic value attributable to the long-term relationship with depositors who provide low-cost funds to the Company is considered to be a separate intangible asset and is excluded from the presentation above. The carrying amount of accrued interest on deposits approximates fair value.

    Borrowed Funds


    The carrying amounts of borrowed funds approximates fair values due to their short-term nature. The carrying amount of accrued interest on borrowed funds approximates fair value.

    Off-Balance-Sheet Instruments

    Off-balance-sheet financial instruments include commitments to extend credit and standby letters of credit. The fair value of such instruments is negligible since the arrangements are at current rates, are for short periods, and have no significant credit exposure.


17. REGULATORY MATTERS

    The Company is subject to various regulatory capital requirements administered by the federal and state banking agencies. The quantitative measures to ensure capital adequacy require the Company to maintain minimum amounts and ratios, set forth in the table below, of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Management believes, as of March 31, 1997, that the Company meets all capital adequacy requirements to which it is subject.

    As of March 31, 1997, the most recent notification from the regulatory agencies categorized the Company and the Banks as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, the Company and the Banks must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

    Actual capital amounts as well as required and well capitalized Tier I total and Tier I leverage ratios as of March 31 for the Company and bank subsidiaries are as follows:



                                                                       1997
                                        -----------------------------------------------------------------
                                                            (Dollar amounts in thousands)
                                                                                           To Be Well
                                                                                        Capitalized Under
                                                                    For Capital         Prompt Corrective
                                               Actual            Adequacy Purposes      Action Provisions
                                        -------------------     -------------------     -----------------
                                         Amount       Rate       Amount       Rate       Amount     Rate
                                        -------       -----     -------       -----     -------     -----
Tier I Capital
  FirstFed Bancorp, Inc.                 $16,508      15.9%      $4,139       4.0%          N/A     N/A
  First Federal Savings Bank              10,934      13.3%       3,298       4.0%       $4,947     6.0%
  First State Bank                         3,113      15.0%         830       4.0%        1,246     6.0%

Total Capital
  FirstFed Bancorp, Inc.                 $17,241      16.7%      $8,278       8.0%          N/A     N/A
  First Federal Savings Bank              11,361      13.8%       6,596       8.0%       $8,246    10.0%
  First State Bank                         3,373      16.2%       1,662       8.0%        2,077    10.0%

Tier I Leverage
  FirstFed Bancorp, Inc.                 $16,508       9.4%      $7,050       4.0%          N/A     N/A
  First Federal Savings Bank              10,934       7.8%       5,618       4.0%       $7,022     5.0%
  First State Bank                         3,113       8.8%       1,414       4.0%        1,767     5.0%


                                                                       1996
                                        -----------------------------------------------------------------
Tier I Capital
  FirstFed Bancorp, Inc.                 $15,719      17.0%      $3,694       4.0%          N/A     N/A
  First Federal Savings Bank              10,069      13.3%       3,018       4.0%       $4,527     6.0%
  First State Bank                         2,734      16.2%         677       4.0%        1,015     6.0%

Total Capital
  FirstFed Bancorp, Inc.                 $16,340      17.7%      $7,389       8.0%          N/A     N/A
  First Federal Savings Bank              10,366      13.7%       6,036       8.0%       $7,545    10.0%
  First State Bank                         2,947      17.4%       1,353       8.0%        1,692    10.0%

Tier I Leverage
  FirstFed Bancorp, Inc.                 $15,719       9.6%      $6,521       4.0%          N/A     N/A
  First Federal Savings Bank              10,069       7.7%       5,245       4.0%       $6,557     5.0%
  First State Bank                         2,734       8.6%       1,276       4.0%        1,595     5.0%

18. NONRECURRING EXPENSES

    FDIC Assessment

    On September 30, 1996, an omnibus appropriations bill was signed into law to fund a number of government agencies in the 1997 fiscal year. Banking provisions to resolve the deposit insurance premium disparity between the SAIF, and the BIF were included in the legislation. The deposits of First Federal are insured by SAIF while the deposits of First State are insured by BIF. The banking provisions also included extensive regulatory relief for thrifts and banks. The major banking provisions contained in the bill included a one-time special assessment on SAIF deposits to bring the fund's reserve ratio to the statutorily required minimum level of 1.25 percent of deposits. The assessment rate for First Federal was 65.7 basis points and applied to First Federal's deposits as of March 31, 1995. First Federal paid $704,000 for the special assessment.

    The bill also provides that pro-rata sharing of the Financing Corporation ("FICO") obligation among BIF and SAIF members will begin by January 1, 2000. From 1997 through 1999, partial sharing will occur, with SAIF deposits assessed
6.44 basis points and BIF deposits assessed 1.20 basis points. The new assessment rate for institutions with SAIF deposits represents a reduction from the existing rate of 23 basis points for First Federal, which will have a positive impact on future earnings. In addition, under the bill, the BIF and SAIF will merge to form the Deposit Insurance Fund on January 1, 1999, if there are no savings associations (not including state savings banks) in existence on that date. Also, the Treasury Department has been directed to report to Congress with its recommendations on a common charter for banks and savings institutions.

    Litigation Expense

    A jury verdict was rendered in the Circuit Court of Jefferson County, Alabama, against First Federal in connection with a civil lawsuit. The total amount of the damages was $325,000. First Federal settled the lawsuit for $250,000 after a motion for judgement notwithstanding the verdict or, in the alternative, for a new trial was filed. The lawsuit arose from a customer's claim for disability insurance benefits to be paid by an insurance company to cover monthly mortgage payments.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To FirstFed Bancorp, Inc.:

   We have audited the accompanying consolidated statements of financial condition of FirstFed Bancorp, Inc. (a Delaware Corporation) and subsidiaries as of March 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FirstFed Bancorp, Inc. and subsidiaries as of March 31, 1997 and 1996, and the results of their operations and cash flows for each of the three years in the period ended March 31, 1997, in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP


Birmingham, Alabama
May 7, 1997

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

                       COMPARISON OF FINANCIAL CONDITION
                         AS OF MARCH 31, 1997 AND 1996,
                           AND RESULTS OF OPERATIONS
                              FOR THE YEARS ENDED
                            MARCH 31, 1997 AND 1996

CHANGES IN FINANCIAL CONDITION

    Total assets were $178.1 million at March 31, 1997, compared to $166.2 million at March 31, 1996. This increase was primarily the result of additional investment by the Company in mortgage-backed securities and securities of $8.6 million and $2.6 million, respectively. Loans increased only slightly from fiscal 1996. Loan originations for fiscal 1997 were consistent with fiscal 1996; however, payoffs of adjustable rate loans increased from the prior year. Deposits grew $12.1 million to $158.0 million at March 31, 1997. The increase was primarily related to a 60th Anniversary certificate of deposit program implemented and completed during the first quarter of fiscal 1997. In summary, funds generated from the increase in deposits were invested primarily in securities and mortgage-backed securities.

    Stockholders' equity increased $692,000, to $17.9 million at March 31, 1997. The increase in equity during fiscal 1997 was primarily due to earnings of $1,031,000 partially offset by dividends declared of $588,000. Earnings per share were $.81 for the year ended March 31, 1997.

    The Banks meet all regulatory requirements related to liquidity and capital. If needed, sources of additional liquidity include certain securities which have been designated as available for sale and borrowing ability from the FHLB-Atlanta of approximately $53 million at March 31, 1997. See Notes 3 and 17 of the "Notes to Consolidated Financial Statements" regarding liquidity and capital resources.

GENERAL RESULTS OF OPERATIONS

    Net income for the year ended March 31, 1997, was $1,013,000, an increase of 1.0% from the prior year's amount of $1,002,000. This increase was the result of owning First State for a full year, an increase in interest rate spread and an increase in fee income, largely offset by the impact of $626,000 (net of tax) of nonrecurring expenses recorded during the current year. See Note 18 of the "Notes to Consolidated Financial Statements."

INTEREST INCOME

    Total interest income increased $2.8 million to $13.3 million for fiscal 1997 from $10.5 million for fiscal 1996. This increase was primarily due to an increase in the average yield on interest earning assets to 8.1% during fiscal 1997 from 7.9% for fiscal 1996, and a 22.7% increase in the average balance of interest earning assets. The higher average balance of loans during fiscal 1997 as compared to fiscal 1996 resulted from including First State's average loan balance for a full year and consistent loan volumes. There was an increase in the average yield on mortgage loans to 8.5% in fiscal 1997 from 8.0% in fiscal 1996, and an increase in the average yield on other loans to 10.6% from 10.3%. Interest earned on securities increased $551,000, to $1,047,000 in fiscal 1997 from $496,000 in fiscal 1996. The increase was primarily the result of a 112.7% increase in the average balance resulting from First State being included for a full year and purchases of additional securities. Interest earned on mortgage-backed securities increased in fiscal 1997 to $536,000, from $345,000 in fiscal 1996. This reflected a 70.4% increase in the average balance of mortgage-backed securities to $8.5 million during fiscal 1997, from $5.0 million during fiscal 1996, as a result of purchases net of principal repayments and prepayments during fiscal 1997. The yield on mortgage-backed securities increased slightly from fiscal 1996.

INTEREST EXPENSE

    Total interest expense for fiscal 1997 increased $1.5 million to $7.3 million in 1997 from $5.8 million in fiscal 1996. The increase was the result of a higher level of deposits, net of a decline in rates paid on deposits in fiscal 1997. The average level of deposits increased $36.8 million, or 31.9%, to $152.2 million in fiscal 1997 from the fiscal 1996 average level of $115.4 million, while the average rate paid on deposits decreased to 4.73% in fiscal 1997 from 4.86% in fiscal 1996. Average borrowings were $1.4 million at an average rate of 6.9%.

NET INTEREST INCOME

    Net interest income for the year ended March 31, 1997, increased $1.3 million, or 26.6%, to $6.0 million from the fiscal 1996 level of $4.8 million. This increase was primarily due to the increase in average total interest-earning assets to $165.6 million for fiscal 1997, an increase of $31.5 million from fiscal 1996. Average deposits also increased $36.8 million in fiscal 1997 over 1996. The interest rate spread was 3.3% in fiscal 1997, up from 3.0% in fiscal 1996. The increase in the average balance of interest-earning assets and deposits is primarily the result of owning First State for a full year.

PROVISION FOR LOAN LOSSES

    During fiscal 1997, the provision made to the allowance for loan losses was $186,000. This provision maintained the general loan loss allocation at a level within the Banks' acceptable range of estimated loss exposure and was based on historical loss experience, current economic conditions and distribution of portfolio loans by risk class. The $242,000 in gross charge-offs for fiscal 1997 were partially offset by recoveries of $168,000. In the opinion of management, the allowance $733,000 for loan losses at March 31, 1997, was adequate to cover losses inherent in the loan portfolios of First Federal and First State. See
Note 5 of the "Notes to Consolidated Financial Statements".

NONINTEREST INCOME

    Noninterest income for fiscal 1997 totalled $908,000, as compared to $496,000 for fiscal 1996. The increase was the result of an increase in services offered and service charge rates, plus the addition of First State for a full year.

NONINTEREST EXPENSE

    Noninterest expense for fiscal 1997 totalled $5.2 million as compared to $3.6 million for fiscal 1996. Included in noninterest expense is the payment of the SAIF special assessment by First Federal of $704,000 and the payment of litigation expense of $250,000. Without these two nonrecurring expense items, noninterest expense would have been $4.3 million for fiscal 1997 compared to $3.6 million for fiscal 1996. The increase, net of nonrecurring items, is solely the result of including First State for a full year in fiscal 1997 compared to three months in fiscal 1996. Noninterest expense decreased slightly for First Federal in response to an expense reduction strategy. See Notes 14 and 18 to the "Notes to Consolidated Financial Statements" for an analysis of significant other operating expense items and the FDIC assessment.

INCOME TAXES

    Federal and state income taxes decreased $48,000, or 8.7%, to $506,000 in fiscal 1997 from $554,000 in fiscal 1996. The Company's effective tax rate for fiscal 1997 was 33%, compared to 36% in fiscal 1996.


                       COMPARISON OF FINANCIAL CONDITION
                        AS OF MARCH 31, 1996 AND 1995,
                           AND RESULTS OF OPERATIONS
                              FOR THE YEARS ENDED
                            MARCH 31, 1996 AND 1995


CHANGES IN FINANCIAL CONDITION

    Total assets were $166.2 million at March 31, 1996, compared to $129.1 million at March 31, 1995. This $37.1 million increase resulted from continued growth and, to a greater extent, the purchase of FSC. The purchase of FSC was consummated on January 2, 1996. FSC was acquired in a cash transaction for $4.2 million and resulted in the recording of approximately $1.6 million of goodwill, which is being amortized over 15 years. First State assets totaled approximately $34.2 million at March 31, 1996. This acquisition resulted in an increase in loans, securities and deposits of $16.3 million, $9.4 million and $26.7 million, respectively. During the year ended March 31, 1996, First Federal experienced growth in both loans and deposits of $3.4 million and $12.7 million, respectively. Deposits increased primarily because of the implementation of a new checking account program, ATM cards and competitive pricing of longer term certificates of deposit.

    Stockholders' equity decreased $1.4 million to $17.2 million at March 31, 1996. The decrease in equity during fiscal 1996 was primarily due to $833,000 in dividends declared and the purchase of 164,774 (adjusted for stock split) shares of treasury stock for $1,924,000, partially offset by 1996 earnings of $1,002,000. Earnings per share were $.77 for the year ended
March 31, 1996.

    At March 31, 1996, the Banks met all regulatory requirements related to liquidity and capital. If needed, sources of additional liquidity include certain securities which have been designated as available for sale and borrowing ability from the FHLB-Atlanta of approximately $58.5 million at March 31, 1996. See Notes 3 and 17 of the "Notes to Consolidated Financial Statements" regarding liquidity and capital resources.

GENERAL RESULTS OF OPERATIONS

    Net income for the year ended March 31, 1996, was $1,002,000, an increase of 13.5% from the prior year's amount of $883,000. This increase was the result of both the acquisition of First State, which contributed $85,000, net of goodwill amortization, to earnings during the quarter ended March 31, 1996, and increased earnings for First Federal and the Company as discussed further below.

INTEREST INCOME

    Total interest income increased $2.2 million to $10.5 million for fiscal 1996 from $8.3 million for fiscal 1995. This increase was primarily due to an increase in the average yield on interest earning assets to 7.9% during fiscal 1996 from 7.3% for fiscal 1995, and a 17.3% increase in the average balance of interest earning assets. The higher average balance of loans during fiscal 1996 as compared to fiscal 1995 resulted from increased mortgage, commercial and consumer lending activity in fiscal 1996 and the acquisition of First State. There was an increase in the average yield on mortgage loans to 8.0% in fiscal 1996 from 7.4% in fiscal 1995, and an increase in the average yield on other loans to 10.3% from 8.4%. Interest earned on securities decreased $98,000, to $496,000 in fiscal 1996 from $594,000 in fiscal 1995. The decrease was primarily the result of a 9.3% decrease in the average balance and a decrease in yield to 6.1% in fiscal 1996, from 6.6% in fiscal 1995. Interest earned on mortgage-backed securities decreased in fiscal 1996 to $345,000 from $385,000 in fiscal 1995. This reflected a 16.1% decrease in the average balance of mortgage-backed securities to $5.0 million during fiscal 1996, from $5.9 million during fiscal 1995, as a result of principal repayments and prepayments during fiscal 1996. The yield on mortgage-backed securities decreased slightly from fiscal 1995. In summary, relatively more funds were used to fund higher yielding loans than investing in securities.

INTEREST EXPENSE

    Total interest expense for fiscal 1996 increased $1.9 million, to $5.8 million in 1996 from $3.9 million in fiscal 1995. The increase was the result of a higher level of deposits and higher market rates paid on deposits in fiscal 1996. The average level of deposits increased $19.6 million, or 20.5%, to $115.4 million in fiscal 1996 from the fiscal 1995 average level of $95.8 million, while the average rate paid on deposits increased to 4.86% in fiscal 1996 from 3.84% in fiscal 1995. Average borrowings were $2.6 million at an average rate of 6.8%.

NET INTEREST INCOME

    Net interest income for the year ended March 31, 1996, increased $282,000, or 6.3%, to $4.8 million from the fiscal 1995 level of $4.5 million. This increase was primarily due to the increase in average total interest-earning assets to $134.1million for fiscal 1996, an increase of $19.9 million from fiscal 1995. On the other hand, average deposits also increased $19.6 million in fiscal 1996 over 1995. The interest rate spread was 3.0% in fiscal 1996 as compared to 3.4% in fiscal 1995.

PROVISION FOR LOAN LOSSES

    During fiscal 1996, the provision made to the allowance for loan losses was $75,000. This provision maintained the general loan loss allowance at a level within the Banks' acceptable range of estimated loss exposure and was based on historical loss experience, current economic conditions and distribution of portfolio loans by risk class. The $96,000 in gross charge-offs for fiscal 1996 were partially offset by recoveries of $80,000. Additionally, the existing allowance for First State of $320,000 was consolidated to bring the allowance to its March 31, 1996, level of $621,000. In the opinion of management, the allowance for loan losses at March 31, 1996, was adequate to cover losses inherent in the loan portfolios of First Federal and First State. See Note 5 of the "Notes to Consolidated Financial Statements".

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

--------------------------------------------------------------------------------

BOARD OF DIRECTORS         FirstFed Bancorp, Inc. and First Federal Savings Bank

--------------------------------------------------------------------------------

                              B. K. Goodwin, III
         Chairman of the Board, Chief Executive Officer and President

                                 Fred T. Blair
                                    Retired

                                James B. Koikos
         Owner/ Partner, Bright Star Restaurant and The Merritt House

                                  A. W. Kuhn
                                    Retired

                               Malcolm E. Lewis
                                    Retired

                               E. H. Moore, Jr.
                                  Consultant

                                James E. Mulkin
                         President, Mulkin Enterprises

                                Robert E. Paden
                            Attorney, Paden & Paden

                               G. Larry Russell
                          Certified Public Accountant


                                                 First State Bank of Bibb County

--------------------------------------------------------------------------------

                              B. K. Goodwin, III
                             Chairman of the Board

                               Milton R. Fulgham
                     Chief Executive Officer and President

                          William Elbert Belcher, III
                     Owner, Belcher Forest Products, Inc.

                                R. Hugh Edmonds
                               Real Estate Agent

                              Randall J. Gilmore
                               Chairman and CEO
                          Moultrie Enterprises, Inc.

                                Albert L. Green
                           Manager, N.D. Cass., Co.

                                Howard C. Pate
                                    Retired

                                 Joe E. Weeks
                                 Restaurateur


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

OFFICERS                   FirstFed Bancorp, Inc. and First Federal Savings Bank

--------------------------------------------------------------------------------

  EXECUTIVE OFFICERS OF FIRSTFED BANCORP, INC. AND FIRST FEDERAL SAVINGS BANK

                               B. K. Goodwin, III
          Chairman of the Board, Chief Executive Officer and President

                                 C. Larry Seale
                            Executive Vice President

                                 Lynn J. Joyce
                    Vice President, Secretary and Treasurer

                              James E. Smith, Jr.
                                 Vice President




                    OFFICERS OF FIRST FEDERAL SAVINGS BANK

                               Cathy N. Ackerman
                  Assistant Vice President and Branch Manager

                                 W. Max Adams
                  Assistant Vice President and Branch Manager

                               Brenda M. Baswell
                           Assistant Vice President

                              Robert Nelson, III
                   Assistant Vice President and Loan Officer

                               Martha P. Peeples
                  Assistant Vice President and Branch Manager

                            Rhonda T. Wannemuehler
                              Compliance Officer


                                                 First State Bank of Bibb County
--------------------------------------------------------------------------------


                  OFFICERS OF FIRST STATE BANK OF BIBB COUNTY


                               Milton R. Fulgham
                     Chief Executive Officer and President


                          William Paul Province, Jr.
                           Executive Vice President


                                Charlotte White
                                Vice President


                               Melanie M. Seagle
                                    Cashier


                                Pamela Johnson
                                 Loan Officer


--------------------------------------------------------------------------------

                               COMMON STOCK DATA

       Prior to April 1, 1997, the Company's common stock was traded through the National Daily Quotation Service "Pink Sheets" published by the National Quotation Bureau, Inc. On that date the Company's common stock began trading on the NASDAQ SmallCap Market under the symbol "FFDB." Trading information regarding the common stock appears in The Wall Street Journal under the abbreviation "FrstFdB". There currently are 1,231,582 shares of common stock outstanding and approximately 335 holders of record of the common stock. The following table sets forth certain information known to management as to the range of the high and low bid prices for the Company's common stock and cash dividends declared per share of common stock for the calendar quarters indicated. Amounts have been restated to reflect the two-for-one stock split.



                                                       Dividends
                                                       Declared
                           Low Bid (1)   High Bid (1)  Per Share
                           ------------  ------------  ---------
        Fiscal 1996
         First Quarter         $ 11.00       $ 11.50        $.40
         Second Quarter          11.625        11.875        .08
         Third Quarter           11.00         11.75         .08
         Fourth Quarter          11.75         12.00         .08

        Fiscal 1997
         First Quarter         $ 12.00        $12.625       $.18
         Second Quarter          12.125        13.50         .10
         Third Quarter           12.25         13.50         .10
         Fourth Quarter          12.875        16.00         .10




     __________

     (1) Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.