Form 10KSB40, Exhibit 13
period 1998-03-31
FIRSTFED BANCORP INC
filed 1998-06-25
CIK 876947

                                                                      EXHIBIT 13

                            FIRSTFED BANCORP, INC.
                CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                         AS OF MARCH 31, 1998 AND 1997

            (Dollar amounts in thousands, except per share amounts)


                                                                                       1998                      1997
                                                                                  ---------------           ---------------
ASSETS

Cash and cash equivalents:
     Cash on hand and in banks                                                    $         3,443           $         5,411
     Interest-bearing deposits in other banks                                               5,592                     4,354
     Federal funds sold                                                                    19,050                     4,200
                                                                                  ---------------           ---------------
                                                                                           28,085                    13,965
                                                                                  ---------------           ---------------
Securities available for sale                                                               9,191                    10,330
Assets held for sale                                                                          778                       331
Securities held to maturity, fair value of $19,291 and $19,777, respectively               19,118                    19,702
Loans receivable, net of allowance for loan losses of $1,106 and $733,
     respectively                                                                         117,541                   126,849
Land, buildings and equipment, less accumulated depreciation of
     $2,055 and $1,893, respectively                                                        2,922                     2,642
Goodwill                                                                                    1,389                     1,487
Real estate owned and held for investment                                                     665                     1,062
Accrued interest receivable                                                                 1,399                     1,450
Other assets                                                                                  380                       306
                                                                                  ---------------           ---------------
                                                                                  $       181,468           $       178,124
                                                                                  ===============           ===============

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
     Deposits                                                                     $       162,859           $       157,970
     Borrowed funds                                                                             -                     1,000
     Accrued interest payable                                                                 197                       156
     Income taxes payable                                                                     111                       318
     Dividend payable                                                                         150                       123
     Other liabilities                                                                        518                       634
                                                                                  ---------------           ---------------
                                                                                          163,835                   160,201
                                                                                  ---------------           ---------------
Commitments and contingencies (Notes 3, 9, 10, 11 and 13)

Stockholders' equity:
     Preferred stock, $.01 par value, 1,000,000 shares authorized, none issued
         and outstanding                                                                        -                         -
     Common stock, $.01 par value, 3,000,000 shares authorized, 1,490,848 issued and 1,200,897 outstanding in 1998 and 1,477,530 issued and 1,231,582
         outstanding in 1997                                                                   14                        14
     Paid-in capital                                                                        7,098                     6,601
     Retained earnings                                                                     15,204                    14,256
     Treasury stock, at cost (289,951 and 245,948 shares, respectively)                    (3,752)                   (2,781)
     Unearned compensation                                                                   (948)                      (95)
     Unrealized gain (loss) on securities available for sale, net                              17                       (72)
                                                                                  ---------------           ---------------
                                                                                           17,633                    17,923
                                                                                  ---------------           ---------------
                                                                                  $       181,468           $       178,124
                                                                                  ===============           ===============


 The accompanying notes are an integral part of these consolidated statements.

                            FIRSTFED BANCORP, INC.
                       CONSOLIDATED STATEMENTS OF INCOME

                  FOR THE YEARS ENDED MARCH 31, 1998 AND 1997

            (Dollar amounts in thousands, except per share amounts)


                                                            1998        1997
                                                         ----------  ----------
INTEREST INCOME

  Interest and fees on loans                             $   11,084  $   11,339
  Interest and dividends on securities                        1,789       1,583
  Other interest income                                         644         399
                                                         ----------  ----------
    Total interest income                                    13,517      13,321
                                                         ----------  ----------
INTEREST EXPENSE

  Interest on deposits                                        7,252       7,208
  Interest on other borrowings                                   37          98
                                                         ----------  ----------
    Total interest expense                                    7,289       7,306
                                                         ----------  ----------

Net interest income                                           6,228       6,015
    Provision for loan losses                                   532         186
                                                         ----------  ----------
Net interest income after provision for loan losses           5,696       5,829
                                                         ----------  ----------

NONINTEREST INCOME

  Fees for customer services                                    700         626
  Net gain on sale of real estate                               491           -
  Miscellaneous income, net                                     183         282
                                                         ----------  ----------
    Total noninterest income                                  1,374         908
                                                         ----------  ----------

NONINTEREST EXPENSE

  Salaries and employee benefits                              2,456       2,198
  Office building and equipment expense                         562         546
  Deposit insurance expense                                      90         220
  Net loss on real estate owned                                   -          20
  Amortization of goodwill                                      108         111
  Other operating expenses                                    1,276       1,169
  Special deposit insurance assessment                            -         704
  Litigation expense                                              -         250
                                                         ----------  ----------
    Total noninterest expense                                 4,492       5,218
                                                         ----------  ----------
  Income before provision for income taxes                    2,578       1,519
    Provision for income taxes                                  925         506
                                                         ----------  ----------
NET INCOME                                               $    1,653  $    1,013
                                                         ==========  ==========
AVERAGE NUMBER OF SHARES
    OUTSTANDING - BASIC                                   1,170,402   1,223,052
BASIC EARNINGS PER SHARE                                 $     1.41  $      .83
                                                         ==========  ==========
AVERAGE NUMBER OF SHARES
    OUTSTANDING - DILUTED                                 1,223,707   1,257,827
DILUTED EARNINGS PER SHARE                               $     1.35  $      .81
                                                         ==========  ==========

DIVIDENDS DECLARED PER SHARE                             $      .60  $      .48
                                                         ==========  ==========


The accompanying notes are an integral part of these consolidated statements.

                            FIRSTFED BANCORP, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                  FOR THE YEARS ENDED MARCH 31, 1998 and 1997

            (Dollar amounts in thousands, except per share amounts)

                                                                                                                   Unrealized
                                                                                                                 Gain (Loss) on
                                                                                                                   Securities
                                                                                                       Unearned     Available
                                                      Common      Paid-In      Retained    Treasury     Compen-     for Sale,
                                                      Stock       Capital      Earnings      Stock      sation         Net
                                                    ---------    ----------   ---------    ---------   ---------    ----------
BALANCE, March 31, 1996                             $       7    $    6,457   $  13,831    $  (2,774)  $    (204)   $      (86)

  Amortization of unearned
    compensation                                            -             -           -            -         115             -
  Awards under stock plans                                  -             6           -            -          (6)            -
  Net income                                                -             -       1,013            -           -             -
  Dividends declared ($.48 per share)                       -             -        (588)           -           -             -
  Exercise of stock options                                 -           145           -            -           -             -
  Purchase of treasury stock                                -             -           -           (7)          -             -
  Change in unrealized gain (loss) on
    securities available for sale, net                      -             -           -            -           -            14
  Two-for-one stock split                                   7            (7)          -            -           -             -
                                                    ---------    ----------   ---------    ---------   ---------    ----------

BALANCE, March 31, 1997                                    14         6,601      14,256       (2,781)        (95)          (72)

  Amortization of unearned
    compensation                                            -             -           -            -         102             -
  Awards under stock plans                                  -             5           -            -          (5)            -
  Net income                                                -             -       1,653            -           -             -
  Dividends declared ($.60 per share)                       -             -        (705)           -           -             -
  Exercise of stock options                                 -            80           -            -           -             -
  Purchase of treasury stock                                -             -           -       (1,539)          -             -
  Change in unrealized gain (loss) on
    securities available for sale, net                      -             -           -            -           -            89
  Stock issued under Dividend
    Reinvestment Plan                                       -            30           -            -           -             -
  Issuance of treasury stock
    to Employee Stock Ownership Plan                        -           382           -          568        (950)            -
                                                    ---------    ----------   ---------    ---------   ---------    ----------

BALANCE, March 31, 1998                             $      14    $    7,098   $  15,204    $  (3,752)  $    (948)   $       17
                                                    =========    ==========   =========    =========   =========    ==========

 The accompanying notes are an integral part of these consolidated statements.

                            FIRSTFED BANCORP, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  FOR THE YEARS ENDED MARCH 31, 1998 and 1997
               INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                        (Dollars amounts in thousands)



                                                        1998         1997
                                                    ------------  ------------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                        $      1,653  $      1,013
  Adjustments to reconcile net income
   to net cash provided by (used in)
    operating activities:
    Depreciation                                             250           252
    Amortization of unearned compensation                    102           115
    Amortization of purchase premiums, net                    53            91
    Accretion of deferred income (expense),
     net                                                      41           (33)
    Credit for deferred income taxes                        (258)          (74)
    Provisions for loan losses                               532           186
    Loan fees (cost) deferred, net                           (35)         (127)
    (Gain) loss on sale of real estate, net                 (491)           19
    Origination of loans held for sale                    (9,569)       (7,541)
    Proceeds from loans held for sale                      9,122         8,792
    Amortization of goodwill                                 108           111
  Changes in assets and liabilities
    (Increase) decrease in accrued interest
     receivable                                               51          (124)
    (Increase) decrease in other assets                      (74)           25
    Increase (decrease) in accrued interest
     payable                                                  41           (16)
    Increase (decrease) in current income
     taxes payable                                           (18)          155
    Increase (decrease) in other liabilities                (116)           42
                                                    ------------  ------------
    Net cash provided by operating activities              1,392         2,886
                                                    ------------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from maturities of securities
   available for sale                                      5,692         2,250
  Proceeds from the sale of securities
   available
  Proceeds from maturities of
   securities held to maturity                             3,127         1,626
  Purchase of securities held to maturity                 (3,100)       (4,202)
  Purchase of securities available for sale               (4,396)       (2,591)
  Purchase of mortgage-backed securities                  (2,777)      (10,967)
  Principal payments received on
   mortgage-backed securities                              3,272         2,342
  Proceeds from sale of real estate
   and repossessed assets                                  1,906            75
  Net loan repayments (originations)                       7,819          (823)
  Capital expenditures                                      (597)         (288)
                                                    ------------  ------------
    Net cash provided by (used in)
     investing activities                                 10,946       (11,721)
                                                    ------------  ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase in deposits, net                                4,889        12,112
  Payments of FHLB advances                               (1,000)       (1,002)
  Proceeds from exercise of stock options                     80           145
  Proceeds from dividend reinvestment                         30             -
  Cash dividends paid                                       (678)         (562)
  Purchase of treasury stock                              (1,539)           (7)
                                                    ------------  ------------
    Net cash provided by financing activities              1,782        10,686
                                                    ------------  ------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                 14,120         1,851
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD          13,965        12,114
                                                    ------------  ------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD          $     28,085  $     13,965
                                                    ============  ============

 The accompanying notes are an integral part of these consolidated statements

                            FIRSTFED BANCORP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            MARCH 31, 1998 and 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

   Organization and Basis of Presentation

   FirstFed Bancorp, Inc. (the "Company") is the holding company and sole shareholder of First Federal Savings Bank ("First Federal") and First State Corporation ("FSC"). FSC was acquired by the Company on January 2, 1996, and is the sole shareholder of First State Bank of Bibb County ("First State"). First Federal and First State are referred to herein collectively as the "Banks". There are no material assets in FSC except for the investment in First State. The accompanying consolidated financial statements include the accounts of the Company, First Federal, FSC and First State. All significant inter-company balances and transactions have been eliminated in consolidation.

   Certain amounts in the 1997 consolidated financial statements have been reclassified to conform to the 1998 presentation. Such reclassification had no effect on net income or total assets.

   Nature of Operations

   The Banks, through eight branch offices located in Alabama, are engaged in a full range of banking services. Those services consist of providing various deposit opportunities to customers and originating primarily 1-4 family mortgage loans and to a lesser extent commercial and installment loans in portions of the Birmingham metropolitan areas and counties surrounding its south and west sides.

   Pervasiveness of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The primary estimate is the allowance for loan losses.

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

   Securities classified as held to maturity are carried at amortized cost, as the Company has the ability and positive intent to hold these securities to maturity. Federal Home Loan Bank and Federal Reserve stock are required stock holdings and are carried at cost, as there is no market for these shares. There are no securities classified as trading as of March 31, 1998 or 1997.

   Assets Held for Sale

   Assets held for sale are recorded at the lower of amortized cost or market value, as such assets are not intended to be held to maturity. As of March 31, 1998 and 1997, assets held for sale consisted of mortgage loans in the process of being sold to third-party investors.

   Loans Receivable

   Loans receivable are stated at unpaid principal balances, net of the allowance for loan losses and deferred loan origination fees and costs. Interest is credited to income based upon the recorded investment.

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

   Allowance for Loan Losses

   The allowance for loan losses is maintained through provisions charged to expense at levels which management considers adequate to absorb losses inherent in the loan portfolio at each reporting date. Management's estimation of this amount includes a review of all loans for which full collectibility is not reasonably assured and considers, among other factors, prior years' loss experience, economic conditions, distribution of portfolio loans by risk class, the estimated value of underlying collateral, and the balance of any impaired loans (generally considered to be nonperforming loans, excluding residential mortgages and other homogeneous loans). Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from estimations; however, the allowance is reviewed periodically and as adjustments become necessary they are reported in earnings in the periods in which they become known. Specific allowances for impaired loans are based on comparisons of the carrying values of the loans to the present value of the loans' estimated cash flows at each loan's effective interest rate, the fair value of the collateral, or the loans' observable market prices. The Company had no loans designated as impaired at March 31, 1998 or 1997.

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

   Long-Lived Assets

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

   Goodwill is amortized on a straight-line basis over 15 years.
   The Company continually evaluates whether events and circumstances have occured that indicate that such long-lived assets have been impaired. Measurement of any impairment of such long-lived assets is based on those assets' fair values and is recognized through a valuation allowance with the resulting charge recorded as a loss. There were no significant impairment losses recorded during either 1998 or 1997.

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

                                                               1998        1997
                                                              ------      ------

SUPPLEMENTAL CASH FLOW INFORMATION:                             (In Thousands)
 Cash paid during the period for-
   Income taxes                                               $1,201      $  425
   Interest                                                    7,248       7,322
 Non-cash transactions-
   Transfers of loans receivable to real estate owned            951         147
   Noncash compensation under stock plans                          5           6
   Declaration of cash dividend payable                          150         123


   Earnings Per Share

   During fiscal 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share" which had been issued by the Financial Accounting Standards Board ("FASB") in February 1997. This Statement established standards for computing and presenting earnings per share, ("EPS"). This Statement simplified the standards for computing EPS previously found in APB Opinion No. 15, "Earnings per Share," and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS and requires dual presentation of basic and diluted EPS on the face of the income statement and disclosure of a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Such disclosure is as follows:


                                          1998                                       1997
                         --------------------------------------    --------------------------------------
                                         Dilutive                                  Dilutive
                                        Effect of                                  Effect of
                           Basic         Options      Diluted        Basic         Options      Diluted
                                          Issued                                    Issued
                         ----------     ----------   ----------    ----------     ----------   ----------
Net Income               $1,653,000          -       $1,653,000    $1,013,000          -       $1,013,000
Shares available to
  common shareholders     1,170,402        53,305     1,223,707     1,223,052        34,775     1,257,827
                         ----------     ----------   ----------    ----------     ----------   ----------
 Earnings Per Share      $     1.41          -       $     1.35    $     0.83          -       $     0.81
                         ==========     ==========   ==========    ==========     ==========   ==========

   As required by this Statement, all prior-period EPS data presented has been restated.

   New Accounting Pronouncements

   In June 1997, the FASB issued SFAS No. 130, "Reporting of Comprehensive Income." Comprehensive income is the total of net income and all other nonowner changes in equity. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. It requires that all items that are to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement is effective for fiscal years beginning after December 15, 1997. The Company adopted the provisions of this Statement on April 1, 1998.

   In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This Statement establishes standards for the way that public business enterprises report information about operating segments in interim financial reports issued to shareholders. This Statement is effective for fiscal years beginning after December 15, 1997. The Company adopted the provisions of this Statement on April 1, 1998. Based on the Company's current operating activities, management does not believe that adoption of this Statement will have a material impact on the presentation of the Company's financial condition or results of operations.

   In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This Statement revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. It standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer useful. This Statement is effective for fiscal years beginning after December 15, 1997. The Company adopted the requirements of this Statement on April 1, 1998.

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

2. SECURITIES AVAILABLE FOR SALE AND SECURITIES HELD TO MATURITY:

  The amortized cost, approximate fair value and gross unrealized gains and losses of the Banks' securities as of March 31, 1998 and 1997, were as follows:


                                                                 SECURITIES HELD TO MATURITY
                               --------------------------------------------------------------------------------------------------
                                                March 31, 1998                                    March 31, 1997
                               ------------------------------------------------   -----------------------------------------------
                                              Gross        Gross                                Gross         Gross
                               Amortized   Unrealized   Unrealized      Fair      Amortized   Unrealized    Unrealized    Fair
                                 Cost          Gain       (Loss)        Value       Cost         Gain         (Loss)      Value
                               ---------   ----------   ----------    ---------   ----------  ----------    ----------  ---------
                                                                       (In thousands)
U. S. Government Agency
 securities                    $  3,990     $     39      $   --       $  4,029    $  3,990     $   --        $   --     $  3,990
FHLB and Federal Reserve
 stock, at cost                   1,391          --           --          1,391       1,393         --            --        1,393
Obligations of states and
 political subdivisions             965           42          --          1,007         990           23            (1)     1,012
Mortgage-backed securities       12,772          137           (45)      12,864      13,329          107           (54)    13,382
                               --------     --------      --------     --------    --------     --------      --------   --------
                               $ 19,118     $    218      $    (45)    $ 19,291    $ 19,702     $    130      $    (55)  $ 19,777
                               ========     ========      ========     ========    ========     ========      ========   ========

                                                                SECURITIES AVAILABLE FOR SALE
                              ---------------------------------------------------------------------------------------------------
                                                 March 31, 1998                                   March 31, 1997
                              -------------------------------------------------    ----------------------------------------------
                                              Gross         Gross                                Gross           Gross
                              Amortized    Unrealized     Unrealized     Fair      Amortized   Unrealized    Unrealized     Fair
                                 Cost          Gain         (Loss)       Value       Cost         Gain          (Loss)     Value
                               --------     --------      --------     --------    --------     --------      --------   --------
                                                                         (In thousands)
U. S. Government Agency
 securities                    $  9,160     $     42      $    (11)    $  9,191    $ 10,456     $    -        $   (126)  $  10,330
                               ========     ========      ========     ========    ========     ========      ========   ========

   The amortized cost and estimated fair value of securities held to maturity and securities available for sale at March 31, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                           Securities                               Securities
                                                        Held to Maturity                         Available for Sale
                                              ---------------------------------         ---------------------------------

                                                 Amortized                                Amortized
                                                   Cost             Fair Value               Cost             Fair Value
                                              ------------         ------------         ------------         ------------
                                                                           (In thousands)
    Due in one year or less                   $         --         $         --         $      2,372         $      2,368
    Due after one year through five years            5,435                5,520                6,092                6,125
    Due after five years through ten years          12,292               12,380                  696                  698
                                              ------------         ------------         ------------         ------------
                                                    17,727               17,900                9,160                9,191
    FHLB and Federal Reserve stock                   1,391                1,391                   --                   --
                                              ------------         ------------         ------------         ------------
                                              $     19,118         $     19,291         $      9,160         $      9,191
                                              ============         ============         ============         ============


   Securities totaling $8,136,000 have been pledged as collateral against certain large public deposits at March 31, 1998. Deposits associated with pledged securities had an aggregate balance of $7,944,000 at March 31, 1998. Proceeds from sales of securities available for sale were $857,000 in 1997. Gross gains of $5,017 and gross losses of $5,811 were realized on those sales in 1997. There were no sales of securities available for sale during fiscal 1998.

3. LOANS RECEIVABLE:

  Loans receivable at March 31, 1998 and 1997, consisted of the following:

                                                   1998              1997
                                                ---------         ---------
                                                        (In thousands)
       Mortgage loans:
         One to four family residential         $  86,965         $  95,451
         Commercial real estate                    14,127            12,849
         Other                                      1,052             1,741
       Commercial loans                             7,912             7,804
       Consumer loans                              12,189            12,407
                                                ---------         ---------
                                                  122,245           130,252

       Less--
         Undisbursed portion of
          mortgage loans                            3,459             2,523
         Escrow, net                                  143               177
         Discount on loans purchased                    1                 3
         Allowance for loan losses                  1,106               733
         Net deferred loan fees (costs)                (5)              (33)
                                                ---------         ---------
                                                $ 117,541         $ 126,849
                                                =========         =========

  First Federal and First State have a credit concentration in residential real estate mortgage loans. Substantially all of the customers are located in the trade areas of Jefferson, Shelby and Bibb Counties in Alabama, primarily in the cities of Bessemer, Hoover, Hueytown, Pelham, Centreville, and West Blocton. Although the Banks generally have conservative underwriting standards, including a collateral policy calling for low loan to collateral values, the ability of their borrowers to meet their residential mortgage obligations is dependent upon local economic conditions.

  In the ordinary course of business, First Federal and First State make loans to officers, directors, employees and other related parties. These loans are made on substantially the same terms as those prevailing for comparable transactions with others. Such loans do not involve more than normal risk of collectibility nor do they present other unfavorable features. The amounts of such related party loans and commitments at March 31, 1998 and 1997, were $2,299,000 and $2,254,000, respectively. During fiscal 1998, new loans totalled $1,881,000, repayments were $1,776,000 and loans that are no longer related totalled $60,000.

  An analysis of the allowance for loan losses is detailed below:

                                             For the Year Ended March 31,
                                             ----------------------------
                                               1998               1997
                                             ---------         ----------
        Balance, beginning                          (In thousands)
          of year                            $     733         $      621
        Provision                                  532                186
        Charge-offs                               (225)              (242)
        Recoveries                                  66                168
                                             ---------         ----------
        Balance, end of year                 $   1,106         $      733
                                             =========         ==========

4.  LAND, BUILDINGS AND EQUIPMENT:

  Land, buildings and equipment at March 31 are summarized as follows:

                                                 1998            1997
                                               -------         --------
                                                    (In thousands)
        Land                                   $   585         $    566
        Buildings and improvements               2,740            2,379
        Equipment                                1,652            1,590
                                               -------         --------
                                                 4,977            4,535
            Less: Accumulated depreciation       2,055            1,893
                                               -------         --------
               Net carrying amounts            $ 2,922         $  2,642
                                               =======         ========

5. REAL ESTATE OWNED AND HELD FOR INVESTMENT:

  Real estate owned was $665,000 and $131,000 at March 31, 1998 and 1997, respectively. Real estate held for investment was $0 and $931,000 at March 31, 1998 and 1997, respectively. Foreclosed real estate owned is carried at the lower of the recorded investment in the loan or fair value of the property, less estimated costs of disposition. Real estate held for investment was recorded at cost which did not exceed fair value and primarily represented commercial property located in Hoover, Alabama, which was under a lease contract with a purchase option. This property was sold during fiscal 1998. Holding costs related to real estate owned and real estate held for investment are expensed as incurred. Valuations are periodically performed by management and a provision for estimated losses on real estate is charged to earnings when such losses are anticipated.

6.  ACCRUED INTEREST RECEIVABLE:

  Accrued interest receivable at March 31 is summarized as follows:

                                             1998                1997
                                           --------            --------
                                                  (In thousands)
        Securities held to maturity        $    209            $    202
        Securities available for sale           118                 100
        Loans receivable                      1,072               1,148
                                           --------            --------
                                           $  1,399            $  1,450
                                           ========            ========

7.  DEPOSITS:

  Deposits at March 31 were as follows:

                                             1998                1997
                                           --------            --------
                                                  (In thousands)
        Transaction accounts               $ 32,932            $ 26,803
        Passbook savings                     25,752              26,093
        Savings certificates                104,175             105,074
                                           --------            --------
                                           $162,859            $157,970
                                           ========            ========

  The aggregate amount of jumbo savings certificates with a minimum denomination of $100,000 was $20,260,000 and $21,772,000 at March 31, 1998 and 1997,
respectively.

  Interest on deposits for the fiscal years ended March 31, 1998 and 1997, consisted of the following:

                                             1998                1997
                                           --------            --------
                                                 (In thousands)

        Transaction accounts               $    426            $    389
        Passbook savings                        791                 819
        Savings certificates                  6,035               6,000
                                           --------            --------
                                           $  7,252            $  7,208
                                           ========            ========

  At March 31, 1998 and 1997, the scheduled maturities of savings certificates were as follows:

                                             1998                1997
                                           --------            --------
                                                 (In thousands)

        Within one year                    $ 65,839            $ 66,027
        One to three years                   35,463              26,006
        Three to five years                   2,873              13,041
                                           --------            --------
                                           $104,175            $105,074
                                           ========            ========

8.  BORROWED FUNDS:

  The Company had short-term FHLB advances outstanding at March 31, 1998 and 1997, of $0 and $1,000,000, respectively. The rate of the advance was 7.26% and matured during fiscal 1998.

9.  INCENTIVE COMPENSATION AND EMPLOYEE BENEFITS:

  Defined Benefit Pension Plan

  First Federal has a noncontributory defined benefit pension plan available to all eligible employees. First State employees were added to the plan on January 1, 1998. The following table sets forth the plan's funded status as of March 31, 1998 and 1997:

                                                                     1998        1997
                                                                    -------     -------
                                                                      (In thousands)
Actuarial present value of benefit obligations:
  Accumulated benefit obligation, including vested benefits
     of ($906) and ($754) at March 31, 1998 and 1997,
     respectively                                                   $  (971)    $  (808)
                                                                    =======     =======
Projected benefit obligation for services rendered to date          $(1,468)    $(1,241)
Plan assets at fair value, primarily pooled stock and bond funds      1,343         989
                                                                    -------     -------
Projected benefit obligation in excess of plan assets                  (125)       (252)
Unrecognized transitional asset                                         (16)        (18)
Unrecognized prior service cost                                           2           2
Unrecognized net loss                                                   146         157
                                                                    -------     -------
  Prepaid (accrued) pension expense                                 $     7     $  (111)
                                                                    =======     =======

  The components of net pension expense consist of the following:

                                                                     1998         1997
                                                                    -------     -------
                                                                       (In thousands)
Service cost                                                        $   104     $    76
Interest cost                                                            94          75
Actual return on assets                                                (181)        (91)
Net amortization and deferral                                            86          67
                                                                    -------     -------
   Net periodic pension expense                                     $   103     $   127
                                                                    =======     =======

  In determining the actuarial present value of the projected benefit obligation, the weighted-average discount rate was 7.25% for 1998 and 7% for 1997 and the rate of increase in future compensation levels was 5% for 1998 and 1997. The expected long-term rate of return on assets was 9.0% for 1998 and 1997.

  Employee Stock Ownership Plan

  During fiscal 1992, the Company established an Employee Stock Ownership Plan
(ESOP) for eligible employees. First State employees were added to the ESOP on January 1, 1998. The ESOP purchased 82,800 shares of the Company's common stock with the proceeds from a $414,000 loan. The balance on the note at March 31, 1997, was $80,100 and was repaid during fiscal 1998. During the current year the ESOP purchased 43,931 shares from treasury with the proceeds from a $950,000 note from the Company. The note is secured by the common stock owned by the ESOP and has been eliminated in consolidation. Principal payments under the note are due in equal and annual installments through December 2007; interest is payable at a rate of prime + 1%. The compensation expense related to the ESOP for fiscal 1998 and 1997 was approximately $81,000 and $59,000, respectively. During 1997, unearned compensation was also reduced by $38,000 representing a payment on the note with dividends paid on unallocated ESOP shares. Unearned compensation related to the ESOP was approximately $930,000 and $61,000 at March 31, 1998 and 1997, and is shown as a reduction of stockholders' equity in the accompanying consolidated statements of financial condition.

  Recognition and Retention Plans

  During fiscal 1992, the Company established two Recognition and Retention Plans (RRPs) which purchased 33,796 shares of the Company's common stock issued in the Conversion and 21,404 shares on the open market subsequent to the Conversion. The RRPs provide for awards of common stock to directors and officers of the Bank at no cost to these participants. During fiscal 1996, an additional 2,040 shares were purchased on the open market and awarded to directors elected subsequent to the Conversion. The aggregate fair market value of the shares purchased by the RRPs is considered unearned compensation at the time of purchase and compensation is earned ratably over the stipulated period. The compensation expense related to the RRPs for fiscal 1998 and 1997 was approximately $5,000, and $7,000, respectively. At March 31, 1998 and 1997, unearned compensation related to the RRPs was approximately $7,000 and $12,000, respectively, and is shown as a reduction to stockholders' equity in the accompanying consolidated statements of financial condition.

  Directors' Retirement Plan

  The Company maintains a Directors' Retirement Plan (DRP) whereby directors or their beneficiaries will be provided specific amounts of annual retirement benefits for a period of 10 years following retirement. The funds for the DRP are held in a trust. There was no compensation expense for the DRP for fiscal 1998 and 1997 due to appreciation of trust assets. As of March 31, 1998 and 1997, the trust was fully funded.

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

                                               1998                      1997
                                       ---------------------      --------------------
                                                    Weighted                  Weighted
                                                     Average                   Average
                                                    Exercise                  Exercise
                                        Shares        Price       Shares        Price
                                       -------      --------      -------     --------
Outstanding at beginning
   of year                             108,508      $   9.60       63,908     $   7.07
Granted                                  8,000         18.78       57,000        11.98
Exercised                              (10,450)         6.48      (12,400)        7.50
Forfeited                                   --            --           --           --
                                       -------                    -------
Outstanding at end of year             106,058         10.70      108,508         9.60
                                       =======                    =======

Exercisable at end of year             103,458         10.70      101,608         9.47

Weighted average fair value
  of options granted                  $   4.66                   $   2.39

  22,400 of the 106,058 options outstanding at March 31, 1998, have an exercise price of $5.00 and a weighted average remaining contractual life of 3.75 years. All of these options are exercisable. The remaining 83,658 options have exercise prices between $10.50 and $24.75, with a weighted average remaining contractual life of 7.50 years. 81,058 of these options are exercisable; their weighted average exercise price is $12.28.

  Incentive Compensation Plan

  During fiscal 1995, the Company established the stockholder-approved FirstFed Bancorp, Inc. Incentive Compensation Plan whereby eligible employees and directors may receive cash bonuses in the event the Company achieves certain performance goals indicative of its profitability and stability. In addition, key employees and directors are eligible to receive "Restricted Stock" awards and stock option awards. The Restricted Stock awards are considered unearned compensation at the time of award and compensation is earned ratably over the stipulated three year vesting period. There were 271 and 492 shares of restricted stock awarded in fiscal 1998 and 1997, respectively. The compensation expense related to the Restricted Stock awards for fiscal 1998 and 1997 was approximately $16,000, and $11,000, respectively. At March 31, 1998 and 1997, unearned compensation related to the Restricted Stock awards was approximately $11,000 and $22,000, respectively, and is shown as a reduction to stockholders' equity in the accompanying consolidated statements of financial condition.

  The stock option awards are incentive stock options for employees and non-incentive stock options for non-employee directors. Both provide for the grant of options at an exercise price equal to the fair market value on the date of grant. Options granted are immediately exercisable. Options expire no later than 10 years from date of grant.


                                                1998                     1997
                                        ----------------------- ----------------------
                                                       Weighted               Weighted
                                                       Average                 Average
                                                      Exercise                Exercise
                                         Shares        Price    Shares          Price
                                        --------      -------- --------      ----------
Outstanding at beginning
   of year                               14,250     $   11.64      16,580     $   11.50
Granted                                   1,355         17.75       2,460         12.50
Exercised                                (1,010)        12.30      (4,470)        11.55
Forfeited                                    --            --        (320)        11.88
                                        -------                   -------
Outstanding at end of year               14,595         12.16      14,250         11.64
                                        =======                   =======

Exercisable at end of year               14,595         12.16      14,250         11.64

Weighted average fair value
   of options granted                   $  4.28                   $  2.55


  The Company reserved 48,000 shares of common stock for issuance to participants as options and restricted stock awards. There were 23,045 and 24,620 shares available for future grants at March 31, 1998 and 1997.

  Savings Plan

  First State sponsored a 401(k) savings plan covering substantially all of its employees and made matching contributions up to 4% of employee contributions. First State's matching contributions for the year ended March 31, 1998 and 1997, totalled $9,103 and $12,676, respectively. As of January 1, 1998, the plan was terminated. The employees of First State were added to the ESOP and Pension Plan on January 1, 1998.

  Stock-Based Compensation

  In accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", the Company has elected to continue to apply APB Opinion 25 and related Interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation cost for options granted at market value. If the Company had elected to recognize compensation cost for options granted in 1998 and 1997, based on the fair value of the options granted at grant date as permitted by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands except per share amounts):

                                                      1998            1997
                                                   -----------    -----------
    Net income - as reported                       $     1,653    $     1,013
    Net income - pro forma                               1,620            891
    Earnings per share - as reported - basic              1.41            .83
    Earnings per share - pro forma - basic                1.38            .73
    Earnings per share - as reported - diluted            1.35            .81
    Earnings per share - pro forma - diluted              1.32            .70

  Because the SFAS No. 123 method of accounting has not been applied to options granted prior to April 1, 1995, the resulting pro-forma compensation cost may not be representative of that to be expected in future years.
  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                             1998           1997
                                            ------         ------
    Expected dividend yield                 3.38%           3.69%
    Expected stock price volatility           24%             23%
    Risk-free interest rate                 6.11%           6.48%
    Expected life of options               5 years         4 years

10. COMMITMENTS AND CONTINGENCIES:

  Off-Balance Sheet Items

  The Banks' policies as to collateral and assumption of credit risk for off-balance sheet items are essentially the same as those for extensions of credit to its customers. At March 31, 1998, the Banks' off-balance sheet activities include outstanding commitments to originate and fund single-family mortgage loans, commercial loans, home equity loans and lines of credit of $7.0 million.

  Leases

  First Federal has a lease agreement for the building in which a branch office is located. Rental expense under this lease was $27,000 and $26,000 for the years ended March 31, 1998 and 1997, respectively. The lease agreement expires May 31, 1999. Future minimum lease payments under the lease in effect at March 31, 1998, are $29,000 for 1999 and $5,000 for 2000.

  Special Dividend Declared

  Subsequent to year-end, the Company declared a special dividend of $.125 per share payable on June 10, 1998, to stockholders of record on June 1, 1998. The total cash payments required for this dividend will be approximately $151,000.

  Employment Agreements

  The Company has employment agreements with three executive officers. These agreements provide for salary continuation for the remaining term of the contract and insurance benefits for a six month period in the event of a change in control of the Company or the death of the officer. These contracts currently expire December 31, 2000, and the maximum aggregate liability to the Company at March 31, 1998, is approximately $1,148,000.

  Litigation

  The Company and the Banks are parties to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the consolidated financial statements.

11. EQUITY:

  In December 1991, the Company sold 690,000 shares (1,380,000 after 2-for-1 split effected on April 1, 1997) of common stock through subscription offerings in connection with First Federal's conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank (the "Conversion"). Net proceeds of the offering were approximately $5.4 million.

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

  First Federal is restricted by the OTS as to the amount of dividends it may pay to FirstFed Bancorp, Inc. Under the capital distribution rule, which includes dividend payments from First Federal to FirstFed Bancorp, Inc., the ability of an institution to pay dividends will depend on which of three categories it is in: Tier 1, Tier 2, or Tier 3. Tier 1 institutions currently meet fully phased-in capital requirements, Tier 2 institutions currently meet minimum capital requirements and Tier 3 institutions currently fail minimum capital requirements. First Federal is a Tier 1 institution and, accordingly, can pay dividends up to 100% of net income and 50% of surplus capital existing at the beginning of the year, as long as the payment of such dividends does not reduce capital to a level below First Federal's regulatory capital requirements as defined by the OTS without prior OTS approval. Accordingly, under these regulations approximately $2.4 million was available for dividend at March 31, 1998, without prior OTS approval.

  Banking laws and other regulations limit the amount of dividends a bank subsidiary may pay without prior regulatory approval. At March 31, 1998, approximately $420,000 was available for dividend payment from First State without such prior approval.

  Effective January 1, 1998, the Company established the Dividend Reinvestment and Stock Purchase Plan. Under this plan, participating stockholders may elect to reinvest dividends into additional shares of the Company's common stock. In addition, monthly optional cash payments, not less than $50 and up to $2,000 per month, may be made into the plan by participating shareholders to purchase shares of the Company's common stock. There were 250,000 shares of common stock reserved for participants of the plan. At March 31, 1998, 1,587 shares had been purchased for participants under the plan. The costs associated with this plan were immaterial during 1998.

12.  FAIR VALUES OF FINANCIAL INSTRUMENTS:

  The Company's fair values of financial instruments as presented in accordance with the requirements of SFAS No. 107 and their related carrying amounts are as follows:

                                              March 31, 1998           March 31, 1997
                                         ------------------------  ------------------------
                                          Carrying     Estimated    Carrying    Estimated
                                           Amount     Fair Value     Amount     Fair Value
                                         ----------   ----------   ----------   -----------
                                                           (In thousands)

    FINANCIAL ASSETS:
    Cash and due from banks               $  3,443    $  3,433      $  5,411    $  5,411
    Interest bearing deposits in banks       5,592       5,592         4,354       4,354
    Federal funds sold                      19,050      19,050         4,200       4,200
    Securities available for sale            9,191       9,191        10,330      10,330
    Securities held to maturity             19,118      19,291        19,702      19,777
    Loans, net                             117,541     119,789       126,849     127,392
    Accrued interest receivable              1,399       1,399         1,450       1,450

    FINANCIAL LIABILITIES:
    Deposits                              $162,859    $163,522      $157,970    $159,251
    Borrowed funds                              --          --         1,000       1,000
    Accrued interest payable                   197         197           156         156


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

 Securities Available for Sale and Securities Held to Maturity

 Substantially all of the Company's securities have a readily determinable fair value. Fair values for these securities are based on quoted market prices, where available. If not available, fair values are based on market prices of comparable instruments.
The carrying amount of accrued interest on securities approximates fair value.

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

  Off-Balance Sheet  Instruments

  Off-balance sheet financial instruments include commitments to extend credit and standby letters of credit. The fair value of such instruments is negligible since the arrangements are at current rates, are for short periods, and have no significant credit exposure.

13. INCOME TAXES:

  The provision for income taxes was as follows:

                               For the Year Ended
                                    March 31,
                            --------------------------
                               1998            1997
                            ----------      ----------
                                 (In thousands)
           Current:
              Federal       $ 1,048           $   508
              State             135                72
                            -------           -------
                              1,183               580
           Deferred, net       (258)              (74)
                            -------           -------
              Totals        $   925           $   506
                            =======           =======

  The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate of 34% to income before taxes were as follows:

                                                  For the Year Ended
                                                       March 31,
                                               ------------------------
                                                 1998            1997
                                               --------        --------
                                                   (In thousands)
      Pre-tax income at statutory rates           $ 877           $ 516
      Add (deduct):
      State income tax, net of federal
         tax benefit                                 70              39
      Other, net                                    (22)            (49)
                                                  -----           -----
         Totals                                   $ 925           $ 506
                                                  =====           =====

  The components of the net deferred tax asset (liability) as of March 31, 1998 and 1997, were as follows:

                                                  1998           1997
                                                --------       --------
                                                     (In thousands)

     Deferred tax asset:
       Retirement and other benefit plans        $ 258          $ 196
       Allowance for loan losses                   265             92
       Unrealized loss on securities
        available for sale                          --             53
       Other                                        22             18
                                                 -----          -----
     Total deferred tax asset                      545            359
     Deferred tax liability:
       Deferred loan fees                         (194)          (194)
       FHLB stock dividend                        (203)          (203)
       Depreciation                                (40)           (51)
       Unrealized gain on securities
         available for sale                        (14)            --
       Other                                       (64)           (70)
                                                 -----          -----
     Total deferred tax liability                 (515)          (518)
                                                 -----          -----
     Net deferred tax asset (liability)          $  30          $(159)
                                                 =====          =====

  Thrift institutions, in determining taxable income, have historically been allowed special bad debt deductions based on a specified experience formula or on a percentage of taxable income before such deductions. The bad debt deduction based on the latter has been gradually reduced to 8%. On August 2, 1996, Congress passed the Small Business Job Protection Act that will, among other things, repeal the tax bad debt reserve method for thrifts effective for taxable years beginning after December 31, 1995. As a result, thrifts must recapture into taxable income the amount of their post-1987 tax bad debt reserves over a six-year period beginning after 1995. This recapture can be deferred for up to two years if the thrift satisfies a residential loan portfolio test. The Bank is expected to recapture approximately $545,000, $338,000 tax effected, of its tax bad debt reserves into taxable income over six years as a result of this new law. The recapture will not have any effect on the Company's net income because the related tax expense has already been accrued.

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

14. SUPPLEMENTAL INCOME STATEMENT INFORMATION:

 The following provides further analysis of other operating expenses for the years ended March 31:

                                         1998              1997
                                       --------          --------
                                             (In thousands)
     Professional services             $  126            $  216
     Computer services                    289               246
     Advertising                           81                82
     Stationary and supplies              126               114
     Other                                654               511
                                       ------            ------
                                       $1,276            $1,169
                                       ------            ------

15. PARENT COMPANY FINANCIAL STATEMENTS:

 Separate condensed financial statements of FirstFed Bancorp, Inc. (the "Parent Company") as of and for the years ended March 31, 1998 and 1997, are presented below:

                       STATEMENTS OF FINANCIAL CONDITION
                            MARCH 31, 1998 AND 1997
                                (In thousands)

ASSETS:                                                    1998          1997
                                                         --------      --------
 Interest-bearing deposits                               $  1,897      $  1,487
 Investment in subsidiaries                                15,946        15,548
 Real estate held for investment                               --           931
 Other assets                                                  42           270
                                                         --------      --------
   Total assets                                          $ 17,885      $ 18,236
                                                         ========      ========

LIABILITIES:
 Dividend payable                                        $    150      $    123
 Other liabilities                                            102           190
                                                         --------      --------
   Total liabilities                                          252           313
                                                         --------      --------

STOCKHOLDERS' EQUITY:
 Preferred stock                                               --            --
 Common stock                                                  14            14
 Paid-in-capital                                            7,098         6,601
 Retained earnings                                         15,204        14,256
 Treasury stock                                            (3,752)       (2,781)
 Unearned compensation                                       (948)          (95)
 Unrealized gain (loss) on securities available
   for sale, net                                               17           (72)
                                                         --------      --------
   Total stockholders' equity                              17,633        17,923
                                                         --------      --------
   Total liabilities and stockholders'
   equity                                                $ 17,885      $ 18,236
                                                         ========      ========


                             STATEMENTS OF INCOME
                  FOR THE YEARS ENDED MARCH 31, 1998 and 1997
                                (In thousands)

                                                             1998         1997
                                                           -------      -------
Income from subsidiaries:
 Dividends                                                 $ 1,200      $    --
 Interest                                                       57           50
Interest income                                                 --           13
Gain on sale of real estate held for investment                511           --
Rental income                                                   90          129
                                                           -------      -------
 Total income                                                1,858          192
Operating expense                                             (385)        (302)
                                                           -------      -------
Income (loss) before income taxes and equity in
 undistributed current
 year subsidiaries' earnings                                 1,473         (110)
Income taxes                                                  (167)          35
                                                           -------      -------
Income (loss) before equity in undistributed
 current year subsidiaries' earnings                         1,306          (75)
Equity in undistributed current year
 subsidiaries' earnings                                        347        1,088
                                                           -------      -------

 Net income                                                $ 1,653      $ 1,013
                                                           =======      =======

                           STATEMENTS OF CASH FLOWS
                  FOR THE YEARS ENDED MARCH 31, 1998 and 1997
                                (In thousands)

 Operating Activities:                                           1998        1997
                                                               -------     -------
  Net income                                                   $ 1,653     $ 1,013
  Equity in undistributed
  current year earnings of subsidiaries'                          (347)     (1,088)
                                                               -------     -------
                                                                 1,306         (75)
  Adjustments to reconcile net income to net cash
  provided by operating activities:
    Amortization of unearned compensation                          102         115
    Gain on sale of real estate held for investment               (511)         --
    Other, net                                                     178         (11)
                                                               -------     -------
  Net cash provided by operating activities                      1,075          29
                                                               -------     -------

 Investing Activities:
  Proceeds from the sale of real estate held for investment      1,442          50
                                                               -------     -------
  Net cash provided by investing activities                      1,442          50
                                                               -------     -------

Financing Activities:
  Proceeds from exercise of stock options                           80         145
  Proceeds from dividend reinvestment                               30          --
  Dividends paid                                                  (678)       (562)
  Purchase of treasury stock                                    (1,539)         (7)
                                                               -------     -------
  Net cash used in financing activities                         (2,107)       (424)
                                                               -------     -------

Increase (decrease) in cash and cash equivalents                   410        (345)

Cash and cash equivalents at beginning of year                   1,487       1,832
                                                               -------     -------
Cash and cash equivalents at end of year                       $ 1,897     $ 1,487
                                                               =======     =======

16. REGULATORY MATTERS:

  The Company is subject to various regulatory capital requirements administered by the federal and state banking agencies. The quantitative measures to ensure capital adequacy require the Company to maintain minimum amounts and ratios, set forth in the table below, of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Management believes, as of March 31, 1998 and 1997, that the Company meets all capital adequacy requirements to which it is subject.

  As of March 31, 1998 and 1997, the most recent notification from the regulatory agencies categorized the Company and the Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and the Banks must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

  Actual capital amounts in addition to required amounts and amounts needed to be well capitalized for Tier I, Total and Tier I Leverage ratios as of March 31 for the Company and bank subsidiaries are as follows:

                                                           1998
                                ------------------------------------------------------------

                                              (Dollar amounts in thousands)
                                                                              To Be Well
                                                                           Capitalized Under
                                                        For Capital        Prompt Corrective
                                       Actual        Adequacy Purposes     Action Provisions
                                ------------------  ------------------     -----------------
                                 Amount      Rate    Amount      Rate       Amount     Rate
                                -------     ------  -------     ------     --------   ------
Tier I Risk-Based Capital
  Consolidated                  $16,228      16.3%  $ 3,977      4.0%           N/A     N/A
  First Federal Savings Bank     10,679      13.3%    3,217      4.0%       $ 4,826    6.0%
  First State Bank                2,895      12.3%      943      4.0%         1,415    6.0%

Total Risk-Based Capital
  Consolidated                  $17,334      17.4%  $ 7,954      8.0%           N/A     N/A
  First Federal Savings Bank     11,470      14.3%    6,435      8.0%       $ 8,043   10.0%
  First State Bank                3,190      13.5%    1,886      8.0%         2,358   10.0%

Tier I Leverage
  Consolidated                  $16,228       9.0%  $ 7,205      4.0%           N/A     N/A
  First Federal Savings Bank     10,679       7.7%    5,545      4.0%       $ 6,931    5.0%
  First State Bank                2,895       7.1%    1,635      4.0%         2,044    5.0%

                                                           1997
                                ------------------------------------------------------------

                                              (Dollar amounts in thousands)
                                                                              To Be Well
                                                                           Capitalized Under
                                                        For Capital        Prompt Corrective
                                       Actual        Adequacy Purposes     Action Provisions
                                ------------------  ------------------     -----------------
                                 Amount      Rate    Amount      Rate       Amount     Rate
                                -------     ------  -------     ------     --------   ------
Tier I Risk-Based Capital
  Consolidated                  $16,508      15.9%  $ 4,139      4.0%           N/A      N/A
  First Federal Savings Bank     10,934      13.3%    3,298      4.0%       $ 4,947     6.0%
  First State Bank                3,113      15.0%      830      4.0%         1,246     6.0%

Total Risk-Based Capital
  Consolidated                  $17,241      16.7%  $ 8,278      8.0%           N/A      N/A
  First Federal Savings Bank     11,361      13.8%    6,596      8.0%       $ 8,246    10.0%
  First State Bank                3,373      16.2%    1,662      8.0%         2,077    10.0%

Tier I Leverage
  Consolidated                  $16,508    9.4% $     7,050      4.0%           N/A      N/A
  First Federal Savings Bank     10,934       7.8%    5,618      4.0%       $ 7,022     5.0%
  First State Bank                3,113       8.8%    1,414      4.0%         1,767     5.0%

17. NONRECURRING EXPENSES:

    FDIC Assessment

    On September 30, 1996, an omnibus appropriations bill was signed into law to fund a number of government agencies in the 1997 fiscal year. Banking provisions to resolve the deposit insurance premium disparity between the Savings Association Insurance Fund ("SAIF") and the Bank Insurance Fund ("BIF") were included in the legislation. The deposits of First Federal are insured by SAIF while the deposits of First State are insured by BIF. The banking provisions also included extensive regulatory relief for thrifts and banks. The major banking provisions contained in the bill included a one-time special assessment on SAIF deposits to bring the fund's reserve ratio to the statutorily required minimum level of 1.25 percent of deposits. The assessment rate for First Federal was 65.7 basis points and was applied to First Federal's deposits as of March 31, 1995. First Federal paid $704,000 for the special assessment.

    The bill also provided that pro-rata sharing of the Financing Corporation ("FICO") obligation among BIF and SAIF members will begin by January 1, 2000. From 1997 through 1999, partial sharing will occur, with SAIF deposits assessed
6.44 basis points and BIF deposits assessed 1.30 basis points. The new assessment rate for institutions with SAIF deposits represents a reduction from the existing rate of 23 basis points for First Federal, which will have a positive impact on future earnings. In addition, under the bill, the BIF and SAIF will merge to form the Deposit Insurance Fund on January 1, 1999, if there are no savings associations (not including state savings banks) in existence on that date. Also, the Treasury Department has been directed to report to Congress with its recommendations on a common charter for banks and savings institutions.

    Litigation Expense

    During fiscal 1997, a jury verdict was rendered in the Circuit Court of Jefferson County, Alabama, against First Federal in connection with a civil lawsuit. The total amount of the damages was $325,000. First Federal settled the lawsuit for $250,000 after a motion for judgement notwithstanding the verdict or, in the alternative, for a new trial was filed. The lawsuit arose from a customer's claim for disability insurance benefits to be paid by an insurance company to cover monthly mortgage payments.

18. SUBSEQUENT EVENT:

    The Board of Directors has changed the fiscal year-end of the Company from March 31 to December 31 of each year, effective December 31, 1998. Such a change will, among other things, permit the Company to report results of operations at the same time as most bank holding companies.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To FirstFed Bancorp, Inc.:

   We have audited the accompanying consolidated statements of financial condition of FirstFed Bancorp, Inc. (a Delaware Corporation) and subsidiaries as of March 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FirstFed Bancorp, Inc. and subsidiaries as of March 31, 1998 and 1997, and the results of their operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP


Birmingham, Alabama
May 5, 1998

                     MANAGEMENT'S DISCUSSION AND ANALYSIS


                                    GENERAL

   FirstFed Bancorp, Inc. (the "Company") is a financial institution holding company headquartered in Bessemer, Alabama. The Company owns 100% of the outstanding shares of common stock of its wholly-owned subsidiaries, First Federal Savings Bank ("First Federal") and First State Corporation ("FSC"). FSC owns 100% of the outstanding shares of common stock of First State Bank of Bibb County ("First State"). The Company's assets consist primarily of its investment in its financial institution subsidiaries, and liquid investments.

                      COMPARISON OF FINANCIAL CONDITION AS
                     OF MARCH 31, 1998 AND 1997, AND RESULTS
                        OF OPERATIONS FOR THE YEARS ENDED
                             MARCH 31, 1998 AND 1997

CHANGES IN FINANCIAL CONDITION

   Total deposits grew to $162.9 million at March 31, 1998, compared to $158.0 million at March 31, 1997. The increase was primarily in transaction NOW accounts as the result of normal growth, including additional local municipal accounts. Total assets increased to $181.5 million at March 31, 1998, compared to $178.1 million at March 31, 1997. Loan originations for fiscal 1998 were slightly higher than fiscal 1997; however, fixed-rate loans sold into the secondary market represented a higher percentage of the loan originations. The result was a decrease in loans held in portfolio. This operating activity created an increase of $14.8 million in fed funds to a total of $19.0 million at March 31, 1998. The purchase of securities approximated pay-offs received which resulted in a slight decrease in securities to $28.3 million at March 31, 1998. In summary, funds generated from the increase in deposits and decrease in loan balances were primarily invested in fed funds.

   Stockholders' equity decreased $290,000 to $17.6 million at March 31, 1998. The net decrease in equity during fiscal 1998 was primarily attributable to the purchase of treasury stock totaling $1,539,000, and dividends declared of $705,000, or $.60 per share, offset by earnings of $1,653,000. Diluted earnings per share were $1.35 for the year ended March 31, 1998.

   The Banks meet all regulatory requirements related to liquidity and capital. If needed, sources of additional liquidity include certain securities which have been designated as available for sale and borrowing ability from the FHLB-Atlanta. See Notes 11 and 16 of the "Notes to Consolidated Financial Statements" regarding liquidity and capital resources.

GENERAL RESULTS OF OPERATIONS

   Net income for the year ended March 31, 1998, was $1,653,000, an increase of 63.2% from the prior year's amount of $1,013,000. The increase was primarily attributable to two nonrecurring expense items recorded in the prior year: the SAIF special assessment of approximately $461,000 (after taxes) and the accrual of a lawsuit judgement in the amount of $165,000 (after taxes). See Note 17 of the "Notes to Consolidated Financial Statements".

INTEREST INCOME

   Total interest income increased $200,000 to $13.5 million for fiscal 1998 from $13.3 million for fiscal 1997. This increase was primarily due to an increase in the average yield on interest earning assets to 8.3% during fiscal 1998 from 8.1% for fiscal 1997, net of a 0.5% decrease in the average balance of interest earning assets. There was a slight increase in the average yield on mortgage loans to 8.6% in fiscal 1998 from 8.5% in fiscal 1997 and an increase in the average yield on other loans to 12.0% from 10.6%. Interest earned on securities increased $206,000 to $1,789,000 in fiscal 1998 from $1,583,000 in fiscal 1997. The increase was primarily the result of an 11.7% increase in the average balance.

INTEREST EXPENSE

   Total interest expense for fiscal 1998 of $7.3 million remained the same as fiscal 1997. The average level of deposits increased $3.7 million, or 2.4%, to $155.9 million in fiscal 1998 from the fiscal 1997 average level of $152.2 million, while the average rate paid on deposits decreased slightly to 4.67% in fiscal 1998 from 4.73% in fiscal 1997.

NET INTEREST INCOME

   Net interest income for the year ended March 31, 1998, increased approximately $200,000, or 3.3%, to $6.2 million from the fiscal 1997 level of $6.0 million. This increase was primarily due to the increase in the average yield on interest-earning assets, net of a slight decline in average total interest-earning assets to $163.8 million for fiscal 1998, from $165.6 million for fiscal 1997. Average deposits increased in fiscal 1998 over 1997 but the average rate paid on deposits decreased. The interest rate spread was 3.6% in fiscal 1998, up from 3.3% in fiscal 1997.

PROVISION FOR LOAN LOSSES

   Management recorded a provision for loan losses of $532,000 during fiscal 1998 as compared to $186,000 during fiscal 1997. The 1998 provision raised the Company's allowance for loan losses to a higher level within its estimated range of loss exposure. During 1998 management reevaluated its methodology for establishing the allowance, and the resulting increase was considered appropriate given a change in loan portfolio mix. The Company has some-what broadened its lending, resulting in a shift from a traditional thrift portfolio to a community bank portfolio. Consumer and commercial real estate loans have risen to comprise a consistently higher percentage of the loan portfolio. After the provision, the ratio of the allowance to total loans of 0.94% is considered reasonable in relation to estimated loss exposure. The allowance for loan losses is based on management's evaluation of possible losses inherent in the loan portfolio, and considers, among other factors, historical loss experience, current economic conditions, distribution of the loan portfolio by risk class and the estimated value of the underlying collateral.

NONINTEREST INCOME

   Noninterest income for fiscal 1998 totaled $1,374,000 as compared to $908,000 for fiscal 1997. The increase was primarily the result of a gain of $511,000 recorded on the sale of real estate held for investment.

NONINTEREST EXPENSE

   Noninterest expense for fiscal 1998 totaled $4.5 million as compared to $5.2 million for fiscal 1997. Included in noninterest expense for fiscal 1997 were two nonrecurring expenses: the payment of the SAIF special assessment by First Federal of $704,000 and the payment of litigation expense of $250,000. Without these two nonrecurring expense items, noninterest expense would have been $4.3 million for fiscal 1997. The increase, net of nonrecurring items, is primarily the result of added operating expenses of the Vance branch opened by First Federal in July 1997. See Notes 14 and 17 to the "Notes to Consolidated Financial Statements" for an analysis of significant other operating expense items and the FDIC assessment.

INCOME TAXES

   Federal and state income taxes increased $419,000, or 82.8%, to $925,000 in fiscal 1998 from $506,000 in fiscal 1997. The increase was primarily the result of the approximate 70.0% increase in income before tax for fiscal 1998 compared to fiscal 1997. The Company's effective tax rate for fiscal 1998 was 36% compared to 33% in fiscal 1997.

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

   Stockholders' equity increased $692,000, to $17.9 million at March 31, 1997. The increase in equity during fiscal 1997 was primarily due to earnings of $1,013,000 partially offset by dividends declared of $588,000. Earnings per share were $.81 for the year ended March 31, 1997.

   The Banks meet all regulatory requirements related to liquidity and capital. If needed, sources of additional liquidity include certain securities which have been designated as available for sale and borrowing ability from the FHLB-Atlanta of approximately $53 million at March 31, 1997. See Notes 11 and 16 of the "Notes to Consolidated Financial Statements" regarding liquidity and capital resources.

GENERAL RESULTS OF OPERATIONS

   Net income for the year ended March 31, 1997, was $1,013,000, an increase of 1.0% from the prior year's amount of $1,002,000. This increase was the result of owning First State for a full year, an increase in interest rate spread and an increase in fee income, largely offset by the impact of $626,000 (net of tax) of nonrecurring expenses recorded during the current year. See Note 17 of the "Notes to Consolidated Financial Statements".

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

INTEREST EXPENSE

  Total interest expense for fiscal 1997 increased $1.5 million to $7.3 million in 1997 from $5.8 million in fiscal 1996. The increase was the result of a higher level of deposits, net of a decline in rates paid on deposits in fiscal 1997. The average level of deposits increased $36.8 million, or 31.9%, to $152.2 million in fiscal 1997 from the fiscal 1996 average level of $115.4 million, while the average rate paid on deposits decreased to 4.73% in fiscal 1997 from 4.81% in fiscal 1996. Average borrowings were $1.4 million at an average rate of 6.9%.

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

PROVISION FOR LOAN LOSSES

  During fiscal 1997, the provision made to the allowance for loan losses was $186,000 as compared to $75,000 in fiscal 1996. The 1997 provision was based on historical loss experience, current economic conditions and distribution of portfolio loans by risk class. The $242,000 in gross charge-offs for fiscal 1997 were partially offset by recoveries of $168,000. In the opinion of management, the $733,000 allowance for loan losses at March 31, 1997, was adequate to cover losses inherent in the loan portfolios of First Federal and First State. See
Note 3 of the "Notes to Consolidated Financial Statements".

NONINTEREST INCOME

  Noninterest income for fiscal 1997 totalled $908,000, as compared to $496,000 for fiscal 1996. The increase was the result of an increase in services offered and service charge rates, plus the addition of First State for a full year.

NONINTEREST EXPENSE

  Noninterest expense for fiscal 1997 totalled $5.2 million as compared to $3.6 million for fiscal 1996. Included in noninterest expense is the payment of the SAIF special assessment by First Federal of $704,000 and the payment of litigation expense of $250,000. Without these two nonrecurring expense items, noninterest expense would have been $4.3 million for fiscal 1997 compared to $3.6 million for fiscal 1996. The increase, net of nonrecurring items, is solely the result of including First State for a full year in fiscal 1997 compared to three months in fiscal 1996. Noninterest expense decreased slightly for First Federal in response to an expense reduction strategy. See Notes 14 and 17 to the "Notes to Consolidated Financial Statements" for an analysis of significant other operating expense items and the FDIC assessment.

INCOME TAXES

  Federal and state income taxes decreased $48,000, or 8.7%, to $506,000 in fiscal 1997 from $554,000 in fiscal 1996. The Company's effective tax rate for fiscal 1997 was 33%, compared to 36% in fiscal 1996.

                                  OTHER MATTERS

YEAR 2000

  The Company uses various software and related technologies in its business that will be affected by the date change in the year 2000. The date change will require modifications to some software and computer systems so that dates beyond December 31, 1999, will be properly recognized. The primary data processing functions are through a third party processor. The Company believes that upgrades, modifications or conversion of software planned by the Company and the third party processor will properly address the year 2000 issues.

  The Company has applied the appropriate internal and external resources to the Year 2000 project. There was no specific expense associated with the Year 2000 project in fiscal 1998 and is not estimated to be material in the next fiscal year, although costs for improvements in technologies are continually incurred in the normal course of business. The primary computer functions are expected to be Year 2000 compliant by December 31, 1998.

                               COMMON STOCK DATA

   The Company's common stock is traded on the NASDAQ SmallCap Market under the symbol "FFDB". Trading information regarding the common stock appears in The Wall Street Journal under the abbreviation "FirstFedB". There currently are 1,204,598 shares of common stock outstanding and approximately 350 holders of record of the common stock. The following table sets forth the stock market price ranges of FirstFed Bancorp, Inc. as reported by NASDAQ SmallCap Market Systems and cash dividends declared per share of common stock for the calendar quarters as indicated.

                                      Stock Market
                                      Price     Range          Dividends
                                      ---------------          Declared
                                     Low           High        Per Share
                                   --------      -------      ----------
    Fiscal 1998
      First Quarter                 $15.25      $  19.00      $   .225
      Second Quarter                 16.75         18.25          .125
      Third Quarter                  19.75         25.00          .125
      Fourth Quarter                 21.00         25.50          .125

  Prior to April 1, 1997, the Company's common stock was traded through the National Daily Quotation Service "Pink Sheets" published by the National Quotation Bureau, Inc. The following table sets forth information known to management as to the range of the high and low bid prices for the Company's common stock.

                                                                  Dividends
                                                                  Declared
                                  Low  Bid (1)    High Bid(1)     Per Share
                                  ------------    -----------     ---------
    Fiscal 1997
      First Quarter               $  12.00         $   12.625     $    .18
      Second Quarter                 12.125            13.50           .10
      Third Quarter                  12.25             13.50           .10
      Fourth Quarter                 12.875            16.00           .10

-------------
(1) Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.