Form 10KSB40, Exhibit 13
period 1998-12-31
FIRSTFED BANCORP INC
filed 1999-03-31
CIK 876947

                                                                      EXHIBIT 13

================================================================================
CONTENTS

LETTER TO STOCKHOLDERS ....................................................    2
REPORT OF INDEPENDENT PUBLIC
                  ACCOUNTANTS .............................................    3
CONSOLIDATED FINANCIAL STATEMENTS .........................................    4
NOTES TO CONSOLIDATED FINANCIAL
                  STATEMENTS ..............................................    8
MANAGEMENT'S DISCUSSION AND ANALYSIS ......................................   25
COMMON STOCK DATA .........................................................   29
BOARDS OF DIRECTORS .......................................................   30
OFFICERS ..................................................................   31
COMPANY DATA ..............................................................   32
================================================================================

                               CORPORATE PROFILE

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

     First Federal is a federally chartered savings bank originally chartered in 1936. First Federal offers traditional deposit and mortgage loan products, principally one-to-four family residential loans and, to a lesser extent, commercial and consumer loans. First Federal conducts its business through five offices, one each in Bessemer, Hueytown, Pelham, Hoover and Vance, Alabama.

     FSC and First State were acquired by the Company on January 2, 1996. First State is an Alabama chartered commercial bank that offers traditional deposit products and commercial, mortgage and consumer loans. First State conducts its business through three offices, one each located in West Blocton, Centreville and North Bibb, Alabama.

LETTER TO STOCKHOLDERS


     To Our Stockholders:

     The current year annual report is for the nine-month period ended December 31, 1998. The Company has changed its fiscal year-end from March 31 to December 31 to conform its financial reporting to standard regulatory reporting periods for bank holding companies. As reflected in the financial statements for this period, the Company has continued to deliver solid operating results. Net income for the nine months ended December 31, 1998, was $1.1 million. In addition, the Company reached record levels of assets and deposits, totaling $186.2 million and $167.3 million, respectively, at December 31, 1998.

     The results of operations and financial condition contributed to a favorable stock performance that supported the Company's decision to declare a two-for-one stock split in the form of a 100% stock dividend in August 1998. Also, the Company increased the quarterly dividend by 12%, to $.07 per share from $.0625 per share. A special dividend was declared subsequent to year-end equal to a quarterly dividend of $.07 per share, payable on March 10, 1999.

     For the second year in a row, the Company was ranked #12 in a list of "Top 50 Alabama Companies" as published in The Birmingham News in January 1999. This ranking was based on a two-year return to stockholders. The Company is proud of its performance and this recognition.

     During the past fiscal year, actions have been taken that often will, and do, have an impact on current earnings. But, such actions are intended to insure long-term profitability. In this regard, the current interest rate environment has caused a narrowing of interest rate spreads in the banking industry. This has occurred at a time when the Company has a relatively high liquidity position. Rather than take additional risks to achieve higher spreads, the Company has chosen to continue its historical lending and investing philosophies, together with its management of interest rate risk.

     In addition, at the expense of current earnings, the Company opened a new branch in Vance, Alabama, during the prior fiscal year. This decision is expected to contribute to future growth and earnings.

     It has been a busy year in the area of technology and data processing. We have been diligent in our efforts to prepare for the Year 2000. Also, and in connection with our Year 2000 efforts, First State Bank converted to the same third party processor utilized by First Federal. Based upon testing and other preparation steps that have been performed, the Company believes it will be ready for the Year 2000 and beyond in the area of technology.

     Your support and interest in FirstFed Bancorp, Inc. is greatly appreciated. We continue to be focused on our stockholders and communities in order to enhance both our stockholders' investment and personal banking services to our customers.

                                        Sincerely,



                                        B. K. Goodwin, III
                                        Chairman of the Board, Chief
                                        Executive Officer and President

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To FirstFed Bancorp, Inc.:

     We have audited the accompanying consolidated statements of financial condition of FirstFed Bancorp, Inc. (a Delaware Corporation) and subsidiaries as of December 31, 1998 and March 31, 1998, and the related consolidated statements of income, stockholders' equity and cash flows for the nine months ended December 31, 1998 and the year ended March 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FirstFed Bancorp, Inc. and subsidiaries as of December 31, 1998 and March 31, 1998, and the results of their operations and their cash flows for the nine months ended December 31, 1998 and the year ended March 31, 1998, in conformity with generally accepted accounting principles.


Birmingham, Alabama
February 2, 1999

                            FIRSTFED BANCORP, INC.
                CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                  As of December 31, 1998 and March 31, 1998
            (Dollar amounts in thousands, except per share amounts)

                                                                             December 31, March 31,
                                                                                1998         1998
                                                                            ------------  ---------
ASSETS
Cash and cash equivalents
     Cash on hand and in banks                                                 $  6,385   $  3,443
     Interest-bearing deposits in other banks                                     6,025      5,592
     Federal funds sold                                                          31,225     19,050
                                                                               --------   --------
                                                                                 43,635     28,085
Securities available for sale                                                     6,609      9,191
Loans held for sale                                                               2,219        778
Securities held to maturity, fair value of $17,180 and
  $19,291, respectively                                                          16,976     19,118
Loans receivable, net of allowance for loan losses of
  $1,081 and $1,106, respectively                                               109,209    117,541
Land, building and equipment, less accumulated
  depreciation of $2,242 and $2,055, respectively                                 3,065      2,922
Goodwill                                                                          1,308      1,389
Real estate owned                                                                   724        665
Accrued interest receivable                                                       1,345      1,399
Income taxes receivable                                                             602         --
Other assets                                                                        458        380
                                                                               --------   --------
                                                                               $186,150   $181,468
                                                                               ========   ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
     Deposits                                                                  $167,257   $162,859
     Accrued interest payable                                                       141        197
     Income taxes payable                                                            --        111
     Dividend payable                                                               178        150
     Other liabilities                                                              371        518
                                                                               --------   --------
                                                                                167,947    163,835
                                                                               --------   --------

Commitments and contingencies (Notes 3, 7, 8 and 9)
Stockholders' equity:
     Preferred stock, $.01 par value, 1,000,000 shares authorized, none
    issued and outstanding                                                           --         --
Common stock, $.01 par value, 10,000,000 shares authorized, 3,031,646 issued and 2,301,713 outstanding at December 31, 1998 and 2,981,696
    issued and 2,401,794 outstanding at March 31, 1998                               30         28
Paid-in capital                                                                   7,502      7,084
Retained earnings                                                                15,622     15,204
Deferred compensation obligation (Note 7)                                         1,199         --
Deferred compensation treasury stock (150,031 shares at December
    31, 1998)                                                                    (1,373)        --
Treasury stock, at cost (579,902 shares at December 31, 1998
    and March 31, 1998)                                                          (3,752)    (3,752)
Unearned compensation                                                            (1,064)      (948)
Unrealized gain on securities available for sale, net                                39         17
                                                                              ---------  ---------
                                                                                 18,203     17,633
                                                                              ---------  ---------
                                                                              $ 186,150  $ 181,468
                                                                              =========  =========

 The accompanying notes are an integral part of these consolidated statements.

                             FIRSTFED BANCORP, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
  For the Nine Months Ended December 31, 1998 and the Year Ended March 31, 1998
            (Dollar amounts in thousands, except per share amounts)


                                                   9 Months Ended    Year Ended
                                                    December 31,      March 31,
                                                        1998            1998
                                                  ---------------  -------------
INTEREST INCOME

     Interest and fees on loans                       $    8,031   $   11,084
     Interest and dividends on securities                  1,131        1,789
     Other interest income                                   916          644
                                                      ----------   ----------
         Total interest income                            10,078       13,517
                                                      ----------   ----------

INTEREST EXPENSE

     Interest on deposits                                  5,466        7,252
     Interest on other borrowings                             --           37
                                                      ----------   ----------
         Total interest expense                            5,466        7,289
                                                      ----------   ----------

Net interest income                                        4,612        6,228
         Provision for loan losses                            86          532
                                                      ----------   ----------
Net interest income after provision for loan losses        4,526        5,696
                                                      ----------   ----------

NONINTEREST INCOME

     Fees and other noninterest income                       620          883
     Net gain on sale of real estate                          --          491
                                                      ----------   ----------
         Total noninterest income                            620        1,374
                                                      ----------   ----------

NONINTEREST EXPENSE

     Salaries and employee benefits                        1,994        2,456
     Office building and equipment expense                   437          562
     Deposit insurance expense                                63           90
     Amortization of goodwill                                 81          108
     Other operating expense                                 959        1,276
                                                      ----------   ----------
         Total noninterest expense                         3,534        4,492
                                                      ----------   ----------

     Income before provision for income taxes              1,612        2,578
         Provision for income taxes                          530          925
                                                      ----------   ----------
NET INCOME                                            $    1,082   $    1,653
                                                      ==========   ==========

AVERAGE NUMBER OF SHARES OUTSTANDING - BASIC           2,342,026    2,340,804
                                                      ==========   ==========
BASIC EARNINGS PER SHARE                              $      .46   $      .71
                                                      ==========   ==========

AVERAGE NUMBER OF SHARES OUTSTANDING - DILUTED         2,462,872    2,447,414
                                                      ==========   ==========
DILUTED EARNINGS PER SHARE                            $      .44   $      .68
                                                      ==========   ==========

DIVIDENDS DECLARED PER SHARE                          $    .2725   $      .30
                                                      ==========   ==========

 The accompanying notes are an integral part of these consolidated statements.

                             FIRSTFED BANCORP, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
  For the Nine Months Ended December 31, 1998 and the Year Ended March 31, 1998
            (Dollar amounts in thousands, except per share amounts)



                                                                                                            Unrealized
                                                                            Deferred                        Gain (Loss)
                                                                 Deferred    Compen-                       on Securities  Compre-
                                                                  Compen-    sation              Unearned    Available    hensive
                                  Common   Paid-In   Retained     sation    Treasury  Treasury    Compen-    for Sale,    Income
                                   Stock   Capital   Earnings   Obligation    Stock     Stock      sation      Net       (Note 1)
                                  -------  -------   --------   ----------  --------  --------   --------  ------------- --------
BALANCE, March 31, 1997            $  14   $ 6,601   $ 14,256   $     --     $   --   $(2,781)    $  (95)    $  (72)
     Net income                       --        --      1,653         --         --        --         --         --      $ 1,653
     Change in unrealized gain
     (loss) on securities
     available for sale, net
     of tax of $67                    --        --         --         --         --        --         --         89           89
                                                                                                                         -------
     Comprehensive income             --        --         --         --         --        --         --         --      $ 1,742
                                                                                                                         =======
     Amortization of unearned
         compensation                 --        --         --         --         --        --        102         --
     Awards under stock plans         --         5         --         --         --        --         (5)        --
     Dividends declared ($.30
         per share)                   --        --       (705)        --         --        --         --         --
     Exercise of stock options        --        80         --         --         --        --         --         --
     Purchase of treasury stock       --        --         --         --         --    (1,539)        --         --
     Stock issued under Dividend
         Reinvestment Plan            --        30         --         --         --        --         --         --
     Issuance of treasury stock
         to Employee Stock
         Ownership Plan               --       382         --         --         --       568       (950)
     Two-for-one stock split          14       (14)        --         --         --        --         --         --
                                  ------  --------    -------   --------   --------   -------   --------   --------

BALANCE, March 31, 1998               28     7,084     15,204         --         --    (3,752)      (948)        17
     Net income                       --        --      1,082         --         --        --         --         --    $ 1,082
     Change in unrealized gain
         (loss) on securities
         available for sale, net
         of tax of $8                 --        --         --         --         --        --         --         22         22
                                                                                                                       -------
     Comprehensive income             --        --         --         --         --        --         --         --    $ 1,104
                                                                                                                       =======
     Amortization of unearned
         compensation                 --        --         --         --         --        --        107         --
     Awards under stock plans          1       222         --         --         --        --       (223)        --
     Dividends declared ($.2725
         per share)                   --        --       (664)        --         --        --         --         --
     Exercise of stock options         1        89         --         --         --        --         --         --
     Change in stock value in
         Employee Stock
         Ownership Plan               --        10         --         --         --        --         --         --
     Recording of Deferred
         Compensation Plan            --        --         --      1,199     (1,373)       --         --         --
     Stock issued under Dividend
         Reinvestment Plan            --        97         --         --         --        --         --
                                  ------  --------    -------   --------   --------   -------   --------   --------

BALANCE, December 31, 1998         $  30   $ 7,502   $ 15,622   $  1,199   $ (1,373)  $(3,752)  $ (1,064)  $     39
                                  ======  ========   ========   ========   ========   =======   ========   ========

 The accompanying notes are an integral part of these consolidated statements.

                             FIRSTFED BANCORP, INC.
                    CONSOLIDATED STATEMENTS OF CASH FLOWS For the Nine Months Ended December 31, 1998 and the Year Ended March 31, 1998
                          (Dollar amounts in thousands)

                                                                                 9 Months Ended   Year Ended
                                                                                  December 31,      March 31,
                                                                                      1998            1998
                                                                                 --------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                                       $ 1,082        $ 1,653
     Adjustments to reconcile net income to net cash provided by (used in)
         operating activities:
         Depreciation                                                                     185            250
         Amortization of unearned compensation                                            107            102
         Amortization of purchase premiums, net                                           206             53
         (Accretion) amortization of deferred (income) expense, net                      (219)            41
         Credit for deferred income taxes                                                (111)          (258)
         Provision for loan losses                                                         86            532
         Loan fees (cost) deferred, net                                                   216            (35)
         (Gain) loss on sale of real estate, net                                           25           (491)
         Origination of loans held for sale                                           (12,863)        (9,569)
         Proceeds from loans held for sale                                             11,422          9,122
         Amortization of goodwill                                                          81            108
     Change in assets and liabilities:
         Decrease in accrued interest receivable                                           54             51
         Increase in current income taxes receivable                                     (469)            --
         Increase in other assets                                                         (78)           (74)
         Increase (decrease) in accrued interest payable                                  (56)            41
         Decrease in current income taxes payable                                        (141)           (18)
         Decrease in other liabilities                                                   (147)          (116)
                                                                                     ---------      ---------
             Net cash provided by (used in) operating activities                         (620)         1,392
                                                                                     ---------      ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Proceeds from maturities of securities available for sale                          4,919          5,692
     Proceeds from maturities and payments received on securities held to maturity     12,170          6,399
     Purchase of securities held to maturity                                          (10,242)        (5,877)
     Purchase of securities available for sale                                         (2,299)        (4,396)
     Proceeds from sale of real estate and repossessed assets                             392          1,906
     Net loan repayments                                                                7,810          7,819
     Capital expenditures                                                                (356)          (597)
                                                                                     ---------      ---------
         Net cash provided by investing activities                                     12,394         10,946
                                                                                     ---------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Increase in deposits, net                                                          4,398          4,889
     Payment of FHLB advances                                                              --         (1,000)
     Proceeds from exercise of stock options                                               90             80
     Proceeds from dividend reinvestment                                                   97             30
     Cash dividends paid                                                                 (635)          (678)
     Purchase of treasury stock                                                            --         (1,539)
     Purchase of treasury stock for Deferred Compensation Plan                           (174)            --
                                                                                     ---------      ---------
         Net cash provided by financing activities                                      3,776          1,782
                                                                                     ---------      ---------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                              15,550         14,120
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                       28,085         13,965
                                                                                     ---------      ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                           $ 43,635       $ 28,085
                                                                                     =========      =========

 The accompanying notes are an integral part of these consolidated statements.

                             FIRSTFED BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      DECEMBER 31, 1998 AND MARCH 31, 1998

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Organization and Basis of Presentation

     FirstFed Bancorp, Inc. (the "Company") is the holding company and sole shareholder of First Federal Savings Bank ("First Federal") and First State Corporation ("FSC"). FSC is the sole shareholder of First State Bank of Bibb County ("First State"). First Federal and First State are referred to herein collectively as the "Banks". There are no material assets in FSC except for the investment in First State. The accompanying consolidated financial statements include the accounts of the Company, First Federal, FSC and First State. All significant intercompany balances and transactions have been eliminated in consolidation.

     The Company changed its fiscal year-end from March 31 to December 31 of each year. This change was effective December 31, 1998. The following is a disclosure for the nine months ended December 31, 1997 (unaudited) as compared to the nine months ended December 31, 1998.

                                                    Nine Months Ended
                                            ----------------------------------
                                             12/31/98                12/31/97
                                             --------                --------
                                       (In thousands, except earnings per share)

         Interest Income                    $   10,078             $   10,137
         Net Interest Income                $    4,612             $    4,667
         Income Tax Expense                 $      530             $      734
         Net Income                         $    1,082             $    1,267
         Basic Earnings Per Share           $      .46             $      .54
         Diluted Earnings Per Share         $      .44             $      .52

     Nature of Operations

     The Banks, through eight branch offices located in Alabama, are engaged in a full range of banking services. Those services consist of providing various deposit opportunities to customers and originating primarily 1-4 family mortgage loans, and to a lesser extent commercial and installment loans, in portions of the Birmingham metropolitan areas and counties surrounding its south and west borders.

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

     Securities

     The Company classifies securities as either trading, available for sale or held to maturity based on management's intent at the time of purchase and the Company's ability to hold such securities to maturity. There are no securities classified as trading as of December 31, 1998 and March 31, 1998.

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

     Loans Held for Sale

     Loans held for sale are recorded at the lower of amortized cost or market value, as such assets are not intended to be held to maturity. As of December 31, 1998 and March 31, 1998, loans held for sale consisted of mortgage loans in the process of being sold to third-party investors.

     Loans Receivable

     Loans receivable are stated at unpaid principal balances, net of the allowance for loan losses and deferred loan origination fees and costs. Interest is credited to income based upon the recorded investment.

     An allowance is established for uncollectible interest on loans that are 90 days past due based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received and, in management's judgement, the borrower's ability to make periodic interest and principal payments has been demonstrated, in which case the loan is returned to accrual status.

     Allowance for Loan Losses

     The allowance for loan losses is maintained through provisions charged to expense at levels which management considers adequate to absorb losses currently in the loan portfolio at each reporting date. Management's estimation of this amount includes a review of all loans for which full collectibility is not reasonably assured and considers, among other factors, prior years' loss experience, economic conditions, distribution of portfolio loans by risk class, the estimated value of underlying collateral, and the balance of any impaired loans (generally considered to be nonperforming loans, excluding residential mortgages and other homogeneous loans). Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from estimations; however, the allowance is reviewed periodically and as adjustments become necessary they are reported in earnings in the periods in which they become known. Specific allowances for impaired loans are based on comparisons of the carrying values of the loans to the present value of the loans' estimated cash flows at each loan's effective interest rate, the fair value of the collateral, or the loans' observable market prices. The Company had no loans designated as impaired at either December 31, 1998 or March 31, 1998.

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

     Long-Lived Assets

     Land, buildings and equipment are stated at cost. Depreciation is provided at straight-line rates over the estimated service lives of the related property (15-50 years for building and improvements and 3-10 years for furniture and equipment). Expenditures for maintenance and repairs are charged to operations as incurred; expenditures for renewals and improvements are capitalized and written off through depreciation and amortization charges. Equipment retired or sold is removed from the asset and related accumulated depreciation accounts and any profit or loss resulting therefrom is reflected in the consolidated statements of income.

     Goodwill is amortized on a straight-line basis over 15 years.

     The Company continually evaluates whether events and circumstances have occurred that indicate that such long-lived assets have been impaired. Measurement of any impairment of such long-lived assets is based on those assets' fair values and is recognized through a valuation allowance with the resulting charge recorded as a loss. There were no significant impairment losses recorded during either period reported herein.

     Comprehensive Income

     In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 130, "Reporting Comprehensive Income". Comprehensive income is the total of net income and all other non-owner changes in equity. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income is displayed in the Consolidated Statements of Stockholders' Equity. There were no sales of securities available for sale during either the nine months ended December 31, 1998 or the year ended March 31, 1998, therefore no reclassification adjustments were necessary.

     Statements of Cash Flows

     For purposes of presenting the consolidated statements of cash flows, the Company considers cash on hand and in banks, interest-bearing deposits in other banks and Federal funds sold to be cash and cash equivalents.

                                                                              Nine
                                                                              Months         Year
                                                                              Ended          Ended
                                                                             12/31/98       03/31/98
                                                                            ----------     ---------
         SUPPLEMENTAL CASH FLOW INFORMATION:                                      (In Thousands)
           Cash paid during the period for-
              Income taxes                                                  $    1,243     $   1,201
              Interest                                                           5,522         7,248
           Non-cash transactions-
              Transfers of loans receivable to real estate owned                   448           951
              Noncash compensation under stock plans                               223             5
              Declaration of cash dividend payable                                 178           150
              Recording of deferred compensation obligation                      1,199             -

     Earnings Per Share

     Basic earnings per share (EPS) excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock are exercised or converted into common stock. A reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation is as follows:

                                             Nine Months Ended                            Year Ended
                                             December 31, 1998                           March 31, 1998
                                    -----------------------------------       ------------------------------------
                                                  Dilutive                                 Dilutive
                                                 Effect of                                 Effect of
                                                  Options                                   Options
                                      Basic       Issued      Diluted           Basic       Issued       Diluted
                                    ----------   ----------  ----------       ----------   ----------   ----------
Net Income                          $1,082,000          -    $1,082,000       $1,653,000           -    $ 1,653,000
Shares available to
     common stockholders             2,342,026    120,846     2,462,872        2,340,804     106,610     2,447,414
                                    ----------   --------    ----------       ----------   ---------    -----------
Earnings Per Share                  $      .46          -    $      .44       $     0.71           -    $     0.68
                                    ==========   =========   ==========       ==========   =========    ==========

     Authorized Shares Outstanding

     On July 14, 1998, upon stockholder approval, the Company increased the number of shares of common stock authorized from 3,000,000 to 10,0000,000.

     Stock Split

     On July 21, 1998, the Board of Directors declared a two-for-one stock split, effected in the form of a 100% stock dividend on the Company's outstanding common stock to stockholders of record on July 31, 1998. Common stock and paid-in capital as of March 31, 1998 have been restated to reflect the split. All share and per share data included in this Annual Report have been restated to reflect the split.

2.   SECURITIES AVAILABLE FOR SALE AND SECURITIES HELD TO MATURITY:

     The amortized cost, approximate fair value and gross unrealized gains and losses of the Banks' securities as of December 31, 1998 and March 31, 1998 were as follows:

                                                               SECURITIES AVAILABLE FOR SALE
                             ---------------------------------------------------------------------------------------------------
                                        December 31, 1998                                         March 31, 1998
                             -----------------------------------------------    ------------------------------------------------
                               Amortized  Unrealized   Unrealized    Fair        Amortized   Unrealized  Unrealized      Fair
                                 Cost        Gain       (Loss)       Value         Cost        Gain        (Loss)        Value
                             -----------  ----------  -----------  ---------    ----------   ----------  ----------    ---------
                                                                       (In thousands)
U. S. Government Agency
     securities              $     6,548    $   61    $       -    $   6,609    $    9,160   $      42   $      (11)   $   9,191
                             ===================================== ==========   ========== ============ ============   ==========

                                                               SECURITIES HELD TO MATURITY
                             ----------------------------------------------------------------------------------------------------
                                         December 31, 1998                                        March 31, 1998
                             -----------------------------------------------     ------------------------------------------------
                             Amortized   Unrealized   Unrealized      Fair       Amortized    Unrealized   Unrealized     Fair
                                Cost        Gain       (Loss)         Value        Cost         Gain        (Loss)        Value
                             ---------   ----------   ----------    --------     ---------    ----------   ----------    --------
                                                                       (In thousands)
U. S. Government Agency
     securities              $   1,000   $      10    $       -      $ 1,010     $   3,990    $       39   $        -    $   4,029
FHLB and Federal Reserve
     stock, at cost              1,390           -            -        1,390         1,391             -            -        1,391
Obligations of states and
     political subdivisions        965          48            -        1,013           965            42            -        1,007
Mortgage-backed securities      13,621         173          (27)      13,767        12,772           137          (45)      12,864
                             ---------   ---------    ---------      -------     ---------    ----------   ----------    ---------
                             $  16,976   $     231    $     (27)     $17,180     $  19,118    $      218   $      (45)   $  19,291
                             =========   =========    =========      =======     =========    ==========   ==========    =========

     The amortized cost and estimated fair value of securities available for sale and securities held to maturity at December 31, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                            Securities                Securities
                                                         Available for Sale         Held to Maturity
                                                     ------------------------  -------------------------
                                                      Amortized                Amortized
                                                        Cost       Fair Value    Cost        Fair Value
                                                     -----------   ---------- -----------   -------------
                                                                        (In thousands)
              Due in one year or less                $     4,744   $    4,790 $         60  $         60
              Due after one year through five years        1,303        1,309        1,456         1,483
              Due after five years through ten years         501          510          449           480
                                                     -----------   ---------- ------------  ------------
                                                           6,548        6,609        1,965         2,023
              FHLB and Federal Reserve stock                   -             -       1,390         1,390
              Mortgage-backed securities                       -             -      13,621        13,767
                                                     -----------   ---------- ------------  ------------
                                                     $     6,548   $    6,609    $  16,976    $   17,180
                                                     ===========   ========== ============  ============

     Securities totaling $9,678,000 and $8,136,000 were pledged as collateral against certain large public deposits at December 31, 1998 and March 31, 1998, respectively. Deposits associated with pledged securities had an aggregate balance of $7,250,000 and $7,944,000 at December 31, 1998 and March 31, 1998,
respectively. There were no sales of securities available for sale during either the nine months ended December 31, 1998 or the year ended March 31, 1998.

3.   LOANS RECEIVABLE:

     Loans receivable at December 31, 1998 and March 31, 1998 consisted of the following:

                                                        12/31/98     03/31/98
                                                      -----------   ----------
                                                           (In thousands)
       Mortgage loans:
           One to four family residential             $    82,710   $   86,965
           Commercial real estate                          13,251       14,127
           Other                                              689        1,052
       Commercial loans                                     8,970        7,912
       Consumer loans                                       9,298       12,189
                                                      -----------   ----------
                                                          114,918      122,245
       Less --
           Undisbursed portion of
             mortgage loans                                 4,601        3,459
           Escrow, net                                         (5)         143
           Allowance for loan losses                        1,081        1,106
           Net deferred loan fees (costs)                      32           (4)
                                                      -----------   ----------
                                                      $   109,209   $  117,541
                                                      ===========   ==========

     First Federal and First State have a credit concentration in residential real estate mortgage loans. Substantially all of the customers are located in the trade areas of Jefferson, Shelby and Bibb Counties in Alabama. Although the Banks generally have conservative underwriting standards, including a collateral policy calling for low loan to collateral values, the ability of their borrowers to meet their residential mortgage obligations is dependent upon local economic conditions.

     In the ordinary course of business, First Federal and First State make loans to officers, directors, employees and other related parties. These loans are made on substantially the same terms as those prevailing for comparable transactions with others. Such loans do not involve more than normal risk of collectibility nor do they present other unfavorable features. The amounts of such related party loans and commitments at December 31, 1998 and March 31, 1998 were $2,049,000 and $2,519,000, respectively. During the nine months ended December 31, 1998, new loans totaled $1,387,000, repayments were $1,743,000 and loans to parties who are no longer related totaled $114,000.
     An analysis of the allowance for loan losses is detailed below.

                                                     Nine
                                                   Months        Year
                                                   Ended         Ended
                                                  12/31/98      03/31/98
                                                 ----------    ----------
                                                      (In thousands)
       Balance, beginning of period              $    1,106    $      733
       Provision                                         86           532
       Charge-offs                                     (134)         (225)
       Recoveries                                        23            66
                                                 ----------    ----------
       Balance, end of period                    $    1,081    $    1,106
                                                 ==========    ==========

4.   LAND, BUILDINGS AND EQUIPMENT:

     Land, buildings and equipment at December 31, 1998 and March 31, 1998 are summarized as follows:

                                                  12/31/98      03/31/98
                                                 ----------    ----------
                                                     (In thousands)
           Land                                  $      796    $      585
           Buildings and improvements                 2,778         2,740
           Equipment                                  1,733         1,652
                                                 ----------    ----------
                                                      5,307         4,977
                Less: Accumulated depreciation        2,242         2,055
                                                 ----------    ----------
                    Net carrying amounts         $    3,065    $    2,922
                                                 ==========    ==========

5.   REAL ESTATE OWNED:

     Real estate owned was $724,000 and $665,000 at December 31, 1998 and March 31, 1998, respectively. Foreclosed real estate owned is carried at the lower of the recorded investment in the loan or fair value of the property, less estimated costs of disposition. Holding costs related to real estate owned are expensed as incurred. Valuations are periodically performed by management and a provision for estimated losses on real estate is charged to earnings when such losses are determined.

6.   DEPOSITS:

     Deposits at December 31, 1998 and March 31, 1998 were as follows:


                                                  12/31/98     03/31/98
                                                 ----------   ----------
                                                      (In thousands)
            Transaction accounts                 $   32,633   $   32,932
            Savings accounts                         26,813       25,752
            Savings certificates                    107,811      104,175
                                                 ----------   ----------
                                                 $  167,257   $  162,859
                                                 ==========   ==========

     The aggregate amount of jumbo savings certificates with a minimum denomination of $100,000 was $20,654,000 and $20,260,000 at December 31, 1998
and March 31, 1998, respectively.

     Interest on deposits for the nine months ended December 31, 1998 and the year ended March 31, 1998 consisted of the following:

                                                  12/31/98     03/31/98
                                                 ----------   ----------
                                                      (In thousands)
            Transaction accounts                 $      359   $      426
            Passbook savings                            563          791
            Savings certificates                      4,544        6,035
                                                 ----------   ----------
                                                 $    5,466   $    7,252
                                                 ==========   ==========


     At December 31, 1998 and March 31, 1998, the scheduled maturities of savings certificates were as follows:

                                                  12/31/98     03/31/98
                                                 ----------   ----------
                                                      (In thousands)
            Within one year                      $   78,460   $   65,839
            One to three years                       23,955       35,463
            Three to five years                       5,396        2,873
                                                 ----------   ----------
                                                 $  107,811   $  104,175
                                                 ==========   ==========

7.   INCENTIVE COMPENSATION AND EMPLOYEE BENEFITS:

     Defined Benefit Pension Plan

     First Federal has a noncontributory defined benefit pension plan available to all eligible employees. First State employees were added to the plan on January 1, 1998. On April 1, 1998, the Company adopted SFAS No. 132, "Employers' Disclosure about Pension and Other Postretirement Benefits." This statement revises employers' disclosures about pension plans. The prior year's disclosure was revised to conform to SFAS No. 132. The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated financial statements at December 31, 1998 and March 31, 1998:

                                                                                12/31/98      03/31/98
                                                                               ----------     ---------
     Change in projected benefit obligation:                                         (In thousands)
         Projected benefit obligation at beginning of year                     $    1,468     $   1,270
           Service cost                                                               110           104
           Interest cost                                                               80            94
           Actuarial loss                                                             284            48
           Benefits and expenses paid                                                 (30)          (48)
                                                                               ----------     ---------
         Projected benefit obligation at end of year                                1,912         1,468
                                                                               ----------     ---------
     Change in plan assets:
         Fair value of plan assets at beginning of year                             1,343           989
           Actual return on plan assets                                               207           181
           Employer contribution                                                      218           221
           Benefits and expenses paid                                                 (30)          (48)
                                                                               ----------     ---------
         Fair value of plan assets at end of year                                   1,738         1,343
                                                                               ----------     ---------
     Funded status of plan:
         Funded status of plan                                                       (174)         (125)
           Unrecognized actuarial loss                                                319           147
           Unrecognized prior service cost                                              2             2
           Unrecognized net transition obligation                                     (15)          (16)
                                                                               ----------     ---------
         Net asset recognized                                                  $      132     $       8
                                                                               ==========     =========



                                                                                 Nine
                                                                                 Months
                                                                                 Ended       Year Ended
                                                                                12/31/98      03/31/98
                                                                               ----------     ---------
     Components of net periodic benefit cost:                                        (In thousands)
         Service cost                                                          $      110     $     104
         Interest cost                                                                 80            94
         Expected return on plan assets                                               (96)          (97)
         Amortization of transitional (asset) or obligation                            (1)           (2)
         Recognized actuarial loss                                                      -             4
                                                                               ----------     ---------
           Net periodic benefit cost                                           $       93     $     103
                                                                               ==========     =========

     In determining the actuarial present value of the projected benefit obligation, the weighted-average discount rate was 7.00% for the nine months ended December 31, 1998 and 7.25% for the year ended March 31, 1998, and the rate of increase in future compensation levels was 5% for both periods. The expected long-term rate of return on assets was 9.0% for the nine months ended December 31, 1998 and the year ended March 31, 1998.

     Employee Stock Ownership Plan

     During fiscal 1992, the Company established an Employee Stock Ownership Plan (ESOP) for eligible employees. First State employees were added to the ESOP on January 1, 1998. The ESOP purchased 165,600 shares of the Company's common stock with the proceeds from a $414,000 loan. The balance on the note at March 31, 1997, was $80,100 and was repaid during the year ended March 31, 1998. In the prior year, the ESOP purchased 87,862 shares from treasury with the proceeds from a $950,000 note from the Company. The note is secured by the common stock owned by the ESOP and has been eliminated in consolidation. Principal payments under the note are due in equal and annual installments through December 2007; interest is payable at a rate of prime + 1%. The compensation expense related to the ESOP for the nine months ended December 31, 1998 and the year ended March 31, 1998 was approximately $71,000 and $81,000, respectively. Unearned compensation related to the ESOP was approximately $859,000 and $930,000 at December 31, 1998 and March 31, 1998, respectively, and is shown as a reduction of stockholders' equity in the accompanying consolidated statements of financial condition.

     Recognition and Retention Plans

     During fiscal 1992, the Company established two Recognition and Retention Plans (RRPs) which purchased 110,400 shares of the Company's common stock. The RRPs provide for awards of common stock to directors and officers of the Bank at no cost to these participants. During fiscal 1996, an additional 4,080 shares were purchased on the open market and awarded to directors.

The aggregate fair market value of the shares purchased by the RRPs is considered unearned compensation at the time of purchase and compensation is earned ratably over the stipulated period. The compensation expense related to the RRPs for the nine months ended December 31, 1998 and the year ended March 31, 1998 was approximately $3,000, and $5,000, respectively. At December 31, 1998 and March 31, 1998, unearned compensation related to the RRPs was approximately $4,000 and $7,000, respectively, and is shown as a reduction to stockholders' equity in the accompanying consolidated statements of financial condition.

     Director's Retirement Plan

     The Company maintained a Director's Retirement Plan (DRP) whereby directors or their beneficiaries would be provided specific amounts of annual retirement benefits for a period of 10 years following retirement. As more fully explained below in "Deferred Compensation Plan", the DRP was merged with and into the Deferred Compensation Plan in June 1998.

     Deferred Compensation Plan

     The Company maintains a Deferred Compensation Plan pursuant to which directors, officers and select employees may annually elect to defer the receipt of Board fees and up to 25% of their salary, as applicable. In June 1998, the Company merged the DRP with and into the Deferred Compensation Plan. Associated with the Deferred Compensation Plan is a separate grantor trust to which all fee and salary deferrals may be contributed. The trust assets will be used to pay benefits to participants, but are subject to the claims of general creditors of the Company until distributed from the trust. Subject to the guidelines under the Deferred Compensation Plan, each participant may elect (i) the time and manner under which his or her Plan benefit will be paid, and (ii) the measure of the deemed investment return on his or her deferred compensation account. Such return may be based in whole or in part on either the rate of return on the Company's common stock or First Federal's highest yielding one-year certificate of deposit. A participant who elects the Company's common stock rate of return will be distributed shares of the Company's common stock when his or her plan benefit is paid. Each director of the Company, whenever elected or appointed and whether or not also employed by the Company, is also entitled to receive an initial credit to his or her account of $71,000 from the previous DRP, which will vest based on his or her overall years of service as a director of the Company. Vested benefits become payable at the election of a participant as made one year prior to distribution. If a participant dies prior to collecting his or her entire vested benefit under the Deferred Compensation Plan, the value of such vested but unpaid benefit will be paid to the director's designated beneficiary or estate. The trust assets equal or exceed the amount of the individual participant accounts as of December 31, 1998. In accordance with Emerging Issues Task Force No. 97-14, the Company shares owned by the trust are recorded as treasury stock and the amount owed to participants is recorded in the equity section of the balance sheet. The trust owns 150,031 shares of the Company's common stock as of December 31, 1998.

     Stock Option Plans

     The Company has three stockholder-approved stock option plans: the Incentive Stock Option Plan for senior officers and key employees (the "Stock Plan"), the Stock Option Plan for Outside Directors (the "Directors' Plan") and the 1995 Stock Option and Incentive Plan (the "1995 Plan"). All plans provide for the grant of options at an exercise price equal to the fair market value on the date of grant. Options under the Stock Plan become exercisable on a basis as determined by the Stock Option Committee. Options granted under the Directors' Plan and 1995 Plan are immediately exercisable. Options under all plans expire no later than 10 years from date of grant. An analysis of stock options for the nine months ended December 31, 1998 and the year ended March 31, 1998 follows.

                                                     12/31/98                03/31/98
                                                ------------------     ----------------------
                                                          Weighted                   Weighted
                                                           Average                    Average
                                                          Exercise                   Exercise
                                                 Shares     Price       Shares         Price
                                                -------   ---------    -------     ----------
        Outstanding at beginning of year        212,116   $   5.35     217,016     $     4.80
          Granted                                 3,800       6.32      16,000           9.39
          Exercised                             (20,900)      4.88     (20,900)          3.24
          Forfeited                                (800)      5.28           -              -
                                               --------               --------
        Outstanding at end of year              194,216       5.42     212,116           5.35
                                               ========               ========
        Exercisable at end of year              194,216       5.42     206,916           5.35
                                               ========               ========
              Weighted average fair value
                  of options granted           $   3.60               $   2.33
                                               ========               ========

     Options outstanding at December 31, 1998 totaling 36,600 with an exercise price of $2.50 have a weighted average contractual life of 3 years. Options outstanding at December 31, 1998 totaling 137,816 with an exercise price between $5.25 and $6.50 have a weighted average contractual life of 6.75 years and a weighted average exercise price of $5.80. Options outstanding at December 31, 1998 totaling 19,800 with an exercise price between $8.94 and $12.34 have a weighted average remaining contractual life of 8.75 years and a weighted average exercise price of $9.95. All of these options are exercisable at December 31, 1998.

     During the nine months ended December 31, 1998, the 1995 Plan was amended to allow for the grant of restricted stock awards. Each director of the Company received a restricted stock award for 2,000 shares of common stock that vests at the rate of 20% per year of service. Participants may elect to defer receipt of all or a percentage of shares. The compensation expense related to the restricted stock awards for the nine months ended December 31, 1998 was approximately $24,000. At December 31, 1998, unearned compensation related to these awards was approximately $182,000.

     Incentive Compensation Plan

     The Company maintains a stockholder-approved FirstFed Bancorp, Inc. Incentive Compensation Plan whereby eligible employees and directors may receive cash bonuses in the event the Company achieves certain performance goals indicative of its profitability and stability. In addition, key employees and directors are eligible to receive "Restricted Stock" awards and stock option awards. The Restricted Stock awards are considered unearned compensation at the time of award and compensation is earned ratably over the stipulated three year vesting period. There were 1,437 and 542 shares of restricted stock awarded during the periods ended December 31, 1998 and March 31, 1998, respectively. The compensation expense related to the Restricted Stock awards for the nine months ended December 31, 1998 and the year ended March 31, 1998 was approximately $8,000 and $16,000, respectively. At December 31, 1998 and March 31, 1998, unearned compensation related to the Restricted Stock awards was approximately $19,000 and $11,000, respectively, and is shown as a reduction to stockholders' equity in the accompanying consolidated statements of financial condition.

     The stock option awards are incentive stock options for employees and non-incentive stock options for non-employee directors. Both provide for the grant of options at an exercise price equal to the fair market value on the date of grant. Options granted are immediately exercisable. Options expire no later than 10 years from date of grant. An analysis for the nine months ended December 31, 1998 and the year ended March 31, 1998 follows.

                                                     12/31/98                03/31/98
                                                ------------------     ----------------------
                                                          Weighted                   Weighted
                                                           Average                    Average
                                                          Exercise                   Exercise
                                                 Shares     Price       Shares         Price
                                                -------   ---------    -------     ----------
        Outstanding at beginning of year         29,190   $    6.08     28,500     $     5.82
        Granted                                   7,185       11.00      2,710           8.88
        Exercised                                     -           -     (2,020)          6.15
        Forfeited                                     -           -          -              -
                                                -------                -------
        Outstanding at end of year               36,375        7.05     29,190           6.08
                                                =======                =======
        Exercisable at end of year               36,375        7.05     29,190           6.08
                                                =======                =======
        Weighted average fair value
            of options granted                  $  2.87                $  2.14
                                                =======                =======

     Options outstanding at December 31, 1998 totaling 26,700 with an exercise price between $5.25 and $6.25 have a weighted average remaining contractual life of 6.75 years and a weighted average exercise price of $5.82. Options outstanding at December 31, 1998 totaling 9,675 with an exercise price between $8.875 and $11.00 have a weighted average remaining contractual life of 9.50 years and a weighted average exercise price of $10.45.

     The Company reserved 96,000 shares of common stock for issuance to participants as options and restricted stock awards. There were 37,358 and 45,980 shares available for future grants at December 31, 1998 and March 31, 1998, respectively.

     Savings Plan

     First State sponsored a 401(k) savings plan covering substantially all of its employees and made matching contributions up to 4% of employee contributions. First State's matching contributions for the year ended March 31, 1998, totaled $9,103. As of January 1, 1998, the plan was terminated. The employees of First State were added to the ESOP and Pension Plan on January 1, 1998.

     Stock-Based Compensation

     In accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", the Company has elected to continue to apply APB Opinion 25 and related Interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation cost for options granted at market value. If the Company had elected to recognize compensation cost for options granted during the nine months ended December 31, 1998 and the year ended March 31, 1998, based on the fair value of the options granted at grant date as required by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands except per share amounts):

                                                         12/31/98     03/31/98
                                                        ---------    ---------
          Net income - as reported                      $   1,082    $   1,653
          Net income - pro forma                            1,052        1,620
          Earnings per share - as reported - basic            .46          .71
          Earnings per share - pro forma - basic              .45          .69
          Earnings per share - as reported - diluted          .44          .68
          Earnings per share - pro forma - diluted            .43          .66

     Because the SFAS No. 123 method of accounting has not been applied to options granted prior to April 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                         12/31/98     03/31/98
                                                        ---------    ---------
          Expected dividend yield                           3.06%        3.38%
          Expected stock price volatility                     30%          24%
          Risk-free interest rate                           4.79%        6.11%
          Expected life of options                        5 years      5 years

8.   COMMITMENTS AND CONTINGENCIES:

     Off-Balance Sheet Items

     The Banks' policies as to collateral and assumption of credit risk for off-balance sheet items are essentially the same as those for extensions of credit to its customers. At December 31, 1998, the Banks' off-balance sheet activities include outstanding commitments to originate and fund single-family mortgage loans, commercial loans, home equity loans and lines of credit of $7.1 million.

     Leases

     First Federal has a lease agreement for the building in which a branch office is located. Rental expense under this lease was $20,470 and $27,000 for the nine months ended December 31, 1998 and the year ended March 31, 1998, respectively. The lease agreement expires May 31, 2004. Future minimum lease payments under the lease in effect at December 31, 1998 are $27,500 for 1999, $28,000 for 2000, $29,000 for 2001, $30,000 for 2002, $31,000 for 2003 and
$13,000 for 2004.

     Special Dividend Declared

     Subsequent to December 31, 1998, the Company declared a special dividend of $.07 per share payable on March 10, 1999 to stockholders of record on March 1, 1999. The total cash payments required for this dividend will be approximately $178,000.

     Employment Agreements

     The Company has employment agreements with three executive officers. These agreements provide for salary continuation for the remaining term of the contract and insurance benefits for a six-month period in the event of a change in control of the Company or the death of the officer. These contracts currently expire December 31, 2001, and the maximum aggregate liability to the Company at December 31, 1998 is approximately $1,330,000.

     Litigation

     The Company and the Banks are parties to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the consolidated financial statements.

9. STOCKHOLDERS' EQUITY:

     In December 1991, the Company sold 690,000 shares (before consideration of stock splits) of common stock through subscription offerings in connection with First Federal's conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank (the "Conversion"). Net proceeds of the offering were approximately $5.4 million. As required by the Office of Thrift Supervision ("OTS") regulations, First Federal established a liquidation account at the time of the Conversion for the benefit of the remaining eligible account holders. The initial balance of this liquidation account was equal to First Federal's net worth as defined by OTS regulations as of the date of the latest statement of financial condition at the time of Conversion. In the event of a complete liquidation of First Federal (and only in such event), each eligible holder shall be entitled to receive a liquidation distribution from this account in the amount of the then current adjusted balance for deposits then held, before any liquidation distribution may be made to any stockholders. The liquidation account will not restrict First Federal's use or application of net worth except for the repurchase of First Federal's stock and the payment of dividends, if such payments would cause a reduction in First Federal's net worth below the liquidation account. Furthermore, First Federal may be prohibited from declaring cash dividends and repurchasing its own stock based upon various other regulatory restrictions.

     OTS regulations impose restrictions on the amount of dividends that may be paid by First Federal to FirstFed Bancorp, Inc. Under such regulations an institution maintaining specified supervisory examination ratings may make capital distributions during a calendar year equal to its net income for such year plus its retained net income for the preceding two years. Accordingly, under these regulations, approximately $2.5 million was available for dividend at December 31, 1998, without prior OTS approval.

     Banking laws and other regulations limit the amount of dividends a bank subsidiary may pay without prior regulatory approval. At December 31, 1998, approximately $755,000 was available for dividend payment from First State without such prior approval.

     Effective January 1, 1998, the Company established the Dividend Reinvestment and Stock Purchase Plan. Under this plan, participating stockholders may elect to reinvest dividends into additional shares of the Company's common stock. In addition, monthly optional cash payments, not less than $50 and up to $2,000 per month, may be made into the plan by participating stockholders to purchase shares of the Company's common stock. There were 500,000 shares of common stock reserved for participants of the plan. At December 31, 1998 and March 31, 1998, 6,500 shares and 3,174 shares, respectively, had been purchased for participants under the plan. The costs associated with this plan were immaterial during the nine months ended December 31, 1998 and the year ended March 31, 1998.

10.  FAIR VALUES OF FINANCIAL INSTRUMENTS:

     The Company's fair values of financial instruments as presented in accordance with the requirements of SFAS No. 107 and their related carrying amounts are as follows:

                                                         December 31, 1998          March 31, 1998
                                                      ----------------------    -----------------------
                                                       Carrying   Estimated      Carrying    Estimated
                                                        Amount    Fair Value      Amount     Fair Value
                                                      ---------   ----------    ---------    ----------
                                                                        (In thousands)
         FINANCIAL ASSETS:
         Cash and due from banks                      $    6,385  $    6,385    $   3,443    $    3,443
         Interest bearing deposits in banks                6,025       6,025        5,592         5,592
         Federal funds sold                               31,225      31,225       19,050        19,050
         Securities available for sale                     6,609       6,609       10,191         9,191
         Loans held for sale                               2,219       2,219          778           778
         Securities held to maturity                      16,976      17,180       19,118        19,291
         Loans, net                                      109,209     112,112      117,541       119,789
         Accrued interest receivable                       1,345       1,345        1,399         1,399

         FINANCIAL LIABILITIES:
         Deposits                                     $  167,257  $  170,052    $ 162,859    $  163,522
         Accrued interest payable                            141         141          197           197

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

     The following methods and assumptions were used by the Company in estimating the fair values provided above:

     Cash and Due from Banks, Interest Bearing Deposits in Banks, and Federal Fund Sold

     The carrying value of highly liquid instruments, such as cash on hand, interest and noninterest bearing deposits in financial institutions and federal funds sold, are considered to approximate their fair values.

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

     Loans Held for Sale

     All of the Company's loans held for sale are to third-party investors and have a readily determinable fair value.

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

11.  INCOME TAXES:

     The provision for income taxes for the nine months ended December 31, 1998 and the year ended March 31, 1998 was as follows:

                                                 12/31/98      03/31/98
                                                 --------     ----------
                                                      (In thousands)
      Current:
           Federal                               $    560     $    1,048
           State                                       81            135
                                                 --------     ----------
                                                      641          1,183
      Deferred, net                                  (111)          (258)
                                                 --------     ----------
               Totals                            $    530     $      925
                                                 ========     ==========

     The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate of 34% to income taxes for the nine months ended December 31, 1998 and the year ended March 31, 1998 were as follows:

                                                 12/31/98      03/31/98
                                                 --------     ----------
                                                     (In thousands)
      Pre-tax income at statutory rates          $    548     $      877
      Add (deduct):
      State income tax, net of federal
           tax benefit                                 44             70
      Other, net                                      (62)           (22)
                                                 --------     ----------
           Totals                                $    530     $      925
                                                 ========     ==========


     The components of the net deferred tax asset as of December 31, 1998 and March 31, 1998 were as follows:

                                                 12/31/98      03/31/98
                                                 --------     ----------
                                                      (In thousands)
      Deferred tax asset:
          Retirement and other benefit plans     $    225     $      258
          Allowance for loan losses                   325            265
          Other                                        80             22
                                                 --------     ----------
                                                      630            545
                                                 --------     ----------
      Deferred tax liability:
          Deferred loan fees                         (158)          (194)
          FHLB stock dividend                        (203)          (203)
          Depreciation                                (46)           (40)
          Unrealized gain on securities
               available for sale                     (22)           (14)
          Other                                       (68)           (64)
                                                 --------     ----------
                                                     (497)          (515)
                                                 --------     ----------
      Net deferred tax asset                     $    133     $       30
                                                 ========     ==========

12.  SUPPLEMENTAL INCOME STATEMENT INFORMATION:

     The following provides further analysis of other operating expenses for the nine months ended December 31, 1998 and the year ended March 31, 1998:

                                                 12/31/98      03/31/98
                                                 --------     ----------
                                                       (In thousands)
      Professional services                      $     88     $      126
      Computer services                               205            289
          Advertising                                  51             81
      Stationary and supplies                          95            126
      Other                                           520            654
                                                 --------     ----------
                                                 $    959     $    1,276
                                                 ========     ==========



13.  PARENT COMPANY FINANCIAL STATEMENTS:

     Separate condensed financial statements of FirstFed Bancorp, Inc. (the "Parent Company") as of and for the nine months ended December 31, 1998 and the year ended March 31, 1998 are presented below:


                       STATEMENTS OF FINANCIAL CONDITION
                     DECEMBER 31, 1998 AND MARCH 31, 1998
                                (In thousands)


                                                         12/31/98     03/31/98
                                                         --------    ----------
   ASSETS:
      Interest-bearing deposits                          $  1,120    $    1,897
      Investment in subsidiaries                           17,185        15,946
      Other assets                                            164            42
                                                         --------    ----------
                                                         $ 18,469    $   17,885
                                                         ========    ==========
   LIABILITIES:
      Dividend payable                                   $    178    $      150
      Other liabilities                                        88           102
                                                         --------    ----------
                                                              266           252
                                                         --------    ----------
   STOCKHOLDERS' EQUITY:
      Preferred stock                                           -             -
      Common stock                                             30            28
      Paid-in-capital                                       7,502         7,084
      Retained Earnings                                    15,622        15,204
      Deferred Compensation Obligation                      1,199             -
      Deferred Compensation Treasury Stock                 (1,373)            -
      Treasury stock                                       (3,752)       (3,752)
      Unearned compensation                                (1,064)         (948)
      Unrealized gain on securities
          available for sale, net                              39            17
                                                         --------    ----------
                                                           18,203        17,633
                                                         --------    ----------
                                                         $ 18,469    $   17,885
                                                         ========    ==========




                             STATEMENTS OF INCOME
 FOR THE NINE MONTHS ENDED DECEMBER 31, 1998 AND THE YEAR ENDED MARCH 31, 1998
                                (In thousands)

                                                         12/31/98     03/31/98
                                                         --------    ----------
      Income from subsidiaries:
        Dividends                                        $      -    $    1,200
        Interest                                               95            57
      Gain on sale of real estate held for investment           -           511
      Rental income                                             -            90
                                                         --------    ----------
        Total income                                           95         1,858
      Operating expense                                      (312)         (385)
                                                         --------    ----------
      Income (loss) before income taxes and equity in
        undistributed current year subsidiaries'
        earnings                                             (217)        1,473
      (Provision) benefit for income taxes                     76          (167)
                                                         --------    ----------
      Income (loss) before equity in undistributed
        current year subsidiaries' earnings                  (141)        1,306
      Equity in undistributed current year
        subsidiaries' earnings                              1,223           347
                                                         --------    ----------
        Net income                                       $  1,082    $    1,653
                                                         ========    ==========

                            STATEMENTS OF CASH FLOWS
  FOR THE NINE MONTHS ENDED DECEMBER 31, 1998 AND THE YEAR ENDED MARCH 31, 1998
                                (In thousands)

                                                                       12/31/98      03/31/98
                                                                      ----------    ----------
      Operating Activities:
        Net income                                                    $    1,082    $    1,653
        Equity in undistributed
        current year earnings of subsidiaries'                            (1,223)         (347)
                                                                      ----------    ----------
                                                                            (141)        1,306
                                                                      ----------    ----------
        Adjustments to reconcile net income to net cash
        provided by (used in) operating activities:
           Amortization of unearned compensation                             107           102
           Gain on sale of real estate held for investment                     -          (511)
           Other, net                                                       (577)          178
                                                                      ----------    ----------
        Net cash provided by (used in) operating activities                 (470)        1,075
                                                                      ----------    ----------

      Investing Activities:
        Proceeds from the sale of real estate held for investment              -         1,442
                                                                      ----------    ----------
           Net cash provided by investing activities                           -         1,442
                                                                      ----------    ----------

      Financing Activities:
        Proceeds from exercise of stock options                               90            80
        Proceeds from dividend reinvestment                                   97            30
        Dividends paid                                                      (635)         (678)
        Purchase of treasury stock                                             -        (1,539)
                                                                      ----------    ----------
        Net cash used in financing activities                               (448)       (2,107)
                                                                      ----------    ----------

      Increase (decrease) in cash and cash equivalents                      (777)          410

      Cash and cash equivalents at beginning of year                       1,897         1,487
                                                                      ----------    ----------
      Cash and cash equivalents at end of year                        $    1,120    $    1,897
                                                                      ==========    ==========

14.  SEGMENT DISCLOSURE:

     During the nine months ended December 31, 1998, the Company adopted SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." This Statement required disclosure of certain information about reportable operating segments of a company. The holding company is considered a separate reportable segment from the banking operations since it does not offer products or services or interact with customers, but does meet the quantitative threshold as outlined in the Statement.

     The Company's segment disclosure is as follows for the nine months ended December 31, 1998 and the year ended March 31, 1998.


                                                                    December 31, 1998
                                          -------------------------------------------------------------------
                                           Banking           Holding                                 Total
                                          Operations         Company            Eliminations        Company
                                          ----------       -----------          -----------       -----------
                                                                     (In thousands)
Net interest income                       $    4,517       $        95          $         -       $     4,612
Provision for loan losses                         86                 -                    -                86
Noninterest income                               620                 -                    -               620
Noninterest expense                            3,222               312                    -             3,534
                                          ----------       -----------          -----------       -----------
     Income (loss) before
         income taxes                          1,829              (217)                   -             1,612
Income tax expense (benefit)                     606               (76)                   -               530
                                          ----------       -----------          -----------       -----------
     Net income                           $    1,223       $      (141)         $         -       $     1,082
                                          ==========       ===========          ===========       ===========

     Total assets                         $  184,866       $    18,469          $  (17, 185)      $   186,150
                                          ==========       ===========          ===========       ===========



                                                                  March 31, 1998
                                          -------------------------------------------------------------------
                                           Banking           Holding                                 Total
                                          Operations         Company            Eliminations        Company
                                          ----------       -----------          -----------       -----------
                                                                     (In thousands)
Net interest income                       $    6,171       $        57          $         -       $     6,228
Provision for loan losses                        532                 -                    -               532
Noninterest income                               773               601                    -             1,374
Noninterest expense                            4,107               385                    -             4,492
                                          ----------       -----------          -----------       -----------
     Income before
         income taxes                          2,305               273                    -             2,578
Income tax expense                               758               167                    -               925
                                          ----------       -----------          -----------       -----------
     Net income                           $    1,547       $      106           $         -       $     1,653
                                          ==========       ===========          ===========       ===========

     Total assets                         $  179,529       $    17,885          $   (15,946)      $   181,468
                                          ==========       ===========          ===========       ===========

15.  REGULATORY MATTERS:

     The Banks are subject to various regulatory capital requirements administered by the federal and state banking agencies. The quantitative measures to ensure capital adequacy require the Banks to maintain minimum amounts and ratios, set forth in the table below, of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), of Tier 1 capital (as defined) to average assets (as defined), and tangible capital to average assets. Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Management believes, as of December 31, 1998 and March 31, 1998, that the Banks meet all capital adequacy requirements to which they are subject.

     As of December 31, 1998 and March 31, 1998, the most recent notification from the regulatory agencies categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institutions' category.

     Actual capital amounts in addition to required amounts and amounts needed to be well capitalized for Tier 1, Total, Tier 1 Leverage, and Tangible ratios for the Company and the Banks, as applicable, are as follows:

                                                                       December 31, 1998
                                          ---------------------------------------------------------------------
                                                                (Dollar amounts in thousands)
                                                                                                To Be Well
                                                                                             Capitalized Under
                                                                        For Capital          Prompt Corrective
                                                 Actual              Adequacy Purposes       Action Provisions
                                          -------------------        -----------------       -----------------
                                            Amount      Rate          Amount     Rate         Amount     Rate
                                          ----------  -------        --------  -------       --------  -------
Tier 1 Risk-Based Capital
     Consolidated                          $ 16,856    18.6%              N/A      N/A            N/A      N/A
     First Federal Savings Bank              11,627    14.1%       $    3,305     4.0%     $    4,959     6.0%
     First State Bank                         3,314    14.1%              941     4.0%          1,411     6.0%

Total Risk-Based Capital
     Consolidated                         $  17,937    19.8%              N/A      N/A            N/A      N/A
     First Federal Savings Bank              12,397    15.0%       $    6,611     8.0%     $    8,264    10.0%
     First State Bank                         3,608    15.3%            1,882     8.0%          2,352    10.0%

Tier 1 Leverage
     Consolidated                         $  16,856     9.3%              N/A      N/A            N/A      N/A
     First Federal Savings Bank              11,627     8.2%       $    5,650     4.0%     $    7,062     5.0%
     First State Bank                         3,314     7.6%            1,745     4.0%          2,182     5.0%

Tangible Capital
     First Federal Savings Bank           $  11,627     8.2%       $    2,119     1.5%            N/A      N/A

                                                                       March 31, 1998
                                          ----------------------------------------------------------------------
                                                                (Dollar amounts in thousands)
                                                                                                To Be Well
                                                                                             Capitalized Under
                                                                       For Capital           Prompt Corrective
                                                 Actual              Adequacy Purposes        Action Provisions
                                          ------------------         -----------------       -------------------
                                            Amount     Rate            Amount    Rate         Amount      Rate
                                          ---------  -------         --------- -------       ---------   -------
Tier 1 Risk-Based Capital
     Consolidated                         $  16,228    16.3%              N/A      N/A            N/A      N/A
     First Federal Savings Bank              10,679    13.3%       $    3,217     4.0%     $    4,826     6.0%
     First State Bank                         2,895    12.3%              943     4.0%          1,415     6.0%

Total Risk-Based Capital
     Consolidated                         $  17,334    17.4%              N/A      N/A            N/A      N/A
     First Federal Savings Bank              11,470    14.3%       $    6,435     8.0%     $    8,043    10.0%
     First State Bank                         3,190    13.5%            1,886     8.0%          2,358    10.0%

Tier 1 Leverage
     Consolidated                         $  16,228     9.0%              N/A      N/A            N/A      N/A
     First Federal Savings Bank              10,679     7.7%       $    5,545     4.0%     $    6,931     5.0%
     First State Bank                         2,895     7.1%            1,635     4.0%          2,044     5.0%

Tangible Capital
     First Federal Savings Bank           $  10,679     7.7%       $    2,079     1.5%            N/A      N/A

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                     GENERAL
     FirstFed Bancorp, Inc. (the "Company") is a financial institution holding company headquartered in Bessemer, Alabama. The Company owns 100% of the outstanding shares of common stock of its wholly-owned subsidiaries, First Federal Savings Bank ("First Federal") and First State Corporation ("FSC"). FSC owns 100% of the outstanding shares of common stock of First State Bank of Bibb County ("First State"). The Company's assets consist primarily of its investment in its financial institution subsidiaries and liquid investments.

     COMPARISON OF FINANCIAL CONDITION AS OF DECEMBER 31, 1998 AND MARCH 31, 1998, AND RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED DECEMBER 31, 1998 AND THE YEAR ENDED MARCH 31, 1998

CHANGES IN FINANCIAL CONDITION

     Total deposits grew to $167.3 million at December 31, 1998, a record level for the Company, compared to $162.9 million at March 31, 1998. The increase was primarily in savings accounts and certificates of deposit as the result of normal growth. Total assets increased to a record level of $186.1 million at December 31, 1998, compared to $181.5 million at March 31, 1998. Loan originations for the nine months ended December 31,1998 were slightly higher than the year ended March 31, 1998; however, fixed-rate loans sold into the secondary market represented a higher percentage of the loan originations. The result was a decrease in loans held in portfolio. This operating activity created an increase of $12.1 million in fed funds to a total of $31.2 million at December 31, 1998. The repayments, calls and maturities of securities were slightly more than purchases, which resulted in a slight decrease in securities to $23.5 million at December 31, 1998. In summary, funds generated from the increase in deposits, decrease in loan balances and decrease in securities were primarily invested in fed funds.

     Stockholders' equity increased $600,000 to $18.2 million at December 31, 1998. The net increase in equity during the nine months ended December 31, 1998 was primarily attributable to earnings of $1,082,000 partially offset by dividends declared of $664,000, or $.2725 per share. Diluted earnings per share were $.44 for the nine months ended December 31, 1998.

     The Banks meet all regulatory requirements related to liquidity and capital. If needed, sources of additional liquidity include certain securities which have been designated as available for sale and borrowing ability from the FHLB-Atlanta. See Notes 9 and 15 of the "Notes to Consolidated Financial Statements" regarding capital resources.

GENERAL RESULTS OF OPERATIONS

     Net income for the nine months ended December 31, 1998 was $1,082,000, a decrease of 34.5% from the prior year's amount of $1,653,000. The decrease was primarily the result of comparing a nine-month income period to a twelve-month income period. However, earnings from the comparable nine month period in 1997 have also decreased somewhat because of a slight reduction in net interest spread and an increase in noninterest expense primarily related to opening the Vance branch of First Federal during the prior year.

INTEREST INCOME

     Total interest income decreased $3.4 million to $10.1 million for the nine months ended December 31, 1998, from $13.5 million for the year ended March 31, 1998. This decrease was primarily the result of comparing a nine-month period to a twelve-month period, plus a decrease in the average yield on interest earning assets to 8.0% during the nine months ended December 31, 1998, from 8.3% for the year ended March 31, 1998, net of a slight increase in the average balance of interest earning assets. There was a slight increase in the average yield on loans to 9.2% for the nine months ended December 31, 1998, from 9.0% for the year ended March 31, 1998. Interest earned on securities decreased $658,000 to $1,131,000 for the nine months ended December 31, 1998, from $1,789,000 for the year ended March 31, 1998. The decrease was primarily the result of comparing a nine-month period to a twelve-month period. Also, the average yield on investments decreased to 5.8% for the nine months ended December 31, 1998, compared to 6.2% for the year ended March 31, 1998. This decrease in yield was partially offset by a slight increase in the average balance of securities.

INTEREST EXPENSE

     Total interest expense for the nine months ended December 31, 1998 was $5.5 million compared to $7.3 million for the year ended March 31, 1998. This decrease was primarily the result of comparing a nine-month period to a twelve-month period. The average level of deposits increased by $6.0 million, or 3.8%, to $161.9 million at December 31, 1998, from the March 31, 1998 average level of $155.9 million, while the average rate paid on deposits decreased slightly to 4.50%, from 4.67% for the year ended March 31, 1998.

NET INTEREST INCOME

     Net interest income for the nine months ended December 31, 1998 decreased approximately $1.6 million, to $4.6 million from $6.2 million for the previous year. This decrease was primarily the result of comparing a nine-month period to a twelve- month period, in addition to a decrease in net interest spread to 3.55% from 3.60% in the prior period. The decrease in spread is partially offset by an increase in average interest earning assets and interest bearing liabilities.

PROVISION FOR LOAN LOSSES

     The provision for loan losses is a function of the evaluation of the allowance for loan losses. The total allowance for loan losses was $1,081,000 at December 31, 1998 and $1,106,000 at March 31, 1998. During the nine months ended December 31, 1998, the provision for loan losses was $86,000. Net recoveries and charge-offs were also recognized during this nine-month period. The ratios of the allowance to total loans of 0.99% at December 31, 1998 and 0.94% at March 31, 1998 were considered reasonable in relation to estimated loss exposure.

     The Company's allowance for loan losses is based upon an estimated range of loss exposure. This effort is coordinated with regulators of the Banks to include recommendations and comments from examination reports. Actual losses on loans can vary significantly from the estimate. The methods and assumptions used to calculate the allowance are continually reviewed to insure that current factors are considered in the estimation process. For instance, changes occur in the loan portfolio mix. In the past few years, the Company has somewhat broadened its lending, resulting in a shift from a traditional thrift portfolio to a community bank portfolio. Consumer and commercial real estate loans have risen to comprise a consistently higher percentage of the loan portfolio. Other considerations include historical loss experiences, current economic conditions, distribution of the loan portfolio by risk class and the estimated value of the underlying collateral.

     In determining the allowance for loan losses, First Federal separates its loans into two primary categories: classified and non-classified loans. Within the primary categories, the loans are further categorized by collateral as mortgage and nonmortgage. These categories are used for assessment of the estimated level of allowance for loan losses needed. The allowance for non-classified loans is determined by applying an estimated loss factor which considers, among other things, the average of the last five years' losses. Classified loans include problem loans determined by an internal loan review committee or established classification criteria. The allowance for classified loans is determined by various methods including specific evaluation of collateral fair value, historical loss criteria and other specific analysis as needed. First State determines the allowance for loan losses based on specific review of all problem loans. This detailed analysis primarily determines the allowance on problem loans by specific evaluation of collateral fair value. The allowance for nonproblem loans considers historical losses and other relevant factors. The allowances are reviewed several times throughout the year to consider changes in loan portfolio and classification of loans which results in a self-correction mechanism.

NONINTEREST INCOME

     Noninterest income for the nine months ended December 31, 1998 totaled $620,000 as compared to $1,374,000 for the year ended March 31, 1998. The decrease was primarily the result of a gain of $511,000 recorded on the sale of real estate held for investment during the prior period, as well as comparing a nine-month period to a twelve-month period.

NONINTEREST EXPENSE

     Noninterest expense for the nine months ended December 31, 1998 totaled $3.5 million as compared to $4.5 million for the year ended March 31, 1998. This decrease is primarily the result of comparing a nine-month period to a twelve-month period.

INCOME TAXES

     Federal and state income taxes decreased $395,000, or 42.7%, to $530,000 in the nine months ended December 31, 1998, from $925,000 for the year ended March 31, 1998. The decrease was primarily the result of the approximate 37.5% decrease in income before taxes for the nine months ended December 31, 1998, as compared to the year ended March 31, 1998. The Company's effective tax rate for the nine months ended December 31, 1998 was 33% compared to 36% for the year ended March 31, 1998.

      COMPARISON OF FINANCIAL CONDITION AS OF MARCH 31, 1998 AND 1997, AND
        RESULTS OF OPERATIONS FOR THE YEARS ENDED MARCH 31, 1998 AND 1997

CHANGES IN FINANCIAL CONDITION

     Total deposits grew to $162.9 million at March 31, 1998, compared to $158.0 million at March 31, 1997. The increase was primarily in transaction NOW accounts as the result of normal growth, including additional local municipal accounts. Total assets increased to $181.5 million at March 31, 1998, compared to $178.1 million at March 31, 1997. Loan originations for fiscal 1998 were slightly higher than fiscal 1997; however, fixed-rate loans sold into the secondary market represented a higher percentage of the loan originations. The result was a decrease in loans held in portfolio. This operating activity created an increase of $14.8 million in fed funds to a total of $19.0 million at March 31, 1998. The purchase of securities approximated pay-offs received, which resulted in a slight decrease in securities to $28.3 million at March 31, 1998. In summary, funds generated from the increase in deposits and decrease in loan balances were primarily invested in fed funds.

     Stockholders' equity decreased $290,000 to $17.6 million at March 31, 1998. The net decrease in equity during fiscal 1998 was primarily attributable to the purchase of treasury stock totaling $1,539,000, and dividends declared of $705,000, or $.60 per share, offset by earnings of $1,653,000. Diluted earnings per share were $1.35 for the year ended March 31, 1998.

     The Banks meet all regulatory requirements related to liquidity and capital. If needed, sources of additional liquidity include certain securities which have been designated as available for sale and borrowing ability from the FHLB-Atlanta. See Notes 9 and 15 of the "Notes to Consolidated Financial Statements" regarding capital resources.

GENERAL RESULTS OF OPERATIONS

     Net income for the year ended March 31, 1998 was $1,653,000, an increase of 63.2% from the prior year's amount of $1,013,000. The increase was primarily attributable to two nonrecurring expense items recorded in the prior year: the SAIF special assessment of approximately $461,000 (after taxes) and the accrual of a lawsuit judgement in the amount of $165,000 (after taxes).

INTEREST INCOME

     Total interest income increased $200,000 to $13.5 million for fiscal 1998 from $13.3 million for fiscal 1997. This increase was primarily due to an increase in the average yield on interest earning assets to 8.3% during fiscal 1998 from 8.1% for fiscal 1997, offset by the effect of a 0.5% decrease in the average balance of interest earnings assets. There was a slight increase in the average yield on mortgage loans to 8.6% in fiscal 1998 from 8.5% in fiscal 1997 and an increase in the average yield on other loans to 12.0% from 10.6%. Interest earned on securities increased $206,000 to $1,789,000 in fiscal 1998 from $1,583,000 in fiscal 1997. The increase was primarily the result of an 11.7% increase in the average balance.

INTEREST EXPENSE

     Total interest expense for fiscal 1998 of $7.3 million remained the same as fiscal 1997. The average level of deposits increased $3.7 million, or 2.4%, to $155.9 million in fiscal 1998 from the fiscal 1997 average level of $152.2 million, while the average rate paid on deposits decreased to 4.67% in fiscal 1998 from 4.73% in fiscal 1997.

NET INTEREST INCOME

     Net interest income for the year ended March 31, 1998 increased approximately $200,000, or 3.3%, to $6.2 million from the fiscal 1997 level of $6.0 million. This increase was primarily due to the increase in the average yield on interest-earning assets, net of a slight decline in average total interest-earning assets to $163.8 million for fiscal 1998, from $165.6 million for fiscal 1997. Average deposits increased in fiscal 1998 over 1997 but the average rate paid on deposits decreased. The interest rate spread was 3.6% in fiscal 1998, up from 3.3% in fiscal 1997.

PROVISION FOR LOAN LOSSES

     Management recorded a provision for loan losses of $532,000 during fiscal 1998 as compared to $186,000 during fiscal 1997. The 1998 provision raised the Company's allowance for loan losses to a higher level within its estimated range of loss exposure. During 1998 management reevaluated its methodology for establishing the allowance, and the resulting increase was considered appropriate given a change in loan portfolio mix. The Company has somewhat broadened its lending, resulting in a shift from a traditional thrift portfolio to a community bank portfolio. Consumer and commercial real estate loans have risen to comprise a consistently higher percentage of the loan portfolio. After the provision, the ratio of the allowance to total loans of 0.94% is considered reasonable in relation to estimated loss exposure. The allowance for loan losses is based on management's evaluation of losses currently in the loan portfolio, and considers, among other factors, historical loss experience, current economic conditions, distribution of the loan portfolio by risk class and the estimated value of the underlying collateral.

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

INCOME TAXES

     Federal and state income taxes increased $419,000, or 82.8% , to $925,000 in fiscal 1998 from $506,000 in fiscal 1997. The increase was primarily the result of the approximate 70.0% increase in income before tax for fiscal 1998 compared to fiscal 1997. The Company's effective tax rate for fiscal 1998 was 36% compared to 33% in fiscal 1997.

                                 OTHER MATTERS

YEAR 2000

     The Company has addressed, and will continue to address, the issue of Year 2000, which relates to software originally being written using a two digit format rather than a four digit format to represent the year. The date change format requires modification to some software and computer systems so that dates beyond December 31, 1999 will be properly recognized. The Banks have formed committees to assess, test, prepare and overview the applicable software, equipment and related technologies related to Year 2000 readiness.

     The Banks rely primarily upon a third party processor and other vendors rather than internally generated software. Based on the analysis of software and equipment, in addition to ongoing discussions with vendors, the Company believes that upgrades, modifications or conversion of software planned by the Company and the third party vendors will properly address the Year 2000 issue. The third party processor, which processes all customer related data, has represented to the Banks that the testing of the software was substantially completed at December 31, 1998. The Banks have adopted Year 2000 Test Plans, which have already been tested and evaluated, or the Banks are in the process of conducting testing and evaluating results. If modifications to existing systems and conversions to new systems proceed as scheduled, management presently believes that the Year 2000 issue will not pose a substantial internal operating risk to the Company.

     Additionally, the Company has implemented a process for assessing readiness of various suppliers of other services. There can be no guarantee, however, that the systems of the Banks' third party processor and other outside parties will be Year 2000 compliant on a timely basis. In turn, this could result in disruption to the operations of the Company. The Banks have adopted a Year 2000 Contingency Plan which would replace their computerized operations with a manual system, if necessary.

     The Banks are educating and assisting customers in identifying their Year 2000 issues. It has been determined that this is a relatively low risk area in that the Banks have a minimal number of customers that place reliance on computers to conduct business.

     Total Year 2000 costs include such items as payroll costs, upgrading existing software applications, and replacing certain hardware. The Banks do not have a system that specifically tracks all costs and time spent on the Year 2000 issues. The Company is in the process of estimating total expense related to Year 2000. Such expenses incurred during the nine months ended December 31, 1998 are not considered significant.

                                COMMON STOCK DATA

     The Company's common stock trades on the NASDAQ SmallCap Stock Market under the symbol "FFDB". Trading information regarding the common stock appears in The Wall Street Journal under the abbreviation "FirstFdB". There currently are 2,472,927 shares of common stock outstanding and approximately 345 holders of record of the common stock. The following table sets forth the stock market price ranges of FirstFed Bancorp, Inc. as reported by NASDAQ SmallCap Market Systems and cash dividends declared per share of common stock for the calendar quarters as indicated.



                                       Stock Market
                                       Price Range             Dividends
                                       -----------              Declared
                                 Low            High           Per Share
                               -------        --------         ---------
Year Ended March 31, 1998:
       First Quarter          $  7.625        $   9.50         $   .1125
       Second Quarter            8.375           9.125             .0625
       Third Quarter             9.875           12.50             .0625
       Fourth Quarter            10.50           12.75             .0625


Nine Months Ended December 31, 1998:
       First Quarter         $ 11.125          $ 12.50          $   .1325
       Second Quarter           11.00            12.50               .07
       Third Quarter             9.50           11.125               .07

BOARDS OF DIRECTORS        FirstFed Bancorp, Inc. and First Federal Savings Bank
--------------------------------------------------------------------------------

                               B. K. Goodwin, III
          Chairman of the Board, Chief Executive Officer and President

                                  Fred T. Blair
                                     Retired

                                 James B. Koikos
                          Owner, Bright Star Restaurant

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

                                                 First State Bank of Bibb County
--------------------------------------------------------------------------------

                               B. K. Goodwin, III
                              Chairman of the Board

                                Milton R. Fulgham
                      Chief Executive Officer and President

                           William Elbert Belcher, III
                      Owner, Belcher Forest Products, Inc.

                                 R. Hugh Edmonds
                           Owner, Hugh Edmonds Realty

                               Randall J. Gilmore
                 Chairman and C.E.O., Moultrie Enterprises, Inc.

                                 Albert L. Green
                             Manager, N.D. Cass, Co.

                                 Howard C. Pate
                                     Retired

                                  Joe E. Weeks
                         Owner, J & J Metal and Salvage

OFFICERS                   FirstFed Bancorp, Inc. and First Federal Savings Bank
--------------------------------------------------------------------------------
   Executive Officers of FirstFed Bancorp, Inc. and First Federal Savings Bank

                               B. K. Goodwin, III
          Chairman of the Board, Chief Executive Officer and President

                                 C. Larry Seale
                            Executive Vice President

                                  Lynn J. Joyce
        Chief Financial Officer, Vice President, Secretary and Treasurer

                     Officers of First Federal Savings Bank

                               James E. Smith, Jr.
                                 Vice President

                                Cathy N. Ackerman
                   Assistant Vice President and Branch Manager

                                  W. Max Adams
                   Assistant Vice President and Branch Manager

                                 John F. Ammons
                   Assistant Vice President and Branch Manager

                                Brenda M. Baswell
                            Assistant Vice President

                                 F. Scott Morris
                               Compliance Officer

                               Robert Nelson, III
                    Assistant Vice President and Loan Officer

                                Martha P. Peeples
                   Assistant Vice President and Branch Manager

                                 J. Alton Yeager
                            Assistant Vice President

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

                                  Pamela Gamble
                                  Loan Officer