Form 10KSB, Exhibit 13
period 2000-12-31
FIRSTFED BANCORP INC
filed 2001-03-28
CIK 876947

CONTENTS
------------------------------------------------------------------------------

LETTER TO STOCKHOLDERS...................................................1

CONSOLIDATED FINANCIAL STATEMENTS........................................2
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS...............................6

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS................................23

MANAGEMENT'S DISCUSSION AND ANALYSIS....................................24

COMMON STOCK DATA.......................................................26

BOARDS OF DIRECTORS.....................................................27

OFFICERS................................................................28


------------------------------------------------------------------------------




                                CORPORATE PROFILE
        FirstFed Bancorp, Inc. (the "Company") is a financial holding company located in Bessemer, Alabama. It serves portions of the greater Birmingham metropolitan area and counties to the south and west through its financial institution subsidiaries, First Federal Savings Bank ("First Federal") and First State Bank of Bibb County ("First State"). First Federal is a federally chartered savings bank originally chartered in 1936. First Federal conducts its business through five offices, one each in Bessemer, Hueytown, Pelham, Hoover and Vance, Alabama. First State is an Alabama chartered commercial bank that conducts its business through three offices, one each located in West Blocton, Centreville and Woodstock, Alabama.

LETTER TO STOCKHOLDERS

        As we close fiscal year 2000, it is with pleasure that a 10% increase in earnings and an 8.9% increase in earnings per share over fiscal year 1999 can be reported. The increase in earnings to $1.55 million is primarily the result of an increase in our net interest spread, which was made possible by close scrutiny and management of the maturities of assets and liabilities. On this basis, a decline in assets and deposits from a year ago was allowed to occur through the movement of rate-sensitive funds. The end result was an improvement in net income since the composition of earning assets improved and asset yields increased. We are particularly pleased with these results given the difficult interest rate environment in which we have been operating. While the Company is subject to uncontrollable outside factors that have an impact on operating results, such as interest rates, management strives to limit risks and maintain a solid base for future years.

        Related to stock value, the Company paid dividends at over 60 percent of earnings for the past two years, and has done so again this year. The special dividend of 10 cents per share paid in the first quarter of 2001 was 43% higher than the regular dividend paid in each of the four quarters of 2000, and represents a 43% increase over the special dividend paid in March, 2000. At this level, the return on investment to purchasers of stock in the Company's initial public offering is 15.2% ($.38 on $2.50) and the return on a trading price near year-end is 4.75% ($.38 on $8.00).

        The remaining net earnings, which were not paid in dividends, increased the capital level to provide for future growth. In the short term, our stock is affected by industry trends in financial stock trading that may eventually adjust to different levels. In this respect, our goal is to build book value which helps to build stockholder value for the long term. By paying a relatively high amount of dividends, and building book value at the same time, we have made use of our consistent earnings over the past several years in a way we believe will maximize the value of our stock.

        FirstFed Bancorp continues to respond to the challenges facing community financial institutions. There is intense competition for customers, a difficult and changing interest rate environment, and rapidly changing technology and delivery channels. To address these challenges, fiscal year 2000 has been a year of both planning for the future and focusing on internal operations. For instance, with the passage of the Gramm-Leach-Bliley Act in the second quarter of 2000, the Company elected to be a "financial holding company", which allows FirstFed to engage in, and acquire companies engaged in, broader activities of a financial nature. Among other things, the Company is now authorized to engage in certain aspects of the securities and insurance businesses. While immediate plans do not include such activities, FirstFed has positioned itself to have this flexibility in the future.

        The Company has been investigating ways to increase nonoperating income. Much planning and work has been done so that insurance products will be offered in 2001. In addition, our new "First Online" internet banking product will be launched in the spring of 2001. Continued product expansion and growth is made possible through the investment of our stockholders, the confidence of our customers, and the commitment of our employees. The Board of Directors and our employees sincerely appreciate all of you.

                                                Sincerely,


                                                /s/ B. K. Goodwin, III
                                                ----------------------
                                                B. K. Goodwin, III
                                                Chairman of the Board, Chief
                                                Executive Officer and President

                             FIRSTFED BANCORP, INC.
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                        As of December 31, 2000 and 1999
             (Dollar amounts in thousands, except per share amounts)

                                                                                          2000             1999
                                                                                        ---------       ---------
ASSETS Cash and cash equivalents:
        Cash on hand and in banks                                                       $   3,173       $   6,132
        Interest-bearing deposits in other banks                                            1,520           6,455
        Federal funds sold                                                                     43           5,250
                                                                                        ---------       ---------
                                                                                            4,736          17,837
Securities available-for-sale                                                               9,090          12,383
Loans held for sale                                                                           351             255
Securities held-to-maturity, fair value of $15,903 and $18,602, respectively               15,833          18,825
Loans receivable, net of allowance for loan losses of $966 and $1,038,
        respectively                                                                      118,536         114,404
Land, buildings and equipment, net                                                          3,256           3,151
Goodwill                                                                                    1,092           1,200
Real estate owned                                                                           1,916             709
Accrued interest receivable                                                                 1,807           1,603
Other assets                                                                                  587             880
                                                                                        ---------       ---------
                                                                                        $ 157,204       $ 171,247
                                                                                        =========       =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
        Deposits                                                                        $ 136,417       $ 151,579
        Accrued interest payable                                                               85             147
        Dividend payable                                                                      178             175
        Other liabilities                                                                     364             366
                                                                                        ---------       ---------
                                                                                          137,044         152,267
                                                                                        ---------       ---------
Commitments and contingencies (Notes 3, 7, 8 and 9)

Stockholders' equity:
        Preferred stock, $.01 par value, 1,000,000 shares authorized, none
               issued and outstanding                                                          --              --
        Common stock, $.01 par value, 10,000,000 shares authorized, 3,118,273 issued and 2,538,371 outstanding at December 31, 2000 and 3,084,133
               issued and 2,504,231 outstanding at December 31, 1999                           31              31
        Paid-in capital                                                                     7,954           7,773
        Retained earnings                                                                  16,823          16,155
        Deferred compensation obligation (Note 7)                                           1,580           1,307
        Deferred compensation treasury stock (180,663 shares at December
               31, 2000 and 156,345 shares at December 31, 1999) (Note 7)                  (1,654)         (1,433)
        Treasury stock, at cost (579,902 shares at December 31, 2000
               and 1999)                                                                   (3,752)         (3,752)
        Unearned compensation                                                                (811)           (934)
        Accumulated other comprehensive loss                                                  (11)           (167)
                                                                                        ---------       ---------
                                                                                           20,160          18,980
                                                                                        ---------       ---------
                                                                                        $ 157,204       $ 171,247
                                                                                        =========       =========



The accompanying notes are an integral part of these consolidated statements.

                             FIRSTFED BANCORP, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                 For the Years Ended December 31, 2000 and 1999
             (Dollar amounts in thousands, except per share amounts)


                                                            2000             1999
                                                         ----------      ----------
INTEREST INCOME
        Interest and fees on loans                       $   10,832      $   10,003
        Interest and dividends on securities                  1,865           1,594
        Other interest income                                   460           1,335
                                                         ----------      ----------
               Total interest income                         13,157          12,932
                                                         ----------      ----------

INTEREST EXPENSE
        Interest on deposits                                  6,165           6,607
                                                         ----------      ----------
               Total interest expense                         6,165           6,607
                                                         ----------      ----------

Net interest income                                           6,992           6,325
               Provision for loan losses                        135             114
                                                         ----------      ----------
Net interest income after provision for loan losses           6,857           6,211
                                                         ----------      ----------

NONINTEREST INCOME
        Fees and other noninterest income                       919             936
                                                         ----------      ----------
               Total noninterest income                         919             936
                                                         ----------      ----------

NONINTEREST EXPENSE
        Salaries and employee benefits                        3,107           2,804
        Office building and equipment expense                   592             615
        Amortization of goodwill                                108             108
        Data processing expense                                 463             412
        Other operating expense                               1,037             995
                                                         ----------      ----------
               Total noninterest expense                      5,307           4,934
                                                         ----------      ----------

        Income before provision for income taxes              2,469           2,213
               Provision for income taxes                       919             810
                                                         ----------      ----------
NET INCOME                                               $    1,550      $    1,403
                                                         ==========      ==========

AVERAGE NUMBER OF SHARES OUTSTANDING - BASIC              2,459,148       2,410,800
                                                         ==========      ==========
BASIC EARNINGS PER SHARE                                 $      .63      $      .59
                                                         ==========      ==========

AVERAGE NUMBER OF SHARES OUTSTANDING - DILUTED            2,522,073       2,475,266
                                                         ==========      ==========
DILUTED EARNINGS PER SHARE                               $      .61      $      .56
                                                         ==========      ==========

DIVIDENDS DECLARED PER SHARE                             $      .35      $      .35
                                                         ==========      ==========

The accompanying notes are an integral part of these consolidated statements.

                             FIRSTFED BANCORP, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 For the Years Ended December 31, 2000 and 1999
             (Dollar amounts in thousands, except per share amounts)

                                                                                                  Deferred
                                                                                     Deferred      Compen-
                                                                                      Compen-      sation
                                             Common      Paid-In       Retained       sation      Treasury     Treasury
                                             Stock       Capital       Earnings     Obligation     Stock         Stock
                                           --------     ---------     ---------     ----------   ----------    ---------
BALANCE, December 31, 1998                 $     30     $  7,502      $ 15,622      $  1,199     $ (1,373)     $ (3,752)
        Net income                               --           --         1,403            --           --            --
        Change in unrealized gain
               (loss) on securities
               available-for-sale, net
               of tax of $159                    --           --            --            --           --            --

        Comprehensive income                     --           --            --            --           --            --

        Amortization of unearned
               compensation                      --           --            --            --           --            --
        Awards under stock plans                 --           20            --            --           --            --
        Dividends declared ($.35
               per share)                        --           --          (870)           --           --            --
        Exercise of stock options                 1          114            --            --           --            --
        Change in stock value of
               Employee Stock
               Ownership Plan                    --          (16)           --            --           --            --
        Purchase of Deferred
               Compensation Treasury             --           --            --            60          (60)           --
        Amortization of Deferred
               Compensation                      --           --            --            48           --            --
        Stock issued under Dividend
               Reinvestment Plan                 --          153            --            --           --            --
                                                        --------      --------      --------     --------      --------
BALANCE, December 31, 1999                       31        7,773        16,155         1,307       (1,433)       (3,752)
        Net income                               --           --         1,550            --           --            --
        Change in unrealized gain
               (loss) on securities
               available-for-sale, net
               of tax of $(128)                  --           --            --            --           --            --

        Comprehensive income                     --           --            --            --           --            --

        Amortization of unearned
               compensation                      --           --            --            --           --            --
        Awards under stock plans                 --           25            --            --           --            --
        Dividends declared ($.35
               per share)                        --           --          (882)           --           --            --
        Exercise of stock options                --           49            --            --           --            --
        Change in stock value of
               Employee Stock
               Ownership Plan                    --          (16)           --            --           --            --
        Purchase of Deferred
               Compensation Treasury             --           --            --           221         (221)           --
        Amortization of Deferred
               Compensation                      --           --            --            52           --            --
        Stock issued under Dividend
               Reinvestment Plan                 --          123            --            --           --            --
                                           --------      --------      --------     --------      --------      --------
BALANCE, December 31, 2000                 $     31     $  7,954      $ 16,823      $  1,580     $ (1,654)     $ (3,752)
                                           ========      ========      ========     ========      ========      ========



                                                        Accumulated
                                                           Other        Compre-
                                          Unearned        Compre-      hensive
                                           Compen-        hensive       Income
                                           sation          Loss        (Note 1)
                                         ----------     ----------    ---------
BALANCE, December 31, 1998                $ (1,064)     $     39
        Net income                              --            --      $  1,403
        Change in unrealized gain
               (loss) on securities
               available-for-sale, net
               of tax of $159                   --          (206)         (206)
                                                                      --------
        Comprehensive income                    --            --      $  1,197
                                                                      ========
        Amortization of unearned
               compensation                    150            --
        Awards under stock plans               (20)           --
        Dividends declared ($.35
               per share)                       --            --
        Exercise of stock options               --            --
        Change in stock value of
               Employee Stock
               Ownership Plan                   --            --
        Purchase of Deferred
               Compensation Treasury            --            --
        Amortization of Deferred
               Compensation                     --            --
        Stock issued under Dividend
               Reinvestment Plan                --            --
                                          --------      --------      --------
BALANCE, December 31, 1999                    (934)         (167)
        Net income                              --            --      $  1,550
        Change in unrealized gain
               (loss) on securities
               available-for-sale, net
               of tax of $(128)                 --           156           156
                                                                      --------
        Comprehensive income                    --            --      $  1,706
                                                                      ========
        Amortization of unearned
               compensation                    148            --
        Awards under stock plans               (25)           --
        Dividends declared ($.35
               per share)                       --            --
        Exercise of stock options               --            --
        Change in stock value of
               Employee Stock
               Ownership Plan                   --            --
        Purchase of Deferred
               Compensation Treasury            --            --
        Amortization of Deferred
               Compensation                     --            --
        Stock issued under Dividend
               Reinvestment Plan                --            --
                                           --------      --------
BALANCE, December 31, 2000                $   (811)     $    (11)
                                           ========      ========



The accompanying notes are an integral part of these consolidated statements.

                             FIRSTFED BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 For the Years Ended December 31, 2000 and 1999
                          (Dollar amounts in thousands)

                                                                                            2000          1999
                                                                                         ---------      --------
CASH FLOWS FROM OPERATING ACTIVITIES:
        Net income                                                                        $  1,550      $  1,403
        Adjustments to reconcile net income to net cash provided by (used in)
               operating activities:
               Depreciation, amortization and accretion                                        207           399
               Provision (credit) for deferred income taxes                                   (195)         (118)
               Provision for loan losses                                                       135           114
               Loan fees deferred, net                                                         265           257
               Loss on sale of real estate, net                                                104            30
               Origination of loans held for sale                                           (4,487)      (11,973)
               Proceeds from loans held for sale                                             4,391        13,937
               Amortization of goodwill                                                        108           108
               Provision for deferred compensation                                             221            60
        Decrease (increase) in assets:
               Accrued interest receivable                                                    (204)         (258)
               Other assets                                                                    361           457
        Increase (decrease) in liabilities:
               Accrued interest payable                                                        (62)            6
               Other liabilities                                                                (2)           (5)
                                                                                          --------      --------
                    Net cash provided by (used in) operating activities                      2,392         4,417
                                                                                          --------      --------
CASH FLOWS FROM INVESTING ACTIVITIES:
        Proceeds from maturities of securities available-for-sale                              950         3,050
        Proceeds from maturities and payments received on securities held-to-maturity        2,952         8,012
        Proceeds from the sale of securities available-for-sale                              4,496            --
        Purchase of securities held-to-maturity                                                 --       (10,000)
        Purchase of securities available-for-sale                                           (1,847)       (9,184)
        Proceeds from sale of real estate and repossessed assets                               409           796
        Net loan (originations) repayments                                                  (5,988)       (6,161)
        Capital expenditures                                                                  (375)         (385)
                                                                                          --------      --------
               Net cash provided by (used in) investing activities                             597       (13,872)
                                                                                          --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
        (Decrease) increase in deposits, net                                               (15,162)      (15,678)
        Proceeds from exercise of stock options                                                 49           115
        Proceeds from dividend reinvestment                                                    123           153
        Cash dividends paid                                                                   (879)         (873)
        Purchase of treasury stock for Deferred Compensation Plan                             (221)          (60)
                                                                                          --------      --------
               Net cash provided by (used in) financing activities                         (16,090)      (16,343)
                                                                                          --------      --------
NET DECREASE IN CASH AND CASH EQUIVALENTS                                                  (13,101)      (25,798)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                              17,837        43,635
                                                                                          --------      --------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                                  $  4,736      $ 17,837
                                                                                          ========      ========


The accompanying notes are an integral part of these consolidated statements.

                             FIRSTFED BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

1. SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:


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

        Pervasiveness of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The primary estimate herein is the allowance for loan losses.

        Securities

        The Company classifies securities as either trading, available-for-sale or held-to-maturity based on management's intent at the time of purchase and the Company's ability to hold such securities to maturity. There are no securities classified as trading as of December 31, 2000 and 1999.
        Securities designated as available-for-sale are carried at fair value. The unrealized difference between amortized cost and fair value of securities available-for-sale is excluded from earnings and is reported net of deferred taxes as a component of stockholders' equity in accumulated other comprehensive loss. This caption includes securities that management intends to use as part of its asset/liability management strategy or that may be sold in response to changes in interest rates, changes in prepayment risk, liquidity needs, or for other purposes.
        Securities classified as held-to-maturity are carried at amortized cost, as the Company has the ability and positive intent to hold these securities to maturity. Federal Home Loan Bank ("FHLB") and Federal Reserve stock are required stock holdings and are carried at cost, as there is no market for these shares.

        Loans Held for Sale

        Loans held for sale are recorded at the lower of amortized cost or market value, as such loans are not intended to be held to maturity. As of December 31, 2000 and 1999, loans held for sale consisted of mortgage loans that have been committed for sale to third-party investors.

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

        Allowance for Loan Losses

        The allowance for loan losses is maintained at levels which management considers adequate to absorb losses currently in the loan portfolio at each reporting date. Management's estimation of this amount includes a review of all loans for which full collectibility is not reasonably assured and considers, among other factors, prior years' loss experience, economic conditions, distribution of portfolio loans by risk class, the estimated value of underlying collateral, and the balance of any impaired loans (generally considered to be nonperforming loans, excluding residential mortgages and other homogeneous loans). Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from estimations; however, the allowance is reviewed periodically and as adjustments become necessary they are reported in earnings in the periods in which they become known. Specific allowances for impaired loans are based on comparisons of the carrying values of the loans to the present value of the loans' estimated cash flows at each loan's original effective interest rate, the fair value of the collateral, or the loans' observable market prices. The Company had no loans designated as impaired at either December 31, 2000 or 1999.

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

        Goodwill is amortized on a straight-line basis over 15 years. Accumulated amortization as of December 31, 2000 and 1999, was $533,000 and $425,000, respectively. The Company continually evaluates whether events and circumstances have occurred that indicate that such long-lived assets have been impaired. Measurement of any impairment of such long-lived assets is based on those assets' fair values and is recognized through a charge to the income statement. There were no significant impairment losses recorded during either period reported herein.

        Comprehensive Income

        Comprehensive income is the total of net income and all other non-owner changes in equity. Comprehensive income is displayed in the accompanying Consolidated Statements of Stockholders' Equity. There were sales of securities available-for-sale during the year ended December 31, 2000, however, the net realized loss was not material. There were no sales of securities available-for-sale for the year ended December 31, 1999, therefore no reclassification adjustments were necessary.

        Statements of Cash Flows

        For purposes of presenting the Consolidated Statements of Cash Flows, the Company considers cash on hand and in banks, interest-bearing deposits in other banks and federal funds sold to be cash and cash equivalents.


                                                               2000        1999
                                                               ----        ----
SUPPLEMENTAL CASH FLOW INFORMATION:                             (In thousands)
   Cash paid during the period for-
       Income taxes                                           $  970     $  782
       Interest                                                6,227      6,601
   Non-cash transactions-
       Transfers of loans receivable to real estate owned      1,686        773
       Noncash compensation under stock plans                     25         20

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

                                            Year Ended                                    Year Ended
                                         December 31, 2000                             December 31, 1999
                                -----------------------------------          ----------------------------------------
                                             Dilutive                                                      Dilutive
                                             Effect of                                                     Effect of
                                              Options                                                       Options
                                    Basic     Issued        Diluted             Basic         Issued        Diluted
                                ----------    -------     ----------         ----------     ----------    -----------
Net Income                      $1,550,000         --     $1,550,000         $1,403,000             --     $1,403,000
Shares available to
        common stockholders      2,459,148     62,925      2,522,073          2,410,800         64,466      2,475,266
                                ----------    -------     ----------         ----------     ----------
Earnings Per Share              $      .63         --     $      .61         $     0.59             --     $     0.56
                                ==========    =======     ==========         ==========     ==========     ==========


        Options to purchase 25,675 shares of common stock at December 31, 2000, at prices ranging from $9.00 to $12.38 were outstanding but not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common stock. The options will expire at various times over the next nine years. There were 61,503 and 70,289 shares of common stock held by the Employee Stock Ownership Plan and unallocated at December 31, 2000 and 1999, respectively. These shares are outstanding but not included in the computation of earnings per share.

        Pending Accounting Pronouncements

        In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement establishes accounting and reporting standards for derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognizes all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Under certain conditions, a derivative may be specifically designated as a hedge. Accounting for changes in fair value of derivatives will depend on their designation. In June 1999, the FASB issued SFAS No. 137 Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133. This Statement amends the effective date of SFAS No. 133, which will now be effective for all fiscal quarters of all fiscal years beginning June 15, 2000. In June 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities-An Amendment to FASB Statement No. 133. This Statement addresses a limited number of issues causing implementation difficulties for numerous entities that apply SFAS 133, and amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities.

        The Bank uses derivatives to hedge interest rate exposures by mitigating the interest rate risk of mortgage loans held for sale and mortgage loans in process. The Bank regularly enters into derivative financial instruments in the form of forward contracts, as part of its normal asset/liability management strategies. The Bank's obligations under forward contracts consist of "best effort" commitments to deliver mortgage loans originated in the secondary market at a future date. In addition, the FASB's Derivatives Implementation Group ("DIG") recently announced that interest rate lock commitments related to loans that are originated for later sale are to be classified as derivatives. In the normal course of business, the Bank regularly extends these rate lock commitments to customers during the loan origination process.
        On January 1, 2001, the Bank adopted SFAS No. 133, as amended. Management completed its assessment of the impact of this Statement on the Bank's financial position and results of operations and such impact is immaterial.
        In September 2000, the FASB issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125. This Statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosure. The Statement is effective for transfer and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. However, the Statement is currently effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral. Accordingly, disclosures pertaining to collateral have been properly included in these consolidated financial statements.

2.      SECURITIES AVAILABLE-FOR-SALE AND SECURITIES HELD-TO-MATURITY:


        The amortized cost, approximate fair value and gross unrealized gains and losses of the Banks' securities as of December 31, 2000 and 1999, were as follows:

                                                                       SECURITIES AVAILABLE-FOR-SALE
                              ------------------------------------------------------------------------------------------------------
                                               2000                                               1999
                              ------------------------------------------------------------------------------------------------------
                               Amortized    Unrealized    Unrealized    Fair      Amortized    Unrealized   Unrealized      Fair
                                 Cost          Gain         (Loss)      Value       Cost          Gain        (Loss)        Value
                              ----------    ---------     ---------   ---------   ---------    ---------   ------------   ---------
                                                                         (In thousands)
U. S. Government Agency
securities                    $    9,110    $     28     $     (48)   $   9,090    $  12,687    $      --    $    (304)   $  12,383
                              ==========    =========     =========   =========    =========    =========    ==========   =========


                                                                       SECURITIES HELD-TO-MATURITY
                              ------------------------------------------------------------------------------------------------------
                                               2000                                               1999
                              ------------------------------------------------------------------------------------------------------
                               Amortized    Unrealized   Unrealized     Fair       Amortized   Unrealized     Unrealized    Fair
                                 Cost         Gain         (Loss)       Value         Cost        Gain          (Loss)      Value
                              ----------    --------     ---------   ----------    ---------   -----------  ------------  ---------
                                                                         (In thousands)
U. S. Government Agency
securities                    $    9,000    $      1     $     (13)   $   8,988    $  10,000    $      --     $    (176)  $   9,824
FHLB and Federal Reserve
stock, at cost                       882          --            --          882          881           --            --         881
Obligations of states and
political subdivisions               906          20            --          926          905           17            (1)        921
Mortgage-backed securities         5,045          75           (13)       5,107        7,039           13           (76)      6,976
                              ----------    --------     ---------   ----------    ----------   ---------    -----------  ---------
                              $   15,833    $     96     $     (26)   $  15,903    $  18,825    $      30    $      (253) $  18,602
                              ==========    ========     =========   ==========     =========   =========    ===========  =========



        There were sales of securities available-for-sale for the year ended December 31, 2000, however, the net realized loss was not material. There were no sales of securities available-for-sale for the year ended December 31, 1999.
        The amortized cost and estimated fair value of debt securities available-for-sale and securities held-to-maturity at December 31, 2000, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                              Securities                  Securities
                                                          Available-for-Sale           Held-to-Maturity
                                                        ---------------------       ---------------------
                                                        Amortized                   Amortized
                                                          Cost     Fair Value         Cost     Fair Value
                                                        -------    ----------       -------    ----------
                                                                         (In thousands)
             Due in one year or less                    $ 1,202     $ 1,203         $   150     $   150
             Due after one year through five years        7,407       7,397           9,581       9,583
             Due after five years through ten years         501         490             175         181
                                                        -------     -------         -------     -------
                                                          9,110       9,090           9,906       9,914
             FHLB and Federal Reserve stock                  --          --             882         882
             Mortgage-backed securities                      --          --           5,045       5,107
                                                        -------     -------         -------     -------
                                                        $ 9,110     $ 9,090         $15,833     $15,903
                                                        =======     =======         =======     =======


        Securities held-to-maturity totaling $5,491,450 and securities available-for-sale totaling $6,907,974 were pledged as collateral against certain public deposits at December 31, 2000. Securities held-to-maturity totaling $10,726,000 were pledged as collateral against certain public deposits at December 31, 1999. Deposits associated with pledged securities had an aggregate balance of $2,707,055 and $7,294,000 at December 31, 2000 and 1999, respectively.

3. LOANS RECEIVABLE:

Loans receivable at December 31, 2000 and 1999, consisted of the following:

                                                         2000           1999
                                                       ---------      ---------
                                                             (In thousands)
             Mortgage loans:
                    One-to-four family residential     $  80,241      $  80,973
                    Commercial real estate                15,876         14,731
                    Other                                  2,099          2,191
             Commercial loans                             10,702         11,670
             Consumer loans                               13,974         11,117
                                                       ---------      ---------
                                                         122,892        120,682
             Less --
                    Undisbursed portion of
                      mortgage loans                       3,389          5,211
                    Escrow, net                               16             19
                    Allowance for loan losses                966          1,038
                    Net deferred loan fees (costs)           (15)            10
                                                       ---------      ---------
                                                       $ 118,536      $ 114,404
                                                       =========      =========

        First Federal and First State have a credit concentration in residential real estate mortgage loans. Substantially all of the Banks' customers are located in the trade areas of Jefferson, Shelby and Bibb Counties in Alabama. Although the Banks generally have established underwriting standards, including a collateral policy that stipulates thresholds for loan to collateral values, the ability of their borrowers to meet their residential mortgage obligations is dependent upon local economic conditions.
        In the ordinary course of business, the Banks make loans to officers, directors, employees and other related parties. These loans are made on substantially the same terms as those prevailing for comparable transactions with others. Such loans do not involve more than normal risk of collectibility nor do they present other unfavorable features. The amounts of such related party loans at December 31, 2000 and 1999, were $5,295,000 and $5,669,000, respectively. During the year ended December 31, 2000, new loans totaled $2,277,000, repayments were $2,611,000 and loans to parties who are no longer related totaled $40,000.
        An analysis of the allowance for loan losses is detailed below.



                                                For the Year Ended December 31,
                                                    2000            1999
                                                   ------          ------
                                                       (In thousands)
             Balance, beginning of period         $ 1,038         $ 1,081
             Provision                                135             114
             Charge-offs                             (251)           (207)
             Recoveries                                44              50
                                                  -------         -------
             Balance, end of period               $   966         $ 1,038
                                                  =======         =======

4. LAND, BUILDINGS AND EQUIPMENT:

        Land, buildings and equipment at December 31, 2000 and 1999, are summarized as follows:

                                                          2000       1999
                                                         ------     ------
                                                           (In thousands)
             Land                                        $1,090     $  846
             Buildings and improvements                   2,817      2,791
             Furniture and equipment                      1,901      1,882
                                                         ------     ------
                                                          5,808      5,519
                  Less: Accumulated depreciation          2,552      2,368
                                                         ------     ------
                                                         $3,256     $3,151
                                                         ======     ======

5. REAL ESTATE OWNED:

        Real estate owned was $1,916,000 and $709,000 at December 31, 2000 and 1999, respectively. Foreclosed real estate owned is carried at the lower of the recorded investment in the loan or fair value of the property, less estimated costs of disposition. Holding costs related to real estate owned are expensed as incurred. Valuations are periodically performed by management and a provision for estimated losses on real estate is charged to earnings when such losses are determined. There was no valuation allowance on real estate owned at either December 31, 2000 or 1999.

6. DEPOSITS:

        Deposits at December 31, 2000 and 1999, were as follows:

                                                   2000            1999
                                                  ------          ------
                                                      (In thousands)
             Transaction accounts                $ 26,576        $ 30,862
             Savings accounts                      23,260          25,728
             Savings certificates                  86,581          94,989
                                                 --------        --------
                                                 $136,417        $151,579
                                                 ========        ========


        The aggregate amount of jumbo savings certificates with a minimum denomination of $100,000 was $15,775,000 and $19,663,000 at December 31, 2000
and 1999, respectively.

        Interest on deposits for the year ended December 31, 2000 and 1999, consisted of the following:


                                                    2000            1999
                                                   ------          ------
                                                       (In thousands)
             Transaction accounts                  $  449          $  474
             Savings accounts                         682             709
             Savings certificates                   5,034           5,424
                                                   ------          ------
                                                   $6,165          $6,607
                                                   ======          ======



        At December 31, 2000 and 1999, the scheduled maturities of savings certificates were as follows:


                                                    2000            1999
                                                   ------          ------
                                                       (In thousands)
             Within one year                      $49,999         $65,012
             One to three years                    18,523          17,408
             Three to five years                   18,059          12,569
                                                  -------         -------
                                                  $86,581         $94,989
                                                  =======         =======


7. INCENTIVE COMPENSATION AND EMPLOYEE BENEFITS:

        Defined Benefit Pension Plan

        First Federal has a noncontributory defined benefit pension plan available to all eligible employees. The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated financial statements at/or during the periods ended December 31, 2000 and 1999:

                                                               2000           1999
                                                              ------         ------
                                                                 (In thousands)
Change in benefit obligation:
       Benefit obligation at beginning of year                $ 1,738       $ 1,912
          Service cost                                            176           182
          Interest cost                                           142           134
          Actuarial (gain) loss                                   227          (267)
          Benefits and expenses paid                             (203)         (223)
                                                              -------       -------
       Benefit obligation at end of year                        2,080         1,738
                                                              -------       -------
Change in plan assets:
       Fair value of plan assets at beginning of year           1,834         1,738
          Actual return on plan assets                             20           119
          Employer contribution                                   211           200
          Benefits and expenses paid                             (203)         (223)
                                                              -------       -------
       Fair value of plan assets at end of year                 1,862         1,834
                                                              -------       -------
Funded status of plan:
       Funded status of plan                                     (218)           96
          Unrecognized actuarial loss                             455            87
          Unrecognized prior service cost                           1             1
          Unrecognized net transition obligation                   (9)          (12)
                                                              -------       -------
       Net asset recognized                                   $   229       $   172
                                                              =======       =======
Weighted average assumptions:
       Discount rate                                             7.50%         8.00%
       Expected return on plan assets                            9.00%         9.00%
       Rate of compensation increase                             5.00%         5.00%


                                                                 2000          1999
                                                              -------       -------
Components of net periodic benefit cost:                          (In thousands)
       Service cost                                           $   176       $   182
       Interest cost                                              142           134
       Expected return on plan assets                            (160)         (162)
       Amortization of transitional (asset) or obligation          (3)           (3)
       Recognized actuarial loss                                   --            10
                                                              -------       -------
          Net periodic benefit cost                           $   155       $   161
                                                              =======       =======

        Employee Stock Ownership Plan

        The Company maintains an Employee Stock Ownership Plan ("ESOP") for eligible employees. In December 1997, the ESOP purchased 87,862 shares from treasury with the proceeds from a $950,000 note from the Company. The note is secured by the common stock owned by the ESOP and has been eliminated in consolidation. Principal payments under the note are due in equal and annual installments through December 2007; interest is payable at a rate of prime + 1%. The compensation expense related to the ESOP for both of the years ended December 31, 2000 and 1999, was approximately $95,000. Unearned compensation related to the ESOP was approximately $669,000 and $764,000 at December 31, 2000 and 1999, respectively, and is shown as a reduction of stockholders' equity in the accompanying Consolidated Statements of Financial Condition.

        Deferred Compensation Plan

        The Company maintains a Deferred Compensation Plan pursuant to which directors, officers and select employees may annually elect to defer the receipt of Board fees and up to 25% of their salary, as applicable. Associated with the Deferred Compensation Plan is a separate grantor trust to which all fee and salary deferrals may be contributed. The trust assets will be used to pay benefits to participants, but are subject to the claims of general creditors of the Company until distributed from the trust. Subject to the guidelines under the Deferred Compensation Plan, each participant may elect (i) the time and manner under which his or her Plan benefit will be paid, and (ii) the measure of the deemed investment return on his or her deferred compensation account. Such return may be based in whole or in part on either the rate of return on the Company's common stock or First Federal's highest yielding one-year certificate of deposit. A participant who elects the Company's common stock rate of return will be distributed shares of the Company's common stock when his or her plan benefit is paid. Each director of the Company, whenever elected or appointed and whether or not also employed by the Company, is also entitled to receive an initial credit to his or her account of $71,000, which will vest based on his or her overall years of service as a director of the Company. Vested benefits become payable at the election of a participant as made one year prior to distribution. If a participant dies prior to collecting his or her entire vested benefit under the Deferred Compensation Plan, the value of such vested but unpaid benefit will be paid to the director's designated beneficiary or estate. The trust assets approximately equaled the amount of the individual participant accounts as of December 31, 2000 and 1999. In accordance with Emerging Issues Task Force No. 97-14, the Company shares owned by the trust are recorded as treasury stock and the amount owed to participants is recorded in the stockholders' equity section of the accompanying Consolidated Statements of Financial Condition. The trust owned 180,663 and 156,345 shares of the Company's common stock as of December 31, 2000 and 1999, respectively.

        Stock Option Plans

        The Company has three stockholder-approved stock option plans: the Incentive Stock Option Plan for senior officers and key employees (the "Stock Plan"), the Stock Option Plan for Outside Directors (the "Directors' Plan") and the 1995 Stock Option and Incentive Plan (the "1995 Plan"). All plans provide for the grant of options at an exercise price equal to the fair market value on the date of grant. Options under the Stock Plan become exercisable on a basis as determined by the Stock Option Committee. Options granted under the Directors' Plan and 1995 Plan are immediately exercisable. Options under all plans expire no later than 10 years from date of grant. An analysis of stock options for the years ended December 31, 2000 and 1999, follows:

                                           2000                    1999
                                   -------------------      -------------------
                                              Weighted                 Weighted
                                               Average                  Average
                                              Exercise                 Exercise
                                    Shares     Price         Shares     Price
                                   -------    --------      -------    --------
Outstanding at beginning of year   164,716    $   6.02       194,216      $5.42
Granted                                 --          --            --         --
Exercised                          (16,500)       3.44       (29,500)      3.26
Forfeited                               --          --            --         --
                                                            --------      -----
Outstanding at end of year         148,216        6.31       164,716       6.02
                                                            ========      =====
   Exercisable at end of year      148,216        6.31       164,716       6.02
                                                            ========      =====
Weighted average fair value
       of options granted         $    N/A                     $ N/A
                                  ========                  ========



        The following table summarizes information about these stock options at December 31, 2000:

                                                          Weighted
                                                          Average      Weighted
                                                         Remaining      Average
                Range of         Number Outstanding     Contractual    Exercise
             Exercise Prices    at December 31, 2000        Life        Price
             ---------------    --------------------   --------------  --------

                 $2.50                 1,600             1.00 years     $2.50
              $5.25 - $6.50          126,816             4.85 years     $5.80
              $8.94 - $12.34          19,800             6.75 years     $9.95
                                   ---------
                                     148,216

        The 1995 Plan allows for the grant of restricted stock awards. Each director of the Company has received a restricted stock award for 2,000 shares of common stock that vests at the rate of 20% per year of service. Participants may elect to defer receipt of all or a percentage of shares. The compensation expense related to the restricted stock awards for each of the years ended December 31, 2000 and 1999, was approximately $41,000. At December 31, 2000 and 1999, unearned compensation related to these awards was approximately $100,000 and $141,000.


        Incentive Compensation Plan

        The Company maintains the stockholder-approved FirstFed Bancorp, Inc. Incentive Compensation Plan whereby eligible employees and directors may receive cash bonuses in the event the Company achieves certain performance goals indicative of its profitability and stability. In addition, key employees and directors are eligible to receive "Restricted Stock" awards and stock option awards. The Restricted Stock awards are considered unearned compensation at the time of award and compensation is earned ratably over the stipulated three year vesting period. There were 3,240 and 2,231 shares of restricted stock awarded during the periods ended

December 31, 2000 and 1999, respectively. The compensation expense related to the Restricted Stock awards for the years ended December 31, 2000 and 1999, was approximately $15,000 and $10,000, respectively. At December 31, 2000 and 1999, unearned compensation related to the Restricted Stock awards was approximately $40,000 and $29,000, respectively, and is shown as a reduction to stockholders' equity in the accompanying Consolidated Statements of Financial Condition.

        The stock option awards are incentive stock options for employees and non-incentive stock options for non-employee directors. Both provide for the grant of options at an exercise price equal to the fair market value on the date of grant. Options granted are immediately exercisable. Options expire no later than 10 years from date of grant. An analysis for the years ended December 31, 2000 and 1999, follows:

                                                           2000                       1999
                                                   ---------------------     -----------------------
                                                               Weighted                    Weighted
                                                               Average                      Average
                                                               Exercise                    Exercise
                                                    Shares      Price         Shares        Price
                                                   -------     --------      --------     --------
             Outstanding at beginning of year      44,615      $   7.58       36,375      $   7.05
             Granted                               16,200          8.00       11,155          9.00
             Exercised                               (465)         9.00       (2,915)         6.46
             Forfeited                                 --            --           --            --
                                                                             -------         -----
             Outstanding at end of year            60,350          7.68       44,615          7.58
                                                   ======                     ======
             Exercisable at end of year            60,350          7.68       44,615          7.58
                                                   ======                     ======
             Weighted average fair value
                    of options granted             $ 3.06                   $   2.67
                                                   ======                   ========

        The following table summarizes information about these stock options at December 31, 2000:

                                                           Weighted
                                                           Average      Weighted
                                                          Remaining     Average
                Range of          Number Outstanding     Contractual    Exercise
             Exercise Prices     at December 31, 2000       Life         Price
             ---------------     --------------------   -------------  ---------

             $5.25 - $8.00             40,560             7.15 years     $6.69
             $8.88 - $11.00            19,790             8.15 years     $9.71
                                      -------
                                       60,350

        The Company reserved 96,000 shares of common stock for issuance to participants as options and restricted stock awards. There were 4,532 and 23,972 shares available for future grants at December 31, 2000 and 1999, respectively.

        Stock-Based Compensation

        In accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", the Company has elected to continue to apply APB Opinion 25 and related Interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation cost for options granted at market value. If the Company had elected to recognize compensation cost for options granted during the years ended December 31, 2000 and 1999, based on the fair value of the options granted at the grant date as required by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands except per share amounts):

                                                            2000         1999
                                                           ------       ------

             Net income - as reported                    $   1,550    $   1,403
             Net income - pro forma                          1,510        1,377
             Earnings per share - as reported - basic          .63          .59
             Earnings per share - pro forma - basic            .61          .57
             Earnings per share - as reported - diluted        .61          .56
             Earnings per share - pro forma - diluted          .60          .56

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                        2000            1999
                                                       ------          ------

        Expected dividend yield                         4.38%           3.89%
        Expected stock price volatility                   34%             34%
        Risk-free interest rate                         4.98%           5.89%
        Expected life of options                      5 years         5 years


8. COMMITMENTS AND CONTINGENCIES:

        Off-Balance Sheet Items

        The Banks' policies as to collateral and assumption of credit risk for off-balance sheet items are essentially the same as those for extensions of credit to its customers. At December 31, 2000, the Banks' off-balance sheet activities included outstanding commitments to originate and fund single-family mortgage loans, commercial loans, home equity loans and lines of credit totaling $10.8 million.

        Leases

        First Federal has a lease agreement for a building in which a branch office is located. Rental expense under this lease was $28,000 and $27,000 for the years ended December 31, 2000 and 1999, respectively. The lease agreement expires May 31, 2004. Future minimum lease payments under the lease in effect at December 31, 2000, are $29,000 for 2001, $30,000 for 2002, $31,000 for 2003, and
$13,000 for 2004.

        Special Dividend Declared

        Subsequent to December 31, 2000, the Company declared a special dividend of $.10 per share payable on March 12, 2001, to stockholders of record on March 1, 2001. The total cash payments required for this dividend will be approximately $254,000.

        Employment Agreements

        The Company has employment agreements with three executive officers. These agreements provide for salary continuation for the remaining term of the contract and insurance benefits for a six-month period in the event of a change in control of the Company or the death of the officer. These contracts currently expire on either December 31, 2001, or December 31, 2003, and the maximum aggregate liability to the Company at December 31, 2000, is approximately $1.0 million.

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

        OTS regulations impose restrictions on the amount of dividends that may be paid by First Federal to FirstFed Bancorp, Inc. Under such regulations an institution maintaining specified supervisory examination ratings may make capital distributions during a calendar year equal to its net income for such year plus its retained net income for the preceding two years. Accordingly, under these regulations, approximately $2.9 million was available for dividend payment from First Federal at December 31, 2000, without prior OTS approval.
        Banking laws and other regulations limit the amount of dividends a bank subsidiary may pay without prior regulatory approval. At December 31, 2000, approximately $1.0 million was available for dividend payment from First State without such prior approval.
        The Company maintains a Dividend Reinvestment and Stock Purchase Plan. Under this plan, participating stockholders may elect to reinvest dividends into additional shares of the Company's common stock. In addition, monthly optional cash payments, not less than $50 and up to $2,000 per month, may be made into the plan by participating stockholders to purchase shares of the Company's common stock. There were 500,000 shares of common stock reserved for participants of the plan. At December 31, 2000 and 1999, 45,870 shares and 29,800 shares, respectively, had been purchased for participants under the plan. The costs associated with this plan were immaterial during the years ended December 31, 2000 and 1999.


10. FAIR VALUES OF FINANCIAL INSTRUMENTS:

        The Company's fair values of financial instruments as presented in accordance with the requirements of SFAS No. 107 and their related carrying amounts at December 31, 2000 and 1999, are as follows:

                                                      2000                      1999
                                            ------------------------   -----------------------
                                             Carrying     Estimated    Carrying     Estimated
                                              Amount      Fair Value    Amount      Fair Value
                                             --------     ----------   --------     ----------
                                                               (In thousands)
FINANCIAL ASSETS:
Cash on hand and in banks                    $  3,173     $  3,173     $  6,132     $  6,132
Interest-bearing deposits in other banks        1,520        1,520        6,455        6,455
Federal funds sold                                 43           43        5,250        5,250
Securities available-for-sale                   9,090        9,090       12,383       12,383
Loans held for sale                               351          351          255          255
Securities held-to-maturity                    15,833       15,903       18,825       18,602
Loans receivable, net                         118,536      121,457      114,404      114,329
Accrued interest receivable                     1,807        1,807        1,603        1,603
FINANCIAL LIABILITIES:
Deposits                                     $136,417     $136,632     $151,579     $150,917
Accrued interest payable                           85           85          147          147



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

        The following methods and assumptions were used by the Company in estimating the fair values provided above:

        Cash on Hand and in Banks, Interest-Bearing Deposits in Other Banks, and Federal Fund Sold

        The carrying value of highly liquid instruments, such as cash on hand, interest-bearing deposits in financial institutions and federal funds sold, are considered to approximate their fair values.

        Securities Available-for-Sale and Securities Held-to-Maturity

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

        Loans Receivable, Net

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


11.     INCOME TAXES:

        The provision for income taxes for the years ended December 31, 2000 and 1999, was as follows:

                                   2000          1999
                                  ------        ------
                                     (In thousands)
        Current:
                Federal           $   938      $   832
                State                 176           96
                                  -------      -------
                                    1,114          928
        Deferred, net                (195)        (118)
                                  -------      -------
                       Totals     $   919      $   810
                                  =======      =======

        The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate of 34% to income taxes for the years ended December 31, 2000 and 1999, were as follows:

                                                    2000          1999
                                                   ------        ------
                                                      (In thousands)
        Pre-tax income at statutory rates            $839         $752
        Add (deduct):
        State income tax, net of federal
                tax benefit                            67           56
        Other, net                                     13            2
                                                     ----         ----
                Totals                               $919         $810
                                                     ====         ====

        The components of the net deferred tax asset as of December 31, 2000 and 1999, were as follows:

                                                         2000          1999
                                                        ------        ------
                                                            (In thousands)
Deferred tax asset:
       Retirement and other benefit plans                  $ 329      $ 317
       Allowance for loan losses                             461        361
       Unrealized loss on securities
               available-for-sale                              9        137
       Other                                                  85         35
                                                           -----      -----
                                                             884        850
                                                           -----      -----
Deferred tax liability:
       Deferred loan fees                                    (74)      (103)
       FHLB stock dividend                                  (203)      (203)
       Depreciation                                          (26)       (22)
       Other                                                 (86)       (94)
                                                           -----      -----
                                                            (389)      (422)
                                                           -----      -----
Net deferred tax asset                                     $ 495      $ 428
                                                           =====      =====



12.     PARENT COMPANY FINANCIAL STATEMENTS:

        Separate condensed financial statements of the Company as of and for the years ended December 31, 2000 and 1999, are presented below:

                        STATEMENTS OF FINANCIAL CONDITION
                           DECEMBER 31, 2000 AND 1999
                                 (In thousands)


        ASSETS:                                          2000           1999
                                                       --------       --------
               Interest-bearing deposits               $    352       $    500
               Investment in subsidiaries                19,156         17,867
               Other assets                                 887            824
                                                       --------       --------
                                                       $ 20,395       $ 19,191
                                                       ========       ========
        LIABILITIES:
               Dividend payable                        $    178       $    175
               Other liabilities                             57             36
                                                       --------       --------
                                                            235            211
                                                       --------       --------
        STOCKHOLDERS' EQUITY:
               Preferred stock                               --             --
               Common stock                                  31             31
               Paid-in-capital                            7,954          7,773
               Retained earnings                         16,823         16,155
               Deferred compensation obligation           1,580          1,307
               Deferred compensation treasury stock      (1,654)        (1,433)
               Treasury stock                            (3,752)        (3,752)
               Unearned compensation                       (811)          (934)
               Unrealized (loss) gain on securities
                      available for sale, net               (11)          (167)
                                                       --------       --------
                                                         20,160         18,980
                                                       --------       --------
                                                       $ 20,395       $ 19,191
                                                       ========       ========

                              STATEMENTS OF INCOME
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
                                 (In thousands)

                                                                                 2000          1999
                                                                               -------       -------

        Income from subsidiaries:
           Dividends                                                           $   875       $    --
           Interest                                                                 85            91
        Operating expense                                                         (675)         (512)
                                                                               -------       -------
        Income (loss) before income taxes and equity in
           undistributed current year subsidiaries'
           earnings                                                                285          (421)
        Benefit for income taxes                                                   208           147
                                                                               -------       -------
        Income (loss) before equity in undistributed current
           year subsidiaries' earnings                                             493          (274)
        Equity in undistributed current year
           subsidiaries' earnings                                                1,057         1,677
                                                                               -------       -------
           Net income                                                          $ 1,550       $ 1,403
                                                                               =======       =======


                     STATEMENTS OF CASH FLOWS
          FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
                          (In thousands)


        Operating Activities:                                                     2000          1999
                                                                               -------       -------
           Net income                                                          $ 1,550       $ 1,403
           Equity in undistributed
           current year earnings of subsidiaries'                               (1,057)       (1,677)
                                                                               -------       -------
                                                                                   493          (274)
                                                                               -------       -------
           Adjustments  to reconcile  net income to net cash  provided by
           (used in) operating activities:
               Amortization of unearned compensation                               148           150
               Other, net                                                          (82)          103
                                                                               -------       -------
           Net cash provided by (used in) operating activities                      66           253
                                                                               -------       -------

        Financing Activities:
           Proceeds from exercise of stock options                                  49           115
           Proceeds from dividend reinvestment                                     123           153
           Dividends paid                                                         (879)         (867)
                                                                               -------       -------
           Net cash used in financing activities                                  (707)         (599)
                                                                               -------       -------

        Decrease in cash and cash equivalents                                     (148)         (620)

        Cash and cash equivalents at beginning of year                             500         1,120
                                                                               -------       -------
        Cash and cash equivalents at end of year                               $   352       $   500
                                                                               =======       =======

13.     SEGMENT DISCLOSURE:

        The holding company is considered a separate reportable segment from the banking operations since it does not offer products or services or interact with customers, but does meet the quantitative threshold as outlined in the SFAS No.131.
        The Company's segment disclosure is as follows for the years ended December 31, 2000 and 1999:

                                    Banking      Holding                       Total
                                  Operations     Company      Eliminations    Company
                                  ----------     -------      ------------    --------
                                                    (In thousands)
Net interest income               $  6,907      $     85       $     --       $  6,992
Provision for loan losses              135            --             --            135
Noninterest income                     919           875           (875)           919
Noninterest expense                  4,632           675             --          5,307
                                  --------      --------       --------       --------
        Income before income
               taxes                 3,059           285           (875)         2,469
Income tax expense (benefit)         1,127          (208)            --            919
                                  --------      --------       --------       --------
        Net income                $  1,932      $    493       $   (875)      $  1,550
                                  ========      ========       ========       ========
        Total assets              $156,896      $ 20,395       $(20,087)      $157,204
                                  ========      ========       ========       ========

                                   Banking       Holding            Total
                                  Operations     Company        Eliminations     Company
                                  ----------    --------       -------------    --------
                                                    (In thousands)
Net interest income               $  6,234      $     91       $       --       $  6,325
Provision for loan losses              114            --               --            114
Noninterest income                     936            --               --            936
Noninterest expense                  4,422           512               --          4,934
                                  --------      --------       ----------       --------
        Income before
               income taxes          2,634          (421)              --          2,213
Income tax expense (benefit)           957          (147)              --            810
                                  --------      --------       ----------       --------
        Net income                $  1,677      $   (274)      $       --       $  1,403
                                  ========      ========       ==========       ========
        Total assets              $170,773      $ 19,191       $  (18,171)      $171,247
                                  ========      ========       ==========       ========


14.     REGULATORY MATTERS:

        The Banks are subject to various regulatory capital requirements administered by the federal and state banking agencies. The quantitative measures to ensure capital adequacy require the Banks to maintain minimum amounts and ratios, set forth in the table below, of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), of Tier 1 capital (as defined) to average assets (as defined), and Tangible capital to average assets. Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Management believes, as of December 31, 2000 and 1999, that the Banks meet all capital adequacy requirements to which they are subject.
        As of December 31, 2000 and 1999, the most recent notification from the regulatory agencies categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain minimum Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institutions' category.
        Actual capital amounts in addition to required amounts and amounts needed to be well capitalized for Tier 1, Total, Tier 1 Leverage, and Tangible ratios for the Company and the Banks, as applicable, are as follows:

                                                                                        December 31, 2000
                                                              --------------------------------------------------------------------
                                                                                  (Dollar amounts in thousands)
                                                                                                                 To Be Well
                                                                                                              Capitalized Under
                                                                                         For Capital          Prompt Corrective
                                                                      Actual         Adequacy Purposes        Action Provisions
                                                             ---------------------   -------------------    ----------------------
                                                              Amount         Rate     Amount       Rate      Amount          Rate
                                                             --------       ------   --------     ------    --------        ------

Tier 1 Risk-Based Capital
        Consolidated                                         $19,079        18.5%        N/A        N/A         N/A         N/A
        First Federal Savings Bank                            13,757        16.8%    $ 3,271        4.0%    $ 4,907         6.0%
        First State Bank                                       4,320        17.1%      1,013        4.0%      1,520         6.0%

Total Risk-Based Capital
        Consolidated                                         $20,044        19.4%        N/A        N/A         N/A         N/A
        First Federal Savings Bank                            14,451        17.7%    $ 6,542        8.0%    $ 8,178        10.0%
        First State Bank                                       4,591        18.1%      2,027        8.0%      2,534        10.0%

Tier 1 Leverage
        Consolidated                                         $19,079        11.7%        N/A        N/A         N/A         N/A
        First Federal Savings Bank                            13,757        11.8%    $ 4,678        4.0%    $ 5,848         5.0%
        First State Bank                                       4,320        10.5%      1,644        4.0%      2,055         5.0%

Tangible Capital
        First Federal Savings Bank                           $13,757        11.8%    $ 1,754        1.5%        N/A         N/A


                                                                                      December 31, 1999
                                                             --------------------------------------------------------------------
                                                                                 (Dollar amounts in thousands)
                                                                                                                To Be Well
                                                                                                             Capitalized Under
                                                                                        For Capital          Prompt Corrective
                                                                     Actual         Adequacy Purposes        Action Provisions
                                                            ---------------------   -------------------    ----------------------
                                                             Amount         Rate     Amount       Rate      Amount          Rate
                                                            --------       ------   --------     ------    --------        ------

Tier 1 Risk-Based Capital
        Consolidated                                         $17,947        17.4%        N/A        N/A         N/A         N/A
        First Federal Savings Bank                            13,006        16.1%    $ 3,231        4.0%    $ 4,846         6.0%
        First State Bank                                       3,774        14.7%      1,027        4.0%      1,540         6.0%

Total Risk-Based Capital
        Consolidated                                         $18,960        18.4%        N/A        N/A         N/A         N/A
        First Federal Savings Bank                            13,744        17.0%    $ 6,462        8.0%    $ 8,078        10.0%
        First State Bank                                       4,049        15.8%      2,054        8.0%      2,567        10.0%

Tier 1 Leverage
        Consolidated                                         $17,947        10.0%        N/A        N/A         N/A         N/A
        First Federal Savings Bank                            13,006        10.3%    $ 5,044        4.0%    $ 6,304         5.0%
        First State Bank                                       3,774         8.2%      1,829        4.0%      2,287         5.0%

Tangible Capital
        First Federal Savings Bank                           $13,006        10.3%    $ 1,891        1.5%        N/A         N/A

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To FirstFed Bancorp, Inc.:

        We have audited the accompanying consolidated statements of financial condition of FirstFed Bancorp, Inc. (a Delaware Corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FirstFed Bancorp, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.



                                                          ARTHUR ANDERSEN LLP

Birmingham, Alabama
January 26, 2001

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                     GENERAL

        FirstFed Bancorp, Inc. (the "Company") is a financial holding company headquartered in Bessemer, Alabama. The Company owns 100% of the outstanding shares of common stock of its wholly-owned subsidiaries, First Federal Savings Bank ("First Federal") and First State Corporation ("FSC"). FSC owns 100% of the outstanding shares of common stock of First State Bank of Bibb County ("First State"). The Company's assets consist primarily of its investment in its two financial institution subsidiaries (the "Banks") and liquid investments.
        During 1999, the Company dedicated considerable resources to Year 2000 readiness. The Company did not experience any significant problems during the Year 2000 rollover or any other date changes during 2000.

   COMPARISON OF FINANCIAL CONDITION AS OF DECEMBER 31, 2000, AND DECEMBER 31, 1999, AND RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

CHANGES IN FINANCIAL CONDITION

        Total deposits decreased $15.2 million to $136.4 million at December 31, 2000, compared to $151.6 million at December 31, 1999. This decrease occurred substantially as a result of the movement of rate sensitive funds. Corresponding to the decrease in deposits was a decrease in total assets from $171.2 million at December 31, 1999, to $157.2 million at December 31, 2000, manifested primarily in a decrease of $10.1 million in federal funds sold and interest-bearing deposits to $1.5 million at December 31, 2000. Total loans increased to $118.5 at December 31, 2000, compared to $114.4 million at December 31, 1999. The increase was the result of increased portfolio loans, specifically consumer and commercial mortgage loans.
        Stockholders' equity increased $1.2 million to $20.2 million at December 31, 2000. The net increase in equity during the year ended December 31, 2000, was primarily attributable to earnings of $1,550,000 partially offset by dividends declared of $882,000, or $.35 per share. Diluted earnings per share increased 8.9% to $.61 for the year ended December 31, 2000, from $.56 for the year ended December 31, 1999.
        The Banks meet all regulatory requirements related to liquidity and capital. If needed, sources of additional liquidity include certain securities which have been designated as available-for-sale and borrowing ability from the FHLB-Atlanta. See Note 9 of the "Notes to Consolidated Financial Statements" regarding capital resources.

GENERAL RESULTS OF OPERATIONS

        Net income for the year ended December 31, 2000, was $1,550,000, an increase of 10.5% from the prior year's amount of $1,403,000. The increase was primarily the result of an increase in net interest income related to an increase in the interest rate spread. The increase in net interest income was offset somewhat by an increase in other operating expense.

INTEREST INCOME

        Total interest income increased to $13.2 million for the year ended December 31, 2000, from $12.9 million for the year ended December 31, 1999. This increase was primarily the result of an increase in the average yield on interest earning assets to 8.6% during the year ended December 31, 2000, from 7.9% for the year ended December 31, 1999, offset by a slight decrease in the average balance of interest earning assets. There was an increase in the average yield on loans to 9.2% for the year ended December 31, 2000, from 9.0% for the year ended December 31, 1999. Interest earned on securities increased $271,000 to $1,865,000 for the year ended December 31, 2000, from $1,594,000 for the year ended December 31, 1999. The increase was primarily the result of an increase in the average yield on investments to 6.9% for the year ended December 31, 2000, compared to 6.1% for the year ended December 31, 1999. Interest on federal funds sold and interest-bearing deposits decreased $875,000 to $460,000 for the year ended December 31, 2000, from $1.3 million for the year ended December 1999. This decrease was primarily attributable to a decrease in the average balance of federal funds sold and interest-bearing deposits to $8.2 million for the year ended December 31, 2000, from $26.9 million for the year ended December 31, 1999.

INTEREST EXPENSE

        Total interest expense for the year ended December 31, 2000, was $6.2 million compared to $6.6 million for the year ended December 31, 1999. This increase was primarily the result of a decrease in the average level of deposits to $145.5 million at December 31, 2000, from the December 31, 1999, average level of $161.1 million, slightly offset by an increase in the average rate paid on deposits to 4.2%, from 4.1% for the year ended December 31, 1999.

NET INTEREST INCOME

        Net interest income for the year ended December 31, 2000, increased approximately $600,000, to $6.9 million from $6.3 million for the previous year. This increase was primarily the result of an increase in net interest spread to 4.4% from 3.8% in the prior period.

PROVISION FOR LOAN LOSSES

        The provision for loan losses is a function of the evaluation of the allowance for loan losses. The total allowance for loan losses was $966,000 at December 31, 2000, and $1,038,000 at December 31, 1999. During the year ended December 31, 2000, the provision for loan losses was $135,000. The ratios of the allowance to total loans of 0.81% at December 31, 2000, and 0.91% at December 31, 1999, were considered reasonable by management in relation to estimated loss exposure.
        The Company's allowance for loan losses is based upon estimated loss exposure. Actual losses on loans can vary significantly from the estimate. The methods and assumptions used to calculate the allowance are continually reviewed to insure that current factors are considered in the estimation process. This effort includes discussions with regulators of the Banks to include recommendations and comments from examination reports. Other considerations in determining the allowance level include historical loss experiences, current economic conditions, distribution of the loan portfolio by risk class and the estimated value of the underlying collateral.
        First Federal and First State segregate their portfolios into problem and non-problem loans. The Banks then determine the allowance for loan losses based on specific review of all problem loans by internal loan review committees. This detailed analysis primarily determines the allowance on problem loans by specific evaluation of collateral fair value. The allowance for non-problem loans considers historical losses and other relevant factors. The allowances are reviewed throughout the year to consider changes in the loan portfolio and classification of loans which results in a self-correcting mechanism.

NONINTEREST INCOME

        Noninterest income for the year ended December 31, 2000, totaled $919,000 as compared to $936,000 for the year ended December 31, 1999. The decrease was primarily the result of a decline in fee income from loans sold in the secondary market.

NONINTEREST EXPENSE

        Noninterest expense for the year ended December 31, 2000, totaled $5.3 million as compared to $4.9 million for the year ended December 31, 1999. This increase was primarily attributable to an increase in salaries and employee benefits.

INCOME TAXES

        Federal and state income taxes increased $109,000, or 13.4%, to $919,000 in the year ended December 31, 2000, from $810,000 for the year ended December 31, 1999. The increase was primarily the result of the approximate 11.6% increase in income before taxes for the year ended December 31, 2000, as compared to the year ended December 31, 1999. The Company's effective tax rate for the years ended December 31, 2000 and 1999, was approximately 37%.

                                COMMON STOCK DATA

        The Company's common stock trades on the NASDAQ SmallCap Stock Market under the symbol "FFDB". Trading information regarding the common stock appears in The Wall Street Journal under the abbreviation "FirstFedB". There currently are 3,118,273 shares of common stock outstanding and approximately 359 holders of record of the common stock. The following table sets forth the stock market price ranges of FirstFed Bancorp, Inc. as reported by NASDAQ SmallCap Market Systems and cash dividends declared per share of common stock for the calendar quarters as indicated.




                                       Stock Market        Dividends
                                       Price Range         Declared
                                   --------------------   ----------
                                     Low          High    Per Share

Year Ended December 31, 1999:

           First Quarter           $   9.00   $   11.00   $   .14
           Second Quarter              8.25       10.43       .07
           Third Quarter               8.00       10.00       .07
           Fourth Quarter              7.75       10.00       .07



Year Ended December 31, 2000:

           First Quarter           $   9.25   $   10.94   $   .14
           Second Quarter              8.00        9.50       .07
           Third Quarter               7.09        9.50       .07
           Fourth Quarter              7.75        8.75       .07


BOARDS OF DIRECTORS        FirstFed Bancorp, Inc. and First Federal Savings Bank
--------------------------------------------------------------------------------

                               B. K. Goodwin, III
          Chairman of the Board, Chief Executive Officer and President

                                  Fred T. Blair
                       Retired, First Federal Savings Bank

                                 James B. Koikos
                          Owner, Bright Star Restaurant

                                   A. W. Kuhn
                       Retired, Bessemer Housing Authority

                                Malcolm E. Lewis
                       Retired, Polar Storage Locker Plant

                                E. H. Moore, Jr.
                 President and Owner, Buddy Moore Trucking, Inc.

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

                                 Robert E. Paden
                             Attorney, Paden & Paden

                                G. Larry Russell
                           Certified Public Accountant


                                                First State Bank of Bibb County
--------------------------------------------------------------------------------

                               B. K. Goodwin, III
          Chairman of the Board, Chief Executive Officer and President

                                Milton R. Fulgham
                                First State Bank

                           William Elbert Belcher, III
                      Owner, Belcher Forest Products, Inc.

                                 R. Hugh Edmonds
                           Owner, Hugh Edmonds Realty

                               Randall J. Gilmore
                      Chairman, Moultrie Enterprises, Inc.

                                 Albert L. Green
                             Manager, N.D. Cass, Co.

                                 Howard C. Pate
                      Retired, Owner of Ambrose Mercantile

                                  Joe E. Weeks
                         Owner, J & J Metal and Salvage

OFFICERS                   FirstFed Bancorp, Inc. and First Federal Savings Bank
--------------------------------------------------------------------------------


   Executive Officers of FirstFed Bancorp, Inc. and First Federal Savings Bank

                               B. K. Goodwin, III
          Chairman of the Board, Chief Executive Officer and President
                                 C. Larry Seale
                            Executive Vice President
                                  Lynn J. Joyce
   Chief Financial Officer, Executive Vice President, Secretary and Treasurer


                     Officers of First Federal Savings Bank

                                 F. Scott Morris
                               Compliance Officer
                                Brenda M. Baswell
                          Vice President of Operations
                                Jeff V. Williams
                            Vice President of Lending
                               James E. Smith, Jr.
                                 Vice President
                                Cathy N. Ackerman
                   Assistant Vice President and Branch Manager
                                  W. Max Adams
                   Assistant Vice President and Branch Manager
                                 John F. Ammons
                   Assistant Vice President and Branch Manager
                               Robert Nelson, III
                    Assistant Vice President and Loan Officer
                                Martha P. Peeples
                   Assistant Vice President and Branch Manager
                                 J. Alton Yeager
                            Assistant Vice President
                                  Linda Parish
                               Collections Officer


                                                 First State Bank of Bibb County
--------------------------------------------------------------------------------


                   Officers of First State Bank of Bibb County

                               B. K. Goodwin, III
          Chairman of the Board, Chief Executive Officer and President
                           William Paul Province, Jr.
                       Executive Vice President & Cashier
                                 Charlotte White
                                 Vice President
                                  Pamela Gamble
                                  Loan Officer
                                  Lynn J. Joyce
                                    Secretary

COMPANY DATA
--------------------------------------------------------------------------------

ANNUAL MEETING

FirstFed Bancorp, Inc.'s Annual Meeting of Stockholders will be held at the Bright Star Restaurant, 304 19th Street North, Bessemer, Alabama, 35020 on Tuesday, April 24, 2001, at 4:30 P.M.


REGISTRAR AND TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572


INDEPENDENT PUBLIC ACCOUNTANTS

Arthur Andersen LLP
Birmingham, Alabama


ANNUAL REPORT ON FORM 10-KSB

The December 31, 2000, Annual Report on Form 10-KSB filed with the Securities and Exchange Commission is available on or after March 30, 2001, upon request to all stockholders free of charge from the following:

Lynn J. Joyce, Secretary
FirstFed Bancorp, Inc.
1630 4th Avenue North
Post Office Box 340
Bessemer, AL 35021-9988


OFFICE LOCATIONS

First Federal Savings Bank
Main Office: 1630 4th Avenue North 35020, (205) 428-8472
Hueytown Office: 1351 Hueytown Road 35023, (205) 497-4100
Pelham Office: 56 Pelham Plaza Shopping Center 35124, (205) 664-1824 Hoover Office: 1604 Montgomery Highway 35216, (205) 822-8534
Vance Office: 18704 Highway 11 North 35490, (205) 633-0904

First State Bank of Bibb County
West Blocton Office: Main Street 35184, (205) 928-7881
Centreville Office: 125 Birmingham Road 35042, (205) 938-7813
Woodstock Office: Highway 5 35188, (205) 926-4651


WEB PAGE ADDRESS

www.firstfedbessemer.com