Form 10KSB, Exhibit 13
period 2001-12-31
FIRSTFED BANCORP INC
filed 2002-03-29
CIK 876947

CONTENTS


LETTER TO STOCKHOLDERS..................................................  1
CONSOLIDATED FINANCIAL STATEMENTS.......................................  3
NOTES TO CONSOLIDATED FINANCIAL
         STATEMENTS.....................................................  7
REPORT OF INDEPENDENT PUBLIC
         ACCOUNTANTS...................................................  24
MANAGEMENT'S DISCUSSION AND ANALYSIS...................................  25
COMMON STOCK DATA......................................................  29
BOARDS OF DIRECTORS....................................................  30
OFFICERS...............................................................  31





CORPORATE PROFILE

         FirstFed Bancorp, Inc. (the "Company") is a financial holding company located in Bessemer, Alabama. Through its subsidiary, First Financial Bank, it serves portions of Jefferson, Shelby, Bibb and Tuscaloosa counties. In March 2002, First Financial Bank was created by the merger of First Federal Savings Bank and First State Bank of Bibb County. The name was then changed to First Financial Bank, which is an Alabama chartered commercial bank. Offices are located in Bessemer, Centreville, Hoover, Hueytown, Pelham, Vance, West Blocton and Woodstock.

LETTER TO STOCKHOLDERS


     Fiscal year 2001 and the first few months of fiscal 2002 have been a period of progress and positive change for FirstFed Bancorp, Inc. During fiscal 2001, we launched our internet banking product called "First Online", completed an arbitrage transaction that is expected to net a return of 10% on equity and 1% on assets (after tax) for the next several years, purchased Bank Owned Life Insurance (BOLI) as a tax-free investment to partially offset the cost of benefit plans, purchased $2.3 million of FirstFed stock to be held as treasury stock, successfully managed the Banks in a rapidly changing interest rate environment, increased assets by 15.9% and deposits by 7.1%, began participation in a new Reconstruction Housing Program for the City of Bessemer, began construction on a new and expanded Hueytown location, and planned for the merger of First Federal Savings Bank and First State Bank of Bibb County.

     On March 8, 2002, we completed our merger of First Federal into First State. After the merger, the name of the combined Bank was changed to First Financial Bank. First Financial is a State of Alabama commercial bank with eight locations. This merger will allow for greater operating efficiencies, improved use of senior management's time and attention, more convenience for our customers, and a focus on commercial banking activities. We believe the use of "First" in the new name of First Financial Bank , which was common to both First Federal and First State, will allow us to continue our focus and culture of personal attention to our customers by putting them first. Also in March 2002, we moved into our new Hueytown location. The new and expanded facility has the up-to-date banking features, including an ATM and safe deposit boxes.

     The Company paid quarterly dividends of $.07 per share and also paid a special dividend of $.10 per share in March 2001 for total dividends of $.38 per share. We believe that this continues to be a strong return on investment to our stockholders. Also, we believe that the purchases of outstanding shares of FirstFed stock during the year were a good use of excess capital for the Company and shareholders.

     The Company did report a decline in earnings and earnings per share for the year ended December 31, 2001, when compared to the prior year. We believe that the primary factor in this decline was the rapid reduction in interest rates during the year. These reductions were called for by our government in an effort to strengthen the economy during a difficult period. The Company is well-matched related to the timing of the repricing of assets and liabilities; however, the assets still adjusted faster than the liabilities resulting in a decreased interest rate spread. We believe that the Company is well-positioned to minimize any negative impact of future interest rate movements.

     To offset some of the negative impact of the declining rate environment on earnings, the Company completed an arbitrage transaction in 2001. In the transaction, $17 million was borrowed from the Federal Home Loan Bank of Atlanta, with $14 million invested in high-grade corporate bonds and $3 million used for lending. This transaction is expected to yield a return on equity above 10% and return on assets above 1 % after income taxes. In addition, the Company purchased Bank Owned Life Insurance (BOLI) totaling $4,250,000 as an investment. Earnings on the investment are tax-free, as such earnings are used to offset the cost of benefit plans.

     In 2001, First Federal began participation in the City of Bessemer's Reconstruction Housing Program. The program allows potential homebuyers to purchase new homes at a reduced payment, no down payment, and at lower interest costs than they might ordinarily find. We believe the program will turn renters into homeowners, and revitalize some of the older neighborhoods. It is just another way for the Company to be involved with the progress of the communities we serve.

     At the time of this report, we are well underway into fiscal 2002. With the merger of the two Banks behind us, we will turn our efforts and energies to new opportunities and improvements to the Company and Bank. We look forward to the continued opportunity to be of service to our customers and stockholders.

                                              Sincerely,



                                              /s/B. K. Goodwin, III
                                              ---------------------
                                              B. K. Goodwin, III
                                              Chairman of the Board, Chief
                                              Executive Officer and President

                                              FIRSTFED BANCORP, INC.
                                  CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                         As of December 31, 2001 and 2000
                                (Dollar amounts in thousands, except share amounts)


                                                                                   2001           2000
                                                                                 ---------      ---------
ASSETS
Cash and cash equivalents:
     Cash on hand and in banks                                                   $   3,358      $   3,173
     Interest-bearing deposits in other banks                                       11,949          1,520
     Federal funds sold                                                              7,298             43
                                                                                 ---------      ---------
                                                                                    22,605          4,736
Securities available-for-sale                                                        6,577          9,090
Loans held for sale                                                                  2,158            351
Securities held-to-maturity, fair value of $29,433 and $15,903, respectively        28,840         15,833
Loans receivable, net of allowance for loan losses of $775 and $966,
     respectively                                                                  108,986        118,536
Land, buildings and equipment, net                                                   3,566          3,256
Bank owned life insurance                                                            4,545           --
Goodwill                                                                               983          1,092
Real estate owned                                                                    1,387          1,916
Accrued interest receivable                                                          1,840          1,807
Other assets                                                                           740            587
                                                                                 ---------      ---------
                                                                                 $ 182,227      $ 157,204
                                                                                 =========      =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
     Deposits                                                                    $ 146,069      $ 136,417
     FHLB advances                                                                  17,000           --
     Accrued interest payable                                                          303             85
     Dividend payable                                                                  162            178
     Other liabilities                                                                 227            364
                                                                                 ---------      ---------
                                                                                   163,761        137,044
                                                                                 ---------      ---------
Commitments and contingencies (Notes 3, 8, 9 and 10)

Stockholders' equity:
     Preferred stock, $.01 par value, 1,000,000 shares authorized, none
         issued and outstanding                                                       --             --
     Common stock, $.01 par value, 10,000,000 shares authorized, 3,141,780 issued and 2,311,832 outstanding at December 31, 2001 and 3,118,273
         issued and 2,538,371 outstanding at December 31, 2000                          31             31
     Paid-in capital                                                                 8,081          7,954
     Retained earnings                                                              17,079         16,823
     Deferred compensation obligation (Note 8)                                       1,766          1,580
     Deferred compensation treasury stock (197,602 shares at December
         31, 2001 and 180,663 shares at December 31, 2000) (Note 8)                 (1,792)        (1,654)
     Treasury stock, at cost (829,948 shares at December 31, 2001
         and 579,902 shares at December 31, 2000)                                   (6,088)        (3,752)
     Unearned compensation                                                            (666)          (811)
     Accumulated other comprehensive gain (loss)                                        55            (11)
                                                                                 ---------      ---------
                                                                                    18,466         20,160
                                                                                 ---------      ---------
                                                                                 $ 182,227      $ 157,204
                                                                                ==========      =========


 The accompanying notes are an integral part of these consolidated statements.

                             FIRSTFED BANCORP, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                 For the Years Ended December 31, 2001 and 2000
               (Dollar amounts in thousands, except share amounts)


                                                            2001           2000
                                                        ----------     ----------
INTEREST INCOME
     Interest and fees on loans                         $   10,594     $   10,832
     Interest and dividends on securities                    2,003          1,865
     Other interest income                                     672            460
                                                        ----------     ----------
         Total interest income                              13,269         13,157
                                                        ----------     ----------

INTEREST EXPENSE
     Interest on deposits                                    5,986          6,165
     Interest on FHLB advances                                 867           --
                                                        ----------     ----------
         Total interest expense                              6,853          6,165
                                                        ----------     ----------

Net interest income                                          6,416          6,992
         Provision for loan losses                              96            135
                                                        ----------     ----------
Net interest income after provision for loan losses          6,320          6,857
                                                        ----------     ----------

NONINTEREST INCOME
     Fees and other noninterest income                       1,084
                                                                              919
     Bank owned life insurance                                 295           --
                                                        ----------     ----------
         Total noninterest income                            1,379            919
                                                        ----------     ----------

NONINTEREST EXPENSE
     Salaries and employee benefits                          3,379          3,107
     Office building and equipment expense                     625            592
     Amortization of goodwill                                  108            108
     Data processing expense                                   519            463
     Other operating expense                                 1,285
                                                        ----------     ----------
                                                                            1,037
         Total noninterest expense                           5,916          5,307
                                                        ----------     ----------

     Income before provision for income taxes                1,783          2,469
         Provision for income taxes                            593            919
                                                        ----------     ----------
NET INCOME                                              $    1,190     $    1,550
                                                        ==========     ==========

AVERAGE NUMBER OF SHARES OUTSTANDING - BASIC             2,400,247      2,459,148
                                                        ==========     ==========
BASIC EARNINGS PER SHARE                                $      .50     $      .63
                                                        ==========     ==========

AVERAGE NUMBER OF SHARES OUTSTANDING - DILUTED           2,442,419      2,522,073
                                                        ==========     ==========
DILUTED EARNINGS PER SHARE                              $      .49     $      .61
                                                        ==========     ==========

DIVIDENDS DECLARED PER SHARE                            $      .38     $      .35
                                                        ==========     ==========


 The accompanying notes are an integral part of these consolidated statements.


                                                       FIRSTFED BANCORP, INC.
                                           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                  For the Years Ended December 31,
                                                  2001 and 2000 (Dollar amounts in
                                                  thousands, except share amounts)


                                                                            Deferred                        Accumulated
                                                                 Deferred     Compen-                          Other      Compre-
                                                                  Compen-     sation              Unearned    Compre-     hensive
                                    Common  Paid-In   Retained    sation     Treasury  Treasury    Compen-    hensive     Income
                                    Stock   Capital   Earnings   Obligation    Stock    Stock       sation  Gain (Loss)  (Note 1)
                                    ----------------    -------- ----------  -------------------  ---------- --------------------
BALANCE, December 31, 1999                  $    31   $  7,773    $ 16,155    $ 1,307  $ (1,433)   $ (3,752) $    (934)   $   (167)
     Net income                        -         -       1,550          -          -        -            -          -     $  1,550
     Change in unrealized gain
         (loss) on securities
         available-for-sale, net
         of tax of $(128)              -         -         -            -           -        -            -        156         156
                                                                                                                          --------
     Comprehensive income              -         -         -            -           -        -            -          -    $  1,706
                                                                                                                          ========
     Amortization of unearned
         compensation                  -         -         -            -           -        -          148          -
     Awards under stock plans          -        25         -            -           -        -          (25)         -
     Dividends declared ($.35
         per share)                    -         -        (882)         -           -        -            -          -
     Exercise of stock options         -        49         -            -           -        -            -          -
     Change in stock value of
         Employee Stock
         Ownership Plan                -       (16)        -            -           -        -            -          -
     Purchase of Deferred
            Compensation Treasury                -         -            -          221     (221)          -          -          -
     Amortization of Deferred
         Compensation                  -         -         -            52          -        -            -          -
     Stock issued under Dividend
         Reinvestment Plan             -       123         -            -           -        -            -                     -
                                    ----    ------    --------    --------    -------  --------    --------  ---------    --------

BALANCE, December 31, 2000                  $   31    $  7,954    $ 16,823    $ 1,580  $ (1,654)   $ (3,752) $    (811)   $    (11)
     Net income                        -         -       1,190          -           -        -            -          -    $  1,190
     Change in unrealized gain
         (loss) on securities
         available-for-sale, net
         of tax of $(39)               -         -         -            -           -        -            -         66          66
                                                                                                                          --------
     Comprehensive income              -         -         -            -           -        -            -          -    $  1,256
                                                                                                                          ========
     Amortization of unearned
         compensation                  -         -         -            -           -        -          (23)         -
     Dividends declared ($.38
         per share)                    -         -        (934)         -           -        -            -          -
     Exercise of stock options         -        14         -            -           -        -            -          -
     Change in stock value of
         Employee Stock
         Ownership Plan                -       (25)        -            -           -        -            -          -
     Purchase of Deferred
            Compensation Treasury                -         -            -         138      (138)          -          -          -
     Amortization of Deferred
         Compensation                  -         -         -            48          -        -            -          -
     Stock issued under Dividend
         Reinvestment Plan             -       115         -            -           -        -            -          -
     Purchase of treasury shares                 -         -            -           -        -       (2,336)         -          -
                                            ------    --------    --------    -------  --------    --------  ---------    --------
BALANCE, December 31, 2001                  $   31    $  8,081    $ 17,079    $ 1,766  $ (1,792)   $ (6,088) $    (666)   $     55
                                            ======    ========    ========    =======  ========    ========  =========    ========

  The accompanying notes are an integral part of these consolidated statements.

                                                         FIRSTFED BANCORP, INC.
                                                  CONSOLIDATED STATEMENTS OF CASH FLOWS
                                             For the Years Ended December 31, 2001 and 2000
                                                      (Dollar amounts in thousands)


                                                                                         2001          2000
                                                                                       --------      --------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                                        $  1,190      $  1,550
     Adjustments to reconcile net income to net cash provided by (used in)
         operating activities:
         Depreciation, amortization and accretion                                           147           207
         Provision (credit) for deferred income taxes                                       (57)         (195)
         Provision for loan losses                                                           96           135
         Provision for real estate losses                                                   115          --
         Loan fees deferred, net                                                            382           265
         Loss on sale of real estate, net                                                   203           104
         Origination of loans held for sale                                             (14,561)       (4,487)
         Proceeds from loans held for sale                                               12,754         4,391
         Amortization of goodwill                                                           108           108
         Provision for deferred compensation                                                138           221
         Increase in surrender value of Bank Owned Life Insurance                          (295)         --
     Decrease (increase) in assets:
         Accrued interest receivable                                                        (33)         (204)
         Other assets                                                                      (114)          361
     Increase (decrease) in liabilities:
         Accrued interest payable                                                           218           (62)
         Other liabilities                                                                  (80)           (2)
                                                                                       --------      --------
             Net cash provided by (used in) operating activities                            211         2,392
                                                                                       --------      --------


CASH FLOWS FROM INVESTING ACTIVITIES:
     Proceeds from maturities of securities available-for-sale                            7,364           950
     Proceeds from maturities and payments received on securities held-to-maturity       11,717         2,952
     Proceeds from the sale of securities available-for-sale                              1,800         4,496
     Purchase of securities held-to-maturity                                            (24,812)         --
     Purchase of securities available-for-sale                                           (6,504)       (1,847)
     Purchase of Bank Owned Life Insurance                                               (4,250)         --
     Proceeds from sale of real estate and repossessed assets                             2,296           409
     Net loan (originations) repayments                                                   7,280        (5,988)
     Capital expenditures                                                                  (590)         (375)
                                                                                       --------      --------
         Net cash provided by (used in) investing activities                             (5,699)          597
                                                                                       --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Increase (decrease) in deposits, net                                                 9,652       (15,162)
     Proceeds from Federal Home Loan Bank advances                                       17,000          --
     Proceeds from exercise of stock options                                                 14            49
     Proceeds from dividend reinvestment                                                    115           123
     Cash dividends paid                                                                   (950)         (879)
     Purchase of treasury stock for Deferred Compensation Plan                             (138)
                                                                                                         (221)
     Purchase of treasury stock                                                          (2,336)         --
                                                                                       --------      --------
         Net cash provided by (used in) financing activities                             23,357       (16,090)
                                                                                       --------      --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                     17,869       (13,101)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                            4,736        17,837
                                                                                       --------      --------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                               $ 22,605      $  4,736
                                                                                       ========      ========

 The accompanying notes are an integral part of these consolidated statements.

                             FIRSTFED BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

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

     Securities

     The Company classifies securities as either trading, available-for-sale or held-to-maturity based on management's intent at the time of purchase and the Company's ability to hold such securities to maturity. There are no securities classified as trading as of December 31, 2001 and 2000.

     Securities designated as available-for-sale are carried at fair value. The unrealized difference between amortized cost and fair value of securities available-for-sale is excluded from earnings and is reported net of deferred taxes as a component of stockholders' equity in accumulated other comprehensive gain (loss). This caption includes securities that management intends to use as part of its asset/liability management strategy or that may be sold in response to changes in interest rates, changes in prepayment risk, liquidity needs, or for other purposes. Gains and losses on the sale of available-for-sale securities are determined using the specific identification method.

     Securities classified as held-to-maturity are carried at amortized cost, as the Company has the ability and positive intent to hold these securities to maturity. Federal Home Loan Bank ("FHLB") stock is a required stock holding and is carried at cost, as there is no market for these shares.

         Premiums and discounts are recognized in interest income using a method that approximates the effective interest method.

     Loans Held for Sale

     Loans held for sale are recorded at the lower of amortized cost or market value, as such loans are not intended to be held to maturity. As of December 31, 2001 and 2000, loans held for sale consisted of mortgage loans that have been committed for sale to third-party investors.

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

     Allowance for Loan Losses

     The allowance for loan losses is maintained at levels which management considers adequate to absorb losses currently in the loan portfolio at each reporting date. Management's estimation of this amount includes a review of all loans for which full collectibility is not reasonably assured and considers, among other factors, prior years' loss experience, economic conditions, distribution of portfolio loans by risk class, the estimated value of underlying collateral, and the balance of any impaired loans (generally considered to be nonperforming loans, excluding residential mortgages and other homogeneous loans). Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from estimations; however, the allowance is reviewed periodically and as adjustments become necessary they are reported in earnings in the periods in which they become known. Specific allowances for impaired loans are based on comparisons of the carrying values of the loans to the present value of the loans' estimated cash flows at each loan's original effective interest rate, the fair value of the collateral, or the loans' observable market prices. The Company had no loans designated as impaired at either December 31, 2001 or 2000.

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

     Long-Lived Assets

     Land is stated at cost. Buildings and equipment are stated at cost less accumulated depreciation. Depreciation is provided at straight-line rates over the estimated service lives of the related property (15-50 years for buildings and improvements and 3-10 years for furniture and equipment). Expenditures for maintenance and repairs are charged to operations as incurred; expenditures for renewals and improvements are capitalized and written off through depreciation and amortization charges. Equipment retired or sold is removed from the asset and related accumulated depreciation accounts, and any profit or loss resulting therefrom is reflected in the accompanying Consolidated Statements of Income.

     Goodwill was amortized on a straight-line basis over 15 years. Accumulated amortization as of December 31, 2001 and 2000, was $641,000 and $533,000, respectively. The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142 on January 1, 2002. There was no impairment recognized. See further discussion in "Pending Accounting Pronouncements."

     The Company continually evaluates whether events and circumstances have occurred that indicate that such long-lived assets have been impaired. Measurement of any impairment of such long-lived assets is based on those assets' fair values and is recognized through a charge to the income statement. There were no significant impairment losses recorded during either period reported herein.

     The Company adopted SFAS No. 144 on January 1, 2002, which replaces the existing guidance of SFAS No. 121. See "Pending Accounting Pronouncements" for further discussion.

     Derivatives

     The Banks use derivatives to hedge interest rate exposures by mitigating the interest rate risk of mortgage loans held for sale and mortgage loans in process. The Banks regularly enter into derivative financial instruments in the form of forward contracts, as part of its normal asset/liability management strategies. The Banks' obligations under forward contracts consist of "best effort" commitments to deliver mortgage loans originated in the secondary market at a future date. Interest rate lock commitments related to loans that are originated for later sale are to be classified as derivatives. In the normal course of business, the Banks regularly extends these rate lock commitments to customers during the loan origination process but the amounts as of December 31, 2001, are not material.

     Comprehensive Income

     Comprehensive income is the total of net income and unrealized gains and losses on securities available-for-sale, net of income taxes. Comprehensive income is displayed in the accompanying Consolidated Statements of Stockholders' Equity. There were sales and calls of securities available-for-sale during the years ended December 31, 2001 and 2000; however, the net realized gains/losses were not material.

     Statements of Cash Flows

     For purposes of presenting the Consolidated Statements of Cash Flows, the Company considers cash on hand and in banks, interest-bearing deposits in other banks and federal funds sold to be cash and cash equivalents.

                                                                               2001          2000
                                                                           -----------   -----------
         SUPPLEMENTAL CASH FLOW INFORMATION:                                    (In thousands)
           Cash paid during the period for-
              Income taxes                                                $        707   $       970
              Interest                                                           6,635         6,227
           Non-cash transactions-
              Transfers of loans receivable to real estate owned                 2,112         1,686
              Noncash compensation under stock plans                                23            25

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

                                                  Year Ended                               Year Ended
                                              December 31, 2001                        December 31, 2000
                                    ------------------------------------      -------------------------------------
                                                  Dilutive                                 Dilutive
                                                 Effect of                                 Effect of
                                                  Options                                   Options
                                        Basic      Issued     Diluted          Basic        Issued      Diluted
                                        -----      ------     -------          -----        ------      -------
Net Income                          $1,190,000       -       $1,190,000       $1,550,000      -         $1,550,000
Shares available to
     common stockholders             2,400,247     42,172     2,442,419        2,459,148      62,925     2,522,073
                                    ----------     ------    ----------       ----------    --------    ----------
Earnings Per Share                  $     0.50       -       $     0.49       $     0.63      -         $     0.61
                                    ==========     ======    ==========       ==========    ========    ==========

     Options to purchase 66,574 and 25,675 shares of common stock at prices ranging from $7.75 to $12.50 and $9.00 to $12.50 were outstanding at December 31, 2001 and 2000, respectively, but not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common stock. The options will expire at various times over the next nine years. There were 52,717 and 61,503 shares of common stock held by the Employee Stock Ownership Plan and unallocated at December 31, 2001 and 2000, respectively. These shares are outstanding but not included in the computation of earnings per share.

     Pending Accounting Pronouncements

     In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations." SFAS No. 141 addresses financial accounting and reporting for business combinations and supercedes Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations", and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." All business combinations in the scope of this statement are to be accounted for using the purchase method. The provisions of this statement apply to all business combinations initiated after June 30, 2001. The Company will apply the provisions of this statement in any future business combinations.

  In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supercedes APB Opinion No. 17, "Intangible Assets." It addresses how intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of this statement are required to be applied to fiscal years beginning after December 15, 2001. At December 31, 2001, the Company had unamortized goodwill in the amount of $983,000 and no identifiable intangible assets. Amortization expense for the year ended December 31, 2001 was $108,000 related to goodwill. Upon adoption on January 1, 2002, the Company's ceased amortizing goodwill and does not anticipate recognizing any goodwill impairment.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business , and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business. This statement also amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early adoption encouraged. The effects of this statement did not have a material impact on the Company's consolidated financial position and results of operations upon adoption on January 1, 2002.

2.   SECURITIES AVAILABLE-FOR-SALE AND SECURITIES HELD-TO-MATURITY:

     The amortized cost, approximate fair value and gross unrealized gains and losses of the Banks' securities as of December 31, 2001 and 2000, were as follows:

                                                               SECURITIES AVAILABLE-FOR-SALE
                           -----------------------------------------------------------------------------------------------------
                                                 2001                                                   2000
                           ----------------------------------------------       ------------------------------------------------
                                           Gross       Gross                                     Gross        Gross
                              Amortized  Unrealized   Unrealized   Fair         Amortized     Unrealized   Unrealized     Fair
                                Cost        Gain       (Loss)      Value          Cost           Gain        (Loss)       Value
                           ------------------------------------------------------------------------------------------ ----------
                                                                             (In thousands)
U. S. Government Agency
     securities               $6,491     $   86     $     -    $      6,577     $     9,110      $    28     $  (48)     $9,090
                              ======     ======     =======    ============     ===========      =======     ======      ======

                                                                SECURITIES HELD-TO-MATURITY
                           -----------------------------------------------------------------------------------------------------
                                                 2001                                                   2000
                           ----------------------------------------------       ------------------------------------------------
                                           Gross       Gross                                     Gross        Gross
                              Amortized  Unrealized   Unrealized   Fair         Amortized     Unrealized   Unrealized     Fair
                                Cost        Gain       (Loss)      Value          Cost           Gain        (Loss)       Value
                           ------------------------------------------------------------------------------------------ ----------
                                                                             (In thousands)
U. S. Government Agency
     securities               $   10,019   $  145     $   (3)   $   10,161      $    9,000       $    1      $   (13)    $  8,988
Corporate bonds                   14,399      387        (12)       14,774               -            -            -            -
FHLB stock, at cost                  964        -          -           964             882            -            -          882
Obligations of states and
     political subdivisions          705       20         (3)          722             906            20           -          926
Mortgage-backed securities         2,753       59          -         2,812          5,045             75         (13)       5,107

                              $   28,840   $  611     $  (18)     $ 29,433       $  15,833       $    96     $   (26)     $15,903
                              ==========   ======     ======      ========       =========       =======     =======      =======

     There were sales of securities available-for-sale for the years ended December 31, 2001 and 2000, however, the net realized gain/loss was not material.
     The amortized cost and estimated fair value of debt securities available-for-sale and held-to-maturity at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                               Securities                Securities
                                           Available-for-Sale          Held-to-Maturity
                                          ----------------------   ---------------------
                                           Amortized               Amortized
                                              Cost    Fair Value     Cost     Fair Value
                                              ----    ----------     ----     ----------
                                                           (In thousands)
Due in one year or less                    $   500     $   501     $ 2,105     $ 2,113
Due after one year through five years        5,740       5,820      19,949      20,368
Due after five years through ten years         251         256       3,069       3,176
                                           -------     -------     -------     -------
                                             6,491       6,577      25,123      25,657
FHLB stock                                    --          --           964         964
Mortgage-backed securities                    --          --         2,753       2,812
                                                       -------     -------     -------
                                           $ 6,491     $ 6,577     $28,840     $29,433
                                           =======     =======     =======     =======

     Securities held-to-maturity totaling $4,040,000 and securities available-for-sale totaling $2,530,000 were pledged as collateral against certain public deposits at December 31, 2001. Securities held-to-maturity totaling $5,491,000 and securities available-for- sale totaling $6,908,000 were pledged as collateral against certain public deposits at December 31, 2000. Deposits associated with pledged securities had an aggregate balance of $5,960,000 and $2,707,000 at December 31, 2001 and 2000, respectively.


3.   LOANS RECEIVABLE:

     Loans receivable at December 31, 2001 and 2000, consisted of the following:

                                                      2001          2000
                                                  ---------      ---------
     Mortgage loans:                                     (In thousands)
        One-to-four family residential            $  71,120      $  80,241
        Commercial real estate                       18,529         15,876
        Other                                         8,890          2,099
    Commercial loans                                  6,869         10,702
    Consumer loans                                   11,527         13,974
                                                  ---------      ---------
                                                    116,935        122,892
    Less --
        Undisbursed portion of mortgage loans         7,093          3,389
        Escrow, net                                      (4)            16
        Allowance for loan losses                       775            966
        Net deferred loan fees (costs)                   85            (15)
                                                  ---------      ---------
                                                  $ 108,986      $ 118,536
                                                  =========      =========


     The Banks have a credit concentration in residential real estate mortgage loans. Substantially all of the Banks' customers are located in the trade areas of Jefferson, Shelby and Bibb Counties in Alabama. Although the Banks generally have established underwriting standards, including a collateral policy that stipulates thresholds for loan to collateral values, the ability of their borrowers to meet their residential mortgage obligations is dependent upon local economic conditions.

     In the ordinary course of business, the Banks make loans to officers, directors, employees and other related parties. These loans are made on substantially the same terms as those prevailing for comparable transactions with others. Such loans do not involve more than normal risk of collectibility nor do they present other unfavorable features. The amounts of such related party loans at December 31, 2001 and 2000, were $5,600,000 and $5,295,000, respectively. During the year ended December 31, 2001, new loans totaled $4,045,000, repayments were $3,704,000 and loans to parties who are no longer related totaled $36,000.

     An analysis of the allowance for loan losses is detailed below.

                                         For the Year Ended December 31,
                                         -------------------------------
                                                2001         2000
                                              -------      -------
                                                 (In thousands)
             Balance, beginning of period     $   966      $ 1,038
             Provision                             96          135
             Charge-offs                         (333)        (251)
             Recoveries                            46           44
                                              -------      -------
             Balance, end of period           $   775      $   966
                                              =======      =======

4.   LAND, BUILDINGS AND EQUIPMENT:

     Land, buildings and equipment at December 31, 2001 and 2000, are summarized as follows:

                                                     2001       2000
                                                   ------     ------
                                                     (In thousands)
           Land                                    $1,123     $1,090
           Buildings and improvements               2,995      2,817
           Furniture and equipment                  2,222      1,901
                                                   ------     ------
                                                    6,340      5,808
                Less: Accumulated depreciation      2,774      2,552
                                                   ------     ------
                                                   $3,566     $3,256
                                                   ======     ======

5.   REAL ESTATE OWNED:

     Real estate owned was $1,387,000 and $1,916,000 at December 31, 2001 and 2000, respectively. Foreclosed real estate owned is carried at the lower of the recorded investment in the loan or fair value of the property, less estimated costs of disposition. Holding costs related to real estate owned are expensed as incurred. Valuations are periodically performed by management and a provision for estimated losses on real estate is charged to earnings when such losses are determined. There was $29,000 and $0 valuation allowance on real estate owned at December 31, 2001 or 2000, respectively, as detailed below:

                                                                  2001
                                                                  ----
                                                             (In thousands
                    Balance, beginning of period                 $--
                    Provision                                      115
                    Charge-offs                                    (86)
                    Recoveries                                    --
                                                                 -----
                    Balance, end of period                       $  29
                                                                 =====

6.   DEPOSITS:

     Deposits at December 31, 2001 and 2000, were as follows:

                                             2001         2000
                                          --------     --------
                                              (In thousands)
                 Transaction accounts     $ 26,972     $ 26,576
                 Savings accounts           23,681       23,260
                 Savings certificates       95,416       86,581
                                          --------     --------
                                          $146,069     $136,417
                                          ========     ========

     The aggregate amount of jumbo savings certificates with a minimum denomination of $100,000 was $18,897,000 and $15,775,000 at December 31, 2001
and 2000, respectively.

     At December 31, 2001 and 2000, the scheduled maturities of savings certificates were as follows:

                                                    2001        2000
                                                -----------  -----------
                                                    (In thousands)
                      Within one year           $    53,828  $    49,999
                      One to three years             14,950       18,523
                      Three to five years            26,638       18,059
                                                -----------  -----------
                                                $    95,416   $   86,581
                                                ===========   ==========

     Interest on deposits for the year ended December 31, 2001 and 2000, consisted of the following:

                                                    2001          2000
                                                ------------ ------------
                                                     (In thousands)
                      Transaction accounts      $        244  $       449
                      Savings accounts                   487          682
                      Savings certificates             5,255        5,034
                                                ------------  ------------
                                                $     5,986   $     6,165
                                                ===========   ===========


7.   FHLB ADVANCES:

     The Company has long-term borrowings of Federal Home Loan Bank ("FHLB") advances. The advances are $17,000,000 at a fixed rate of 5.20% and have a contractual maturity date of January 12, 2011. On January 12, 2006, the FHLB has the option to convert the whole advance to a 3-month floating LIBOR, at which time the Bank may terminate the advance. The Bank has a blanket lien on its one-to-four family first mortgage loans pledged as collateral to the FHLB. There were no amounts outstanding at or during the year ended December 31, 2000.

8.   INCENTIVE COMPENSATION AND EMPLOYEE BENEFITS:

     Defined Benefit Pension Plan

     First Federal has a noncontributory defined benefit pension plan available to all eligible employees. The following table sets forth the Plan's funded status and amounts recognized in the Company's consolidated financial statements at, or during, the periods ended December 31, 2001 and 2000:


                                                         2001          2000
                                                        --------  ------------
     Change in benefit obligation:                          (In thousands)
     Benefit obligation at beginning of year            $ 2,080       $ 1,738
       Service cost                                         207           176
       Interest cost                                        161           142
       Actuarial loss                                       140           227
       Benefits and expenses paid                           (39)         (203)
                                                        -------       -------
     Benefit obligation at end of year                    2,549         2,080
                                                        -------       -------
 Change in plan assets:
     Fair value of plan assets at beginning of year       1,862         1,834
       Actual return (loss) on plan assets                  (11)           20
       Employer contribution                                307           211
       Benefits and expenses paid                           (39)         (203)
                                                        -------       -------
     Fair value of plan assets at end of year             2,119         1,862
                                                        -------       -------
 Funded status of plan:
     Funded status of plan                                 (430)         (218)
       Unrecognized actuarial loss                          743           455
       Unrecognized prior service cost                        1             1
       Unrecognized net transition asset                     (8)           (9)
                                                        -------       -------
     Net asset recognized                               $   306       $   229
                                                        =======       =======
 Weighted average assumptions:
     Discount rate                                         7.25%         7.50%
     Expected return on plan assets                        9.00%         9.00%
     Rate of compensation increase                         4.75%         5.00%


                                                           2001          2000
                                                        -------       -------
 Components of net periodic benefit cost:                   (In thousands)
     Service cost                                       $   207       $   176
     Interest cost                                          161           142
     Expected return on plan assets                        (162)         (160)
     Amortization of transitional asset                      (2)           (3)
     Recognized actuarial loss                               25          --
                                                        -------       -------
       Net periodic benefit cost                        $   229       $   155
                                                        =======       =======

     Employee Stock Ownership Plan

     The Company maintains an Employee Stock Ownership Plan ("ESOP") for eligible employees. In December 1997, the ESOP purchased 87,862 shares from treasury with the proceeds from a $950,000 note from the Company. The note is secured by the common stock owned by the ESOP. Principal payments under the note are due in equal and annual installments through December 2007; interest is payable at a rate of prime + 1%. The compensation expense related to the ESOP for the years ended December 31, 2001 and 2000, was approximately $102,000 and $95,000, respectively. Unearned compensation related to the ESOP was approximately $570,000 and $669,000 at December 31, 2001 and 2000, respectively, and is shown as a reduction of stockholders' equity in the accompanying Consolidated Statements of Financial Condition.

     Deferred Compensation Plan

     The Company maintains a Deferred Compensation Plan pursuant to which directors, officers and select employees may annually elect to defer the receipt of Board fees and up to 25% of their salary, as applicable. Associated with the Deferred Compensation Plan is a separate grantor trust to which all fee and salary deferrals may be contributed. The trust assets will be used to pay benefits to participants, but are subject to the claims of general creditors of the Company until distributed from the trust. Subject to the guidelines under the Deferred Compensation Plan, each participant may elect (i) the time and manner under which his or her Plan benefit will be paid, and (ii) the measure of the deemed investment return on his or her deferred compensation account. Such return may be based in whole or in part on either the rate of return on the Company's common stock or First Financial's highest yielding one-year certificate of deposit. A participant who elects the Company's common stock rate of return will be distributed shares of the Company's common stock when his or her plan benefit is paid. Each director of the Company, whenever elected or appointed and whether or not also employed by the Company, is also entitled to receive an initial credit to his or her account of $71,000, which will vest based on his or her overall years of service as a director of the Company. Vested benefits become payable at the election of a participant as made one year prior to distribution. If a participant dies prior to collecting his or her entire vested benefit under the Deferred Compensation Plan, the value of such vested but unpaid benefit will be paid to the director's designated beneficiary or estate. The trust assets approximately equaled the amount of the individual participant accounts as of December 31, 2001 and 2000. In accordance with Emerging Issues Task Force No. 97-14, the Company shares owned by the trust are recorded as treasury stock and the amount owed to participants is recorded in the stockholders' equity section of the accompanying Consolidated Statements of Financial Condition. The trust owned 197,602 and 180,663 shares of the Company's common stock as of December 31, 2001 and 2000, respectively. These shares are considered in the calculation of EPS.

     Stock Option Plans

     The Company has four stockholder-approved stock option plans: the Incentive Stock Option Plan for senior officers and key employees (the "Stock Plan"), the Stock Option Plan for Outside Directors (the "Directors' Plan"), the 1995 Stock Option and Incentive Plan (the "1995 Plan") and the 2001 Stock Incentive Plan (the "2001 Plan"). All plans provide for the grant of options at an exercise price equal to the fair market value of the underlying stock on the date of grant. Options become exercisable on a basis as determined by the Stock Option Committee on the date of grant. Options under all plans expire no later than 10 years from date of grant. An analysis of stock options for the years ended December 31, 2001 and 2000, follows:

                                              2001                        2000
                                      -----------------------     ------------------------
                                                    Weighted                     Weighted
                                                     Average                      Average
                                                    Exercise                     Exercise
                                       Shares        Price         Shares        Price
                                       ------        -----         ------        -----
Outstanding at beginning of year      148,216      $   6.31       164,716      $   6.02
Granted                                15,784          7.53          --              --
Exercised                              (1,600)         2.50       (16,500)         3.44
Forfeited                                --              --            --            --
                                     --------                    --------
Outstanding at end of year            162,400          6.47       148,216          6.31
                                     ========                    ========
  Exercisable at end of year          162,400          6.47       148,216          6.31
                                     ========                    ========
Weighted average fair value
    of options granted                             $   5.06                    $    N/A
                                                   ========                    ========


     There were 17,000 shares in the 1995 Plan available for future grants at December 31, 2001, and 32,784 shares in the Stock Plan and 1995 Plan available for future grants at December 31, 2000.

     The following table summarizes information about these stock options at December 31, 2001:

                                                                    Weighted
                                                                    Average        Weighted
                                                                   Remaining       Average
                           Range of       Number Outstanding      Contractual      Exercise
                     Exercise Prices    at December 31, 2001         Life           Price
                      --------------    ---------------------   ---------------  ------------
                      $5.25 -  $7.75           133,816           4.12 years          $5.85
                      $8.00 -  $9.13            22,784           6.95 years          $8.59
                      $12.13 - $12.50            5,800           6.33 years         $12.33
                                               -------
                                               162,400

                                       14

     The 1995 Plan allows for the grant of restricted stock awards. Each director of the Company has received a restricted stock award for 2,000 shares of common stock that vests at the rate of 20% per year of service. Participants may elect to defer receipt of all or a percentage of shares. The compensation expense related to the restricted stock awards for each of the years ended December 31, 2001 and 2000, was approximately $41,000. At December 31, 2001 and 2000, unearned compensation related to these awards was approximately $59,000 and $100,000, respectively and is shown as a reduction to stockholders' equity in the accompanying Consolidated Statement of Financial Condition.

     Incentive Compensation Plan

     The Company maintains the stockholder-approved FirstFed Bancorp, Inc. Incentive Compensation Plan whereby eligible employees and directors may receive cash bonuses in the event the Company achieves certain performance goals indicative of its profitability and stability. In addition, key employees and directors are eligible to receive "Restricted Stock" awards and stock option awards. The Restricted Stock awards are considered unearned compensation at the time of award and compensation is earned ratably over the stipulated three year vesting period. There were 3,410 and 3,240 shares of restricted stock awarded during the periods ended December 31, 2001 and 2000, respectively. The compensation expense related to the Restricted Stock awards for the years ended December 31, 2001 and 2000, was approximately $21,000 and $15,000, respectively. At December 31, 2001 and 2000, unearned compensation related to the Restricted Stock awards was approximately $41,000 and $40,000, respectively, and is shown as a reduction to stockholders' equity in the accompanying Consolidated Statements of Financial Condition.

     The stock option awards are incentive stock options for employees and non-incentive stock options for non-employee directors. Both provide for the grant of options at an exercise price equal to the fair market value of the underlying stock on the date of grant. Options granted are immediately exercisable. The Incentive Compensation Plan awards of options and restricted stock were issued from the 2001 Plan. Options expire no later than 10 years from date of grant. An analysis for the years ended December 31, 2001 and 2000, follows:

                                                                 2001                      2000
                                                        ----------------------    -----------------------
                                                                     Weighted                   Weighted
                                                                      Average                    Average
                                                                     Exercise                   Exercise
                                                        Shares        Price       Shares        Price
                                                        ------        -----       ------        -----
              Outstanding at beginning of year           60,350     $    7.68      44,615      $    7.58
              Granted                                    17,050          6.75      16,200           8.00
              Exercised                                  (1,800)         5.82        (465)          9.00
              Forfeited                                      -              -           -             -
                                                        -------                    ------
              Outstanding at end of year                 75,600          7.51      60,350           7.68
                                                        =======                    ======

              Exercisable at end of year                 75,600          7.51      60,350           7.68
                                                        =======                    ======
              Weighted average fair value
                  of options granted                                $   4.51                    $   3.06
                                                                    ========                    ========


     The following table summarizes information about these stock options at December 31, 2001:

                                                                    Weighted
                                                                    Average          Weighted
                                                                   Remaining         Average
                          Range of          Number Outstanding    Contractual       Exercise
                      Exercise Pricesat      December 31, 2001       Life             Price
                      -----------------      -----------------       ----             -----

                      $5.25 - $8.00               55,810           7.29 years         $6.74
                      $8.88 - $11.00              19,790           7.15 years         $9.71
                                                 -------
                                                 75,600

     There were 234,072 shares in the 2001 Plan and Incentive Compensation Plan available for future grants at December 31, 2001, and 4,532 shares in the Incentive Compensation Plan available for future grants at December 31, 2000.

     Stock-Based Compensation

     In accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", the Company has elected to continue to apply APB Opinion 25 and related Interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation cost for options granted at market value. If the Company had elected to recognize compensation cost for options granted during the years ended December 31, 2001 and 2000, based on the fair value of the options granted at the grant date as required by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands except share amounts):


                                                         2001         2000

       Net income - as reported                      $   1,190    $   1,550
       Net income - pro forma                            1,042        1,510
       Earnings per share - as reported - basic            .50          .63
       Earnings per share - pro forma - basic              .43          .61
       Earnings per share - as reported - diluted          .49          .61
       Earnings per share - pro forma - diluted            .43          .60

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                        2001         2000

       Expected dividend yield                           5.19%        4.38%
       Expected stock price volatility                     80%          34%
       Risk-free interest rate                           4.33%        4.98%
       Expected life of options                        5 years      5 years

9.   COMMITMENTS AND CONTINGENCIES:

     Off-Balance Sheet Items

     The Banks' policy as to collateral and assumption of credit risk for off-balance sheet items are essentially the same as those for extensions of credit to its customers. At December 31, 2001, the Banks' off-balance sheet activities included outstanding commitments to originate and fund single-family mortgage loans, commercial loans, home equity loans and lines of credit totaling $15.9 million to be held in the Banks' loan portfolio. These commitments expire or mature as follows: $4.2 million within 90 days, $200,000 in 91-180 days, $3.9 million in 181 days to one year, $3.0 million in one to three years, and $4.6 million in five to ten years.

     Leases

     First Federal has a lease agreement for a building in which a branch office is located. Rental expense under this lease was $29,000 and $28,000 for the years ended December 31, 2001 and 2000, respectively. The lease agreement expires May 31, 2004. Future minimum lease payments under the lease in effect at December 31, 2001, are $30,000 for 2002, $31,000 for 2003, and $13,000 for 2004.

     Special Dividend Declared

     Subsequent to December 31, 2001, the Company declared a special dividend of $.07 per share payable on March 11, 2002, to stockholders of record on March 1, 2002. The total cash payments required for this dividend will be approximately $162,000.

     Employment Agreements

     The Company has employment agreements with two executive officers. These agreements provide for salary continuation for the remaining term of the contract and insurance benefits for a six-month period in the event of a change in control of the Company or the death of the officer. These contracts currently expire on December 31, 2004, and the maximum aggregate liability to the Company at December 31, 2001, is approximately $1.0 million.

     Litigation

     The Company and the Banks are parties to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the consolidated financial statements.

10.      STOCKHOLDERS' EQUITY:

     In December 1991, the Company sold 2,760,000 shares (after consideration of stock splits) of common stock through subscription offerings in connection with First Federal's conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank (the "Conversion"). Net proceeds of the offering were approximately $5.4 million. As required by the Office of Thrift Supervision ("OTS") regulations, First Federal established a liquidation account at the time of the Conversion for the benefit of the remaining eligible account holders. The initial balance of this liquidation account was equal to First Federal's net worth as defined by OTS regulations as of the date of the latest statement of financial condition at the time of Conversion. In the event of a complete liquidation of First Federal (and only in such event), each eligible holder shall be entitled to receive a liquidation distribution from this account in the amount of the then current adjusted balance for deposits then held, before any liquidation distribution may be made to any stockholders. The liquidation account will not restrict First Federal's use or application of net worth except for the repurchase of First Federal's stock and the payment of dividends, if such payments would cause a reduction in First Federal's net worth below the liquidation account. Furthermore, First Federal may be prohibited from declaring cash dividends and repurchasing its own stock based upon various other regulatory restrictions.

     OTS regulations impose restrictions on the amount of dividends that may be paid by First Federal to FirstFed Bancorp, Inc. without prior approval. At December 31, 2001, no dividend payments could be made without prior OTS approval.

     Banking laws and other regulations limit the amount of dividends a bank subsidiary may pay without prior regulatory approval. At December 31, 2001, approximately $188,000 was available for dividend payment from First State without such prior approval.

     The Company maintains a Dividend Reinvestment and Stock Purchase Plan. Under this Plan, participating stockholders may elect to reinvest dividends into additional shares of the Company's common stock. In addition, monthly optional cash payments, not less than $50 and up to $2,000 per month, may be made into the Plan by participating stockholders to purchase shares of the Company's common stock. There were 500,000 shares of common stock reserved for participants of the Plan. At December 31, 2001 and 2000, 62,567 shares and 45,870 shares, respectively, had been purchased for participants under the Plan. The costs associated with this Plan were immaterial during the years ended December 31, 2001 and 2000.

11.  FAIR VALUES OF FINANCIAL INSTRUMENTS:

     The Company's fair values of financial instruments as presented in accordance with the requirements of SFAS No. 107 and their related carrying amounts at December 31, 2001 and 2000, are as follows:

                                                               2001                       2000
                                                      -----------------------   -------------------------
                                                        Carrying   Estimated      Carrying    Estimated
                                                         Amount    Fair Value      Amount     Fair Value
                                                         ------    ----------      ------     ----------
         FINANCIAL ASSETS:                                               (In thousands)
         Cash on hand and in banks                    $    3,358  $     3,358   $    3,173   $     3,173
         Interest-bearing deposits in other banks         11,949       11,949        1,520         1,520
         Federal funds sold                                7,298        7,298           43            43
         Securities available-for-sale                     6,577        6,577        9,090         9,090
         Loans held for sale                                            2,158        2,158       351 351
         Securities held-to-maturity                      28,840       29,433       15,833        15,903
         Loans receivable, net                           108,986      110,823      118,536       121,457
         Accrued interest receivable                       1,840        1,840        1,807         1,807
         FINANCIAL LIABILITIES:
         Deposits                                      $ 146,069    $ 150,759    $ 136,417     $ 136,632
         FHLB advances                                    17,000       16,199            -             -
         Accrued interest payable                            303          303           85            85

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

     Loans Held for Sale

     All of the Company's loans held for sale are to be sold to third-party investors and have a readily determinable fair value.

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

     FHLB Advances

     The fair value of FHLB advances are estimated using a discounted cash flow calculation that applies the rate currently offered for borrowings of similar terms and remaining maturity. The carrying amount of accrued interest on FHLB advances approximates fair value.

     Off-Balance Sheet Instruments

     Off-balance sheet financial instruments include commitments to extend credit and standby letters of credit to be held in the Banks' loan portfolios. The fair value of such instruments is negligible since the arrangements are at current rates, are for short periods, and have no significant credit exposure.

12.  INCOME TAXES:

     The provision for income taxes for the years ended December 31, 2001 and 2000, was as follows:

                                               2001         2000
                                            ----------  -----------
                                               (In thousands)
                      Current:
                           Federal          $      578   $      938
                           State                    72          176
                                            ----------   ----------
                                                   650        1,114
                      Deferred, net                (57)        (195)
                                            ----------   -----------
                               Totals       $      593   $      919
                                            ==========   ==========

     The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate of 34% to income taxes for the years ended December 31, 2001 and 2000, were as follows:




                                                   2001         2000
                                                  -----      ------
                                                   (In thousands)
            Pre-tax income at statutory rates     $ 606      $ 839
            Add (deduct):
            State income tax, net of federal
                 tax benefit                         39         67
            Tax exempt income                      (115)       (46)
            Other, net                               63         59
                                                  -----      -----
                 Totals                           $ 593      $ 919
                                                  =====      =====

     The components of the net deferred tax asset as of December 31, 2001 and 2000, were as follows:

                                                       2001       2000
                                                     ------    -------
                                                       (In thousands)
          Deferred tax asset:
              Retirement and other benefit plans     $ 408      $ 329
              Allowance for loan losses                329        461
              Unrealized loss on securities
                   available-for-sale                 --            9
              Depreciation                               8       --
              Other                                    162         85
                                                     -----      -----
                                                       907        884
                                                     -----      -----
          Deferred tax liability:
              Deferred loan fees                       (51)       (74)
              FHLB stock dividend                     (203)      (203)
              Unrealized gain on securities
                   available-for-sale                  (31)      --
              Depreciation                            --          (26)
              Other                                   (110)       (86)
                                                     -----      -----
                                                      (395)      (389)
                                                     -----      -----
          Net deferred tax asset                     $ 512      $ 495
                                                     =====      =====

13.  PARENT COMPANY FINANCIAL STATEMENTS:

     Separate condensed financial statements of the Company as of and for the years ended December 31, 2001 and 2000, are presented below:

                        STATEMENTS OF FINANCIAL CONDITION
                           DECEMBER 31, 2001 AND 2000
                                 (In thousands)


      ASSETS:                                       2001        2000
                                                   -------      ------
       Interest-bearing deposits                   $    413      $    352
       Investment in subsidiaries                    16,667        19,156
       Bank owned life insurance                      1,391          --
       Other assets                                     586           887
                                                   --------      --------
                                                   $ 19,057      $ 20,395
                                                   ========      ========
      LIABILITIES:
          Dividend payable                         $    162      $    178
          Other liabilities                             429            57
                                                   --------      --------
                                                        591           235
                                                   --------      --------
      STOCKHOLDERS' EQUITY:
          Preferred stock                              --            --
          Common stock                                   31            31
          Paid-in-capital                             8,081         7,954
          Retained earnings                          17,079        16,823
          Deferred compensation obligation            1,766         1,580
          Deferred compensation treasury stock       (1,792)       (1,654)
          Treasury stock                             (6,088)       (3,752)
          Unearned compensation                        (666)         (811)
          Unrealized gain (loss) on securities
              available-for-sale, net                    55           (11)
                                                   --------      --------
                                                     18,466        20,160
                                                   --------      --------
                                                   $ 19,057      $ 20,395
                                                   ========      ========

                                               STATEMENTS OF INCOME
                                  FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
                                                  (In thousands)


                                                                   2001          2000
                                                                 -------      -------
Income from subsidiaries:
  Dividends                                                      $ 4,150      $   875
  Interest                                                            78           85
Other income                                                          57         --
Operating expense                                                   (658)        (675)
                                                                 -------      -------
Income (loss) before income taxes and equity in
  undistributed current year subsidiaries'
  earnings                                                         3,627          285
Benefit for income taxes                                             204          208
                                                                 -------      -------
Income (loss) before equity in undistributed current
  year subsidiaries' earnings                                      3,831          493
Distribution in excess of current year subsidiaries earnings      (2,641)        --
Equity in undistributed current year
  subsidiaries' earnings                                            --          1,057
                                                                 -------      -------
  Net income                                                     $ 1,190      $ 1,550
                                                                 =======      =======



                                             STATEMENTS OF CASH FLOWS
                                  FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
                                                  (In thousands)
Operating Activities:                                                          2001         2000
                                                                            -------      -------
  Net income                                                                $ 1,190      $ 1,550
  Distribution in excess of (equity in undistributed)
  current year earnings of subsidiaries'                                      2,641       (1,057)
                                                                            -------      -------
                                                                              3,831          493
                                                                            -------      -------
  Adjustments to reconcile net income to net cash provided by (used in)
  operating activities:
     Amortization of unearned compensation                                      168          148
     Increase in cash surrender value of
       Bank Owned Life Insurance                                                (91)        --
     Other, net                                                                 748          139
                                                                            -------      -------
  Net cash provided by (used in) operating activities                           825          287
                                                                            -------      -------

Investing Activities:
  Purchase of Bank Owned Life Insurance                                      (1,300)        --
                                                                            -------      -------
           Net cash provided by (used in) financing activities               (1,300)        --
                                                                            -------      -------

         Financing Activities:
           Proceeds from exercise of stock options                               14           49
           Proceeds from dividend reinvestment                                  115          123
           Dividends paid                                                      (950)        (879)
           Purchase of treasury stock for Deferred Compensation
              Plan                                                             (138)        (221)
           Purchase of treasury stock                                        (2,336)        --
                                                                            -------      -------
           Net cash provided by (used in) financing activities               (3,295)        (928)
                                                                            -------      -------

         Increase (decrease) in cash and cash equivalents                        61         (148)
         Cash and cash equivalents at beginning of year                         352          500
                                                                                         -------

         Cash and cash equivalents at end of year                           $   413      $   352
                                                                            =======      =======

14.  SEGMENT DISCLOSURE:

     The holding company is considered a separate reportable segment from the banking operations since it does not offer products or services or interact with customers, but does meet the quantitative threshold as outlined in the SFAS No.131.

     The Company's segment disclosure is as follows for the years ended December 31, 2001 and 2000:

                                                        2001
                                 -----------------------------------------------------
                                  Banking      Holding                       Total
                                  Operations   Company     Eliminations      Company
                                 ---------     ---------      ---------      ---------
                                                    (In thousands)
Net interest income              $   6,338     $      78      $    --        $   6,416
Provision for loan losses               96          --             --               96
Noninterest income                   1,379         4,207         (4,207)         1,379
Noninterest expense                  5,258           658           --            5,916
                                 ---------     ---------      ---------      ---------
     Income before income
         taxes                       2,363         3,627         (4,207)         1,783
Income tax expense (benefit)           797          (204)          --              593
                                 ---------     ---------      ---------      ---------
     Net income                  $   1,566     $   3,831      $  (4,207)        $1,190
                                 =========     =========      =========      =========
     Total assets                $ 185,185      $ 19,057      $ (22,015)     $ 182,227
                                 =========     =========      =========      =========


                                                        2000
                                 -----------------------------------------------------
                                  Banking      Holding                       Total
                                  Operations   Company     Eliminations      Company
                                 ---------     ---------      ---------      ---------
                                                    (In thousands)
Net interest income              $    6,907    $        85    $       -      $   6,992
Provision for loan losses               135              -            -            135
Noninterest income                      919            875         (875)           919
Noninterest expense                   4,632            675            -          5,307
                                 ----------    -----------    ---------      ---------
     Income before
         income taxes                 3,059            285         (875)         2,469
Income tax expense (benefit)          1,127           (208)           -            919
                                 ----------    -----------    ----------      --------
     Net income                  $    1,932    $       493    $    (875)     $   1,550
                                 ==========    ===========    ==========      ========
     Total assets                $  156,896    $    20,395    $  (20,087)    $ 157,204
                                 ==========    ===========    ==========      ========


     Depreciation expense is not disclosed separately by segment, since this is not considered a significant component of the profitability of a financial institution.


15.  REGULATORY MATTERS:

     The Banks are subject to various regulatory capital requirements administered by the federal and state banking agencies. The quantitative measures to ensure capital adequacy require the Banks to maintain minimum amounts and ratios, set forth in the table below, of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), of Tier 1 capital (as defined) to average assets (as defined), and Tangible capital to average assets. Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Management believes, as of December 31, 2001 and 2000, that the Banks meet all capital adequacy requirements to which they are subject.

     As of December 31, 2001 and 2000, the most recent notification from the regulatory agencies categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain minimum Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institutions' category.

     Actual capital amounts in addition to required amounts and amounts needed to be well capitalized for Tier 1, Total, Tier 1 Leverage, and Tangible ratios for the Company and the Banks, as applicable, are as follows:

                                                                        December 31, 2001
                                            ------------------------------------------------------------------
                                                                 (Dollar amounts in thousands)
                                                                                                To Be Well
                                                                                             Capitalized Under
                                                                        For Capital          Prompt Corrective
                                                 Actual             Adequacy Purposes       Action Provisions
                                            ----------------       -------------------     -------------------
                                            Amount     Rate           Amount     Rate         Amount     Rate
                                            ------     ----           ------     ----         ------     ----
Tier 1 Risk-Based Capital
     Consolidated                          $ 17,428    13.5%             N/A      N/A             N/A      N/A
     First Federal Savings Bank              11,697    11.7%       $    3,984     4.0%     $    5,976     6.0%
     First State Bank                         3,962    13.2%            1,198     4.0%          1,797     6.0%

Total Risk-Based Capital
     Consolidated                          $ 18,258    14.1%             N/A      N/A             N/A      N/A
     First Federal Savings Bank              12,197    12.3%       $    7,968     8.0%     $    9,960    10.0%
     First State Bank                         4,237    14.2%            2,396     8.0%          2,995    10.0%

Tier 1 Leverage
     Consolidated                          $ 17,428     9.4%             N/A      N/A             N/A      N/A
     First Federal Savings Bank              11,697     8.3%       $    5,634     4.0%     $    7,042     5.0%
     First State Bank                         3,962     8.8%            1,804     4.0%          2,255     5.0%

Tangible Capital
     First Federal Savings Bank           $  11,697     8.3%       $    2,113     1.5%            N/A      N/A

                                       22

                                                                        December 31, 2000
                                            ------------------------------------------------------------------
                                                                 (Dollar amounts in thousands)
                                                                                                To Be Well
                                                                                             Capitalized Under
                                                                        For Capital          Prompt Corrective
                                                 Actual             Adequacy Purposes       Action Provisions
                                            ----------------       -------------------     -------------------
                                            Amount     Rate           Amount     Rate         Amount     Rate
                                            ------     ----           ------     ----         ------     ----
Tier 1 Risk-Based Capital
     Consolidated                          $ 19,079    18.5%             N/A      N/A             N/A      N/A
     First Federal Savings Bank              13,757    16.8%       $    3,271     4.0%     $    4,907     6.0%
     First State Bank                         4,320    17.1%            1,013     4.0%          1,520     6.0%

Total Risk-Based Capital
     Consolidated                          $ 20,044    19.4%             N/A      N/A             N/A      N/A
     First Federal Savings Bank              14,451    17.7%       $    6,542     8.0%     $    8,178    10.0%
     First State Bank                         4,591    18.1%            2,027     8.0%          2,534    10.0%

Tier 1 Leverage
     Consolidated                          $ 19,079    11.7%             N/A      N/A             N/A      N/A
     First Federal Savings Bank              13,757    11.8%       $    4,678     4.0%     $    5,848     5.0%
     First State Bank                         4,320    10.5%            1,644     4.0%          2,055     5.0%

Tangible Capital
     First Federal Savings Bank           $  13,757    11.8%       $    1,754     1.5%            N/A      N/A

16.  SUBSEQUENT EVENT (UNAUDITED):

     Subsequent to year end, First Federal was merged with and into First State. The name of First State was then changed to First Financial Bank ("First Financial"). First Financial will be a state-chartered bank regulated by the State of Alabama Superintendent of Banks (the "Superintendent"). In connection with the merger, the Superintendent will require First Financial to change certain methodologies previously utilized by First Federal. These changes include an adjustment related to the allowance for loan losses resulting in an additional provision of $200,000, which will be reflected in the Company's first quarter results of operations for fiscal 2002. This adjustment is in addition to a provision for loan losses that is expected to be recorded by the Company in the first quarter of approximately $150,000 resulting from the Company's evaluation of credit losses inherent in the loan portfolio subsequent to fiscal year end. The Company continually evaluates its credit risk and makes provisions for loan losses as deemed appropriate in the period incurred.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To FirstFed Bancorp, Inc.:


     We have audited the accompanying consolidated statements of financial condition of FirstFed Bancorp, Inc. (a Delaware Corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FirstFed Bancorp, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.



                                                         /s/ ARTHUR ANDERSEN LLP
                                                         -----------------------
                                                             ARTHUR ANDERSEN LLP

Birmingham, Alabama
February 1, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS

                                     GENERAL

     FirstFed Bancorp, Inc. (the "Company") is a financial holding company headquartered in Bessemer, Alabama. At December 31, 2001, the Company owns 100% of the outstanding shares of common stock of its wholly-owned subsidiaries, First Federal Savings Bank ("First Federal") and First State Corporation ("FSC"). FSC owns 100% of the outstanding shares of common stock of First State Bank of Bibb County ("First State"). The Company's assets consist primarily of its subsidiary investments in its two financial institution subsidiaries (the "Banks") and liquid investments. Subsequent to December 31, 2001, First Federal merged with and into First State. The name of First State was then changed to First Financial Bank.

       COMPARISON OF FINANCIAL CONDITION AS OF DECEMBER 31, 2001 AND 2000, AND RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000



CHANGES IN FINANCIAL CONDITION

     Total deposits increased $9.7 million to $146.1 million at December 31, 2001, compared to $136.4 million at December 31, 2000. This increase was primarily the result of an increase in certificate of deposit accounts. As markets adjusted during fiscal 2001, new funds were acquired primarily in certificates of deposit.

     Federal Home Loan Bank ("FHLB") advances of $17 million were recorded early in fiscal 2001. The advances were used to purchase $14 million in corporate bonds and $3 million was used for lending. This arbitrage transaction is expected to yield a net return of 10% on equity and 1% on assets, after income taxes.

     Corresponding to the increase in deposits and borrowings was an increase in total assets from $157.2 million at December 31, 2000, to $182.2 million at December 31, 2001, manifested primarily by an increase in investments of $10.5 million, the purchase of $4.2 million in Bank Owned Life Insurance and an increase in cash investments of $17.9 million. Total loans decreased to $108.9 at December 31, 2001, compared to $118.5 million at December 31, 2000. The decrease was the result of increased secondary market lending as opposed to in-house lending because many consumers preferred fixed-rate mortgage loans which are typically not retained in the loan portfolio.

     Stockholders' equity decreased $1.7 million to $18.5 million at December 31, 2001. The net decrease in equity during the year ended December 31, 2001, was primarily attributable to the purchases of treasury stock totaling $2.3 million and dividends declared of $934,000, or $.38 per share, partially offset by earnings of $1,190,000.

     The Bank meets all regulatory requirements related to liquidity and capital. If needed, sources of additional liquidity include certain securities which have been designated as available-for-sale and borrowing ability from the FHLB-Atlanta. See Note 10 of the "Notes to Consolidated Financial Statements" regarding capital resources.

GENERAL RESULTS OF OPERATIONS

     Net income for the year ended December 31, 2001, was $1,190,000, a decrease of $360,000 from the prior year's amount of $1,550,000. The decrease was primarily the result of a decrease in net interest income related to a decrease in the interest rate spread. The decrease in the net interest spread is primarily the result of the Banks maintaining, on average, more assets in short-term liquid investments, together with the reductions in the Fed Funds rates and prime rates during fiscal 2001. While management believes that the Company is well-matched related to the timing of the repricing of assets and liabilities, assets still adjusted faster than liabilities in the short-term.


INTEREST INCOME


     Total interest income increased to $13.3 million for the year ended December 31, 2001, from $13.2 million for the year ended December 31, 2000. This slight increase was primarily the result of a 10.6% increase in the average balance of interest earning assets partially offset by a decrease in the average yield on interest earning assets to 7.9% during the year ended December 31, 2001, from 8.6% for the year ended December 31, 2000. There was a decrease in the average yield on loans to 9.0% for the year ended December 31, 2001, from 9.2% for the year ended December 31, 2000, with a negligible change in the average balance of loans between years. Interest earned on securities increased $138,000 to $2,003,000 for the year ended December 31, 2001, from $1,865,000 for the year ended December 31, 2000. The increase was primarily the result of a 20.7% increase in the average balance of investments partially offset by a reduction in the average yield on investments to 6.2% for the year ended December 31, 2001, compared to 6.9% for the year ended December 31, 2000. Interest on federal funds sold and interest-bearing deposits increased $212,000 to $672,000 for the year ended December 31, 2001, from $460,000 for the year ended December 2000. This increase was primarily attributable to a 133.2% increase in the average balance of federal funds sold and interest-bearing deposits partially offset by a decrease in average yield to 3.5% for the ended December 31, 2001, from 5.6% for the year ended December 31, 2000.

INTEREST EXPENSE

     Total interest expense for the year ended December 31, 2001, was $6.9 million compared to $6.2 million for the year ended December 31, 2000. Interest expense on deposits for the year ended December 31, 2001, was $6.0 million compared to $6.2 million for the year ended December 31, 2000. This decrease was primarily the result of a slight decrease in the average rate paid on deposits to 4.1%, from 4.2% for the year ended December 31, 2000. There was minimal change in the average balance of deposits between fiscal 2001 and fiscal 2000. The primary reason for the increase in interest expense was the interest expense on FHLB advances of $867,000 recorded during the year ended December 31, 2001, compared to no interest in the prior year. The interest was recorded in connection with an arbitrage transaction that included a FHLB advance of $17 million at 5.20%.

NET INTEREST INCOME

     Net interest income for the year ended December 31, 2001, decreased approximately $576,000, to $6.4 million from $7.0 million for the previous year. This decrease was primarily the result of a decrease in the net interest spread to 3.6% from 4.4% in the prior period.

PROVISION FOR LOAN LOSSES

     The provision for loan losses is a function of the evaluation of the allowance for loan losses. The total allowance for loan losses was $775,000 at December 31, 2001, and $966,000 at December 31, 2000. During the year ended December 31, 2001, the provision for loan losses was $96,000, while some nonperforming loans were written off which reduced the reserve balance. The ratios of the allowance to total loans of 0.71% at December 31, 2001, and 0.81% at December 31, 2000, were considered reasonable by management.
     The Company's allowance for loan losses is based upon estimated loss exposure. Actual losses on loans can vary significantly from the estimate. The methods and assumptions used to calculate the allowance are continually reviewed to insure that current factors are considered in the estimation process. This effort also includes discussions with regulators of the Banks to include recommendations and comments from examination reports. Considerations in determining the allowance level include historical loss experiences, current economic conditions, distribution of the loan portfolio by risk class and the estimated value of the underlying collateral. See Note 16 of the "Notes to Consolidated Financial Statements" regarding allowance for loan losses.

     The Banks segregate their loan portfolios into problem and non-problem loans. The Banks then determine the allowance for loan losses based on specific review of all problem loans by internal loan review committees. This detailed analysis primarily determines the allowance on problem loans by specific evaluation of collateral fair value. The allowance for non-problem loans considers historical losses and other relevant factors. The allowances are reviewed throughout the year to consider changes in the loan portfolio and classification of loans which results in a self-correcting mechanism.

NONINTEREST INCOME

     Noninterest income for the year ended December 31, 2001, totaled $1,379,000 as compared to $919,000 for the year ended December 31, 2000. The increase was primarily the result of increases in fee income and fees from loans sold in the secondary market, as well as, earnings of $295,000 recorded on Bank Owned Life Insurance.

NONINTEREST EXPENSE

     Noninterest expense for the year ended December 31, 2001, totaled $5.9 million as compared to $5.3 million for the year ended December 31, 2000. This increase was primarily attributable to general increases in salaries and employee benefits, a $115,000 provision for estimated losses on real estate owned, an increase in losses on the disposition of real estate owned and slight increases in other operating expenses.

INCOME TAXES

     Federal and state income taxes decreased $326,000, or 35.5%, to $593,000 in the year ended December 31, 2001, from $919,000 for the year ended December 31, 2000. The decrease was primarily the result of the decreased income before taxes for the year ended December 31, 2001, as compared to the year ended December 31, 2000. The Company's effective tax rate for the years ended December 31, 2001 and 2000, was approximately 33% and 37%, respectively. Contributing to the reduced effective tax rate was the addition of nontaxable earnings on Bank Owned Life Insurance in the amount of $295,000.

RECENT EVENTS

     In March 2002, First Federal merged with and into First State. The name of First State was then changed to First Financial Bank.


Statements contained in this report which are not historical facts and which pertain to future operating results of the Company constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward looking statements.

COMMON STOCK DATA


     The Company's common stock trades on the NASDAQ SmallCap Stock Market under the symbol "FFDB". Trading information regarding the common stock appears in The Wall Street Journal under the abbreviation "FirstFedB". As of December 31, 2001, there were 2,311,832 shares of common stock outstanding and approximately 371 holders of record of the common stock. The following table sets forth the stock market price ranges of FirstFed Bancorp, Inc. as reported by NASDAQ SmallCap Market Systems and cash dividends declared per share of common stock for the calendar quarters as indicated.




                                              Stock Market           Dividends
                                              Price Range            Declared
                                              -----------
                                        Low           High           Per Share
                                        ---           ----           ---------

Year Ended December 31, 2000:

       First Quarter               $     9.25     $   10.94      $     .14
       Second Quarter                    8.00          9.50            .07
       Third Quarter                     7.09          9.50            .07
       Fourth Quarter                    7.75          8.75            .07


Year Ended December 31, 2001:

       First Quarter               $     7.50     $   10.00      $     .17
       Second Quarter                    7.50          8.50            .07
       Third Quarter                     6.75          9.25            .07
       Fourth Quarter                    6.25          7.25            .07

BOARDS OF DIRECTORS
FirstFed Bancorp, Inc. and First Financial Bank
-----------------------------------------------

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

Advisory Board of Bibb County
-----------------------------

                           William Elbert Belcher, III
                      Owner, Belcher Forest Products, Inc.

                                 R. Hugh Edmonds
                           Owner, Hugh Edmonds Realty

                                Milton R. Fulgham
                            Retired, First State Bank

                               Randall J. Gilmore
               Executive Director, Bessemer Cutoff Advocacy Center

                                 Albert L. Green
                             Retired, N.D. Cass, Co.

                                 Howard C. Pate
                      Retired, Owner of Ambrose Mercantile

                                W. Paul Province
                      Vice President, First Financial Bank

                                  Joe E. Weeks
              Owner, J & J Metal and Salvage and Tannehill General

OFFICERS
FirstFed Bancorp, Inc. and First Financial Bank
-----------------------------------------------

      Executive Officers of FirstFed Bancorp, Inc. and First Financial Bank


                               B. K. Goodwin, III
          Chairman of the Board, Chief Executive Officer and President




                                  Lynn J. Joyce
   Chief Financial Officer, Executive Vice President, Secretary and Treasurer


                        Officers of First Financial Bank


                                 F. Scott Morris
                          Compliance and Audit Officer
                                Brenda M. Baswell
                          Vice President of Operations
                                Jeff V. Williams
                            Vice President of Lending
                                W. Paul Province
                                 Vice President
                                Cathy N. Ackerman
                   Assistant Vice President and Branch Manager
                                  W. Max Adams
                   Assistant Vice President and Branch Manager
                                 John F. Ammons
                   Assistant Vice President and Branch Manager
                                  Pamela Gamble
                   Assistant Vice President and Branch Manager
                               Robert Nelson, III
                    Assistant Vice President and Loan Officer
                                Martha P. Peeples
                   Assistant Vice President and Branch Manager
                               James E. Smith, Jr.
                    Assistant Vice President and Loan Officer
                                 Charlotte White
                   Assistant Vice President and Branch Manager
                                 J. Alton Yeager
                            Assistant Vice President
                                  Linda Parish
                               Collections Officer

COMPANY DATA


ANNUAL MEETING

FirstFed Bancorp, Inc.'s Annual Meeting of Stockholders will be held at the Bright Star Restaurant, 304 19th Street North, Bessemer, Alabama, 35020 on Tuesday, April 23, 2002, at 4:30 P.M.


REGISTRAR AND TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572


INDEPENDENT PUBLIC ACCOUNTANTS

Arthur Andersen LLP
Birmingham, Alabama


ANNUAL REPORT ON FORM 10-KSB

The December 31, 2001, Annual Report on Form 10-KSB filed with the Securities and Exchange Commission is available on or after April 1, 2002, upon written request to all stockholders free of charge from the following:

Lynn J. Joyce, Secretary
FirstFed Bancorp, Inc.
1630 4th Avenue North
Post Office Box 340
Bessemer, AL 35021-9988


OFFICE LOCATIONS

Main Office (Bessemer): 1630 4th Avenue North 35020, (205) 428-8472 Centreville Office: 125 Birmingham Road 35042, (205) 938-7813
Hueytown Office: 1243 Hueytown Road 35023, (205) 497-4100
Hoover Office: 1604 Montgomery Highway 35216, (205) 822-8534
Pelham Office: 56 Pelham Plaza Shopping Center 35124, (205) 664-1824 Vance Office: 18704 Highway 11 North 35490, (205) 633-0904
West Blocton Office: Main Street 35184, (205) 928-7881
Woodstock Office: Highway 5 35188, (205) 926-4651


WEB PAGE ADDRESS

www.firstfedbessemer.com