Form 10KSB, Exhibit 13
period 2003-12-31
FIRSTFED BANCORP INC
filed 2004-03-30
CIK 876947

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

      The Company's common stock trades on the NASDAQ SmallCap Stock Market under the symbol "FFDB". As of December 31, 2003, there were 2,375,537 shares of common stock outstanding and approximately 375 holders of record of the common stock. The following table sets forth the stock market price ranges of the common stock as reported by NASDAQ SmallCap Market Systems and cash dividends declared per share of common stock for the calendar quarters as indicated.


                                                  Stock Market        Cash
                                                   Price Range      Dividends
                                                ----------------    Declared
                                                 Low        High    Per Share
                                                 ---        ----    ---------

      Year Ended December 31, 2002:

          First Quarter                         $6.20      $7.20      $ .14
          Second Quarter                         6.75       7.40        .07
          Third Quarter                          6.02       8.00        .07
          Fourth Quarter                         5.83       7.90        .07

      Year Ended December 31, 2003:

          First Quarter                         $6.10      $7.69      $ .14
          Second Quarter                         6.28       7.78        .07
          Third Quarter                          7.25       8.12        .07
          Fourth Quarter                         8.00       9.21        .07

================================================================================

LETTER TO STOCKHOLDERS

      In reviewing the year 2003, there were several significant events. The Company achieved excellent growth, including exceptional growth in loans of over 30%. It was partially accomplished from the purchase of a branch in Centreville, Alabama, with approximately $8.3 million in deposits and $5.6 million in loans. This transaction enabled the Company to expand and further utilize the existing Centreville branch as the purchased branch was closed. The growth was also accomplished in traditional commercial banking products, including commercial real estate loans and deposit transaction accounts. As loans have grown throughout the year and replaced lower yielding assets, the interest rate spread has begun to improve.

      The earnings results for 2003 reflected improvement over the prior year, but did not return to the levels of previous years. As witnessed by community banks in general, our Bank has endured a reduction in interest rate spread. Also, a negative factor impacting results was the write-down of several commercial real estate loans throughout the year. On the other hand, at December 31, 2003, total nonperforming loans decreased to $289,000, or 0.2% of loans receivable, compared to $419,000, or 0.4% of loans receivable at December 31, 2002. Past due loans decreased to $2.3 million, or 1.7% of loans receivable, from $4.8 million, or 4.6%. We believe this reduction in nonperforming and past due loans will contribute to more favorable future results.

      I would like to also share some other significant events with you. We are currently in process of constructing a new and expanded full-service facility in Pelham, Alabama. We have outgrown the existing Pelham location which has been under lease. Also, in December 2003, we launched a new checking account called "Beyond Free Checking". This is a totally free checking account with Overdraft Privilege. The Overdraft Privilege Program has been extended to the majority of our customers.

      The Company continued the tradition of paying quarterly dividends of $.07 per share plus a special dividend of $.07 per share, for a total annual cash dividend of $.35 per share. We are also pleased to report that the market trading value of the Company's stock increased during 2003.

      As we noted last year, the Company has experienced a period of transition and change. We continue to see the benefits of changes and believe the Company is well-positioned for the future. As always, we appreciate your support and interest in our Company. I look forward to reporting to you next year on our continued progress.

                                        Sincerely,


                                        B. K. Goodwin, III
                                        Chairman of the Board,
                                        Chief Executive Officer and President

================================================================================

================================================================================

                             FIRSTFED BANCORP, INC.
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                        As of December 31, 2003 and 2002
               (Dollar amounts in thousands, except share amounts)

                                                                                  2003          2002
                                                                                ---------     ---------
ASSETS
Cash and cash equivalents:
     Cash on hand and in banks                                                  $   2,952     $   2,919
     Interest-bearing deposits in other banks                                       4,440        21,739
     Federal funds sold                                                               229           774
                                                                                ---------     ---------
                                                                                    7,621        25,432
Securities available-for-sale                                                      30,740        30,632
Loans held for sale                                                                 1,033         2,229
Loans receivable, net of allowance for loan losses of $1,397 and $1,059,
     respectively                                                                 136,099       104,310
Land, buildings and equipment, net                                                  4,908         4,265
Bank owned life insurance                                                           6,009         5,641
Real estate owned                                                                   4,216         1,898
Accrued interest receivable                                                         1,095         1,342
Goodwill and other intangibles                                                      1,216           983
Other assets                                                                        1,274           838
                                                                                ---------     ---------
                                                                                $ 194,211     $ 177,570
                                                                                =========     =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
     Deposits                                                                   $ 151,109     $ 139,931
     Borrowings                                                                    23,780        18,005
     Accrued interest payable                                                         217           232
     Dividend payable                                                                 166           163
     Other liabilities                                                                387           431
                                                                                ---------     ---------
                                                                                  175,659       158,762
                                                                                ---------     ---------

Stockholders' equity:
     Preferred stock, $.01 par value, 1,000,000 shares authorized, none
         issued and outstanding                                                        --            --
     Common stock, $.01 par value, 10,000,000 shares authorized, 3,205,485 issued and 2,375,537 outstanding at December 31, 2003 and 3,159,140
         issued and 2,329,192 outstanding at December 31, 2002                         32            32
     Paid-in capital                                                                8,426         8,159
     Retained earnings                                                             16,047        16,467
     Deferred compensation obligation                                               1,969         1,876
     Deferred compensation treasury stock (221,283 shares at December
         31, 2003 and 209,812 shares at December 31, 2002)                         (1,969)       (1,876)
     Treasury stock, at cost (829,948 shares at December 31, 2003
         and 2002)                                                                 (6,088)       (6,088)
     Unearned compensation                                                           (416)         (518)
     Accumulated other comprehensive income, net                                      551           756
                                                                                ---------     ---------
                                                                                   18,552        18,808
                                                                                ---------     ---------
                                                                                $ 194,211     $ 177,570
                                                                                =========     =========

  The accompanying notes are an integral part of these consolidated financial statements.

================================================================================

================================================================================

                             FIRSTFED BANCORP, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                 For the Years Ended December 31, 2003 and 2002
               (Dollar amounts in thousands, except share amounts)

                                                                2003            2002
                                                            -----------     -----------
INTEREST INCOME
     Interest and fees on loans                             $     7,473     $     8,429
     Interest and dividends on securities:
         Taxable                                                  1,350           1,884
         Tax exempt                                                  23              32
     Other interest income                                          159             320
                                                            -----------     -----------
         Total interest income                                    9,005          10,665
                                                            -----------     -----------

INTEREST EXPENSE
     Interest on deposits                                         3,137           4,021
     Interest on borrowings                                         900             895
                                                            -----------     -----------
         Total interest expense                                   4,037           4,916
                                                            -----------     -----------

     Net interest income                                          4,968           5,749
         Provision for loan losses                                1,141           1,956
                                                            -----------     -----------
     Net interest income after provision for loan losses          3,827           3,793
                                                            -----------     -----------

NONINTEREST INCOME
     Service and other charges on deposit accounts                1,457           1,246
     Gain on sale of investments                                    299               8
     Gain on sale of loans                                           --             482
     Bank owned life insurance                                      368             346
     Other income                                                   215             150
                                                            -----------     -----------
         Total noninterest income                                 2,339           2,232
                                                            -----------     -----------

NONINTEREST EXPENSE
     Salaries and employee benefits                               3,152           2,983
     Nonrecurring pension expense                                    --             238
     Office building and equipment expense                          805             700
     Data processing expense                                        421             462
     Other operating expense                                      1,399           1,542
                                                            -----------     -----------
         Total noninterest expense                                5,777           5,925
                                                            -----------     -----------

     Income before income taxes                                     389             100
         Benefit for income taxes                                   (14)           (101)
                                                            -----------     -----------
NET INCOME                                                  $       403     $       201
                                                            ===========     ===========

AVERAGE NUMBER OF SHARES OUTSTANDING - BASIC                  2,314,055       2,277,916
                                                            ===========     ===========
BASIC EARNINGS PER SHARE                                    $       .17     $       .09
                                                            ===========     ===========

AVERAGE NUMBER OF SHARES OUTSTANDING - DILUTED                2,355,219       2,308,901
                                                            ===========     ===========
DILUTED EARNINGS PER SHARE                                  $       .17     $       .09
                                                            ===========     ===========

DIVIDENDS DECLARED PER SHARE                                $       .35     $       .35
                                                            ===========     ===========

  The accompanying notes are an integral part of these consolidated financial statements.

================================================================================

================================================================================

                             FIRSTFED BANCORP, INC.
    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
                 For the Years Ended December 31, 2003 and 2002
               (Dollar amounts in thousands, except share amounts)

                                                                                                              Deferred
                                                                                             Deferred          Compen-
                                                                                              Compen-          sation
                                               Common         Paid-In        Retained         sation          Treasury
                                               Stock          Capital        Earnings       Obligation         Stock
                                              --------       --------        --------       ----------       ---------
BALANCE, December 31, 2001                    $     31       $  8,081        $ 17,079        $  1,766        $ (1,792)
     Net income                                     --             --             201              --              --
     Change in unrealized gain
         on securities available-
         for-sale, net of tax of
         ($394)                                     --             --              --              --              --
     Comprehensive income                           --             --              --              --              --
     Amortization of unearned
         compensation                               --             --              --              --              --
     Awards under stock plans                       --              4              --              --              --
     Dividends declared ($.35
         per share)                                 --             --            (813)             --              --
     Change in stock value of
         Employee Stock
         Ownership Plan                             --            (33)             --              --              --
     Purchase of Deferred
            Compensation TreasuryStock              --             --              --             114            (114)
     Distribution of Deferred
         Compensation Treasury Stock                --             --              --             (30)             30
     Amortization of Deferred
         Compensation                               --             --              --              26              --
     Stock issued under Dividend
         Reinvestment Plan                           1            107              --              --              --
                                              --------       --------        --------        --------        --------
BALANCE, December 31, 2002                    $     32       $  8,159        $ 16,467        $  1,876        $ (1,876)
     Net income                                     --             --             403              --              --
     Change in unrealized gain
         on securities available-
         for-sale, net of tax of
         ($123)                                     --             --              --              --              --
     Comprehensive income                           --             --              --              --              --
     Amortization of unearned
         compensation                               --             --              --              --              --
     Awards under stock plans                       --             30              --              --              --
     Exercise of stock options                      --            146              --              --              --
     Dividends declared ($.35
         per share)                                 --             --            (823)             --              --
     Change in stock value of
         Employee Stock
         Ownership Plan                             --            (25)             --              --              --
     Purchase of Deferred
            Compensation Treasury Stock             --             --              --             116            (116)
     Distribution of Deferred
         Compensation Treasury Stock                --             --              --             (23)             23
     Stock issued under Dividend
         Reinvestment Plan                          --            116              --              --              --
                                              --------       --------        --------        --------        --------
BALANCE, December 31, 2003                    $     32       $  8,426        $ 16,047        $  1,969        $ (1,969)
                                              ========       ========        ========        ========        ========

                                                                               Accumulated
                                                                                 Other
                                                                Unearned         Compre-       Compre-
                                                Treasury        Compen-          hensive       hensive
                                                  Stock          sation       Income (Loss)    Income
                                                ---------       ---------     -------------  -----------
BALANCE, December 31, 2001                      $ (6,088)       $   (666)       $     55
     Net income                                       --              --              --        $201
     Change in unrealized gain
         on securities available-
         for-sale, net of tax of
         ($394)                                       --              --             701         701
                                                                                              ------
     Comprehensive income                             --              --              --        $902
                                                                                              ======
     Amortization of unearned
         compensation                                 --             152              --
     Awards under stock plans                         --              (4)             --
     Dividends declared ($.35
         per share)                                   --              --              --
     Change in stock value of
         Employee Stock
         Ownership Plan                               --              --              --
     Purchase of Deferred
            Compensation TreasuryStock                --              --              --
     Distribution of Deferred
         Compensation Treasury Stock                  --              --              --
     Amortization of Deferred
         Compensation                                 --              --              --
     Stock issued under Dividend
         Reinvestment Plan                            --              --              --
                                                --------        --------        --------
BALANCE, December 31, 2002                      $ (6,088)       $   (518)       $    756
     Net income                                       --              --              --        $403
     Change in unrealized gain
         on securities available-
         for-sale, net of tax of
         ($123)                                       --              --            (205)       (205)
                                                                                              ------
     Comprehensive income                             --              --              --        $198
                                                                                              ======
     Amortization of unearned
         compensation                                 --             132              --
     Awards under stock plans                         --             (30)             --
     Exercise of stock options                        --              --              --
     Dividends declared ($.35
         per share)                                   --              --              --
     Change in stock value of
         Employee Stock
         Ownership Plan                               --              --              --
     Purchase of Deferred
            Compensation Treasury Stock               --              --              --
     Distribution of Deferred
         Compensation Treasury Stock                  --              --              --
     Stock issued under Dividend
         Reinvestment Plan                            --              --              --
                                                --------        --------        --------
BALANCE, December 31, 2003                      $ (6,088)       $   (416)       $    551
                                                ========        ========        ========

  The accompanying notes are an integral part of these consolidated financial statements.

================================================================================

================================================================================

                             FIRSTFED BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 For the Years Ended December 31, 2003 and 2002
                          (Dollar amounts in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:                                                         2003         2002
                                                                                            --------     --------
     Net income                                                                             $    403     $    201
     Adjustments to reconcile net income to net cash provided by (used in)
         operating activities:
         Depreciation, amortization and accretion                                                501          292
         Provision (credit) for deferred income taxes                                           (179)         304
         Provision for loan losses                                                             1,141        1,956
         Provision for real estate losses                                                         --           14
         Loan fees (cost) deferred, net                                                          230          (31)
         Gain on sale of investments                                                            (299)          --
         Gain on sale of fixed assets                                                             --          (91)
         Gain on sale of loans                                                                    --         (482)
         Loss on sale of real estate, net                                                         70           75
         Origination of loans held for sale                                                  (19,656)     (15,847)
         Proceeds from the sale of loans held for sale                                        20,852       25,610
         Provision for deferred compensation                                                     116          114
         Increase in surrender value of Bank Owned Life Insurance                               (368)        (346)
     Decrease (increase) in operating assets, net of effects of purchase of branch:
         Accrued interest receivable                                                             247          498
         Other assets                                                                            (92)         137
     Increase (decrease) in operating liabilities, net of effects of purchase of branch:
         Accrued interest payable                                                                (15)         (71)
         Other liabilities                                                                       (44)        (508)
                                                                                            --------     --------
             Net cash provided by (used in) operating activities                               2,907       11,825
                                                                                            --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Cash acquired in purchase of branch, net                                                  2,458           --
     Proceeds from maturities, calls and repayments of securities available-for-sale           7,269        7,890
     Proceeds from maturities and payments received on securities held-to-maturity                --        3,827
     Proceeds from the sale of securities held-to-maturity                                        --        1,472
     Proceeds from sale of securities available-for-sale                                       6,048           --
     Purchase of securities held-to-maturity                                                      --       (4,000)
     Purchase of securities available-for-sale                                               (13,610)      (3,495)
     Purchase of Bank Owned Life Insurance                                                        --         (750)
     Proceeds from sale of real estate and repossessed assets                                  1,618        2,189
     Net loan originations                                                                   (31,514)      (9,218)
     Proceeds from sale of fixed assets                                                           --          116
     Capital expenditures                                                                       (963)      (1,077)
                                                                                            --------     --------
         Net cash provided by (used in) investing activities                                 (28,694)      (3,046)
                                                                                            --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Increase (decrease) in deposits, net                                                      2,878       (6,138)
     Repayment of borrowings                                                                  (5,250)          --
     Proceeds from borrowings                                                                 11,025        1,005
     Proceeds from exercise of stock options                                                     146           --
     Proceeds from dividend reinvestment                                                         116          107
     Cash dividends paid                                                                        (823)        (812)
     Purchase of treasury stock for Deferred Compensation Plan                                  (116)        (114)
                                                                                            --------     --------
         Net cash provided by (used in) financing activities                                   7,976       (5,952)
                                                                                            --------     --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                         (17,811)       2,827
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                                25,432       22,605
                                                                                            --------     --------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                                    $  7,621     $ 25,432
                                                                                            ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

================================================================================

                             FIRSTFED BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

1.    SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

      Organization and Basis of Presentation

      FirstFed Bancorp, Inc. (the "Company") is the holding company and sole shareholder of First State Corporation ("FSC"). FSC is the sole shareholder of First Financial Bank (the "Bank"). There are no material assets in FSC except for the investment in the Bank. The accompanying consolidated financial statements include the accounts of the Company, the Bank and FSC. At the beginning of the prior year, the Company was the holding Company and sole shareholder of First Federal Savings Bank ('First Federal") and FSC. FSC was the sole shareholder of First State Bank of Bibb County ("First State"). During 2002, First Federal and First State were merged and the name changed to First Financial Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

      Nature of Operations

      The Bank, through eight branch offices located in Alabama, is engaged in a full range of banking services. Those services consist of providing various deposit opportunities to customers and originating 1-4 family mortgage loans, commercial real estate loans, commercial and installment loans. These services are provided in portions of the Birmingham metropolitan areas and counties surrounding its south and west borders.

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

      Restricted stock consists primarily of Federal Home Loan Bank ("FHLB") stock, a required stock holding, and is carried at cost, as there is no readily available market for these shares and management believes fair value approximates cost.

      Premiums and discounts are recognized in interest income using a method that approximates the effective interest method.

      Loans Held for Sale

      Loans held for sale are recorded at the lower of amortized cost or fair value, as such loans are not intended to be held to maturity. As of December 31, 2003 and 2002, loans held for sale consisted of mortgage loans that have been committed for sale to third-party investors.

      Loans Receivable

      Loans receivable are stated at unpaid principal balances, net of the allowance for loan losses and deferred loan origination fees and costs. Interest is credited to income based upon the recorded investment.

      The accrual of interest on loans is discontinued and an allowance established when a loan becomes 90 days past due and, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed against current income unless the collateral for the loan is sufficient to cover the accrued interest. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current and the ultimate collectibility of the total contractural principal and interest is no longer in doubt.

      Interest income recognized on nonaccrual loans outstanding at December 31, 2003 and 2002, would have increased by approximately $15,000 and $18,000, respectively, had interest income been recorded under the original terms of the loan. Interest income on non-performing loans included in interest income for the year ended December 31, 2003, was approximately $8,000 and $14,000, respectively.

      Allowance for Loan Losses

      The allowance for loan losses is maintained at levels which management considers adequate to absorb losses currently in the loan portfolio at each reporting date. Management's estimation of this amount includes a review of all loans for which full collectibility is not reasonably assured and considers, among other factors, prior years' loss experience, economic conditions, distribution of portfolio loans by risk class, the estimated value of underlying collateral, and the balance of any impaired loans (generally considered to be nonperforming loans, excluding residential mortgages and other homogeneous loans). Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from estimations; however, the allowance is reviewed periodically and as adjustments become necessary they are reported in earnings in the periods in which they become known. Specific allowances for impaired loans are based on comparisons of the carrying values of the loans to the present value of the loans' estimated cash flows at each loan's original effective interest rate, the fair value of the collateral, or the loans' observable market prices. The Company had $289,000 and $419,000 total loans designated as impaired at December 31, 2003 and 2002, respectively. The average investment in impaired loans for the years ended December 31, 2003 and 2002 was $794,000 and $822,000, respectively.

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

      Goodwill

      In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 141, Business Combinations, which requires that the purchase method of accounting be used for all business combinations after June 30, 2001, and SFAS 142, Goodwill and Other Intangible Assets, which changed the accounting for goodwill from an amortization method to an impairment-only approach. Upon adoption of SFAS 142 on January 1, 2002, the Company ceased amortizing goodwill. Based on the initial goodwill impairment test completed on January 1, 2002, as required by SFAS 142, no goodwill impairment was indicated. In addition, the goodwill impairment testing completed during the years ended December 31, 2002 and 2003, indicated there was no goodwill impairment. Therefore, the Company had no changes in the carrying amount of goodwill from December 31, 2002, to December 31, 2003.

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

      Mortgage Servicing Rights

      The Company from time to time sells its originated loans into the secondary market. During 2002, the Company sold approximately $10 million of mortgage loans to Federal National Mortgage Association ("FNMA"). For FNMA sales, mortgage servicing rights ("MSRs") are capitalized based on relative fair values of the mortgages and MSRs when the mortgages are sold and the servicing is retained.

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

      Derivatives

      The Bank uses derivatives to hedge interest rate exposures by mitigating the interest rate risk of mortgage loans held for sale and mortgage loans in process. The Bank regularly enters into derivative financial instruments in the form of forward contracts, as part of its normal asset/liability management strategies. The Bank's obligations under forward contracts consist of "best effort" commitments to deliver mortgage loans originated in the secondary market at a future date. Interest rate lock commitments related to loans that are originated for later sale are classified as derivatives. In the normal course of business, the Bank regularly extends these rate lock commitments to customers during the loan origination process. The fair values of the Bank's forward contracts and rate lock commitments to customers as of December 31, 2003 and 2002, were not material.

      Comprehensive Income

      Comprehensive income is the total of net income and unrealized gains and losses on securities available-for-sale, net of income taxes. Comprehensive income is displayed in the accompanying Consolidated Statements of Stockholders' Equity. There were sales and calls of securities available-for-sale during the years ended December 31, 2003 and 2002; however, the net realized gains/losses were not material.

      Statements of Cash Flows

      For purposes of presenting the Consolidated Statements of Cash Flows, the Company considers cash on hand and in banks, interest-bearing deposits in other banks and federal funds sold to be cash and cash equivalents.

                                                                      2003       2002
                                                                    -------    -------
        SUPPLEMENTAL CASH FLOW INFORMATION:                           (In thousands)
          Cash paid during the period for-
             Income taxes                                           $   271    $   122
             Interest                                                 4,052      4,987
          Non-cash transactions-
             Transfers of loans receivable to real estate owned       4,552      2,932
             Transfer of loans receivable to loans held-for-sale         --      9,455
             Noncash compensation under stock plans                      30          4
             Transfer of investments from held-to-maturity to
                 available-for sale                                      --     11,018
             Acquisition of loans in branch purchase                  5,600         --
             Acquisition of deposits in branch purchase               8,300         --

      Earnings Per Share

      Basic earnings per share (EPS) is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock are exercised or converted into common stock. A reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation is as follows:

                                            Year Ended                                     Year Ended
                                         December 31, 2003                              December 31, 2002
                            ------------------------------------------      ------------------------------------------
                                             Dilutive                                       Dilutive
                                             Effect of                                      Effect of
                                              Options                                        Options
                              Basic           Issued          Diluted         Basic           Issued          Diluted
                            ----------      ----------      ----------      ----------      ----------      ----------
Net income                  $  403,000              --      $  403,000      $  201,000              --      $  201,000
Shares available to
   common stockholders       2,314,055          41,164       2,355,219       2,277,916          30,985       2,308,901
                            ----------      ----------      ----------      ----------      ----------      ----------
Earnings Per Share          $     0.17              --      $     0.17      $     0.09              --      $     0.09
                            ==========      ==========      ==========      ==========      ==========      ==========

      Options to purchase 33,094 and 66,574 shares of common stock at prices in excess of the average market price were outstanding at December 31, 2003 and 2002, respectively, but not included in the computation of diluted EPS. There were 35,145 and 43,931 shares of common stock held by the Employee Stock Ownership Plan and unallocated at December 31, 2003 and 2002, respectively. These shares are outstanding but not included in the computation of earnings per share.

      Stock-Based Compensation

      In accordance with the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, the Company has elected to continue to apply APB Opinion 25 and related Interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation cost for options granted at market value. If the Company had elected to recognize compensation cost for options granted during the years ended December 31, 2003 and 2002, based on the fair value of the options granted at the grant date as required by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands except share amounts):

                                                             2003      2002
                                                            -----     -----

            Net income - as reported                        $ 403     $ 201
            Stock-based compensation expense, net of tax      (96)      (20)
                                                            -----     -----
            Net income - pro forma                          $ 307     $ 181
                                                            =====     =====
            Earnings per share - as reported - basic          .17       .09
            Earnings per share - pro forma - basic            .13       .08
            Earnings per share - as reported - diluted        .17       .09

            Earnings per share - pro forma - diluted          .13       .08

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                 2003        2002
                                               -------     -------

            Expected dividend yield               4.17%       5.19%

            Expected stock price volatility         31%         36%

            Risk-free interest rate               3.20%       2.65%

            Expected life of options            5 years     5 years

      Recent Accounting Pronouncements

      In April 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group process and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The implementation of SFAS No. 149 was not material.

      In December 2003, the FASB issued SFAS 132 (revised 2003), which revises employers' disclosures about pension plans and other postretirement benefits. It does not change the measurement or recognition of those plans required by SFAS 87, Employers' Accounting for Pensions, SFAS 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and SFAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. This Statement retains the disclosure requirements contained in SFAS 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, which it replaces. It requires additional disclosures to those in the original SFAS 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. This Statement is effective for financial statements ending after December 15, 2003. The effect of this Statement on the Consolidated Financial Statements is disclosed in Note 10.

      In May 2003, the FASB issued SFAS 150, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Most of the guidance in SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company currently does not have any of the types of financial instruments defined in this SFAS and therefore the effect of this Statement on the Consolidated Financial Statements was not material.

      In January 2003, the FASB issued FIN 46, which clarifies the application of Accounting research Bulletin ("ARB") 51, Consolidated Financial Statements, to certain entities (called variable interest entities) in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure requirements of this Interpretation were effective for all financial statements issued after January 31, 2003. The consolidation requirements applied to all variable interest entities created after January 31, 2003. This Interpretation was amended in October 2003 by FASB Staff Position ("FSP") 46-6, Effective Date of FASB Interpretation No. 46, Consolidated of Variable Interest Entities. This FSP deferred the effective date for applying the provisions of FIN 46 for interests held by public companies in variable interest entities or potential variable interest entities created before February 1, 2003. In December 2003, FIN 46R was issued, which again deferred the effective date for interests held by public companies in special-purpose entities for periods ending after December 15, 2003, and for all other types of entities for periods ending after March 15, 2004. The effect of this Interpretation was not material.

      Branch Purchase

      During September 30, 2003, the Bank purchased all loans and assumed all deposits of a branch in Centreville, Alabama from First Federal of the South. Approximately $8.3 million in deposits were assumed at a premium of 3%, or $250,000. Total loans of approximately $5.6 were purchased and approximately $2.5 in cash was received. This transaction enabled the Bank to expand and further utilize the existing Centreville branch.

2.    SECURITIES AVAILABLE-FOR-SALE AND SECURITIES HELD-TO-MATURITY:

      The amortized cost, approximate fair value and gross unrealized gains and losses of the Bank's securities as of December 31, 2003 and 2002, were as follows:

                                                                    SECURITIES AVAILABLE-FOR-SALE
                              ------------------------------------------------------------------------------------------------------
                                                     2003                                                 2002
                              --------------------------------------------------    ------------------------------------------------
                                              Gross        Gross                                    Gross       Gross
                              Amortized    Unrealized    Unrealized       Fair      Amortized    Unrealized   Unrealized      Fair
                                 Cost         Gain         (Loss)         Value        Cost         Gain        (Loss)        Value
                              ---------    ----------    ----------     --------    ---------    ----------   ----------    --------
                                                                           (In thousands)
U. S. Government Agency
   securities                  $ 11,990     $     40      $     (9)     $ 12,021     $ 11,782     $    156     $     --     $ 11,938
Corporate Bonds                  15,014          821           (31)       15,804       14,306          956           --       15,262
Obligations of states and
   political subdivisions           200           12            --           212          525           19           --          544
Mortgage-backed securities        1,330           29            (1)        1,358        1,874           50           --        1,924
Restricted stock, at cost         1,345           --            --         1,345          964           --           --          964
                               --------     --------      --------      --------     --------     --------     --------     --------
                               $ 29,879     $    902      $    (41)     $ 30,740     $ 29,451     $  1,181     $     --     $ 30,632
                               ========     ========      ========      ========     ========     ========     ========     ========

      There were no securities held-to-maturity for the years ended December 31, 2003 and 2002.

      The amortized cost and estimated fair value of debt securities available-for-sale at December 31, 2003, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                            Securities
                                                        Available-for-Sale
                                                      ---------------------
                                                      Amortized
                                                        Cost     Fair Value
                                                      ---------  ----------
                                                          (In thousands)
            Due in one year or less                    $    --     $    --
            Due after one year through five years       25,483      26,176
            Due after five years through ten years       1,721       1,861
                                                       -------     -------
                                                        27,204      28,037
            Restricted stock                             1,345       1,345
            Mortgage-backed securities                   1,330       1,358
                                                       -------     -------
                                                       $29,879     $30,740
                                                       =======     =======

      Securities available-for-sale totaling $7,507,000 and $7,040,000 were pledged as collateral against certain public deposits at December 31, 2003 and 2002, respectively. Deposits associated with pledged securities had an aggregate balance of $6,387,000 and $6,259,000 at December 31, 2003 and 2002,
respectively.

      Proceeds from sales of available-for-sale securities were $6.0 million in 2003 and gross gains of $299,000 were realized on those sales. There were no proceeds from available-for-sale securities in 2002. Proceeds from sales of held-to-maturity securities were $1.5 million in 2002 and gross gains of $8,000 were realized on those sales. There were no gross losses realized in 2003 or 2002.

      The following table shows the combined investments' gross unrealized losses and fair values, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003.

                              Less than 12 Months    12 Months or More           Total
                              -------------------    -----------------     -----------------
                                          Unrea-                Unrea-                Unrea-
                                Fair      lized       Fair      lized       Fair      lized
                                Value      Loss       Value      Loss       Value      Loss
                               ------     ------     ------     ------     ------     ------
                                                       (In thousands)
U.S. Government Agency
     securities                $  990     $    9     $   --     $   --     $  990     $    9
Corporate Bonds                 1,731         31         --         --      1,731         31
Mortgage-backed securities        198          1         --         --        198          1
                               ------     ------     ------     ------     ------     ------
         Total                 $2,919     $   41     $   --     $   --     $2,919     $   41
                               ======     ======     ======     ======     ======     ======

      At December 31, 2003, the Company had four individual investment positions that were in an unrealized loss position or impaired for the time frames indicated above. All of these investment positions' impairments are deemed not to be other-than- temporary impairments. The majority of the positions have experienced volatility in their market prices as a result of current market conditions, with no credit concerns related to the entities that issued the positions. The Company does not expect any other-than- temporary impairments to develop related to these investment positions.

3.    LOANS RECEIVABLE:

      Loans receivable at December 31, 2003 and 2002, consisted of the following:

                                                    2003        2002
                                                  --------    --------
                                                     (In thousands)
            Mortgage loans:
                One-to-four family residential    $ 53,468    $ 47,534
                Commercial real estate              41,854      17,415
                Construction                        27,277      24,542
                Other                                  101         369
            Commercial loans                         7,485       7,406
            Consumer loans                           7,563       8,171
                                                  --------    --------
                                                   137,748     105,437

            Less --
                Allowance for loan losses            1,397       1,059
                Net deferred loan fees                 252          68
                                                  --------    --------
                                                  $136,099    $104,310
                                                  ========    ========

      Substantially all of the Bank's customers are located in the trade areas of Jefferson, Shelby and Bibb Counties in Alabama. Although the Bank has established underwriting standards, including a collateral policy that stipulates thresholds for loan to collateral values, the ability of its borrowers to meet their obligations is dependent upon local economic conditions.

      In the ordinary course of business, the Bank makes loans to officers, directors, employees and other related parties. These loans are made on substantially the same terms as those prevailing for comparable transactions with others. Such loans do not involve more than normal risk of collectibility nor do they present other unfavorable features. The amounts of such related party loans at December 31, 2003 and 2002, were $2,997,000 and $3,264,000, respectively. During the year ended December 31, 2003, new loans totaled $5,018,000, repayments were $5,226,000 and loans to parties who are no longer related totaled $59,000.

      An analysis of the allowance for loan losses is detailed below.

                                          For the Year Ended December 31,
                                          -------------------------------
                                                  2003        2002
                                                -------     -------
                                                   (In thousands)
            Balance, beginning of period        $ 1,059     $   775
            Provision                             1,141       1,956
            Charge-offs                            (882)     (1,726)
            Recoveries                               79          54
                                                -------     -------
            Balance, end of period              $ 1,397     $ 1,059
                                                =======     =======

4.    MORTGAGE SERVICING RIGHTS:

      Loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balance of mortgage loans serviced were $5,408,000 and $7,880,000 at December 31, 2003 and 2002, respectively. The loans are subserviced by a third party.

      The balance of capitalized servicing rights included in other assets at December 31, 2003 and 2002, was $75,000 and $102,000, respectively. The servicing rights are recorded at cost which approximates fair value. The following summarizes mortgage servicing rights.

                                                      2003      2002
                                                     -----     -----
                                                      (In thousands)
            Beginning balance                        $ 102     $  --
            Mortgage servicing rights capitalized       --       153
            Write downs                                 --       (45)
            Amortization                               (27)       (6)
                                                     -----     -----
            Ending balance                           $  75     $ 102
                                                     =====     =====

5.    LAND, BUILDINGS AND EQUIPMENT:

      Land, buildings and equipment at December 31, 2003 and 2002, are summarized as follows:

                                                     2003      2002
                                                    ------    ------
                                                     (In thousands)
            Land                                    $1,656    $1,023
            Buildings and improvements               3,644     3,511
            Furniture and equipment                  2,314     2,120
                                                    ------    ------
                                                     7,614     6,654
                 Less: Accumulated depreciation      2,706     2,389
                                                    ------    ------
                                                    $4,908    $4,265
                                                    ======    ======

6.    REAL ESTATE OWNED:

      Real estate owned was $4,216,000 and $1,898,000 at December 31, 2003 and 2002, respectively. Foreclosed real estate owned is carried at the lower of the recorded investment in the loan or fair value of the property, less estimated costs of disposition. Holding costs related to real estate owned are expensed as incurred. Valuations are periodically performed by management and a provision for estimated losses on real estate is charged to earnings when such losses are determined. There was no valuation allowance on real estate owned at December 31, 2003 and 2002.

7.    GOODWILL AND OTHER INTANGIBLE ASSETS:

      Total goodwill at December 31, 2003 and 2002, was $983,000. The core deposit intangible asset was $233,000 at December 31, 2003, with an original cost of $250,000 and accumulated amortization of $17,000. There was no core deposit intangible at December 31, 2002. Amortization expense for 2003 was $17,000 and $0 for 2002. Estimated amortization expense related to core deposit intangible assets for the next five years is as follows: $50,000 in 2004, $50,000 in 2005, $50,000 in 2006, $50,000 in 2007, and $33,000 in 2008.

8.    DEPOSITS:

      Deposits at December 31, 2003 and 2002, were as follows:

                                                2003          2002
                                              --------      --------
                                                  (In thousands)

            Transaction accounts              $ 35,844      $ 29,552
            Savings accounts                    25,519        23,813
            Savings certificates                89,746        86,566
                                              --------      --------
                                              $151,109      $139,931
                                              ========      ========

      The aggregate amount of jumbo savings certificates with a minimum denomination of $100,000 was $19,711,000 and $15,174,000 at December 31, 2003
and 2002, respectively.

      At December 31, 2003 and 2002, the scheduled maturities of savings certificates were as follows:

                                                2003          2002
                                              --------      --------
                                                  (In thousands)

            Within one year                   $ 44,115      $ 40,109
            One to three years                  32,642        27,642
            Three to five years                 12,989        18,815
                                              --------      --------
                                              $ 89,746      $ 86,566
                                              ========      ========

      Interest on deposits for the year ended December 31, 2003 and 2002, consisted of the following:

                                                2003          2002
                                              --------      --------
                                                  (In thousands)


            Transaction accounts              $     46      $     76
            Savings accounts                       155           230
            Savings certificates                 2,936         3,715
                                              --------      --------
                                              $  3,137      $  4,021
                                              ========      ========

9.    BORROWINGS:

      The Company has long-term Federal Home Loan Bank ("FHLB") advances of $17,000,000 at December 31, 2003 and 2002. The advances are at a fixed rate of 5.20% and have a maturity date of January 12, 2011. On January 12, 2006, the FHLB has the option to convert the whole advance to a 3-month floating London Interbank Offered Rate ("LIBOR"), at which time the Bank may terminate the advance. The Bank has a blanket lien on its one-to-four family first mortgage loans pledged as collateral to the FHLB.

      The Company has a $1,500,000 line of credit with an outstanding balance of $1,080,000 and $1,005,000 at December 31, 2003 and 2002, respectively. The line of credit is at LIBOR plus 2.25% and has a maturity date of May 20, 2004. The stock of FSC and the Bank are pledged as collateral.

      The following presents information concerning short-term borrowings with the FHLB at December 31, 2003. There were no short-term borrowings at December 31, 2002. Such short-term borrowings are issued on normal banking terms.

                                                                  2003
                                                                ------
                                                            (In thousands)
      Other short-term borrowings:
          Balance                                               $5,700
          Daily weighted-average rate during year                 1.19%
          Weighted-average rate at year end                       1.15%

10.   INCENTIVE COMPENSATION AND EMPLOYEE BENEFITS:

      Defined Benefit Pension Plan

      First Financial has a noncontributory defined benefit pension plan available to all eligible employees. The following table sets forth the Plan's funded status and amounts recognized in the Company's consolidated financial statements at, or during, the years ended December 31, 2003 and 2002:

                                                              2003        2002
                                                            -------     -------
      Change in benefit obligation:                            (In thousands)
          Benefit obligation at beginning of year           $ 2,250     $ 2,549
            Service cost                                        156         203
            Interest cost                                       118         131
            Actuarial (gain) loss                               (75)        257
            Benefits and expenses paid                         (242)       (890)
                                                            -------     -------
          Benefit obligation at end of year                   2,207       2,250
                                                            -------     -------
      Change in plan assets:
          Fair value of plan assets at beginning of year      1,535       2,119
            Actual gain (loss) on plan assets                   252        (132)
            Employer contribution                               342         438
            Benefits and expenses paid                         (242)       (890)
                                                            -------     -------
          Fair value of plan assets at end of year            1,887       1,535
                                                            -------     -------
      Funded status of plan:
          Funded status of plan                                (320)       (715)
            Unrecognized actuarial loss                         723         986
            Unrecognized prior service cost                      --           1
            Unrecognized net transition asset                    (1)         (3)
                                                            -------     -------
          Net asset recognized - prepaid pension cost       $   402     $   269
                                                            =======     =======

      The accumulated benefit obligation for the defined benefit pension plan was $1.6 million and $1.3 as of December 31, 2003 and 2002, respectively.

      Net periodic pension cost for 2003 and 2002 includes the following components:

            Service cost                                $ 156       $ 203
            Interest cost                                 118         131
            Expected return on plan assets                (80)       (121)
            Amortization of transitional asset             (2)         (2)
            Recognized actuarial loss                      17          27
            Effective settlement                           --         238
                                                        -----       -----
              Net periodic benefit cost                 $ 209       $ 476
                                                        =====       =====

      In fiscal 2002, in accordance with FASB No. 88, a Settlement resulted in an accelerated expense charge caused by the recognition of previously unrecognized losses which had resulted from lower interest rates and pension plan performance being less than estimated.

      Assumptions used to determine the net periodic pension cost for the years ended December 31, 2003 and 2002 (the measurement date), include the following:

                                                               2003        2002
                                                               ----        ----
            Weighted average discount rate                     6.75%       7.25%
            Weighted average expected return on plan assets    8.00%       9.00%
            Rate of annual compensation increase               4.75%       4.75%

      Assumptions used to determine the benefit obligations at December 31, 2003 and 2002 (the measurement date), include the following:

                                                          2003        2002
                                                          ----        ----
            Weighted average discount rate                6.25%       6.75%
            Rate of annual compensation increase          5.00%       4.75%

      The expected long-term rate of return for the pension plan's total assets is based on historical returns of the target allocation categories. The pension plan's long-term rate of return would meet or exceed the 8.0% expected long-term rate of return.

      The Company's pension plan weighted-average asset allocations and target allocations at December 31, 2003 and 2002, by asset category, are as follows:

                                                   Plan Assets at
                                                    December 31,
                                                  -----------------
                                                  2003        2002
                                                  -----       -----
            Asset Category:
              Equity Securities                      26%         32%
              Debt Securities                        44%         54%
              Cash equivalents                       30%         14%
                                                  -----       -----
                 Total                              100%        100%
                                                  =====       =====

                                                Target Allocation at
                                                    December 31,
                                                --------------------
                                                  2003        2002
                                                  -----       -----
            Asset Category:
              Equity Securities                   10-50%      10-50%
              Debt Securities                     20-95%      20-95%
              Cash equivalents                    10-30%      10-30%
                                                  -----       -----
                 Total                              100%        100%
                                                  =====       =====

      The investment strategy for the pension plan assets is to seek high current income and some capital appreciation while accepting a low to moderate level of risk. Management meets periodically to review the strategy of the plan and to review the performance of the plan assets and trustee.

      Generally, the Company contributes the maximum amount deductible based on current income tax laws.

      Employee Stock Ownership Plan

      The Company maintains an Employee Stock Ownership Plan ("ESOP") for eligible employees. In December 1997, the ESOP purchased 87,862 shares from treasury with the proceeds from a $950,000 note from the Company. The note is secured by the common stock owned by the ESOP. Principal payments under the note are due in equal and annual installments through December 2007; interest is payable at a rate of prime + 1%. The compensation expense related to the ESOP for the years ended December 31, 2003 and 2002, was approximately $69,000 and $62,000, respectively. Unearned compensation related to the ESOP was approximately $381,000 and $475,000 at December 31, 2003 and 2002, respectively, and is shown as a reduction of stockholders' equity in the accompanying Consolidated Statements of Financial Condition.

      Deferred Compensation Plan

      The Company maintains a Deferred Compensation Plan pursuant to which directors, officers and select employees may annually elect to defer the receipt of Board fees and up to 25% of their salary, as applicable. Associated with the Deferred Compensation Plan is a separate grantor trust to which all fee and salary deferrals may be contributed. The trust assets will be used to pay benefits to participants, but are subject to the claims of general creditors of the Company until distributed from the trust. Subject to the guidelines under the Deferred Compensation Plan, each participant may elect (i) the time and manner under which his or her Plan benefit will be paid, and (ii) the measure of the deemed investment return on his or her deferred compensation account. Such return may be based in whole or in part on either the rate of return on the Company's common stock or First Financial's highest yielding one-year certificate of deposit. A participant who elects the Company's common stock rate of return will be distributed shares of the Company's common stock when his or her plan benefit is paid. Vested benefits become payable at the election of a participant as made one year prior to distribution. If a participant dies prior to collecting his or her entire vested benefit under the Deferred Compensation Plan, the value of such vested but unpaid benefit will be paid to the director's designated beneficiary or estate. The total amount deferred for the years ended December 31, 2003 and 2002, was approximately $34,000 and $34,000, respectively. In accordance with Emerging Issues Task Force No. 97-14, the Company shares owned by the trust are recorded as treasury stock and the amount owed to participants is recorded in the stockholders' equity section of the accompanying Consolidated Statements of Financial Condition. The trust owned 221,283 and 209,812 shares of the Company's common stock as of December 31, 2003 and 2002, respectively. These shares are considered in the calculation of EPS.

      Stock Option Plans

      The Company has four stockholder-approved stock option plans: the Incentive Stock Option Plan for senior officers and key employees (the "Stock Plan"), the Stock Option Plan for Outside Directors (the "Directors' Plan"), the 1995 Stock Option and Incentive Plan (the "1995 Plan") and the 2001 Stock Incentive Plan (the "2001 Plan"). All plans provide for the grant of options at an exercise price equal to the fair market value of the underlying stock on the date of grant. Options become exercisable on a basis as determined by the Stock Option Committee. In 2002, all options were exercisable at the date of grant. In 2003, 12,500 options will be exercisable in December 2004 and all other options were exercisable at the date of grant. Options under all plans expire no later than 10 years from date of grant. An analysis of stock options for the years ended December 31, 2003 and 2002, follows:

                                                           2003                     2002
                                                  ----------------------    ---------------------
                                                                Weighted                 Weighted
                                                                Average                  Average
                                                                Exercise                 Exercise
                                                   Shares        Price       Shares       Price
                                                  --------      --------    --------     --------
            Outstanding at beginning of year       168,400       $6.49       164,400      $6.47
            Granted                                 27,000        8.27         4,000       7.25
            Exercised                              (19,000)       5.44            --         --
            Forfeited                              (26,390)       6.80            --         --
                                                  --------       -----      --------      -----
            Outstanding at end of year             150,010        6.88       168,400       6.49
                                                  ========                  ========
            Exercisable at end of year             137,510        6.88       168,400       6.49
                                                  ========                  ========
            Weighted average fair value
                of options granted                $   1.66                  $   3.11
                                                  ========                  ========

      There were no shares and 13,000 shares in the 1995 Plan available for future grants at December 31, 2003 and 2002, respectively.

      The following table summarizes information about these stock options at December 31, 2003:

                                                       Weighted
                                                        Average         Weighted
                                                       Remaining         Average
                Range of       Number Outstanding     Contractual       Exercise
            Exercise Prices   at December 31, 2003        Life            Price
            ---------------   --------------------    -----------       --------
             $5.25 - $7.75           100,816           3.72 years        $ 5.94
             $8.00 - $9.13            45,620           7.61 years        $ 8.52
            $12.13 - $12.50            3,574           5.36 years        $12.43
                                     150,010

      The 1995 Plan allows for the grant of restricted stock awards. Each director of the Company has received a restricted stock award for 2,000 shares of common stock that vests at the rate of 20% per year of service. Participants may elect to defer receipt of all or a percentage of shares. The compensation expense related to the restricted stock awards for each of the years ended December 31, 2003 and 2002, was approximately $17,000 and $42,000, respectively. At December 31, 2003 and 2002, unearned compensation related to these awards was approximately $0 and $17,000, respectively, and is shown as a reduction to stockholders' equity in the accompanying Consolidated Statements of Financial Condition.

      Incentive Compensation Plan

      The Company maintains the stockholder-approved FirstFed Bancorp, Inc. Incentive Compensation Plan whereby eligible employees and directors may receive cash bonuses in the event the Company achieves certain performance goals indicative of its profitability and stability. In addition, key employees and directors are eligible to receive "Restricted Stock" awards and stock option awards. The Restricted Stock awards are considered unearned compensation at the time of award, and compensation is earned ratably over the stipulated three year vesting period. There were 3,734 and 611 shares of restricted stock awarded during the periods ended December 31, 2003 and 2002, respectively. The compensation expense related to the Restricted Stock awards for the years ended December 31, 2003 and 2002, was approximately $18,000 and $17,000, respectively. At December 31, 2003 and 2002, unearned compensation related to the Restricted Stock awards was approximately $35,000 and $24,000, respectively, and is shown as a reduction to stockholders' equity in the accompanying Consolidated Statements of Financial Condition.

      The stock option awards are incentive stock options for employees and non-incentive stock options for non-employee directors. Both provide for the grant of options at an exercise price equal to the fair market value of the underlying stock on the date of grant. Options granted are immediately exercisable. The Incentive Compensation Plan awards of options and restricted stock were issued from the 2001 Plan. Options expire no later than 10 years from date of grant. In 2002, all options were exercisable at the date of grant. In 2003, 55,000 options will be exercisable in December 2004 and all other options were exercisable at the date of grant. An analysis for the years ended December 31, 2003 and 2002, follows:

                                                           2003                     2002
                                                  ---------------------     --------------------
                                                               Weighted                 Weighted
                                                               Average                  Average
                                                               Exercise                 Exercise
                                                   Shares        Price       Shares       Price
                                                  --------     --------     --------    --------
            Outstanding at beginning of year        78,655       $7.49        75,600      $7.51
            Granted                                128,670        8.36         3,055       6.75
            Exercised                               (6,590)       6.58            --         --
            Forfeited                              (17,235)       6.90            --         --
                                                  --------       -----      --------      -----
            Outstanding at end of year             183,500        8.13        78,655       7.49
                                                  ========                  ========
            Exercisable at end of year             128,500        8.13        78,655       7.49
                                                  ========                  ========
            Weighted average fair value
                of options granted                $   1.68                  $   2.89
                                                  ========                  ========

      The following table summarizes information about these stock options at December 31, 2003:

                                                       Weighted
                                                        Average         Weighted
                                                       Remaining         Average
                Range of       Number Outstanding     Contractual       Exercise
            Exercise Prices   at December 31, 2003        Life            Price
            ---------------   --------------------    -----------       --------
             $5.25 - $8.00           40,925            5.45 years         $6.81
             $8.12 - $11.00         142,575            9.44 years         $8.51
                                    -------
                                    183,500
                                    =======

      There were 97,595 and 231,017 shares in the 2001 Plan and Incentive Compensation Plan combined, which were available for future grants at December 31, 2003 and 2002, respectively.

11.   INCOME TAXES:

      The provision (credit) for income taxes for the years ended December 31, 2003 and 2002, was as follows:

                                                2003           2002
                                               -----          -----
                                                  (In thousands)
            Current:
                 Federal                       $ 140          $(339)
                                               -----          -----
                 State                            25            (66)
                                               -----          -----
                                                 165           (405)
                                               -----          -----
            Deferred:
                 Federal                        (174)           254
                 State                            (5)            50
                                               -----          -----
                                                (179)           304
                                               -----          -----

                     Totals                    $ (14)         $(101)
                                               =====          =====

      The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate of 34% to income taxes for the years ended December 31, 2003 and 2002, were as follows:

                                                    2003       2002
                                                   -----      -----
                                                     (In thousands)
            Pre-tax income at statutory rates      $ 132      $  34
            Add (deduct):
            Tax exempt income                       (133)      (128)
            Employee stock ownership plan
                 expense                             (14)       (22)
            Other, net                                 1         15
                                                   -----      -----
                 Totals                            $ (14)     $(101)
                                                   =====      =====

      The components of the net deferred tax asset as of December 31, 2003 and 2002, were as follows:

                                                         2003         2002
                                                       -------      -------
                                                          (In thousands)
            Deferred tax asset:
                Retirement and other benefit plans     $   393      $   439
                Allowance for loan losses                  530          439
                Other                                       38           17
                                                       -------      -------
                                                           961          895
                                                       -------      -------
            Deferred tax liability:
                Deferred loan fees                         (71)         (80)
                FHLB stock dividend                       (203)        (203)
                Unrealized gain on securities
                     available-for-sale                   (302)        (425)
                Depreciation                              (214)        (315)
                Other                                      (55)         (58)
                                                       -------      -------
                                                          (845)      (1,081)
                                                       -------      -------
            Net deferred tax asset (liability)         $   116      $  (186)
                                                       =======      =======

12.   COMMITMENTS AND CONTINGENCIES:

      Loan Commitments

      The Bank's policy as to collateral and assumption of credit risk for loan commitments are essentially the same as those for extensions of credit to its customers. At December 31, 2003, the Bank's loan commitments outstanding to originate and fund single- family mortgage loans, construction loans, commercial loans, home equity loans and lines of credit totaled $30.1 million to be held in the Bank's loan portfolio. These commitments expire or mature as follows: $9.2 million within 90 days, $3.9 in 91-180 days, $9.6 million in 181 days to one year, $2.6 in one to three years, and $4.8 million in five to ten years.

      Leases

      First Financial has a lease agreement for a building in which a branch office is located. Rental expense under this lease was $31,000 and $30,000 for the years ended December 31, 2003 and 2002, respectively. The lease agreement expires May 31, 2004. Future minimum lease payment under the lease in effect at December 31, 2003, is $13,000 for 2004.

      Employment Agreements

      The Company and the Bank have employment agreements with two executive officers which provide for salary continuation for the remaining term of the contract and insurance benefits for a six-month period in the event of a change in control of the Company or the death of the officer. These contracts currently expire on December 31, 2006, and the maximum aggregate liability to the Company at December 31, 2003, is approximately $1.0 million.

      Litigation

      The Company and the Bank are parties to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the consolidated financial statements.

13.   STOCKHOLDERS' EQUITY:

      Banking laws and other regulations limit the amount of dividends a bank subsidiary may pay without prior regulatory approval. At December 31, 2003, no dividend payments could be paid without such prior approval.

      The Company maintains a Dividend Reinvestment and Stock Purchase Plan. Under this Plan, participating stockholders may elect to reinvest dividends into additional shares of the Company's common stock. In addition, monthly optional cash payments, not less than $50 and up to $2,000 per month, may be made into the Plan by participating stockholders to purchase shares of the Company's common stock. There were 500,000 shares of common stock reserved for participants of the Plan. At December 31, 2003 and 2002, 96,325 shares and 79,304 shares, respectively, had been purchased for participants under the Plan. The costs associated with this Plan were immaterial during the years ended December 31, 2003 and 2002.

14.   FAIR VALUES OF FINANCIAL INSTRUMENTS:

      The Company's fair values of financial instruments as presented in accordance with the requirements of SFAS No. 107 and their related carrying amounts at December 31, 2003 and 2002, are as follows:

                                                                    2003                        2002
                                                          -----------------------     -----------------------
                                                          Carrying     Estimated      Carrying     Estimated
                                                           Amount      Fair Value      Amount      Fair Value
                                                          --------     ----------     --------     ----------
            FINANCIAL ASSETS:                                               (In thousands)
            Cash on hand and in banks                     $  2,952      $  2,952      $  2,919      $  2,919
            Interest-bearing deposits in other banks         4,440         4,440        21,739        21,739
            Federal funds sold                                 229           229           774           774
            Securities available-for-sale                   30,740        30,740        30,632        30,632
            Loans held for sale                              1,033         1,033         2,229         2,229
            Loans receivable, net                          136,099       137,323       104,310       106,039
            Accrued interest receivable                      1,095         1,095         1,342         1,342

            FINANCIAL LIABILITIES:
            Deposits                                      $151,109      $155,365      $139,931      $140,348
            Borrowings                                      23,780        24,485        18,005        19,248
            Accrued interest payable                           217           217           232           232

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

      Cash on Hand and in Banks, Interest-Bearing Deposits in Other Banks, and Federal Funds Sold

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

15.   OTHER NONINTEREST EXPENSE:

      The principal components of other noninterest expense for the years ended December 31, 2003 and 2002, were as follows:

                                                   2003        2002
                                                  ------      ------
                                                    (In thousands)

            Legal and professional                $  141      $  191
            Supplies and printing                    100          95
            Insurance and bonds                      117          98
            Advertising                               87          65
            Merger expense                            --         185
            Other expense                            954         908
                                                  ------      ------
                                                  $1,399      $1,542
                                                  ======      ======

16.   PARENT COMPANY FINANCIAL STATEMENTS:

      Separate condensed financial statements of the Company as of and for the years ended December 31, 2003 and 2002, are presented below:

                        STATEMENTS OF FINANCIAL CONDITION
                           DECEMBER 31, 2003 AND 2002
                                 (In thousands)

                                                          2003         2002
                                                        --------     --------
            ASSETS:
                Interest-bearing deposits               $    140     $    142
                Investment in subsidiaries                17,361       16,790
                Bank owned life insurance                  1,592        1,490
                Other assets                                 799        1,630
                                                        --------     --------
                                                        $ 19,892     $ 20,052
                                                        ========     ========
            LIABILITIES:
                Borrowings                              $  1,080     $  1,005
                Dividend payable                             166          163
                Other liabilities                             94           76
                                                        --------     --------
                                                           1,340        1,244
                                                        --------     --------
            STOCKHOLDERS' EQUITY:
                Preferred stock                               --           --
                Common stock                                  32           32
                Paid-in-capital                            8,426        8,159
                Retained earnings                         16,047       16,467
                Deferred compensation obligation           1,969        1,876
                Deferred compensation treasury stock      (1,969)      (1,876)
                Treasury stock                            (6,088)      (6,088)
                Unearned compensation                       (416)        (518)
                Accumulated other comprehensive
                    income, net                              551          756
                                                        --------     --------
                                                          18,552       18,808
                                                        --------     --------
                                                        $ 19,892     $ 20,052
                                                        ========     ========

                              STATEMENTS OF INCOME
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
                                 (In thousands)

                                                                               2003        2002
                                                                             -------     -------
            Income from subsidiaries:
              Dividends                                                      $    --     $ 1,005
              Interest                                                            25          33
            Other income                                                         101         100
            Operating expense                                                   (573)       (446)
                                                                             -------     -------
            Income (loss) before income taxes and equity in
              undistributed current year subsidiaries'
              earnings                                                          (447)        692
            Income tax benefit                                                   201         149
                                                                             -------     -------
            Income (loss) before equity in undistributed current
              year subsidiaries' earnings                                       (246)        841
            Distribution in excess of current year subsidiaries' earnings         --        (640)
            Equity in undistributed current year
              subsidiaries' earnings                                             649          --
                                                                             -------     -------
              Net income                                                     $   403     $   201
                                                                             =======     =======

                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
                                 (In thousands)

            Operating Activities:                                                        2003        2002
                                                                                       -------     -------
              Net income                                                               $   403     $   201
              Distribution in excess of (equity in) current year earnings of
              subsidiaries'                                                               (649)        640
                                                                                       -------     -------
                                                                                          (246)        841
                                                                                       -------     -------
              Adjustments to reconcile net income to net cash provided by (used in)
              operating activities:
                 Amortization of unearned compensation                                     132         152
                 Increase in cash surrender value of
                   Bank Owned Life Insurance                                              (102)        (99)
                 Provision for deferred compensation                                       116         114
                 Other, net                                                                700      (1,465)
                                                                                       -------     -------
              Net cash provided by (used in) operating activities                          846      (1,298)
                                                                                       -------     -------

            Financing Activities:
              Proceeds from exercise of stock options                                      146          --
              Proceeds from dividend reinvestment                                          116         107
              Dividends paid                                                              (823)       (812)
              Purchase of treasury stock for Deferred Compensation
                 Plan                                                                     (116)       (114)
              Proceeds from borrowings                                                     825       1,005
              Repayment of borrowings                                                     (750)         --
                                                                                       -------     -------
              Net cash provided by (used in) financing activities                         (602)        186
                                                                                       -------     -------

            Increase (decrease) in cash and cash equivalents                                (2)       (271)
            Cash and cash equivalents at beginning of year                                 142         413
                                                                                       -------     -------
            Cash and cash equivalents at end of year                                   $   140     $   142
                                                                                       =======     =======

17.   SEGMENT DISCLOSURE:

      The Company considers the holding company a separate reportable segment from the banking operations since it does not offer products or services or interact with customers, but does meet the quantitative threshold as outlined in the SFAS No.131.

      The Company's segment disclosure is as follows for the years ended December 31, 2003 and 2002:

                                                               2003
                                      -------------------------------------------------------
                                       Banking        Holding                         Total
                                      Operations      Company       Eliminations     Company
                                      ----------     ---------      ------------    ---------
                                                          (In thousands)
Net interest income                   $   4,943      $      25       $       --      $   4,968
Provision for loan losses                 1,141             --               --          1,141
Noninterest income                        2,238            101               --          2,339
Noninterest expense                       5,204            573               --          5,777
                                      ---------      ---------       ----------      ---------
     Income (loss) before income
         taxes                              836           (447)              --            389
Income tax expense (benefit)                187           (201)              --            (14)
                                      ---------      ---------       ----------      ---------
     Net income (loss)                $     649      $    (246)      $       --      $     403
                                      =========      =========       ==========      =========
     Total assets                     $ 192,195      $  19,892       $  (17,876)     $ 194,211
                                      =========      =========       ==========      =========
     Capital expenditures             $     963      $      --       $       --      $     963
                                      =========      =========       ==========      =========
     Goodwill                         $     983      $      --       $       --      $     983
                                      =========      =========       ==========      =========

                                                               2002
                                      -------------------------------------------------------
                                       Banking        Holding                         Total
                                      Operations      Company       Eliminations     Company
                                      ----------     ---------      ------------    ---------
                                                          (In thousands)
Net interest income                   $   5,716      $      33       $       --      $   5,749
Provision for loan losses                 1,956             --               --          1,956
Noninterest income                        2,132          1,105           (1,005)         2,232
Noninterest expense                       5,479            446               --          5,925
                                      ---------      ---------       ----------      ---------
     Income before
         income taxes                       413            692           (1,005)           100
Income tax expense (benefit)                 48           (149)              --           (101)
                                      ---------      ---------       ----------      ---------
     Net income                       $     365      $     841       $   (1,005)     $     201
                                      =========      =========       ==========      =========
     Total assets                     $ 175,921      $  20,052       $  (18,403)     $ 177,570
                                      =========      =========       ==========      =========
     Capital expenditures             $   1,077      $      --       $       --      $   1,077
                                      =========      =========       ==========      =========
     Goodwill                         $     983      $      --       $       --      $     983
                                      =========      =========       ==========      =========

      Depreciation expense is not disclosed separately by segment, since this is not considered a significant component of the profitability of a financial institution.

18.   REGULATORY MATTERS:

      The Bank is subject to various regulatory capital requirements administered by the federal and state banking agencies. The quantitative measures to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, set forth in the table below, of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), of Tier 1 capital (as defined) to average assets (as defined), and Tangible capital to average assets. Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Management believes, as of December 31, 2003 and 2002, that the Bank meets all capital adequacy requirements to which they are subject.

      As of December 31, 2003 and 2002, the most recent notification from the regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institutions' category.

     Actual capital amounts in addition to required amounts and amounts needed to be well capitalized for Tier 1, Total, Tier 1 Leverage, and Tangible ratios for the Company and the Bank, as applicable, are as follows:

                                                      December 31, 2003
                               -----------------------------------------------------------------
                                                 (Dollar amounts in thousands)
                                                                                   To Be Well
                                                                               Capitalized Under
                                                           For Capital         Prompt Corrective
                                    Actual              Adequacy Purposes      Action Provisions
                               -----------------       ------------------      -----------------
                                Amount      Rate        Amount       Rate       Amount      Rate
                               -------      ----       -------       ----      -------      ----
Tier 1 Risk-Based Capital
     Consolidated              $16,820      11.5%          N/A       N/A           N/A       N/A
     First Financial Bank       15,509      10.8%      $ 5,761       4.0%      $ 8,642       6.0%

Total Risk-Based Capital
     Consolidated              $18,057      12.3%          N/A       N/A           N/A       N/A
     First Financial Bank       16,906      11.7%      $11,523       8.0%      $14,404      10.0%

Tier 1 Leverage
     Consolidated              $16,820       9.0%          N/A       N/A           N/A       N/A
     First Financial Bank       15,509       8.3%      $ 7,506       4.0%      $ 9,382       5.0%

                                                      December 31, 2002
                               -----------------------------------------------------------------
                                                 (Dollar amounts in thousands)
                                                                                   To Be Well
                                                                               Capitalized Under
                                                           For Capital         Prompt Corrective
                                    Actual              Adequacy Purposes      Action Provisions
                               -----------------       ------------------      -----------------
                                Amount      Rate        Amount       Rate       Amount      Rate
                               -------      ----       -------       ----      -------      ----
Tier 1 Risk-Based Capital
     Consolidated              $16,967      13.9%          N/A       N/A           N/A       N/A
     First Financial Bank       14,938      12.3%      $ 4,871       4.0%      $ 7,307       6.0%

Total Risk-Based Capital
     Consolidated              $18,026      14.8%          N/A       N/A           N/A       N/A
     First Financial Bank       15,997      13.1%      $ 9,743       8.0%      $12,178      10.0%

Tier 1 Leverage
     Consolidated              $16,967       9.4%          N/A       N/A           N/A       N/A
     First Financial Bank       14,938       8.3%      $ 7,171       4.0%      $10,757       5.0%

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
FirstFed Bancorp, Inc.

      We have audited the accompanying consolidated statements of financial condition of FirstFed Bancorp, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related statements of income, stockholders' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FirstFed Bancorp, Inc. and subsidiaries as of December 31, 2003 and 2002 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


                                        KPMG LLP

Birmingham, Alabama
January 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

      The following discussion and analysis is intended to assist readers in understanding the financial condition and results of operations of FirstFed Bancorp, Inc. (the "Company") and its subsidiaries as of December 31, 2003 and 2002, and for the years ended December 31, 2003 and 2002. This review should be read in conjunction with the audited consolidated financial statements, accompanying footnotes and supplemental financial data included herein.

                              FINANCIAL HIGHLIGHTS

      The Company's net income for 2003 totaled $403,000, or $.17 per share on a diluted basis. This is an 88.9% increase over the $.09 per share, or $201,000, earned for 2002. The Company's financial condition and earning performance for 2003 were influenced by the acquisition of $8.3 million in deposits and $5.6 million in loans during the third quarter of 2003, and other factors, the key components of which are summarized below.

o Total loans increased by $31.8 million, or 30.5%, and total deposits increased by $11.2 million, or 8.0%. A portion of these increases were attributed to the acquisition of deposits and loans discussed herein.

o Net interest income after provision for loan losses increased modestly, despite a decrease of $781,000, or 13.6%, in net interest income due primarily to a reduction in interest rate spread as prevailing rates continued at historically low levels.

o The provision for loan losses declined $815,000, or 41.7%. The total nonperforming loans decreased to $289,000, or 0.2% of loans receivable at December 31, 2003 compared to $419,000, or 0.4% of loans receivable at December 31, 2002.

o Noninterest income increased $107,000, or 4.8%, primarily due to increased deposit-related fee income and to gains on sales of investments.

o Noninterest expense decreased $148,000, or 2.5%, primarily due to a nonrecurring pension expense of $238,000 in 2002.

                    GENERAL AND CRITICAL ACCOUNTING POLICIES

      Organization and Basis of Presentation

      The Company is the holding company and sole shareholder of First State Corporation ("FSC"). FSC is the sole shareholder of First Financial Bank (the "Bank"). There are no material assets in FSC except for the investment in the Bank. The accompanying consolidated financial statements include the accounts of the Company, the Bank and FSC. During 2002, First Federal, a subsidiary of the Company, and First State, a subsidiary of FSC, were merged and the name changed to First Financial Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

      Allowance for Loan Losses

      The Company's allowance for loan losses is determined quarterly in accordance with Statement of Financial Accounting Standards ("SFAS") 5, Accounting for Contingencies, and SFAS 114, Accounting by Creditors for Impairment of a Loan, as amended. The allowance is reflected in the Consolidated Statements of Financial Condition as a contra-account to loans thereby stating loans at an estimated realizable value. The allowance is recorded by the provision for loan losses in the Consolidated Statements of Income when losses are estimated to have occurred. The loan losses are than charged against the allowance when the loan is determined uncollectible. Any recoveries are credited to the allowance.

      The allowance for loan losses is maintained at levels which management considers adequate to absorb losses currently in the loan portfolio at each reporting date. Management's estimation of this amount includes a review of all loans for which full collectibility is not reasonably assured and considers, among other factors, prior years' loss experience, economic conditions, distribution of portfolio loans by risk class, the estimated value of underlying collateral, and the balance of any impaired loans. Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from estimations; however, the allowance is reviewed periodically and as adjustments become necessary they are reported in earnings in the periods in which they become known.

      Each quarter a Watch List Report is prepared. Watch List loans are comprised of non-performing loans and other loans that have been graded by internal loan review as a Watch List loan. These loans are specifically reviewed for impairment and an allowance established as needed. Specific allowances for impaired loans are based on comparisons of the carrying values of the loans to the present value of the loans' estimated cash flows at each loan's original effective interest rate, the fair value of the collateral, or the loans' observable market prices. All remaining loans are considered non-watch list loans. The allowance needed for non-watch list loans is determined by applying a loss factor based on the most recent twelve quarter average loss experience by loan portfolio type. The calculation of allowance methodology and assumptions used are continually reviewed and adjusted accordingly if factors change.

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

      Traditionally, the Bank's principal sources of funds have been deposits, principal and interest payments on loans and proceeds from interest on investments and maturities of investments. If needed, sources of additional liquidity include borrowing abilities from the FHLB-Atlanta and correspondent banks. See Note 13 of the Notes to Consolidated Financial Statements regarding capital resources.

      Pending Accounting Pronouncements

      In October 2003, the American Institute of Certified Public Accountants ("AICPA") issued SOP 03-3, which addresses accounting for differences between contractual cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in purchase business combinations and applies to all nongovernmental entities, including not-for-profit organizations. This SOP does not apply to loans originated by the entity. This SOP limits the yield that may be accreted (accretable yield) to the excess of the investor's estimate of undiscounted expected principal, interest, and other cash flows (cash flows expected at acquisition to be collected) over the investor's initial investment in the loan. This SOP requires that the excess of contractual cash flows over cash flows expected to be collected (nonaccretable difference) not be recognized as an adjustment of yield, loss accrual, or valuation allowance. This SOP prohibits investors form displaying accretable yield and nonacretable difference in the balance sheet. Subsequent increases in cash flows expected to be collected generally would be recognized prospectively through adjustment of the loan's yield over its remaining life. Decreases in cash flows expected to be collected would be recognized as impairment. This SOP prohibits "carrying over" or creation of valuation allowances in the initial accounting of all loans acquired in a transfer that are within the scope of this SOP. The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a purchase business combination. This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. There is no impact to the Consolidated Financial Statements until a business combination is completed.

       COMPARISON OF FINANCIAL CONDITION AS OF DECEMBER 31, 2003 AND 2002,
           AND RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31,
                                  2003 AND 2002

      Changes in Financial Condition

      During the third quarter ended September 30, 2003, the Bank acquired deposits and loans from a branch in Centreville, Alabama, from First Federal of the South. Approximately $8.3 million in deposits were assumed at a premium of 3%, or $250,000. Total loans of approximately $5.6 million were purchased and approximately $2.5 million in cash was received. The purchased branch was merged into the Bank's existing Centreville branch enabling the Bank to maximize utilization of the existing Centreville branch.

      Cash and cash equivalents decreased $17.8 million, or 70.1%, to $7.6 million at December 31, 2003, compared to $25.4 million at December 31, 2002. The decrease in cash and cash equivalents was primarily the result of an increase in portfolio loan originations.

      Securities available-for-sale and held-to-maturity increased slightly to $30.7 million at December 31, 2003. The increase was the result of securities purchases of $13.6 million, offset by maturities and calls totaling $7.3 million and sales of $6.0 million. There was a slight decrease in fair value.

      Loans receivable, net, at December 31, 2003, were $136.1 million, an increase of $31.8 million, or 30.5%, from $104.3 million at December 31, 2002. The increase in loans receivable, net, was substantially due to the increased portfolio originations in connection with a new treasury-based, adjustable-rate commercial mortgage program. The increase is also attributable to $5.6 million in loans acquired in connection with the branch purchase discussed above.

      The Company's consolidated allowance for loan losses increased to $1.4 million at December 31, 2003, from $1.1 million at December 31, 2002. This increase of $300,000 was primarily due to a provision of $1.1 million, less charge-offs over recoveries of

$800,000, to maintain the allowance at a level believed appropriate to cover losses inherent in the portfolio. Nonperforming loans, which represents nonaccruing loans, at December 31, 2003, decreased to $289,000, or 0.2% of loans receivable, from $419,000, or 0.4% of loans receivable at December 31, 2002.

      Land, building, and equipment, net, increased $643,000, or 15.1%, to $4.9 million at December 31, 2003. The increase is primarily the result of construction in process on a new and expanded Pelham branch location. The new building is needed as a result of growth at that location. The current Pelham facility is under lease which expires in May 2004.

      Real estate owned was $4.2 million at December 31, 2003, an increase of $2.3 million from December 31, 2002, as a result of foreclosures, net of dispositions. The increase is primarily the result of three commercial foreclosures of one borrower, totaling approximately $2.5 million, during the fourth quarter of 2003. Real estate owned is recorded at the lower of cost or the fair value less estimated cost to dispose.

      The Company owns Bank Owned Life Insurance ("BOLI") on certain key officers. The life insurance policies can be used to provide funding for liabilities associated with certain existing employee benefits. Income earned on the policies will offset, to some extent, benefit expenses. Increases in the cash surrender value of the policies are recorded as a component of noninterest income.

      Total deposits increased $11.2 million to $151.1 million at December 31, 2003, compared to $139.9 million at December 31, 2002. This increase was substantially the result of the purchase of a branch in Centreville, Alabama, with total deposits of $8.3. The remaining growth was primarily in the Bank's deposit transaction accounts.

      Borrowings increased $5.8 million to $23.8 million at December 31, 2003. The increase was substantially the result of overnight borrowings to fund loan demand.

      Stockholders' equity decreased $256,000 to $18.6 million at December 31, 2003. The net decrease in equity during the year ended December 31, 2003, was primarily attributable to dividends declared of $800,000, or $.35 per share, partially offset by earnings of $403,000 and stock totaling $262,000 issued under the Dividend Reinvestment Plan and upon the exercise of stock options.

      General Results of Operations

      Net income for the year ended December 31, 2003, was $403,000, an increase of $202,000 from the prior year's amount of $201,000. The increase was substantially the result of a decrease in the provision for loan losses, offset by a decrease in net interest income primarily related to a decrease in the interest rate spread.

      Interest Income

      Total interest income decreased to $9.0 million for the year ended December 31, 2003, from $10.7 million for the year ended December 31, 2002. This decrease was primarily the result of a decrease in the average yield on interest earning assets to 5.3% during the year ended December 31, 2003, from 6.4% for the year ended December 31, 2002.

      Interest on loans decreased $956,000 to $7.5 million for the year ended December 31, 2003, from $8.4 million for the year ended December 31, 2002. There was a decrease in the average yield on loans to 6.1% for the year ended December 31, 2003, from 7.9% for the year ended December 31, 2002. The average balance of loans between years increased as a result of portfolio originations.

      Interest earned on securities decreased $543,000 to $1.4 million for the year ended December 31, 2003, from $1.9 million for the year ended December 31, 2002. The decrease was primarily the result of a reduction in the average yield on investments to 4.9% for the year ended December 31, 2003, compared to 5.8% for the year ended December 31, 2002 plus a decrease in the average balance on investments.

      Interest on federal funds sold and interest-bearing deposits decreased $161,000 to $159,000 for the year ended December 31, 2003, from $320,000 for the year ended December 2002. This decrease was primarily attributable to a decrease in average yield to 0.8% for the year ended December 31, 2003, from 1.2% for the year ended December 31, 2002, in addition to a decrease in the average balance of federal funds sold and interest-bearing deposits. The Company has decreased the high amount of cash and cash equivalents during 2003 through increased loan originations.

      Interest Expense

      Total interest expense for the year ended December 31, 2003, was $4.0 million compared to $4.9 million for the year ended December 31, 2002. Interest expense on deposits for the year ended December 31, 2003, was $3.1 million compared to $4.0 million for the year ended December 31, 2002. This decrease was primarily the result of a decrease in the average rate paid on deposits to 2.1%, from 2.8% for the year ended December 31, 2002. The average balance of deposits increased between fiscal 2003 and fiscal 2002. Interest expense on borrowings increased as a result of the interest on a line of credit which had an average balance outstanding during fiscal 2003 of $1.0 million, compared to $500,000 in fiscal 2002.

      Net Interest Income

      Net interest income for the year ended December 31, 2003, decreased approximately $800,000, to $5.0 million from $5.8 million for the previous year. This decrease was primarily the result of a decrease in the net interest spread to 2.9% from 3.3% in the prior period.

      Provision for Loan Losses

      The provision for loan losses is a function of the evaluation of the allowance for loan losses. Management increased the Company's total allowance for loan loss by a provision of $1.1 million during the year ended December 31, 2003 compared to $2.0 million during the year ended December 31, 2002. The Company's allowance for loan losses is based on management's evaluation of losses inherent in the loan portfolio and considers, among other factors, prior years' loss experience, economic conditions, distribution of portfolio loans by risk class and the estimated value of underlying collateral.

      The Bank segregates its loan portfolio into problem and non-problem loans. The Bank then determines the allowance for loan losses based on specific review of all problem loans by internal loan review committees. This detailed analysis primarily determines the allowance on problem loans by specific evaluation of collateral fair value. The allowance for non-problem loans considers historical losses and other relevant factors. The allowances are reviewed throughout the year to consider changes in the loan portfolio and classification of loans which results in a self-correcting mechanism.

      During 2002, the Company's primary financial institution, a federal savings bank, was merged with and into a subsidiary with a commercial state bank charter. In connection with the merger, the State Superintendent required that First Financial change certain methodologies previously used to evaluate loan losses, which resulted in additional loan loss provisions in order to maintain the allowance at a level believed appropriate to absorb losses inherent in the portfolio. Also, loan charge-offs were recorded which resulted in additional loan loss provisions. The Company continually evaluates its credit risk and makes provisions for loan losses as deemed appropriate in the period incurred.

      Noninterest Income

      Noninterest income for the year ended December 31, 2003, totaled $2.3 million as compared to $2.2 million for the year ended December 31, 2002. The increase was primarily the result of increases in fee income and fees from loans sold in the secondary market. There was also a slight increase in income due to increases in cash surrender value changes on BOLI.

      Noninterest Expense

      Noninterest expense for the year ended December 31, 2003, totaled $5.8 million, compared to $5.9 million for the year ended December 31, 2002. Salaries and employee benefits increased $169,000 for the year ended December 31, 2003, when compared to the prior year. The increase was substantially the result of an increase in incentive pay when compared to the prior year. During 2002, the Company recorded a nonrecurring pension expense of $238,000, related to the payment of a pension obligation. In accordance with FASB No. 88, a Settlement resulted in an accelerated expense charge caused by the extremely low interest rates and pension plan performance being less than estimated. Office building and equipment expense for the year ended December 31, 2003, increased slightly when compared to the prior year primarily as the result of the addition of the new Hueytown location. Data processing expense for the year ended December 31, 2003, decreased slightly when compared to the prior year, substantially as a result of efficiencies in data processing resulting from the merger of the subsidiary financial institutions. The decrease in other operating expenses resulted from merger-related expenses of approximately $185,000 recorded in fiscal 2002.

      Income Taxes

      Federal and state income tax benefits decreased $87,000, to a credit of $14,000 in the year ended December 31, 2003, from a credit of $101,000 for the year ended December 31, 2002. The decrease in the credit was primarily the result of the increased taxable net income for the year ended December 31, 2003, as compared to the year ended December 31, 2002. The net income before tax for the year ended December 31, 2003, was $389,000, but the taxable net income was reduced by BOLI tax-free income of $368,000 and other items, which resulted in the recording of a tax credit.

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

Advisory Board of Bibb County

                           William Elbert Belcher, III
                      Owner, Belcher Forest Products, Inc.

                                 R. Hugh Edmonds
                           Owner, Hugh Edmonds Realty

                                Milton R. Fulgham
                            Retired, First State Bank

                               Randall J. Gilmore
                             Real Estate Development

                                 Albert L. Green
                             Retired, N.D. Cass, Co.

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

OFFICERS

      Executive Officers of FirstFed Bancorp, Inc. and First Financial Bank

                               B. K. Goodwin, III
          Chairman of the Board, Chief Executive Officer and President

                                  Lynn J. Joyce
   Chief Financial Officer, Executive Vice President, Secretary and Treasurer

                                Jeff V. Williams
                              Senior Vice President

                        Officers of First Financial Bank

                                W. Paul Province
                          Compliance and Audit Officer

                                Brenda M. Baswell
                          Vice President of Operations

                                Cathy N. Ackerman
                   Assistant Vice President and Branch Manager

                                  W. Max Adams
                   Assistant Vice President and Branch Manager

                                   Chris Alvis
                    Assistant Vice President and Loan Officer

                                 John F. Ammons
                   Assistant Vice President and Branch Manager

                                  Pamela Gamble
                   Assistant Vice President and Branch Manager

                                  Miranda Leach
                   Assistant Vice President and Branch Manager

                               Robert Nelson, III
                    Assistant Vice President and Loan Officer

                                   Neil Walker
                   Assistant Vice President and Branch Manager

                                 Charlotte White
                   Assistant Vice President and Branch Manager

                                 J. Alton Yeager
                            Assistant Vice President

                                  Linda Parish
                               Collections Officer

COMPANY DATA

ANNUAL MEETING

FirstFed Bancorp, Inc.'s Annual Meeting of Stockholders will be held at the Bright Star Restaurant, 304 19th Street North, Bessemer, Alabama, 35020 on Tuesday, April 27, 2004, at 4:30 P.M.

REGISTRAR AND TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572

INDEPENDENT PUBLIC ACCOUNTANTS

KPMG LLP
Birmingham, Alabama

ANNUAL REPORT ON FORM 10-KSB

The December 31, 2003, Annual Report on Form 10-KSB filed with the Securities and Exchange Commission is available on or after April 1, 2004, upon written request to all stockholders of record free of charge from the following:

Lynn J. Joyce, Secretary
FirstFed Bancorp, Inc.
1630 4th Avenue North
Post Office Box 340
Bessemer, AL 35021-9988

OFFICE LOCATIONS

Main Office (Bessemer): 1630 4th Avenue North 35020, (205) 428-8472 Centreville Office: 125 Birmingham Road 35042, (205) 926-4651
Hoover Office: 1604 Montgomery Highway 35216, (205) 822-8534
Hueytown Office: 1243 Hueytown Road 35023, (205) 497-4100
Pelham Office: 56 Pelham Plaza Shopping Center 35124, (205) 664-1824 Vance Office: 18704 Highway 11 North 35490, (205) 633-0904
West Blocton Office: Main Street 35184, (205) 938-7881
Woodstock Office: Highway 5 35188, (205) 938-7813

WEB PAGE ADDRESS

www.firstfedbessemer.com